Form 10-K, Exhibit 13
period 1996-12-31
COLONIAL PROPERTIES TRUST
filed 1997-03-31
CIK 909111

                                                            Exhibit 13.1

SELECTED FINANCIAL INFORMATION


Dollar amounts in thousands,
     except share data         1996      1995       1994     1993(1)     1992
===============================================================================
OPERATING DATA
Total revenue               $  134,881  $110,890  $  64,031 $ 42,610 $  35,226
Expenses:
   Depreciation and
     amortization               23,533    20,490     13,061    7,874     6,449
   Other operating              46,819    41,772     24,026   16,737    14,787
Income from operations          64,529    48,628     26,944   17,999    13,990
Interest expense                24,584    24,060     10,877   12,772    14,509
Other income (expense), net      1,303       736        578   (1,007)     (261)
Income (loss) before
     extraordinary items
      and minority interest     41,248    25,479     16,767    4,220      (759)
Net income (loss)               27,506    14,936     11,317   (2,991)        -
Per share:
   Income before
     extraordinary item          $1.60     $1.29      $1.18    $0.19         -
   Extraordinary loss from
     early extinguishment
       of debt                   (0.02)     -          -       (0.51)        -
   Net income (loss)              1.58      1.29       1.18    (0.32)        -
   Dividends declared             2.00      1.90       1.73     -            -
===============================================================================

BALANCE SHEET DATA
Land, buildings, and
     equipment, net         $  801,800  $624,517   $555,581 $236,062  $139,665
Total assets                   948,105   681,122    620,413  289,846   156,560
Total debt                     506,435   354,100    362,134  110,432   167,275
==============================================================================

OTHER DATA
Funds from operations(2)     $  62,999 $  44,015  $  28,123 $ 11,176   $ 5,216
Total market
     capitalization(3)       1,298,946   894,342    759,313  417,207         -
Ratio of debt to total
     market capitalization       39.0%     39.6%      47.7%    26.5%         -
Cash flow provided by (used in):
   Operating activities       $ 62,872 $  47,004  $  27,970  $ 7,518   $ 4,720
   Investing activities       (224,076)  (95,592)  (119,162) (22,417)   (9,362)
   Financing activities        162,957    29,443     84,689   41,880     4,191
Total properties
     (at end of period)            73        62         55       36        23

     (1) Increases (decreases) for 1993 compared to 1992 relate primarily to the Company's formation as a publicly-owned real estate investment trust on September 29, 1993.
     (2) The Company generally considers Funds From Operations ("FFO") a widely used and appropriate measure of performance for an equity REIT that provides a relevant basis for comparison among REITs. FFO, as defined by the National Association of Real Estate Investment Trusts (NAREIT), means income (loss) before minority interest (determined in accordance with GAAP), excluding gains (losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. FFO is presented to assist investors in analyzing the performance of the Company. The Company's method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO (i) does not represent cash flows from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs and liquidity, including its ability to make distributions, and (iii) should not be considered as an alternative to net income (as determined in accordance with GAAP) for purposes of evaluating the Company's operating performance.
     (3) Total market capitalization is the market value of all outstanding Common Shares of the Company plus total debt. This amount was calculated assuming the conversion of 8,431,198, 8,141,023, 8,070,159, and 4,693,610 units of minority interest in Colonial Realty Limited Partnership into the Company's Common Shares for 1996, 1995, 1994, and 1993, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL
   Colonial Properties Trust (Colonial or the Company) is engaged in the ownership, development, management, and leasing of multifamily communities, retail malls and shopping centers, and office buildings. Colonial is organized as a real estate investment trust (REIT) and operates in Alabama, Florida, Georgia, and South Carolina. As of December 31, 1996, the Company's real estate portfolio consisted of 42 multifamily communities, 21 retail properties, and 10 office properties.
   The following commentary should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements appearing elsewhere in this report. As used herein, the terms "Colonial or the Company" includes Colonial Properties Trust, and one or more of its subsidiaries including, among others, Colonial Realty Limited Partnership (CRLP). Historical results and trends which might appear should not be taken as indicative of future operations.
   Any statement contained in this report which is not a historical fact, or which might be otherwise considered an opinion or projection concerning the Company or its business, whether express or implied, is meant as and should be considered a forward-looking statement as that term is defined in the Private Securities Litigation Reform Act of 1996. Forward-looking statements are based upon assumptions and opinions concerning a variety of known and unknown risks, including but not necessarily limited to changes in market conditions, the supply and demand for leasable real estate, interest rates, increased competition, changes in governmental regulations, and national and local economic conditions generally, as well as other risks more completely described in the Company's filings with the Securities and Exchange Commission. If any of these assumptions or opinions prove incorrect, any forward-looking statements made on the basis of such assumptions or opinions may also prove materially incorrect in one or more respects.

RESULTS OF OPERATIONS -- 1996 AND 1995
   Colonial reported net income of $27.5 million for 1996 compared to $14.9 million for 1995. On a per common share basis, net income was $1.58 for 1996 compared to $1.29 for 1995. Net income increased during 1996 when compared to 1995 primarily due to the acquisition of 17 properties during 1995 and 1996, the completion and placement in service during 1995 and 1996 of five properties developed or expanded by the Company, and the operations of several properties whose development was in various stages of completion during 1995 and 1996.
   Revenue - Total revenue increased by $24.0 million, or 21.6%, for 1996 when compared to 1995, primarily due to an increase in rent revenue, which increased by $23.2 million, or 21.7%, during the same period. Of this increase, $21.2 million represents rent revenues generated by the properties acquired/placed in service during 1995 and 1996. The $2.0 million remainder of the increase in rental revenue primarily represents increases in rental rates charged for existing space. Other revenue increased $0.8 million, or 21.3%, for 1996 when compared to 1995. This increase is partially attributable to $0.5 million of other revenues generated by the properties acquired/placed in service during 1995 and 1996. Other revenue also decreased $0.5 million during 1996 compared to 1995 due to one-time revenues received from lease cancellations during the second quarter of 1995. The remainder of the increase in other revenue of $0.8 million represents increases in other revenues from existing properties.
   Operating Expenses - Total operating expenses increased by $8.1 million, or 13.0%, for 1996 when compared to 1995. Of this increase, $9.4 million represents operating expenses of the properties acquired/placed in service during 1995 and 1996. Operating expenses also decreased by $1.9 million due to the resolution of certain state tax contingencies and the resulting reduction in related reserves. The $0.6 million remainder of the net increase during 1996 when compared to 1995 is primarily attributable to an increase in administrative expenses.
   Other Income and Expenses - Interest expense reflected a net increase of $0.5 million, or 2.2%, for 1996 when compared to 1995. Interest expense increased $5.2 million due to an increase in indebtedness, which was incurred to finance acquisition and development activity. Interest expense also decreased by $1.9 million, which represents interest savings on two mortgages and one revolving credit agreement that were repaid through a portion of the Company's equity offering proceeds in January 1996. Interest expense also decreased by $2.8 million due to the capitalization of $3.7 million in interest on construction expenditures during 1996 compared to $0.9 million capitalized during 1995.

RESULTS OF OPERATIONS -- 1995 AND 1994
   Colonial reported net income of $14.9 million for 1995 compared to $11.3 million for 1994. On a per common share basis, net income was $1.29 for 1995 compared to $1.18 for 1994. Net income increased during 1995 when compared to 1994 primarily due to the acquisition of 26 properties during 1994 and 1995, the completion and placement in service during 1995 of two properties developed or expanded by the Company, and the operations of several properties whose development was in various stages of completion during 1994 and 1995.
     Revenue - Total revenue increased by $46.9 million, or 73.2%, for 1995 when compared to 1994, primarily due to an increase in rent revenue, which increased by $44.9 million during the same period. Of this increase, $39.9 million represents rent revenues generated by the properties acquired/placed in service during 1994 and 1995. The $5.0 million remainder of the increase in rental revenue primarily represents increases in rental rates charged for existing space. Other revenue increased $2.0 million, or 109.3%, for 1995 when compared to 1994. This increase is attributable primarily to $1.5 million of other revenues generated by the properties acquired/placed in service during 1994 and 1995 and $0.5 million received from lease cancellations during the second quarter of 1995.
   Operating Expenses - Total operating expenses increased by $25.2 million, or 67.9%, for 1995 when compared to 1994. Of this increase, $21.2 million represents operating expenses of the properties acquired/placed in service during 1994 and 1995. General and administrative expenses increased by $2.0 million, or 56.1%, during 1995 when compared to 1994 due to administrative expenses associated with the properties acquired/placed in service during 1994 and 1995, an increase in reserve for contingencies, and a general increase in administrative expenses.
   Other Income and Expenses - Interest expense increased $13.2 million, or 121.2%, for 1995 when compared to 1994. This increase is attributed primarily to properties acquired/placed in service during 1994 and 1995 that were financed through advances under the Company's lines of credit and the assumption of debt. The financing of these properties increased interest expense by $13.3 million for 1995 over 1994. The Company capitalized interest on its development projects during the construction period, which reduced interest expense by $0.9 million in 1995, compared to $0.3 million capitalized in 1994.

LIQUIDITY AND CAPITAL RESOURCES
   During 1996 the Company invested approximately $273.1 million through acquisition and development of properties. This acquisition and development activity added to the Company's multifamily and retail property holdings. The Company financed this property investment through proceeds from public offerings of equity and debt totaling approximately $286.6 million during 1996, net of offering costs, advances on its bank line of credit, the issuance of limited partnership units in CRLP, and cash from operations. The Company also used proceeds from these sources of funds to repay $42.6 million outstanding on two mortgage loans and to reduce its outstanding revolving credit balances by $21.9 million.
   Acquisition Activities - During 1996 the Company added 1,505 apartment units through its acquisition of seven multifamily communities at an aggregate cost of $79.0 million. The Company also added 1.1 million square feet of retail leasable area through its acquisition of three community shopping centers and one regional shopping mall and purchased tenant-owned space and the underlying land at an existing retail center. The Company completed these retail acquisitions at an aggregate cost of approximately $94.3 million.
   Development Activities - During 1996 the Company constructed 873 new apartment units in six multifamily communities (three of which were completed for development during the year) and acquired land on which it intends to develop two additional multifamily communities during 1997. The aggregate investment during 1996 in this multifamily development activity was $68.2 million. As of December 31, 1996, the Company has 1,216 apartment units in six multifamily communities under development and expansion. Management anticipates that two of the multifamily projects will be completed during the first half of 1997 and three others will be completed during the second half of the year. The remaining multifamily project will be completed during the first half of 1998. Management expects to invest approximately $31.8 million over these periods to complete these projects.
   During 1996 the Company also continued its 423,000 square foot expansion of its regional mall in Macon, Georgia and began a 225,000 square foot expansion of a community shopping center in Montgomery, Alabama. The aggregate investment during 1996 in this retail development activity was $31.6 million. The Macon Mall expansion was completed and opened during February 1997, and management anticipates completing its Montgomery project during the last half of 1997. Management expects to invest approximately $19.8 million during 1997 to complete these projects.
   Financing Activities - The Company funded a portion of this investment in acquisition and development by raising capital. In January 1996 the Company completed a public offering of 4.6 million common shares of beneficial interest at a price of $24.625 per share. The $106.6 million proceeds of this offering, net of offering costs of $6.6 million, were used to fund acquisition and development activity, repay the balances outstanding under the Company's revolving credit agreements, and to repay the $8.2 million balance outstanding under a mortgage loan.
   The Company also funded its investment in acquisition and development by incurring additional debt. During 1996 notes and mortgages payable increased $152.3 million to total $506.4 million at December 31, 1996. During the year the Company borrowed $220.0 million through the public issuance of debt securities and through debt assumed in property acquisitions. During the year the Company also reduced the principal outstanding on its notes and mortgages payable by $45.8 million (including $42.6 million on mortgage loans that were extinguished) and reduced its outstanding revolving credit balances by $21.9 million.
   In July 1996 the Company completed a public issuance of senior, unsecured debt securities totaling $130.0 million. The securities were issued in two series of $65 million each requiring semi-annual payments of interest only. One series, which matures in July 2001, bears interest at 7.50% and was priced at a spread of 95 basis points over the five-year treasury bond rate, resulting in an original issue discount of $145,383. The other series, which matures in July 2006, bears interest at 8.05% and was priced at a spread of 128 basis points over the ten-year treasury bond rate, resulting in an original issue discount of $288,410.
   In July 1996 the Company refinanced loans collateralized by five of the Company's multifamily properties and representing a total of approximately $53.0 million in outstanding indebtedness. The loans are financed through tax-exempt bonds which are credit enhanced by Fannie Mae. The loans, which bear interest at a weekly variable interest rate, require monthly interest payments through June 2006 and principal and interest payments from July 2006 through June 2026. The weighted average interest rate of these five loans was 3.42% at December 31, 1996.
   In December 1996 the Company completed a public issuance of unsecured medium-term debt securities totaling $50.0 million. The securities mature in December 2003 and bear interest at 7.05% which, at the time of issuance, equated to a spread of 90 basis points over the seven-year treasury bond rate.
   In January 1997, subsequent to year-end, the Company completed an additional issuance of unsecured medium-term debt securities also totaling $50.0 million. These securities mature in January 2003 and bear interst at 7.16% which, at the time of issuance, equated to a spread of 80 basis points over the six-year treasury bond rate.
   In January 1997 the Company also completed a public offering of 1.5 million common shares of beneficial interest at a price of $29.875 per share. The $43.4 million proceeds of this offering, net of offering costs of $1.4 million, were used to fund acquisition and development activity, repay the balances outstanding under the Company's revolving credit agreement, and to repay $24.5 million outstanding under four mortgage loans.
   At December 31, 1996, after considering the effect of the January 1997 debt and equity offerings, the Company's total debt included fixed-rate debt of $426.7 million, or 86.9%, and floating-rate debt of $64.5 million, or 13.1%. The Company has obtained interest rate protection for $17.8 million of the floating-rate debt, which limits this debt to an interest rate of 5.96% through September 30, 1998. The Company's total market capitalization as of December 31, 1996, after considering the effect of the January 1997 debt and equity offerings, was $1.3 billion, and its ratio of debt to total market capitalization was 37.9%.
   At December 31, 1996, the Company has one unsecured bank line of credit, which provides for borrowings up to $125 million, bears interest at LIBOR plus 100 to 150 basis points, has a term of two years beginning in December 1996, and provides for a one-year amortization in the case of non-renewal. As of December 31, 1996, after considering the effect of the January 1997 debt and equity offerings, the balance outstanding on the Company's line of credit was $0.5 million.
   Management intends to maintain the Company's strength through diversification, while continuing to pursue acquisitions that meet Colonial's acquisition criteria for property quality, market strength, and investment return. Management expects to use its line of credit agreement to fund its investment in acquisition and development activities and plans to continue to replace significant borrowings under the bank line of credit with funds generated from the sale of additional securities and/or permanent financing, as market conditions permit. Management believes that these potential sources of funds, along with the possibility of issuing limited partnership units of CRLP in exchange for properties, will provide the Company with the means to finance additional acquisitions and development.
   Cash and equivalents increased by $1,753,000 during 1996. Management anticipates that its net cash provided by operations and its existing cash balances will provide the necessary funds on a short- and long-term basis to cover its operating expenses, interest expense on outstanding indebtedness, recurring capital expenditures, and dividends to shareholders in accordance with Internal Revenue Code requirements applicable to real estate investment trusts. Management does not anticipate any significant costs associated with Year 2000 software requirements.

INFLATION
   Substantially all of the leases at the retail properties provide for pass-through to tenants of certain operating costs, including real estate taxes, common area maintenance expenses, and insurance. Leases at the multifamily properties generally provide for an initial term of six months or one year and allow for rent adjustments at the time of renewal. Leases at the office properties typically provide for rent adjustment and pass-through of certain operating expenses during the term of the lease. All of these provisions permit the Company to increase rental rates or other charges to tenants in response to rising prices and, therefore, serve to minimize the Company's exposure to the adverse effects of inflation.

FUNDS FROM OPERATIONS
   The Company generally considers Funds From Operations ("FFO") a widely used and appropriate measure of performance for an equity REIT that provides a relevant basis for comparison among REITs. FFO, as defined by the National Association of Real Estate Investment Trusts (NAREIT), means income (loss) before minority interest (determined in accordance with GAAP), excluding gains (losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. FFO is presented to assist investors in analyzing the performance of the Company. The Company's method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO (i) does not represent cash flows from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs and liquidity, including its ability to make distributions, and (iii) should not be considered as an alternative to net income (as determined in accordance with GAAP) for purposes of evaluating the Company's operating performance. The Company's FFO for the years ended December 31, 1996 and 1995 was computed as follows:

(in thousands)                              1996         1995
----------------------------------------------------------------
Net Income                               $27,506      $14,936
Adjustments:
   Minority interest in CRLP              13,231       10,543
   Depreciation (1)                       22,621       18,711
   Gains from sales of property (1)         (870)        (175)
   Debt prepayment penalties                 511           -0-
----------------------------------------------------------------
Funds from Operations                    $62,999      $44,015
================================================================

(1) Includes pro-rata share of adjustments for subsidiaries.

CONSOLIDATED BALANCE SHEETS
December 31, 1996 and 1995

                                                        1996            1995
=============================================================================
ASSETS:
Land, buildings, and equipment, net             $801,800,023    $624,517,030
Undeveloped land and construction in progress    113,689,163      32,640,381
Cash and equivalents                               3,341,575       1,588,197
Restricted cash                                    2,450,335       2,079,796
Accounts receivable, net                           4,791,406       2,282,428
Prepaid expenses                                   4,582,275       3,700,278
Deferred debt and lease costs                      6,028,278       3,452,044
Investment in subsidiaries                         5,692,247       5,890,233
Other assets                                       5,729,321       4,971,667
-----------------------------------------------------------------------------
   Total assets                                 $948,104,623    $681,122,054
=============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY:
Notes and mortgages payable                     $506,434,925    $354,099,770
Accounts payable                                   7,699,360       7,618,222
Accounts payable to affiliates                     9,972,954       3,983,589
Accrued interest                                   5,465,237         957,518
Accrued expenses                                   1,704,383       1,125,514
Tenant deposits                                    2,926,404       2,401,604
Unearned rent                                        924,193         843,642
-----------------------------------------------------------------------------
   Total liabilities                             535,127,456     371,029,859
Minority interest                                133,474,220     119,199,440
-----------------------------------------------------------------------------
Common  shares  of  beneficial  interest,
 $.01  par  value,  50,000,000  shares
   authorized; 17,659,696 and 13,044,935 shares
     issued and outstanding at December 31, 1996
       and 1995, respectively                        176,597         130,449
Additional paid-in capital                       302,303,849     205,884,198
Cumulative earnings                               50,767,567      23,261,761
Cumulative distributions                         (73,386,738)    (38,080,357)
Deferred compensation on restricted shares          (358,328)       (303,296)
-----------------------------------------------------------------------------
   Total shareholders' equity                    279,502,947     190,892,755
-----------------------------------------------------------------------------
   Total liabilities and shareholders' equity   $948,104,623    $681,122,054
=============================================================================

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED  STATEMENTS OF INCOME
For the Years Ended December 31, 1996,  1995, 1994

                                             1996            1995          1994
===============================================================================
REVENUE:
   Rent                              $129,612,153    $106,335,068   $61,478,244
   Rent from affiliates                   757,818         836,426       775,492
   Other                                4,511,384       3,718,481     1,776,917
-------------------------------------------------------------------------------
      Total revenue                   134,881,355     110,889,975    64,030,653
-------------------------------------------------------------------------------
PROPERTY OPERATING EXPENSES:
   General operating expenses           9,530,324       8,355,107     4,686,304
   Salaries and benefits                8,606,321       7,362,486     4,203,958
   Repairs and maintenance             13,072,944      10,890,018     5,770,758
   Taxes, licenses, and insurance      11,538,481       9,617,090     5,811,472
General and administrative              4,071,156       5,547,143     3,553,489
Depreciation                           22,024,933      18,044,446    10,418,838
Amortization                            1,508,515       2,445,773     2,642,250
-------------------------------------------------------------------------------
      Total operating expenses         70,352,674      62,262,063    37,087,069
-------------------------------------------------------------------------------
      Income from operations           64,528,681      48,627,912    26,943,584
Other income (expense):
   Interest expense                   (24,584,298)    (24,059,736)  (10,876,513)
   Income from subsidiaries               834,872         735,937       578,227
   Gains from sales of property           468,619         174,954       121,600
-------------------------------------------------------------------------------
      Total other expense             (23,280,807)    (23,148,845)  (10,176,686)
-------------------------------------------------------------------------------
      Income before extraordinary
          items and minority
            interest                   41,247,874      25,479,067    16,766,898
Extraordinary loss from early
     extinguishment of debt              (510,602)             -0-           -0-
--------------------------------------------------------------------------------
     Income before minority interest   40,737,272      25,479,067    16,766,898
Minority interest in income of CRLP    13,231,466      10,543,238     5,450,064
--------------------------------------------------------------------------------
      Net income                    $  27,505,806   $  14,935,829   $11,316,834
================================================================================
Income per share after consideration of minority interest:
     Income before extraordinary item      $ 1.60          $ 1.29        $ 1.18
      Extraordinary loss from early
        extinguishment of debt              (0.02)             -0-           -0-
--------------------------------------------------------------------------------
      Net income per share                 $ 1.58          $ 1.29        $ 1.18
================================================================================
Weighted average common shares
     outstanding                       17,377,805      11,613,365     9,582,002

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Years Ended December 31, 1996, 1995, 1994

                                     Common Shares of     Additional
                                    Beneficial Interest     Paid-In
----------------------------------------------------------------------
                                    Shares    Par Value     Capital
======================================================================
Balance, December 31, 1993         9,574,991 $  95,750   $121,583,507
  Distributions ($1.73 per share)
  Net income
  Issuance of Restricted
    Common Shares of
Beneficial Interest                    7,270        73        161,685
  Amortization of deferred
    compensation
  Adjustment to minority
    interest in Colonial Realty
Limited Partnership due
to issuance of limited
partnership units                                          19,285,057
  Other                                                      (101,855)
----------------------------------------------------------------------
Balance, December 31, 1994         9,582,261    95,823    140,928,394
  Distributions ($1.90 per share)
  Net income
  Issuance of Restricted
    Common Shares of
Beneficial Interest                    9,050        90        203,535
  Amortization of deferred
    compensation
  Public offering of common
    shares of beneficial
interest, net of offering
costs of $4,831,871                3,450,000    34,500     73,621,129
  Issuance of common shares
    of beneficial interest through
the Company's dividend
reinvestment plan                      3,624        36         86,723
  Adjustments to minority
    interest in Colonial Realty
Limited Partnership due to
issuance of common shares
of beneficial interest and
limited partnership units                                  (8,955,583)
----------------------------------------------------------------------
Balance, December 31, 1995        13,044,935   130,449    205,884,198
  Distributions ($2.00 per share)
  Net income
  Issuance of Restricted
    Common Shares of
Beneficial Interest                    7,800        78        187,122
  Cancellation of Restricted
    Common Shares of
Beneficial Interest                   (1,108)      (11)       (28,935)
  Amortization of deferred
    compensation
  Public offering of common
    shares of beneficial
interest, net of offering
costs of $6,631,817                4,600,000    46,000    106,597,183
  Issuance of common shares
    of beneficial interest through
the Company's dividend
reinvestment plan                      8,069        81        203,890
  Adjustments to minority
    interest in Colonial Realty
Limited Partnership due to
issuance of common shares
of beneficial interest and
limited partnership units                                 (10,539,609)
----------------------------------------------------------------------
Balance, December 31, 1996        17,659,696  $176,597   $302,303,849
======================================================================
                                                      Deferred        Total
                           Cumulative  Cumulative  Compensation on Shareholders'
                             Earnings  Distributions Restricted Shares Equity
                         =====================================================
Balance, December 31, 1993$ (2,990,902)                            $118,688,355
  Distributions ($1.73 per share)      $(16,577,312)                (16,577,312)
  Net income              11,316,834                                 11,316,834
  Issuance of Restricted
    Common Shares of
Beneficial Interest                                    $(161,758)            -0-
  Amortization of deferred
    compensation                                          18,535         18,535
  Adjustment to minority
    interest in Colonial Realty
Limited Partnership due
to issuance of limited
partnership units                                                    19,285,057
  Other                                                               (101,855)
-------------------------------------------------------------------------------
Balance, December 31, 1994 8,325,932    (16,577,312)    (143,223)   132,629,614
  Distributions ($1.90 per share)       (21,503,045)                (21,503,045)
  Net income              14,935,829                                 14,935,829
  Issuance of Restricted
    Common Shares of
Beneficial Interest                                     (203,625)            -0-
  Amortization of deferred
    compensation                                          43,552         43,552
  Public offering of common
    shares of beneficial
interest, net of offering
costs of $4,831,871                                                  73,655,629
  Issuance of common shares
    of beneficial interest through
the Company's dividend
reinvestment plan                                                        86,759
  Adjustments to minority
    interest in Colonial Realty
Limited Partnership due to
issuance of common shares
of beneficial interest and
limited partnership units                                            (8,955,583)
-------------------------------------------------------------------------------
Balance,December 31, 1995 23,261,761    (38,080,357)    (303,296)   190,892,755
  Distributions ($2.00 per share)       (35,306,381)                (35,306,381)
  Net income              27,505,806                                 27,505,806
  Issuance of Restricted
    Common Shares of
Beneficial Interest                                     (187,200)            -0-
  Cancellation of Restricted
    Common Shares of
Beneficial Interest                                       28,946             -0-
  Amortization of deferred
    compensation                                         103,222        103,222
  Public offering of common
    shares of beneficial
interest, net of offering
costs of $6,631,817                                                 106,643,183
  Issuance of common shares
    of beneficial interest through
the Company's dividend
reinvestment plan                                                       203,971
  Adjustments to minority
    interest in Colonial Realty
Limited Partnership due to
issuance of common shares
of beneficial interest and
limited partnership units                                           (10,539,609)
--------------------------------------------------------------------------------
Balance,December 31,1996 $50,767,567   $(73,386,738)   $(358,328)  $279,502,947
================================================================================

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED  STATEMENTS  OF CASH FLOWS
For the Years Ended  December  31, 1996, 1995, 1994

                                           1996            1995            1994
================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                     $  27,505,806   $  14,935,829   $  11,316,834
   Adjustments to reconcile net income
     to net cash
      provided by operating activities:
      Depreciation and amortization  23,533,448      20,490,219      13,061,088
      Income from subsidiaries         (834,872)       (735,938)       (578,227)
      Minority interest              13,231,466      10,543,238       5,450,064
      Other                             557,828           4,719          15,492
      Decrease (increase) in:
         Restricted cash               (370,539)       (933,092)       (629,340)
         Accounts receivable         (3,253,185)       (144,852)     (1,003,425)
         Prepaid expenses              (224,131)       (108,025)        966,359
         Other assets                (1,298,312)     (1,973,786)       (961,450)
      Increase (decrease) in:
         Accounts payable                81,138       4,456,216        (211,057)
         Accrued interest             4,507,719         450,564         255,283
         Accrued expenses and other    (563,946)         19,167         287,893
--------------------------------------------------------------------------------
         Net cash provided by operating
           activities                62,872,420      47,004,259      27,969,514
--------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of properties       (125,926,554)    (67,580,603)   (106,035,067)
   Development expenditures         (22,168,286)     (3,741,192)     (3,364,634)
   Development expenditures paid to an
     affiliate                      (70,414,613)    (21,646,534)     (8,933,717)
   Tenant improvements               (1,029,075)     (1,061,087)     (1,531,885)
   Capital expenditures              (6,824,320)     (2,672,625)       (658,202)
   Proceeds from sales of property    1,254,359         328,237         513,963
   Distributions from subsidiaries    1,046,652       1,012,141       1,049,887
   Capital contributions to
     subsidiaries                       (13,794)       (230,121)       (202,269)
--------------------------------------------------------------------------------
         Net cash used in investing
          activities               (224,075,631)    (95,591,784)   (119,161,924)
--------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from stock issuance, net of
     expense                        106,643,183      73,655,629              -0-
   Principal reductions of debt     (45,797,858)    (37,131,834)     (1,102,053)
   Proceeds from additional
     borrowings                     179,540,450      62,220,000      17,900,000
   Net change in revolving credit
     balance                        (21,877,000)    (33,205,744)     93,897,744
   Dividends paid to common
     shareholders                   (35,306,381)    (21,503,045)    (16,577,312)
   Distributions to minority partners
     in CRLP                        (16,523,316)    (13,733,135)     (8,119,945)
   Payment of mortgage financing cost(3,415,858)       (946,018)     (1,207,477)
   Other, net                          (306,631)         86,759        (101,855)
--------------------------------------------------------------------------------
         Net cash provided by financing
          activities                162,956,589      29,442,612      84,689,102
--------------------------------------------------------------------------------
         Increase (decrease) in cash and
          equivalents                 1,753,378     (19,144,913)     (6,503,308)
Cash and equivalents, beginning
     of period                        1,588,197      20,733,110      27,236,418
--------------------------------------------------------------------------------
Cash and equivalents, end of
     period                        $  3,341,575  $    1,588,197   $  20,733,110
================================================================================
Supplemental disclosures of cash flow information:
   Cash paid during the year for
     interest                     $  20,076,579   $  23,609,172   $  10,621,230
================================================================================

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  ORGANIZATION AND BASIS OF PRESENTATION
   Organization - Colonial Properties Trust (Colonial or the Company), an Alabama real estate investment trust (REIT), was formed as a Maryland real estate investment trust on July 9, 1993, to succeed as owner of substantially all of the predecessor interests of Colonial Properties, Inc. (CPI), and certain real estate interests of persons and companies affiliated with CPI. On September 29, 1993, the Company completed its initial public offering, and on August 21, 1995, the Company reincorporated as an Alabama real estate investment trust under a new Alabama REIT statute. The Company is engaged in the ownership, development, management, and leasing of multifamily housing communities, retail malls and centers, and office buildings. The Company also owns certain parcels of land.
   Federal Income Tax Status - The Company, which is considered a corporation for federal income tax purposes, qualifies as a real estate investment trust for federal income tax purposes and generally will not be subject to federal income tax to the extent it distributes its REIT taxable income to its shareholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate rates. The Company may be subject to certain state and local taxes on its income and property. No provision for income taxes is included in the financial statements. Distributions to shareholders are partially taxable to shareholders as ordinary income and partially non-taxable to shareholders as return of capital. During 1996, 1995, and 1994 the Company's distributions had the following characteristics:
                  Distribution     Ordinary      Return of
                    Per Share       Income        Capital
----------------------------------------------------------
       1994           $1.73         76.20%        23.80%
       1995           $1.90         71.44%        28.56%
       1996           $2.00         75.32%        24.68%

   Principles of Consolidation - The Company's consolidated financial statements include the Company; its wholly-owned subsidiary, Colonial Properties Holding Company, Inc.; Colonial Realty Limited Partnership (CRLP) (in which Colonial Properties Holding Company, Inc. held 67.68%, 61.56%, and 54.26% general and limited partner interests at December 31, 1996, 1995, and 1994, respectively) and Colonial Properties Services Limited Partnership (in which Colonial Realty Limited Partnership holds 99% general and limited partner interests). The minority limited partner interests in Colonial Realty Limited Partnership and Colonial Properties Services Limited Partnership are included as minority interest in the Company's consolidated financial statements.
   Investments in Subsidiaries - Partnerships and corporations in which the Company owns a fifty percent or less interest and does not control are reflected in the consolidated financial statements as investments accounted for under the equity method. Under this method the investment is carried at cost plus or minus equity in undistributed earnings or losses since the date of acquisition.
   Also included in investments in partnerships and partially-owned corporations is the Company's 99% nonvoting, equity interest in Colonial Properties Services, Inc. (CPSI). Colonial holds a one percent voting interest in CPSI. The Company accounts for its 99% equity interest on the equity method. CPSI provides property management services for Company-owned properties and third party-owned properties and administrative services to the Company. CPSI generally bills Colonial for payroll and other costs incurred in providing services to the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   Land, Buildings, and Equipment - Land, buildings, and equipment is stated at the lower of cost, less accumulated depreciation, or net realizable value. Where an impairment of a property's value is determined to be other than temporary, an allowance for the estimated potential loss is established to record the property at its net realizable value. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 7 to 40 years. Maintenance and repairs are charged to expense as incurred. Replacements and improvements are capitalized and depreciated over the estimated remaining useful lives of the assets. When items of land, buildings, or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.
   Undeveloped Land and Construction in Progress - Undeveloped land and construction in progress is stated at the lower of cost or net realizable value. The Company capitalizes all costs associated with land development, including construction period interest and property taxes, during periods in which property is undergoing development activities necessary to prepare the asset for its intended use.
   Cash and Equivalents - The Company includes highly liquid marketable securities and debt instruments purchased with a maturity of three months or less in cash equivalents.
     Restricted Cash - Cash which is legally restricted as to use consists primarily of tenant deposits.
     Deferred Debt and Lease Costs - Amortization of mortgage costs is recorded using the straight-line method, which approximates the effective interest method, over the terms of the related mortgages. Leasing commissions and fees are amortized using the straight-line method over the terms of the related leases. Interest rate cap agreements are used to reduce the potential impact of increases in interest rates on variable-rate debt. Premiums paid for purchased interest rate cap agreements are amortized to expense over the terms of the caps. Unamortized premiums are included in other assets in the balance sheets. Amounts receivable under cap agreements are accrued as a reduction of interest expense.
     Deferred Compensation on Restricted Shares - Deferred compensation on restricted shares relates to the issuance of restricted shares to employees of the Company which are being amortized to expense over the vesting period of the respective shares issued.
   Revenue Recognition - Rental income attributable to leases is recognized on a straight-line basis over the terms of the leases.
   Net Income Per Share - Net income per share is calculated using the weighted average numbers of shares outstanding during the periods.
   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.
   Reclassifications - Certain immaterial reclassifications have been made to the 1994 and 1995 financial statements in order to conform them to the 1996 financial statement presentation.
3.  PROPERTY ACQUISITIONS
   The Company acquired 11 properties during 1996, six properties during 1995, and 20 properties during 1994 at aggregate costs of approximately $173,700,000, $68,400,000, and $331,000,000, respectively. The Company funded these acquisitions with cash proceeds from its public offerings of equity (see Note 8) and debt (see Note 7), advances on bank lines of credit, proceeds from the issuance of limited partnership units in Colonial Realty Limited Partnership, and cash from operations. A portion of the purchase price of Rime Village-Huntsville was subject to adjustment during 1995 based upon the operating results of the second phase of the property which was in lease-up when it was acquired. This portion of the purchase price was paid through the issuance of 70,864 additional limited partnership units in Colonial Realty Limited Partnership.
   The properties acquired during 1996, 1995, and 1994 are listed below:

                                                  Effective
                                                 Acquisition
                             Location                Date
-----------------------------------------------------------------
Multifamily Properties:
Carrollwood                 Tampa, FL          January 1, 1994
Grande View Towers        Huntsville, AL       January 1, 1994
Plantation Gardens        Sarasota, FL          March 31, 1994
Patio I                    Auburn, AL           March 31, 1994
Arbors at Kirkman          Orlando, FL         August 10, 1994
Polos at Gainesville     Gainesville, FL       August 10, 1994
Polos at Ponte Vedra    Jacksonville, FL       August 10, 1994
Polos West                 Orlando, FL         August 10, 1994
Huntleigh Woods            Mobile, AL         December 31, 1994
Monte D'Oro              Birmingham, AL       December 31, 1994
Rime Village-Hoover      Birmingham, AL       December 31, 1994
Rime Village-Huntsville  Huntsville, AL       December 31, 1994
Riverchase Manor         Birmingham, AL       December 31, 1994
Ski Lodge I              Birmingham, AL       December 31, 1994
Ski Lodge II             Birmingham, AL       December 31, 1994
Ski Lodge III            Birmingham, AL       December 31, 1994
Ski Lodge Tuscaloosa     Tuscaloosa, AL       December 31, 1994
Stockbridge Manor       Stockbridge, GA       December 31, 1994
Ashford Place             Mobile, AL            April 1, 1996
Pointe West               Mobile, AL            April 1, 1996
Spring Creek              Macon, GA             April 1, 1996
Crowne Chase             Birmingham, AL         April 15, 1996
Crowne Point             Birmingham, AL          May 10, 1996
Crowne Ridge             Birmingham, AL          May 10, 1996
Barrington Club           Macon, GA            September 13, 1996
Retail Properties:
Burnt Store Square      Punta Gorda, FL         July 13, 1994
Britt David
  Shopping Center        Columbus, GA          October 25, 1994
Bear Lake Village        Orlando, FL             July 1, 1995
Country Lake Village     Orlando, FL             July 1, 1995
Winter Haven Village     Orlando, FL             July 1, 1995
River Oaks Center        Decatur, AL             July 14, 1995
North Dale Court          Tampa, FL             October 1, 1995
Paddock Park              Ocala, FL            November 16, 1995
Briarcliffe Mall       Myrtle Beach, SC           July 1, 1996
Wekiva River Walk        Orlando, FL            October 1, 1996
Bardmoor Village      St. Petersburg, FL        October 1, 1996
Island Walk              Orlando, FL            October 1, 1996

   Results of operations of these properties, subsequent to their respective acquisition dates, are included in the consolidated financial statements of the Company. The cash paid to acquire these properties is included in the statements of cash flows. The acquisitions during 1996, 1995, and 1994 are comprised of the following:

                                                1996         1995          1994
================================================================================
Assets purchased:
   Land, buildings, and equipment       $173,276,789  $68,322,274  $328,593,287
   Other assets                              454,515       42,691     2,422,530
--------------------------------------------------------------------------------
                                         173,731,304   68,364,965   331,015,817
Notes and mortgages assumed              (40,443,806)          -0- (141,005,861)
Other liabilities assumed or recorded     (1,773,648)    (784,362)   (8,436,875)
Issuance of limited partnership units
 of Colonial Realty Limited Partnership   (5,587,296)          -0-  (75,538,014)
--------------------------------------------------------------------------------
   Cash paid                            $125,926,554  $67,580,603  $106,035,067
================================================================================

   The Company's unaudited pro forma results of operations, assuming these acquisitions had been effected by the Company prior to January 1, 1994, are as follows:

For the Year Ended December 31,           1996            1995            1994
================================================================================
Revenues                          $145,866,000    $138,975,000    $129,063,000
================================================================================

Income before minority interest   $ 41,483,000    $ 36,752,000    $ 35,475,000
================================================================================
Net income                        $ 28,078,000    $ 24,876,000    $ 24,011,671
================================================================================
Net income per share              $       1.59    $       1.41    $       1.36

   The pro forma amounts reflected above are not representative of the effects on reported net income in future years, because in general, the options granted typically do not vest for several years and additional awards are made each year.
   On January 8, 1997, subsequent to year end, the Company acquired Riverchase Center, an office park comprised of eight one-level buildings in Birmingham, Alabama totaling 306,000 square feet of leasable area. The total purchase price of $20,800,000 was funded by the assumption of $8,710,000 in mortgage debt, the issuance of 25,163 limited partnership units in Colonial Realty Limited Partnership valued at $750,000, and an advance on the Company's bank line of credit agreement. The effects of this acquisition are not included in the Company's accompanying consolidated financial statements or in the pro forma information above.

4. LAND, BUILDINGS, AND EQUIPMENT
   Land, buildings, and equipment consists of the following at December 31, 1996 and 1995:

                                             1996                      1995
================================================================================
Buildings                            $736,621,679              $568,861,504
Furniture and fixtures                 23,444,740                18,288,680
Equipment                               2,569,139                 1,406,215
Land improvements                      18,327,845                14,218,447
Tenant improvements                    11,969,390                10,516,274
--------------------------------------------------------------------------------
                                      792,932,793               613,291,120
Accumulated depreciation             (101,549,355)              (79,780,292)
--------------------------------------------------------------------------------
                                      691,383,438               533,510,828
Land                                  110,416,585                91,006,202
--------------------------------------------------------------------------------
                                     $801,800,023              $624,517,030
================================================================================

5.  UNDEVELOPED LAND AND CONSTRUCTION IN PROGRESS
     During 1996 the Company completed the construction of three multifamily expansion projects at a combined total cost of approximately $18,960,000. The expansion projects produced 356 new apartment units (51 units completed during 1995 and 305 units completed during 1996), 16 units at McGehee Place in Montgomery, Alabama, 180 units at Colonial Grand at Inverness in Mobile, Alabama, and 160 units at Colonial Grand at Galleria in Birmingham, Alabama. The Company currently has nine active expansion and development projects in progress and various parcels of land available for expansion, construction, or sale. During 1996 the Company completed construction on 873 apartment units (including the 305 units in completed projects mentioned above), and the Company has an additional 1,216 apartment units in progress at December 31, 1996. Undeveloped land and construction in progress is comprised of the following at December 31,
1996:
                                 Total
                                 Units/                                Costs
                                 Square  Estimated     Estimated     Capitalized
                                  Feet  Completion    Total Costs      To Date
================================================================================
Multifamily Projects:
Colonial Village at
     Heatherbrooke (expansion)      84      1997    $  4,100,000   $  1,462,407
Colonial Village at
     Riverchase (expansion)        276      1997      14,900,000     13,368,319
Colonial Grand at Heathrow         312      1997      20,400,000     20,050,293
Colonial Grand at Bayshore         212      1997      11,600,000     11,155,327
Colonial Grand at Bayshore II      164      1997       9,100,000      3,377,532
Colonial Grand at Wesleyan         240      1997      12,800,000      7,758,183
Colonial Grand at Hunters Creek    496      1998      33,000,000     16,824,877
--------------------------------------------------------------------------------
                                 1,784               105,900,000     73,996,938
================================================================================

Retail Projects:
Macon Mall (expansion)         423,000      1997      52,000,000     38,085,793
Montgomery
     Promenade (expansion)     225,000      1997       7,000,000      1,100,000
--------------------------------------------------------------------------------
                               648,000                59,000,000     39,185,793
================================================================================
Other Projects and
     Undeveloped Land                                                   506,432
--------------------------------------------------------------------------------
                                                    $164,900,000   $113,689,163
================================================================================

   Interest capitalized on construction in progress during 1996, 1995, and 1994 was $3,745,000, $868,000 and $333,000, respectively. During February 1997, the Company completed its expansion of Macon Mall.

6.  INVESTMENT IN SUBSIDIARIES
   Investment in subsidiaries at December 31, 1996 and 1995 consists of the following:

                                           Percent
                                            Owned              1996       1995
================================================================================
Office:
600 Building Partnership, Birmingham, AL      33.34%     $    5,044  $   21,143
Anderson Block Properties, Montgomery, AL     33.33%        (52,773)    (65,760)
Hoar/Colonial/Polar-BEK Partnership I,
     Birmingham, AL                           37.50%       (429,744)   (395,691)
Hoar/Colonial/Polar-BEK Partnership II,
     Birmingham, AL                           37.50%        (34,876)     (2,438)
Polar-BEK/Colonial Partnership I,
     Birmingham, AL                           50.00%      4,999,726   5,236,912
Polar-BEK/Rubaiyat/Colonial Partnership,
     Birmingham, AL                           25.00%        505,338     526,824
--------------------------------------------------------------------------------
                                                          4,992,715   5,320,990
--------------------------------------------------------------------------------

Other:
Colonial/Polar-BEK Management Company,
     Birmingham, AL                           50.00%         35,504      42,650
Colonial Properties Services, Inc.,
     Birmingham, AL                           99.00%        664,028     526,593
--------------------------------------------------------------------------------
                                                            699,532     569,243
--------------------------------------------------------------------------------
                                                         $5,692,247  $5,890,233
================================================================================

7.  NOTES AND MORTGAGES PAYABLE
   Notes and mortgages payable at December 31, 1996 and 1995 consists of the following:

                                                  1996             1995
================================================================================
Senior unsecured notes, net of unamortized
     discounts totaling $433,793             $179,566,207    $         -0-
Revolving credit agreements                    48,815,000      70,692,000
Mortgages and other notes:
  4.50% to 6.00%                               76,605,000      88,095,394
  6.01% to 7.50%                               39,324,252      49,774,944
  7.51% to 9.00%                              115,369,461      98,455,300
  9.01% to 10.25%                              46,755,005      47,082,132
--------------------------------------------------------------------------------
                                             $506,434,925    $354,099,770
================================================================================

   As of December 31, 1996, the Company has one unsecured bank line of credit providing for total borrowings of up to $125,000,000. The line of credit agreement bears interest at LIBOR plus 100 to 150 basis points, has a term of two years beginning in December 1996, and provides for a one-year amortization in the case of non-renewal. The credit facility is primarily used by the Company to finance property acquisitions and development and had an outstanding balance at December 31, 1996, of $48,815,000. The weighted average interest rate of this short-term borrowing facility was 6.81% and 7.47% at December 31, 1996 and 1995, respectively.
   In July 1996 the Company completed a public offering of senior, unsecured debt securities totaling $130,000,000 through its subsidiary Colonial Realty Limited Partnership. The securities were issued in two series of $65,000,000 each requiring semi-annual payments of interest only. One series, which matures in July 2001, bears interest at 7.50% and was priced at a spread of 95 basis points over the five-year treasury bond rate, resulting in an original issue discount of $145,383. The other series, which matures in July 2006, bears interest at 8.05% and was priced at a spread of 128 basis points over the ten-year treasury bond rate, resulting in an original issue discount of $288,410. The issue discounts are being charged to interest expense over the life of the corresponding issue.
   In July 1996 the Company refinanced loans collateralized by five of the Company's multifamily properties and representing a total of approximately $53.0 million in outstanding indebtedness. The loans are financed through tax-exempt bonds which are credit enhanced by Fannie Mae. The loans, which bear interest at a weekly variable interest rate, require monthly interest payments through June 2006 and principal and interest payments from July 2006 through June 2026. The weighted average interest rate of these five loans was 3.42% at December 31, 1996.
   In December 1996 the Company completed a public offering of unsecured medium term debt securities totaling $50,000,000 through its subsidiary Colonial Realty Limited Partnership. The securities mature in December 2003 and pay a coupon rate of 7.05% which equated to a spread of 90 basis points over the seven-year treasury bond rate.
   In January 1997, subsequent to year-end, the Company completed a public offering of unsecured medium term debt securities totaling $50,000,000 through its subsidiary Colonial Realty Limited Partnership. The securities mature in January 2003 and pay a coupon rate of 7.16% which equated to a spread of 80 basis points over the six-year treasury bond rate. The effect of this issuance is not reflected in the Company's consolidated financial statements.
   In February 1995 the Company entered into a note payable agreement with Nationwide Life Insurance Company (Nationwide) in the amount of $61,520,000. The ten-year note requires monthly payments of interest only at 8.87% for the first five years and monthly payments of interest only at a redetermined interest rate for the remainder of the term. At the end of the first five years of the term, the Company may elect to repay the note without penalty.
   Colonial has entered into an interest rate cap agreement which limits debt of $17,800,000 to an interest rate of 5.96% through September 30, 1998. The Company paid approximately $374,000 in total for the interest rate cap, which is being amortized over the life of the agreement. Colonial is exposed to credit losses in the event of nonperformance by the counterparties to its interest rate cap and nonderivative financial assets but has no off-balance-sheet credit risk of accounting loss. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. Colonial does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.
   At December 31, 1996, the Company had $228,815,000 in unsecured indebtedness including balances outstanding on its bank line of credit and certain other notes payable. The remainder of the Company's notes and mortgages payable are collateralized by the assignment of rents and leases of certain properties and assets with an aggregate net book value of $467,203,240 at December 31, 1996.

   The aggregate maturities of notes and mortgages payable at December 31, 1996, are as follows:

                      1997                   $    2,383,837
                      1998                       84,465,343
                      1999                       33,631,776
                      2000                       27,654,318
                      2001                       82,213,194
                      Thereafter                276,086,457
--------------------------------------------------------------------------------
                                               $506,434,925
================================================================================

   A substantial majority of the Company's notes and mortgages payable have been recently financed or are covered by interest rate cap agreements, and as such, the balances outstanding on these notes and mortgages are considered to be the fair values. The Company's line of credit arrangement bears interest at a rate that varies with changes in LIBOR; therefore, the balances outstanding are considered to be the fair value.
   Certain shareholders and trustees of the Company have guaranteed indebtedness of the Company totaling approximately $6,300,000 at December 31, 1996. The Company has indemnified these individuals from their guarantees of approximately $3,304,000 of this indebtedness. Certain partners of the Company's subsidiary, Colonial Realty Limited Partnership, have guaranteed indebtedness of the Company totaling approximately $19,048,000 at December 31, 1996.

8.  COMMON STOCK OFFERINGS
     During 1995 and 1996 and in the first quarter of 1997, the Company completed three public offerings of stock totaling 9,550,000 common shares of beneficial interest (Common Shares). The proceeds of the offerings were used to fund acquisitions and development expenditures, repay balances outstanding on the Company's revolving credit agreements, repay certain notes and mortgages payable, and for general corporate purposes. Details relating to these equity offerings are as follows:
                    Number of  Stock Price    Gross      Offering       Net
           Date   Common Shares Per Share   Proceeds       Costs     Proceeds
--------------------------------------------------------------------------------
      May 1995      3,450,000   $22.750   $  78,487,500 $4,831,871 $  73,655,629
      January 1996  4,600,000   $24.625   $ 113,275,000 $6,631,817 $ 106,643,183
      January 1997  1,500,000   $29.875   $  44,812,500 $1,422,500 $  43,390,000

    The effect of the January 1997 offering is not reflected in the Company's consolidated financial statements.

9. EMPLOYEE SHARE OPTION AND RESTRICTED SHARE PLAN AND TRUSTEE SHARE OPTION PLAN In September 1993 the Company adopted an Employee Share Option and Restricted
Share Plan (the Employee Plan) designed to attract, retain, and motivate executive officers of the Company and other key employees. The Employee Plan authorizes the issuance of up to 675,000 common shares of beneficial interest pursuant to options or restricted shares granted or issued under the plan, provided that no more than 300,000 restricted shares may be issued under the plan. In connection with the grant of options under the Employee Plan, the Executive Compensation Committee of the Board of Trustees determines the option exercise period and any vesting requirements. In September 1993 the Company also adopted a Trustee Share Option Plan (the Trustee Plan). The Trustee Plan authorizes the issuance of up to 125,000 common shares of beneficial interest pursuant to options granted under the plan.
    The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock option plans. Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Statement of Financial Accounting Standards No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:
                                              For the Year Ending December 31,
--------------------------------------------------------------------------------
                                                    1996             1995
================================================================================
Net Income                  As reported      $27,505,806      $14,935,829
                            Pro forma        $27,179,096      $14,877,509
================================================================================
Net income per share        As reported      $      1.58      $      1.29
                            Pro forma        $      1.56      $      1.28
================================================================================

   The pro forma amounts reflected above are not representative of the effects on reported net income in future years, because in general, the options granted typically do not vest for several years and additional awards are made each year.
   The Company elected to use the Black-Scholes pricing model to calculate the fair values of the options awarded, which are included in the pro forma results above. The following assumptions were used to derive the fair values: a 10-year option term; an annualized volatility rate of 27.04% and 10.51% for 1996 and 1995, respectively; a risk-free rate of return of 6.49% and 6.44% for 1996 and 1995, respectively; and a dividend yield of 7.70% and 7.99% for 1996 and 1995, respectively.
   The Company issued 7,800, 9,050, and 7,270 restricted shares under the Employee Plan during 1996, 1995, and 1994, respectively. On October 1, 1996, the Company cancelled 1,108 restricted shares previously issued during 1994 and 1995. The value of these restricted shares is being charged to compensation expense based upon the earlier of satisfying the vesting period (eight years) or satisfying certain performance targets. Option activity under both the Employee Plan and the Trustee Plan combined is presented in the table below:

                                       Options Outstanding
-------------------------------------------------------------------------
                                 Shares                 Weighted-
                                Available                average
                               for future               Price per
                              Option Grant    Shares      Share
-------------------------------------------------------------------------
Balance, December 31, 1993       770,000      30,000     $23.000
Options granted                  (41,690)     41,690      23.000
-------------------------------------------------------------------------
Balance, December 31, 1994       728,310      71,690      23.000
Options granted                  (85,205)     85,205      23.000
-------------------------------------------------------------------------
Balance, December 31, 1995       643,105     156,895      23.000
Options granted                 (103,450)    103,450      24.371
-------------------------------------------------------------------------
Balance, December 31, 1996       539,655     260,345     $23.540
=========================================================================

   All options granted to date have a term of ten years and may be exercised in installments of one-third of the total number of options issued to any individual on each of the first three anniversary dates of the grant of the option; the first of such anniversary dates was September 29, 1994. The balance of options that were exercisable totaled 78,425, 33,897 and 10,000 at December 31, 1996, 1995, and 1994, respectively.

10.  EMPLOYEE BENEFITS
   Employees of the Company and CPSI have participated with those of The Colonial Company (TCC) (an affiliate of certain shareholders and minority interest holders) and its other related entities in a noncontributory defined benefit pension plan covering substantially all employees. TCC's policy was to currently fund the amount of pension cost allowed by the Internal Revenue Code. Pension expense includes service and interest costs adjusted by actual earnings on plan assets and amortization of prior service cost and the transition amount, calculated using the guidelines of Statement of Financial Accounting Standards No. 87. The benefits are based on years of service and the employees' final compensation. The allocated pension cost of the Company and CPSI, based on their portion of total payroll expense for the year ended December 31, 1994, was $186,000, which was paid to The Colonial Company.
   Effective January 1, 1995, the Company created a new noncontributory defined benefit pension plan designed to cover substantially all employees of the Company and CPSI. Therefore, these employees did not participate in the pension plan mentioned above after December 31, 1994. The benefits provided by this plan are based on years of service and the employee's final average compensation. The Company's policy is to fund the minimum required contribution under ERISA and the Internal Revenue Code.
   The table below presents a summary of pension plan status as of December 31, 1996 and 1995, as it relates to the employees of the Company and CPSI.

                                               1996              1995
============================================================================

Actuarial present value of accumulated
     benefit obligation including vested
      benefits of$528,000 and $374,000
       at December 31, 1996 and 1995,
        respectively                     $   587,000       $   401,000
Actuarial present value of projected
     benefit obligations at year end       1,439,000         1,140,000
Fair value of assets at year end             644,000           358,000
Accrued pension cost                         274,000           176,000
Net pension cost for the year                337,000           216,000

      Actuarial assumptions used in determining the actuarial present value of projected benefit obligations at January 1, 1996 are as follows:

                                              1996              1995
==============================================================================
Weighted-average interest rate               7.75%              7.0%
------------------------------------------------------------------------------
Increase in future compensation levels        4.5%              4.0%

   The Company and CPSI also participated with TCC and its other related entities in a salary reduction profit sharing plan covering substantially all employees. This plan provided, with certain restrictions, that employees may contribute a portion of their earnings with the employer matching one-half of such contributions. Contributions by the Company and CPSI were $108,000 for the year ended December 31, 1994.
   Effective January 1, 1995, the Company also created a new salary reduction profit sharing plan covering substantially all employees of the Company and CPSI. Similar to TCC's salary reduction profit sharing plan, this plan provides, with certain restrictions, that employees may contribute a portion of their earnings with the employer matching one-half of such contributions. Therefore, the employees of the Company and CPSI did not participate in the salary reduction profit sharing plan mentioned above after December 31, 1994. Contributions by the Company and CPSI were $164,000 and $155,000 for the years ended December 31, 1996 and 1995, respectively.

11. LEASING OPERATIONS
   The Company is in the business of leasing and managing commercial, retail, and residential property. For properties owned by the Company, minimum rentals due in future periods under noncancelable operating leases extending beyond one year at December 31, 1996, are as follows:
                      1997                      $40,897,000
                      1998                       35,756,000
                      1999                       30,329,000
                      2000                       23,951,000
                      2001                       19,293,000
                      Thereafter                 99,845,000
--------------------------------------------------------------------------
                                               $250,071,000
==========================================================================

   The noncancelable leases are primarily with tenants engaged in retail and commercial operations in Alabama, Georgia, Florida, and South Carolina. Performance in accordance with the lease terms is in part dependent upon the economic conditions of the respective areas. No additional credit risk exposure relating to the leasing arrangements exists beyond the accounts receivable amounts shown in the December 31, 1996, balance sheet. Leases with tenants in multifamily properties are generally for one year or less and are thus excluded from the above table. Substantially all of the Company's land, buildings, and equipment represent property leased under the above and other short-term leasing arrangements.
   Rental income for 1996, 1995, and 1994 includes contingent rent of $1,841,000, $1,782,000, and $1,729,000, respectively. This rental income was earned when certain retail tenants attained sales volumes specified in their respective lease agreements.

12.  RELATED PARTY TRANSACTIONS
   Colonial has generally used affiliated construction companies to manage and oversee its development projects. The Company paid $42,554,000, $16,124,000, and $8,934,000 for property development costs to Lowder Construction Company, Inc., a construction company owned by TCC, during the years ended December 31, 1996, 1995, and 1994, respectively. The Company had outstanding construction invoices and retainage payable to Lowder Construction Company, Inc. totaling $6,746,000 and $3,306,000 at December 31, 1996 and 1995, respectively. The $3,440,000 increase in construction-related payables to this affiliate, representing non-cash increases in construction in progress, have been excluded from the 1996 statement of cash flows. The Company also paid $27,861,000 and $5,522,000 for property development costs to two construction companies owned by three trustees during the years ended December 31, 1996 and 1995, respectively. The Company had outstanding construction invoices and retainage payable to these construction companies totaling $3,227,000 and $678,000 at December 31, 1996 and 1995, respectively. The $2,549,000 increase in construction-related payables to this affiliate, representing non-cash increases in construction in progress, have been excluded from the 1996 statement of cash flows.
   The Company received rental income totaling $758,000, $836,000, and $775,000 from TCC, CPSI, and other affiliated companies during the years ended December 31, 1996, 1995, and 1994, respectively.
   CPSI provided management and leasing services to entities in which certain shareholders and minority interest holders have an interest. The amount of fees paid to CPSI by such entities was $356,000, $321,000, and $320,000 for the years ended December 31, 1996, 1995, and 1994, respectively.
   During 1994, TCC performed certain administrative services for the Company including payroll processing and computer processing. The Company paid TCC $82,000 for these services during that year. Colonial Insurance Company provides insurance brokerage services for the Company for which the Company paid $187,000, $168,000, and $172,000 during the years ended December 31, 1996, 1995, and 1994, respectively. The Company paid rent to Polar BEK/Colonial Partnership I, which is a partnership accounted for by the Company under the equity method (listed in Note 6), in the amounts of $211,000, $209,000, and $213,000 during the years ended December 31, 1996, 1995, and 1994, respectively.
   Colonial Commercial Investments, Inc., which is owned by trustees James K. Lowder and Thomas H. Lowder, has guaranteed indebtedness totaling $1,438,000 at December 31, 1996 for Anderson Block Properties, which is a partnership accounted for by the Company under the equity method (listed in Note 6). The Company has indemnified Colonial Commercial Investments, Inc. from its guarantees of this indebtedness.
   In July 1996 Colonial acquired land in Macon, Georgia, on which the Company is developing its Colonial Grand at Wesleyan multifamily community. The Company acquired this land from Colonial Commercial Investments, Inc. The purchase price of $1,440,000, which was determined pursuant to an option acquired at the time of the Company's initial public offering in September 1993, was paid through the issuance of 58,466 units of limited partnership interest in CRLP ("CRLP Units").
   In December 1994 the Company acquired, in exchange for CRLP Units, ten multifamily properties developed and owned by The Rime Companies, in which Messrs. Ripps and Meisler owned an interest. Subsequent to the acquisition, Messrs. Ripps and Meisler were elected to serve on the Board of Trustees of the Company. The acquisition agreements relating to the acquisition transaction provided for the possible issuance of additional CRLP Units to the owners of The Rime Companies if one of the properties met certain performance criteria after the acquisition. During 1995 CRLP issued 33,661 Units to Mr. Ripps and 33,660 Units to the adult children of Mr. Meisler, pursuant to these acquisition agreements.

13.  SUBSEQUENT EVENT
   On January 24, 1997, the Board of Trustees declared a cash distribution to shareholders of the Company and partners of Colonial Realty Limited Partnership in the amount of $.52 per share and per partnership unit, totaling $14,326,333. The distribution was made to shareholders and partners of record as of February 3, 1997, and was paid on February 10, 1997.

14.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
   The following is a summary of the unaudited quarterly financial information for the years ended December 31, 1996 and 1995:

                                                1996
                            (Amounts in thousands, except per share data)
-------------------------------------------------------------------------
                             First   Second    Third   Fourth
                            Quarter  Quarter  Quarter  Quarter   Total
-------------------------------------------------------------------------
Revenues                   $29,607   $31,824  $34,832  $38,618 $134,881
Income before minority
     interest                8,361     9,424   10,216   12,736   40,737
Minority interest            2,773     3,478    3,302    3,678   13,231
Net income                   5,588     5,946    6,914    9,058   27,506

Net income per share         $0.34     $0.34    $0.39    $0.51    $1.58
Weighted average common
     shares outstanding     16,536    17,655   17,656   17,658   17,378

                                               1995
                            (Amounts in Thousands, except per share data)
-------------------------------------------------------------------------
                             First   Second    Third   Fourth
                            Quarter  Quarter  Quarter  Quarter   Total
-------------------------------------------------------------------------
Revenues                   $25,508   $26,782  $28,426  $30,174 $110,890
Income before minority
     interest                5,240     5,748    7,019    7,472   25,479
Minority interest            2,395     2,485    2,683    2,980   10,543
Net income                   2,845     3,263    4,336    4,492   14,936

Net income per share         $0.30     $0.30    $0.33    $0.34    $1.29
Weighted average common
     shares outstanding      9,591    10,721   13,043   13,045   11,613

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Trustees of
Colonial Properties Trust:

      We have audited the accompanying consolidated balance sheets of Colonial Properties Trust as of December 31, 1996 and 1995 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Colonial Properties Trust as of December 31, 1996 and 1995 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.




/s/ Coopers & Lybrand L.L.P.
COOPERS & LYBRAND L.L.P.
Birmingham, Alabama
January 24, 1997