Form 10-K, Exhibit 13
period 1997-12-31
COLONIAL PROPERTIES TRUST
filed 1998-03-20
CIK 909111


selected financial information

(Dollar amounts in thousands,
  except share data)                 1997         1996           1995           1994           1993
--------------------------------------------------------------------------------------------------------
OPERATING DATA
Total revenue                      $   184,126    $  134,881     $110,890       $  64,031      $  42,610
Expenses:
  Depreciation and amortization         33,278        23,533       20,490          13,061          7,874
  Other operating                       63,581        46,819       41,772          24,026         16,737
Income from operations                  87,267        64,529       48,628          26,944         17,999
Interest expense                        40,496        24,584       24,060          10,877         12,772
Other income (expense), net              3,187         1,303          736             578         (1,007)
Income before extraordinary items
      and minority interest             49,958        41,248       25,479          16,767          4,220
Dividends to preferred shareholders      1,671             0            0               0              0
Net income (loss) available to
      common shareholders               30,277        27,506       14,936          11,317         (2,991)
Per share - basic and diluted:
      Income before extraordinary items  $1.66         $1.60        $1.29           $1.18          $0.19
      Extraordinary loss from early
           extinguishment of debt        (0.13)        (0.02)           0               0          (0.51)
      Net income (loss)                   1.53          1.58         1.29            1.18          (0.32)
      Dividends declared                  2.08          2.00         1.90            1.73              0
=========================================================================================================
BALANCE SHEET DATA
Land, buildings, and equipment, net $1,268,432    $  801,800     $624,517        $555,581       $236,062
Total assets                         1,397,078       948,105      681,122         620,413        289,846
Total debt                             702,044       506,435      354,100         362,134        110,432
=========================================================================================================
OTHER DATA
Funds from operations(1)          $     77,493   $    62,999    $  44,015       $  28,123      $  11,176
Total market capitalization(2)       1,764,810     1,298,946      894,342         759,313        417,207
Ratio of debt to total market
     capitalization                       39.8%         39.0%        39.6%           47.7%          26.5%
Cash flow provided by (used in):
      Operating activities        $     72,065   $    62,873    $  47,004       $  27,970     $    7,518
      Investing activities            (346,379)     (224,076)     (95,592)       (119,162)       (22,417)
      Financing activities             275,503       162,957       29,443          84,689         41,880
Total properties (at end of period)         93            73           62              55             36

(1) The Company generally considers Funds From Operations ("FFO") a widely used and appropriate measure of performance for an equity REIT that provides a relevant basis for comparison among REITs. FFO, as defined by the National Association of Real Estate Investment Trusts (NAREIT), means income (loss) before minority interest (determined in accordance with GAAP), excluding gains (losses) from debt restructuring and sales of property, plus real estate related depreciation and after adjustments for unconsolidated partnerships and joint ventures. FFO is presented to assist investors in analyzing the performance of the Company. The Company's method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO (i) does not represent cash flows from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs and liquidity, including its ability to make distributions, and (iii) should not be considered as an alternative to net income (as determined in accordance with GAAP) for purposes of evaluating the Company's operating performance.

(2) Total market capitalization is the market value of all outstanding Common Shares of the Company plus total debt. This amount was calculated assuming the conversion of 9,976,419, 8,431,198, 8,141,023, and 8,070,159 units of minority interest in Colonial Realty Limited Partnership into the Company's Common Shares for 1997, 1996, 1995, and 1994, respectively.

management's discussion and analysis
    of financial condition and results of operations

general

Colonial Properties Trust (Colonial or the Company) is engaged in the ownership, development, management, and leasing of multifamily communities, retail malls and shopping centers, and office buildings. Colonial is organized as a real estate investment trust (REIT) and owns and operates properties in eight states in the Sunbelt region of the United States. As of December 31, 1997, Colonial's real estate portfolio consisted of 43 multifamily communities, 37 retail properties, and 13 office properties. As of December 31, 1997 Colonial was one of the largest diversified REITs in the United States. Consistent with its diversified strategy, Colonial manages its business with three separate and distinct operating divisions: Multifamily, Retail, and Office. Each division has an Executive Vice President that oversees growth and operations and has a separate management team that is responsible for acquiring, developing, and leasing properties within each division. This structure allows Colonial to utilize specialized management personnel for each operating division. Although these divisions operate independently from one another, constant communication among the Executive Vice Presidents provides the Company with synergy allowing the Company to take advantage of a variety of investment opportunities. The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements appearing elsewhere in this report. As used herein, the terms "Colonial" or "the Company" includes Colonial Properties Trust, and one or more of its subsidiaries including, among others, Colonial Realty Limited Partnership (CRLP). Any statement contained in this report which is not a historical fact, or which might be otherwise considered an opinion or projection concerning the Company or its business, whether express or implied, is meant as, and should be considered, a forward-looking statement as that term is defined in the Private Securities Litigation Reform Act of 1996. Forward-looking statements are based upon assumptions and opinions concerning a variety of known and unknown risks, including but not limited to changes in market conditions, the supply and demand for leasable real estate, interest rates, increased competition, changes in governmental regulations, and national and local economic conditions generally, as well as other risks more completely described in the Company's filings with the Securities and Exchange Commission. If any of these assumptions or opinions prove incorrect, any forward-looking statements made on the basis of such assumptions or opinions may also prove materially incorrect in one or more respects.

Results of Operations - 1997 vs. 1996

In 1997, the Company experienced growth in revenues, operating expenses, and net income which resulted from the acquisition and development of 43 properties during 1997 and 1996. As a result of the acquisitions and developments, the Company's net income before dividends to preferred shareholders increased by $5.0 million, or 18.0%, for 1997 when compared to 1996. On a per share basis, net income available to common shareholders was $1.53 for 1997, a 3.2% decrease, compared to $1.58 for 1996. The decrease in net income available to common shareholders, on a per share basis, is directly attributable to the extraordinary loss from early extinguishment of debt and the dividends paid to the preferred shareholders.

Revenues - Total revenues increased by $49.2 million, or 36.5%, during 1997 when compared to 1996. Of this increase, $43.4 million relates to revenues generated by properties that were acquired or developed during 1997 and 1996. The remaining increase primarily relates to increases in rental rates at existing properties.

Operating Expenses - Total operating expenses increased by $26.5 million, or 37.7%, during 1997 when compared to 1996. The majority of this increase, $21.5 million, relates to additional operating expenses associated with properties that were acquired or developed during 1997 and 1996. Depreciation expense at existing properties increased by $1.8 million during 1997 when compared to 1996. The remaining increase primarily relates to the resolution of prior year reserves for certain tax contingencies, increases in operating expenses at existing properties, and overall increases in corporate overhead and personnel costs associated with the Company's continued growth.

Other Income and Expenses - Interest expense increased by $15.9 million, or 64.7%, during 1997 when compared to 1996. The increase in interest expense is primarily attributable to the assumption of $75 million of debt, the issuance of $175 million in Medium Term Notes, and the increase usage of the Company's line of credit in conjunction with the financing of acquisitions and developments.

Results of Operations - 1996 vs. 1995

In 1996, the Company experienced growth in revenues and operating expenses which resulted from the acquisition and development of 22 properties during 1996 and 1995. As a result of the acquisitions and developments, the Company's net income before dividends to preferred shareholders increased by $12.6 million, or 84.2%, for 1996 when compared to 1995. On a per share basis, net income was $1.58 for 1996, a 22.5% increase, compared to $1.29 for 1995.

Revenues - Total revenues increased by $24.0 million, or 21.6%, during 1996 when compared to 1995. Of this increase, $21.7 million relates to revenues generated by properties that were acquired or developed during 1996 and 1995. The remaining increase primarily relates to increases in rental rates at existing properties.

Operating Expenses - Total operating expenses increased by $8.1 million, or 13.0%, during 1996 when compared to 1995. The change is due to an increase of $9.4 million related to additional operating expenses associated with properties that were acquired or developed during 1997 and 1996 and a decrease of $1.9 million due to the resolution of certain state tax contingencies.

Other Income and Expenses - Interest expense increased by $0.5 million, or 2.2%, during 1996 when compared to 1995. The change in interest expense is primarily attributable to an increase in indebtedness incurred to finance acquisitions and developments, which was offset by the repayment of two mortgages and one revolving credit agreement and an increase in capitalized interest during the year.

LIQUIDITY AND CAPITAL RESOURCES

During 1997, the Company invested $523 million in the acquisition and development of properties. This acquisition and development activity increased the Company's multifamily, retail, and office property holdings. The Company financed this growth through proceeds from public offerings of equity and debt totaling $403 million during 1997, advances on its bank line of credit, the issuance of limited partnership units in CRLP, and cash from operations. In connection with the acquisition activity, the Company sold or exchanged six multifamily properties and one office property through tax-deferred transactions. The Company also used these sources of funds, along with exchanging or selling properties, to repay or transfer $120 million on 17 mortgage loans.

Acquisition and Development Activities

Multifamily Properties - During 1997, the Company added 1,434 apartment units through the acquisition of five multifamily communities at an aggregate cost of $84 million. In a continuing effort to diversify its portfolio, the Company sold or exchanged six multifamily communities, which had a net book value of $68 million and consisted of 2,464 apartment units. The Company also completed development of 1,172 apartment units in seven multifamily communities during 1997 and acquired land on which it intends to develop additional multifamily communities during 1998. The aggregate investment in the multifamily developments during 1997 was $50.5 million. As of December 31, 1997, the Company has 1,170 apartment units in seven multifamily communities under development or expansion. Management anticipates that the seven multifamily projects will be completed during 1998 and the first half of 1999. Management estimates that it will invest an additional $63 million to complete these multifamily communities.

Retail Properties - During 1997, the Company added 4.9 million square feet of retail shopping space through the acquisition of nine community shopping centers and seven enclosed malls at an aggregate cost of $250.6 million. The Company also completed a 422,000 square foot expansion of a regional mall in Macon, Georgia and a 239,000 square foot expansion of a community shopping center in Montgomery, Alabama at an aggregate cost during 1997 of $28.6 million.

Office Properties - During 1997, the Company increased its office portfolio by one million square feet with the acquisition of four office properties and the purchase of additional interests in two joint ventures. The office properties are located in Alabama and Georgia and were purchased at an aggregate cost of $104.5 million. In connection with one of the acquisitions, the Company exchanged an office property which had a net book value of $2.0 million and consisted of 25,000 square feet.

Financing Activities

The Company funded a large portion of its acquisitions and developments through the issuance of common shares, preferred shares, and debt securities. During 1997, the Company completed the following equity and debt transactions:

                             Common Share Offerings
                                         (in thousands)
            Number of    Price Per   Gross   Offering      Net
  Date     Common Shares  Share     Proceeds   Costs     Proceeds
-------------------------------------------------------------------
January    1,500,000      $29.8750  $44,812    $1,457     $43,355
July       1,700,000      $30.9375  $52,594    $2,945     $49,649
December     165,632      $30.1875  $ 5,000    $  330(1) $  4,670
(1) Includes $90,000 in shelf registration fees paid to the Securities and
Exchange Commission.

                            Preferred Share Offering
                                         (in thousands)
            Number of    Price Per  Gross    Offering      Net
  Date   Preferred Shares  Share    Proceeds   Costs     Proceeds
-------------------------------------------------------------------
November   5,000,000     $25.0000  $125,000   $4,451    $120,549

                                 Debt Offerings
                                                      Gross
               Type of                               Proceeds
  Date          Note      Maturity        Rate    (in thousands)
-------------------------------------------------------------------
January    Medium-term    January, 2003   7.16%        $50,000
July       Medium-term    July, 2004      6.96%        $75,000
August     Medium-term    August, 2005    6.96%        $25,000
September  Medium-term    September, 2005 6.98%        $25,000

On July 10, 1997, the Company increased the borrowing capacity under its unsecured line of credit from $125 million to $200 million. The credit facility, which is used by the Company primarily to finance additional property investments, bears interest at a rate ranging between 100 and 150 basis points above LIBOR and is renewable annually. As of December 31, 1997, the balance outstanding on the Company's line of credit was $117.1 million, bearing interest at a rate of 110 basis points above LIBOR. At December 31, 1997, the Company's total outstanding debt balance was $702.0 million. The outstanding balance includes fixed rate debt of $531.3 million, or 75.7%, and floating-rate debt of $170.7 million, or 24.3%. The Company has obtained interest rate protection for $67.8 million of the floating-rate debt under two agreements. One agreement, protecting $17.8 million, limits the debt to an interest rate of 5.96% through September 30, 1998, and the other agreement, protecting $50.0 million, limits the debt to an interest rate of 8.00% through May 2, 2000. The Company's total market capitalization as of December 31, 1997 was $1.76 billion and its ratio of debt to total market capitali-zation was 39.8%. Certain loan agreements of the Company contain restrictive covenants which, among other things, require maintenance of various financial ratios. At December 31, 1997, the Company was in compliance with these covenants.

Outlook

Management intends to maintain the Company's strength through continued diversification, while pursuing acquisitions that meet Colonial's criteria for property quality, market strength, and investment return. Management will continue to use its line of credit to provide short-term financing for acquisition and development activities and plans to continue to replace significant borrowings under the bank line of credit with funds generated from the sale of additional equity securities and permanent financing, as market conditions permit. Management believes that these potential sources of funds, along with the possibility of issuing limited partnership units of CRLP in exchange for properties, will provide the Company with the means to finance additional acquisitions and development. Colonial continues to work diligently to improve its credit rating, in order to reduce its cost of raising future capital. Management anticipates that its net cash provided by operations and its existing cash balances will provide the necessary funds on a short- and long-term basis to cover its operating expenses, interest expense on outstanding indebtedness, recurring capital expenditures, and dividends to shareholders in accordance with Internal Revenue Code requirements applicable to real estate investment trusts. The Company is aware of the potential issues associated with the data conversion and system upgrades necessary for its computer systems to be year 2000 compliant. Management is also currently in the process of addressing the operational impact the year 2000 issue will have on the properties owned by the Company. The Company expects to incur internal staff costs as well as other expenses related to facilities enhancements necessary to prepare its systems for the year 2000. The Company currently believes that, with modifications to existing software at the corporate level and upgrading operational systems at the property level, the year 2000 issue will not have a material impact on the operations of the Company. However, if such modifications or upgrades are not completed timely or if software vendors, suppliers, or other companies upon whose systems Colonial relies in the ordinary course of business have failed to appropriately address the conversion issue, then the year 2000 issue may have a material impact on the operations of the Company. At the current time, the Company has not determined the cost that will ultimately be incurred to be year 2000 compliant.

Recently Issued Accounting Standard

Statement of Financial Accounting Standard No. 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related Information, establishes new disclosure guidelines for reporting financial information related to operating segments. Under SFAS 131, the Company will be required to disclose operating results and other financial information related to its multifamily, retail, and office divisions. The Company is required to adopt SFAS 131 for fiscal year ending December 31, 1998.

Inflation

Substantially all of the leases at the retail properties provide for the pass-through to tenants of certain operating costs, including real estate taxes, common area maintenance expenses, and insurance. Leases at the multifamily properties generally provide for an initial term of six months to one year and allow for rent adjustments at the time of renewal. Leases at the office properties typically provide for rent adjustments and the pass-through of certain operating expenses during the term of the lease. All of these provisions permit the Company to increase rental rates or other charges to tenants in response to rising prices and, therefore, serve to minimize the Company's exposure to the adverse effects of inflation.

FUNDS FROM OPERATIONS

The Company considers Funds From Operations ("FFO") a widely accepted and appropriate measure of performance for an equity REIT that provides a relevant basis for comparison among REITs. FFO, as defined by the National Association of Real Estate Investment Trusts (NAREIT), means income (loss) before minority interest (determined in accordance with GAAP), excluding gains (losses) from debt restructuring and sales of property, plus real estate depreciation and after adjustments for unconsolidated partnerships and joint ventures. FFO is presented to assist investors in analyzing the performance of the Company. The Company's method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO (i) does not represent cash flows from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs and liquidity, including its ability to make distributions, and (iii) should not be considered as an alternative to net income (as determined in accordance with GAAP) for purposes of evaluating the Company's operating performance. The Company's FFO for the years ended December 31, 1997 and 1996 was computed as follows:

(in thousands)                                    1997           1996
----------------------------------------------------------------------
Net income                                       $30,277       $27,506
Adjustments:
   Minority interest in CRLP                      14,360        13,231
   Depreciation(1)                                32,288        22,621
   Gains from sales of property(1)                (3,082)         (870)
   Debt prepayment penalties                       3,650           511
----------------------------------------------------------------------
Funds from operations                            $77,493       $62,999
======================================================================
(1)Includes pro-rata share of adjustments for subsidiaries.

consolidated balance sheets
     december 31, 1997 and 1996

(Amounts in thousands)                                  1997         1996
---------------------------------------------------------------------------
assets:
Land, buildings, and equipment, net                 $1,268,432     $801,800
Undeveloped land and construction in progress           98,555      113,689
Cash and equivalents                                     4,531        3,342
Restricted cash                                          2,665        2,450
Accounts receivable, net                                 7,301        4,792
Prepaid expenses                                         3,164        4,582
Deferred debt and lease costs                            6,901        6,028
Investment in subsidiaries                                 685        5,692
Other assets                                             4,844        5,730
---------------------------------------------------------------------------
      Total assets                                  $1,397,078     $948,105
===========================================================================

liabilities and shareholders' equity:
Notes and mortgages payable                        $   702,044     $506,435
Accounts payable                                        12,706        7,699
Accounts payable to affiliates                           2,320        9,973
Accrued interest                                         6,526        5,465
Accrued expenses                                         2,814        1,705
Tenant deposits                                          3,715        2,926
Unearned rent                                            2,253          924
---------------------------------------------------------------------------
      Total liabilities                                732,378      535,127
---------------------------------------------------------------------------
Minority interest                                      174,281      133,474
---------------------------------------------------------------------------
Preferred  shares of  beneficial  interest,  $.01 par value,  10,000,000  shares authorized; 5,000,000 and -0- shares issued and outstanding
      at December 31, 1997 and 1996, respectively           50            0
Common shares of beneficial interest, $.01 par value,
     65,000,000 shares authorized; 21,152,754 and
     17,659,696 shares issued and outstanding at
      December 31, 1997 and 1996, respectively             212          177
Additional paid-in capital                             524,605      302,304
Cumulative earnings                                     82,716       50,768
Cumulative distributions                              (116,768)     (73,387)
Deferred compensation on restricted shares                (396)        (358)
---------------------------------------------------------------------------
      Total shareholders' equity                       490,419      279,504
---------------------------------------------------------------------------
      Total liabilities and shareholders' equity    $1,397,078     $948,105
===========================================================================

The accompanying notes are an integral part of these financial statements.

consolidated statements of income
     for the years ended december 31, 1997, 1996, 1995
(Amounts in thousands, except per share data)                 1997          1996           1995
-------------------------------------------------------------------------------------------------
Revenue:
      Base rent                                              $154,063     $115,174      $ 94,835
      Base rent from affiliates                                   879          758           836
      Percentage rent                                           2,161        1,841         1,782
      Tenant recoveries                                        17,349       10,717         7,621
      Other                                                     9,674        6,391         5,816
-------------------------------------------------------------------------------------------------
           Total revenue                                      184,126      134,881       110,890
-------------------------------------------------------------------------------------------------
Property operating expenses:
      General operating expenses                               12,603        9,530         8,355
      Salaries and benefits                                    10,283        8,606         7,363
      Repairs and maintenance                                  18,669       13,073        10,890
      Taxes, licenses, and insurance                           15,578       11,538         9,617
General and administrative                                      6,448        4,071         5,547
Depreciation                                                   31,956       22,025        18,044
Amortization                                                    1,322        1,509         2,446
-------------------------------------------------------------------------------------------------
           Total operating expenses                            96,859       70,352        62,262
-------------------------------------------------------------------------------------------------
           Income from operations                              87,267       64,529        48,628
-------------------------------------------------------------------------------------------------
Other income (expense):
      Interest expense                                        (40,496)     (24,584)      (24,060)
      Income from subsidiaries                                    620          835           736
      Gains from sales of property                              2,567          468           175
-------------------------------------------------------------------------------------------------
           Total other expense                                (37,309)     (23,281)      (23,149)
-------------------------------------------------------------------------------------------------
           Income before extraordinary items and
               minority interest                               49,958       41,248        25,479
Extraordinary loss from early extinguishment of debt           (3,650)        (511)           -0-
-------------------------------------------------------------------------------------------------
           Income before minority interest                     46,308       40,737        25,479
Minority interest in income of CRLP                            14,360       13,231        10,543
-------------------------------------------------------------------------------------------------
           Net income                                          31,948       27,506        14,936
Dividends to preferred shareholders                            (1,671)          -0-           -0-
-------------------------------------------------------------------------------------------------
           Net income available to common shareholders      $  30,277     $ 27,506     $  14,936
=================================================================================================
Basic and Diluted net income per share after consideration of minority interest:
           Income before extraordinary items               $     1.66   $     1.60    $     1.29
           Extraordinary loss from early extinguishment of debt (0.13)       (0.02)           -0-
-------------------------------------------------------------------------------------------------
           Net income per common share                     $     1.53   $     1.58    $     1.29
=================================================================================================
Weighted average common shares outstanding                     19,808       17,378        11,613
=================================================================================================

The accompanying notes are an integral part of these financial statements.

consolidated statements of shareholders' equity for the years ended december 31, 1997, 1996, 1995


                     Preferred Shares of     Common Shares of   Additional                              Deferred           Total
                    Beneficial Interest     Beneficial Interest  Paid-In   Cumulative    Cumulative   Compensation on  Shareholders'
(Amounts in thousands)Shares   Par Value      Shares  Par Value  Capital    Earnings    Distributions Restricted Shares    Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                    9,582     $  96   $140,928   $  8,326      $(16,577)       $(143)           $132,630
Distributions ($1.90 per share)                                                           (21,503)                         (21,503)
Net income                                                                   14,936                                         14,936
Issuance of Restricted Common Shares of
  Beneficial Interest                             9        -0-       204                                  (204)                -0-
Amortization of deferred compensation                                                                       44                  44
Public offering of common shares of
  beneficial interest, net of offering
  costs of $4,832                             3,450        35     73,621                                                    73,656
Issuance of common shares of beneficial
  interest through the Company's dividend
  reinvestment plan                               4        -0-        88                                                        88
Adjustments to minority interest in Colonial
  Realty Limited Partnership due to issuance
  of common shares of beneficial interest
  and limited partnership units                                   (8,956)                                                   (8,956)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995  -0-  $ -0-       13,045       131    205,885     23,262       (38,080)        (303)            190,895
Distributions ($2.00 per share)                                                           (35,307)                         (35,307)
Net income                                                                   27,506                                         27,506
Issuance of Restricted Common Shares of
  Beneficial Interest                             7        -0-       158                                  (158)                -0-
Amortization of deferred compensation                                                                      103                 103
Public offering of common shares of
  beneficial interest, net of offering
  costs of $6,632                             4,600        46    106,597                                                   106,643
Issuance of common shares of beneficial
  interest through the Company's dividend
  reinvestment plan                               8        -0-       204                                                       204
Adjustments to minority interest in Colonial
  Realty Limited Partnership due to issuance
  of common shares of beneficial interest
  and limited partnership units                                  (10,540)                                                  (10,540)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996  -0-    -0-       17,660       177    302,304     50,768       (73,387)        (358)            279,504
Distributions on common shares ($2.08 per share)                                          (41,710)                         (41,710)
Distributions on preferred
  shares ($0.3342 per share)                                                               (1,671)                          (1,671)
Net income                                                                   31,948                                         31,948
Issuance of Restricted Common Shares of
  Beneficial Interest                             8        -0-       261                                   (261)                -0-
Amortization of deferred compensation                                                                       223                223
Public offering of preferred shares of
  beneficial interest, net of offering
  costs of $4,451           5,000   50                           120,499                                                   120,549
Public offerings of common shares of
  beneficial interest, net of offering
  costs of $4,732                              3,366       34     97,640                                                    97,674
Issuance of common shares of beneficial
  interest through the Company's dividend
  reinvestment plan                                        95          1      2,475                                          2,476
Issuance of common shares of beneficial
  interest through options exercised                       24         -0-       570                                            570
Adjustments to minority interest in Colonial
  Realty Limited Partnership due to issuance
  of common shares of beneficial interest
  and limited partnership units                                                 856                                            856
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997  5,000   $50       21,153     $212   $524,605    $82,716     $(116,768)        $(396)          $490,419
====================================================================================================================================

The accompanying notes are an integral part of these financial statements.

consolidated statements of cash flows
     for the years ended december 31, 1997, 1996, 1995
(Amounts in thousands)                                        1997          1996           1995
-------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                               $   31,948      $   27,506    $ 14,936
Adjustments   to  reconcile  net  income  to  net  cash  provided  by  operating activities:
Depreciation and amortization                                33,278          23,534      20,490
Income from subsidiaries                                       (620)           (835)       (736)
Minority interest in CRLP                                    14,360          13,231      10,543
Gains from sales of property                                  2,567             468         175
Other, net                                                     (930)             90        (170)
Decrease (increase) in:
Restricted cash                                                (215)           (371)       (933)
Accounts receivable                                          (2,743)         (3,253)       (145)
Prepaid expenses                                                867            (224)       (108)
Other assets                                                    565          (1,298)     (1,974)
Increase (decrease) in:
Accounts payable                                             (2,646)             81       4,456
Accrued interest                                              1,061           4,508         451
Accrued expenses and other                                   (5,427)           (564)         19
-------------------------------------------------------------------------------------------------
Net cash provided by operating activities                    72,065          62,873      47,004
Cash flows from investing
activities:
Acquisition of properties                                  (301,931)       (125,927)    (67,581)
Development expenditures                                    (37,589)        (22,168)     (3,741)
Development expenditures paid to an affiliate               (46,481)        (70,415)    (21,646)
Tenant improvements                                          (2,792)         (1,029)     (1,061)
Capital expenditures                                        (12,325)         (6,824)     (2,673)
Proceeds from sales of property, net of selling costs        54,092           1,254         328
Distributions from subsidiaries                                 788           1,047       1,012
Capital contributions to subsidiaries                          (141)            (14)       (230)
-------------------------------------------------------------------------------------------------
Net cash used in investing activities                      (346,379)       (224,076)    (95,592)
Cash flows from financing activities:
Proceeds from common stock issuances, net of
  expenses paid                                              97,674         106,643      73,656
Proceeds from preferred stock issuance, net of
  expenses paid                                             120,549             -0-         -0-
Principal reductions of debt                               (122,880)        (45,798)    (37,132)
Proceeds from additional borrowings                         175,246         179,540      62,220
Net change in revolving credit balances                      68,271         (21,877)    (33,206)
Dividends paid to common and preferred shareholders         (43,381)        (35,306)    (21,503)
Distributions to minority partners                          (17,956)        (16,523)    (13,733)
Payment of mortgage financing cost                           (1,417)         (3,416)       (946)
Other, net                                                     (603)           (306)         87
-------------------------------------------------------------------------------------------------
Net cash provided by financing activities                   275,503         162,957      29,443
Increase (decrease) in cash and equivalents                   1,189           1,754     (19,145)
Cash and equivalents, beginning of period                     3,342           1,588      20,733
-------------------------------------------------------------------------------------------------
Cash and equivalents, end of period                     $     4,531     $     3,342  $    1,588
=================================================================================================
Supplemental disclosures of cash flow information:
      Cash paid during the year for interest             $   39,435      $   20,077  $   23,609
=================================================================================================

The accompanying notes are an integral part of these financial statements.

notes to consolidated financial statements

1.  Organization and Basis of Presentation

     Organization - Colonial Properties Trust (Colonial or the Company), an Alabama real estate investment trust (REIT), was formed as a Maryland real estate investment trust on July 9, 1993, to succeed to certain real estate interests of Colonial Properties, Inc. (CPI), and certain persons and companies affiliated with CPI. On September 29, 1993, the Company completed its initial public offering, and on August 21, 1995, the Company reincorporated as an Alabama real estate investment trust under a new Alabama REIT statute. The Company is engaged in the ownership, development, management, and leasing of multifamily housing communities, retail malls and centers, and office buildings. The Company also owns certain parcels of land.

     Federal Income Tax Status - The Company, which is considered a corporation for federal income tax purposes, qualifies as a REIT for federal income tax purposes and generally will not be subject to federal income tax to the extent it distributes its REIT taxable income to its shareholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate rates. The Company may be subject to certain state and local taxes on its income and property. No provision for income taxes is included in the financial statements. Distributions to shareholders are partially taxable to shareholders as ordinary income and partially non-taxable to shareholders as return of capital. During 1995, 1996, and 1997 the Company's distributions had the following characteristics:
                         Distribution   Ordinary  Return of
                          Per Share      Income    Capital
      ------------------------------------------------------
      1995                  $1.90        71.44%    28.56%
      1996                  $2.00        75.32%    24.68%
      1997                  $2.08        74.02%    25.98%

     Principles Of Consolidation - The Company's consolidated financial statements include the Company; its wholly-owned subsidiary, Colonial Properties Holding Company, Inc.; Colonial Realty Limited Partnership (CRLP) (in which Colonial Properties Holding Company, Inc. held 67.94%, 67.68%, and 61.56% general and limited partner interests at December 31, 1997, 1996, and 1995, respectively) and Colonial Properties Services Limited Partnership (in which CRLP holds 99% general and limited partner interests). The minority limited partner interests in CRLP and Colonial Properties Services Limited Partnership are included as minority interest in the Company's consolidated financial statements.

     Investments In Subsidiaries - Partnerships and corporations in which the Company owns a fifty percent or less interest and does not control are reflected in the consolidated financial statements as investments accounted for under the equity method. Under this method the investment is carried at cost plus or minus equity in undistributed earnings or losses since the date of acquisition.
     Also included in investments in partnerships and partially-owned corporations is the Company's 99% nonvoting, equity interest in Colonial Properties Services, Inc. (CPSI). Colonial holds a one percent voting interest in CPSI. The Company accounts for its 99% equity interest on the equity method. CPSI provides property management services for third-party owned properties and adminis- trative services to the Company. Colonial generally reimburses CPSI for payroll and other costs incurred in providing services to the Company.

2.  Summary of Significant Accounting Policies

     Land, Buildings, and Equipment - Land, buildings, and equipment is stated at the lower of cost, less accumulated depreciation, or net realizable value. Where an impairment of a property's value is determined to be other than temporary, an allowance for the estimated potential loss is established to record the property at its net realizable value. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 7 to 40 years. Repairs and maintenance are charged to expense as incurred. Replacements and improvements are capitalized and depreciated over the estimated remaining useful lives of the assets. When items of land, buildings, or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.
     Undeveloped Land and Construction in Progress - Undeveloped land and construction in progress is stated at the lower of cost or net realizable value. The Company capitalizes all costs associated with land development including construction period interest and property taxes.
     Capitalization of Interest - The Company capitalizes interest during periods in which property is undergoing development activities necessary to prepare the asset for its intended use.
     Cash and Equivalents - The Company includes highly liquid marketable securities and debt instruments purchased with a maturity of three months or less in cash equivalents.
     Restricted Cash - Cash which is legally restricted as to use consists primarily of tenant deposits.
     Deferred Debt and Lease Costs - Amortization of mortgage costs is recorded using the straight-line method, which approximates the effective interest method, over the terms of the related mortgages. Leasing commissions and fees are amortized using the straight-line method over the terms of the related leases.
     Derivatives - The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. Interest rate cap agreements are used to reduce the potential impact of increases in interest rates on variable-rate debt. Premiums paid for purchased interest rate cap agreements are amortized to expense over the terms of the caps. Unamortized premiums are included in other assets in the balance sheets. Amounts receivable under cap agreements are accrued as a reduction of interest expense.
     Deferred Compensation on Restricted Shares - Deferred compensation on restricted shares relates to the issuance of restricted shares to employees of the Company which are being amortized to compensation expense over the vesting period of the respective shares issued.
     Revenue Recognition - Rental income attributable to leases is recognized on a straight-line basis over the terms of the leases.
     Net Income Per Share - Basic net income per share is calculated by dividing the net income available to common shareholders by the weighted average numbers of common shares outstanding during the periods. Diluted net income per share is calculated by dividing the net income available to common shareholders by the weighted average numbers of common shares outstanding during the periods, adjusted for the assumed conversion of all potentially dilutive securities.
     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.
     Recently Issued Accounting Standard - Statement of Financial Accounting Standards No. 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related Information, establishes new disclosure guidelines for reporting financial information related to operating segments. Under SFAS 131, the Company will be required to disclose operating results and other financial information related to its multifamily, retail and office divisions. The Company is required to adopt SFAS 131 for fiscal year ending December 31, 1998.
     Reclassifications - Certain immaterial reclassifications have been made to the 1995 and 1996 financial statements in order to conform them to the 1997 financial statement presentation.

3.  Property Acquisitions and Dispositions

     The Company acquired 25 properties during 1997, 11 properties during 1996, and six properties during 1995 at aggregate costs of $430.6 million, $173.7 million, and $68.4 million, respectively. The Company funded these acquisitions with cash proceeds from its public offerings of equity (see Note 8) and debt (see Note 7), advances on bank lines of credit, the issuance of limited partnership units in CRLP, the exchange of certain properties, proceeds from the sale of certain properties, and cash from operations. The acquisition agreements for three of the properties acquired in 1997 provide for the Company to make additional payments if certain lease-up conditions are satisfied. The Company expects to make additional payments to the sellers of $8.3 million in 1998 pursuant to these provisions.
     In connection with the Brookwood Village acquisition, which was structured as a like-kind, tax-deferred exchange, the Company exchanged two multifamily properties in Florida containing 368 apartment units with a net book value of $14.0 million. In connection with the Progress Center acquisition, which was also structured as a like-kind, tax-deferred exchange, the Company exchanged a 25,000 square foot office building in Alabama with a net book value of $2.0 million. In connection with the acquisitions of Glynn Place Mall, Lakeshore Mall and Valdosta Mall, the Company sold to a third party four multifamily properties in Alabama containing a total of 2,096 apartment units for a total sale price of $54.8 million, which resulted in a net gain of $2.6 million. In connection with this sale, the purchaser of these multifamily properties assumed an existing mortgage of $10 million and paid the remainder in cash.

The properties acquired during 1997, 1996, and 1995 are listed below:

                                                     Effective
                                                    Acquisition
                               Location                Date
--------------------------------------------------------------------
Retail Properties:
Bear Lake Village             Orlando, FL         July 1, 1995
Country Lake Village          Orlando, FL         July 1, 1995
Winter Haven Village          Orlando, FL         July 1, 1995
River Oaks Center             Decatur, AL         July 14, 1995
Northdale  Court              Tampa,  FL          October 1, 1995
Paddock Park                  Ocala, FL           November  16, 1995
Briarcliffe  Mall             Myrtle  Beach,  SC  July 1, 1996
Wekiva Riverwalk              Orlando,  FL        October 1, 1996
Bardmoor  Village             St.  Petersburg, FL October 1, 1996
Island Walk                   Orlando,  FL        October 1, 1996
Heatherbrooke  Center         Birmingham, AL      March 24, 1997
Beechwood Shopping Center     Athens, GA          March 27, 1997
Brookwood Village             Birmingham,  AL     May 13, 1997
Lakewood Plaza                Jacksonville,  FL   October 1, 1997
Glynn Place Mall              Brunswick,  GA      November 1, 1997
Lakeshore Mall                Gainesville,  GA    November  1, 1997
Valdosta  Mall                Valdosta,  GA       November 1, 1997
Holly Hill Mall               Burlington,  NC     November 1, 1997
Mayberry  Mall                Mount Airy, NC      November 1, 1997
Quaker  Village               Greensboro,  NC     November 1, 1997
Yadkin  Plaza                 Yadkinville,  NC    November  1,  1997
Stanly  Plaza                 Locust,  NC         November  1,  1997
Rivermont  Shopping  Center   Chattanooga,  TN    November  1, 1997
Staunton  Mall                Staunton, VA        November 1, 1997
Abingdon Town Centre          Abingdon, VA        November 1, 1997
Village at Roswell Summit     Atlanta, GA         December 31, 1997

                                                            Effective
                                                            Acquisition
                                        Location                Date
-----------------------------------------------------------------------------
Multifamily Properties:
Colonial Village at Ashford Place       Mobile, AL          April 1, 1996
Colonial Village at Hillcrest           Mobile, AL          April 1, 1996
Colonial Grand at Spring Creek          Macon, GA           April 1, 1996
Colonial Grand at Galleria Woods        Birmingham, AL      April 15, 1996
Colonial Grand at Mountain Brook        Birmingham, AL      May 10, 1996
Colonial Village at Cahaba Heights      Birmingham, AL      May 10, 1996
Colonial Grand at Barrington            Macon, GA           September 13, 1996
Colonial Village at Trussville          Birmingham, AL      April 1, 1997
Colonial Village at Timothy Woods       Athens, GA          July 1, 1997
Colonial Grand at Oakleigh              Pensacola, FL       July 1, 1997
Colonial Grand at Natchez Trace         Jackson, MS         August 1, 1997
Colonial Village at Caledon Wood        Greenville, SC      October 1, 1997

Office Properties:
Riverchase  Center                      Birmingham,   AL    January  1,  1997
Lakeside  Office  Park                  Huntsville, AL      May 23, 1997
Progress Center                         Huntsville, AL      June 24, 1997
Mansell Business Park                   Atlanta, GA         July 31, 1997


     Also in 1997, the Company purchased the 62.5% interests in two multi-tenant office buildings at International Park in Birmingham. The purchase of these outside interests increased the CompanyOs ownership from a 37.5% interest to full ownership in the two buildings containing 93,000 square feet. At the same time, the Company sold its 25% interest in a 129,000 square foot building in the same office complex. The Company also purchased the remaining 50% interest in a 168,000 square foot office building in Birmingham. This purchase increased the CompanyOs ownership from 50% to 100%. Results of operations of these properties, subsequent to their respective acquisition dates, are included in the consolidated financial statements of the Company. The cash paid to acquire these properties is included in the statements of cash flows. The acquisitions during
1997, 1996, and 1995 are comprised of the following:

(in thousands)                               1997           1996            1995
--------------------------------------------------------------------------------
Assets purchased:
      Land, buildings, and equipment      $430,614       $173,277       $68,322
      Other assets                               4            455            43
--------------------------------------------------------------------------------
                                           430,618        173,732        68,365
Notes and mortgages assumed                (74,910)       (40,444)          -0-
Other liabilities assumed or recorded       (8,716)        (1,774)         (784)
Issuance of limited partnership units of
  Colonial Realty Limited Partnership      (45,061)        (5,587)          -0-
--------------------------------------------------------------------------------
Cash paid                                 $301,931       $125,927       $67,581
================================================================================

The properties disposed during 1997 are listed below:

                                                        Effective
                                                       Disposition
                                   Location               Date
--------------------------------------------------------------------------------
Multifamily Properties:
Sunchase                           Bradenton,  FL      May 13, 1997
Polos West                         Orlando,  FL        May 13, 1997
Ski Lodge I                        Birmingham,  AL     November 1, 1997
Ski Lodge II                       Birmingham, AL      November 1, 1997
Ski Lodge III                      Birmingham,  AL     November 1, 1997
Vieux Carre                        Montgomery,  AL     November 1, 1997

Office Property:
Whitesburg Building                Huntsville, AL      June 24, 1997

The Company's unaudited pro forma results of operations, assuming these acquisitions and dispositions had been effected by the Company prior to January
1, 1995, are as follows:

                    For the Year Ended  For the Year Ended   For the Year Ended
                    December 31, 1997   December 31, 1996    December 31, 1995
(in thousands)           (unaudited)       (unaudited)         (unaudited)
--------------------------------------------------------------------------------
Revenues                 $214,712             $184,712            $160,721
================================================================================
Income before minority
  interest              $  65,980            $  66,234           $  59,310
================================================================================
Net income available to
  common shareholders   $  33,913            $  34,070           $  29,365
================================================================================
Net income per share -
  basic and diluted    $     1.60           $     1.61          $     1.39
================================================================================

     On January 9, 1998, the Company acquired Perimeter Corporate Park, an office park comprised of two multi-tenant buildings in Huntsville, Alabama totaling 233,000 square feet of leasable area. The total purchase price of $19.5 million was funded by the assumption of $5.5 million in mortgage debt and an advance on the Company's bank line of credit agreement. On January 15, 1998, the Company also acquired Independence Plaza, a 106,000 square foot multi-level office building in Birmingham, Alabama. The total purchase price of $7.5 million was funded through an advance on the Company's bank line of credit agreement. The effects of these acquisitions are not included in the Company's accompanying consolidated financial statements or in the pro forma information above.

4.  Land, Buildings, and Equipment
Land, buildings, and equipment consists of the following at December 31, 1997 and 1996:

(in thousands)                                    1997                1996
--------------------------------------------------------------------------------
Buildings                                    $1,140,504          $ 736,621
Furniture and fixtures                           30,147             23,445
Equipment                                         3,087              2,569
Land improvements                                27,343             18,328
Tenant improvements                              15,273             11,969
--------------------------------------------------------------------------------
                                              1,216,354            792,932
Accumulated depreciation                       (124,254)          (101,549)
--------------------------------------------------------------------------------
                                              1,092,100            691,383
Land                                            176,332            110,417
--------------------------------------------------------------------------------
                                             $1,268,432          $ 801,800
================================================================================

5.  Undeveloped  Land and  Construction  in  Progress

During 1997 the Company completed the construction of two multifamily expansion projects at a combined total cost of $32.1 million and two retail expansion projects at a combined total cost of $67.6 million. The multifamily expansion projects produced 524 new apartment units (428 units completed during 1996 and 96 units completed during 1997), 312 units at Colonial Grand at Heathrow in Orlando, Florida, and 212 units at Colonial Grand at Bayshore in Bradenton, Florida. The retail expansion projects produced 661,000 square feet of leasable space. The Company currently has 11 active expansion and development projects in progress and various parcels of land available for expansion, construction, or sale. During 1997 the Company completed construction on 1,172 apartment units (including the 96 units in completed projects mentioned above), and the Company has an additional 1,170 apartment units in progress at December 31, 1997. Undeveloped land and construction in progress is comprised of the following at
December 31, 1997:

                                                  Total                                       Costs
                                                  Units/                   Estimated       Capitalized
                                                  Square    Estimated      Total Costs       To Date
                                                   Feet     Completion   (in thousands)   (in thousands)
--------------------------------------------------------------------------------------------------------
Multifamily Projects:
Colonial Village at Inverness (expansion)           84           1998      $    6,700          $  6,624
Colonial Village at Riverchase (expansion)         276           1998          14,900            14,181
Colonial Grand at Inverness Lakes (expansion)      132           1998           8,000             2,956
Colonial Grand at Edgewater (expansion)            192           1998          11,500             3,871
Colonial Grand at Bayshore II (expansion)          164           1998           9,300             9,213
Colonial Grand at Wesleyan II (expansion)           88           1998           6,200               789
Colonial Grand at Wesleyan                         240           1998          13,500            13,480
Colonial Grand at HunterOs Creek                   496           1998          33,300            33,257
Colonial Village at Citrus Park                    176           1999          12,300             1,324
Colonial Grand at Lakewood Ranch                   288           1999          20,300             2,320
Colonial Grand at Cypress Crossing                 250           1999          20,000             4,333
--------------------------------------------------------------------------------------------------------
                                                 2,386                        156,000            92,348

Other Projects and Undeveloped Land                                                               6,207
--------------------------------------------------------------------------------------------------------
                                                                             $156,000           $98,555
========================================================================================================

Interest capitalized on construction in progress during 1997, 1996, and 1995 was $4.1 million, $3.7 million and $868,000, respectively.

6.  Investment in Subsidiaries

Investment in subsidiaries at December 31, 1997 and 1996 consists of the following:

                                                          (in thousands)
                                             Percent
                                              Owned         1997      1996
--------------------------------------------------------------------------------
Office:
600  Building  Partnership,  Birmingham,  AL  33.34%      $  (8)        5
Anderson  Block Properties, Montgomery, AL    33.33%        (38)      (53)
Hoar/Colonial/Polar-BEK  Partnership I,
  Birmingham,  AL                             37.50%         -0-     (430)
Hoar/Colonial/Polar-BEK  Partnership  II,
  Birmingham, AL                              37.50%         -0-      (35)
Polar-Bek/Colonial  Partnership I,
  Birmingham, AL                              50.00%         -0-    5,000
Polar-BEK/Rubaiyat/Colonial  Partnership,
  Birmingham, AL                              25.00%         -0-      506
--------------------------------------------------------------------------------
                                                            (46)    4,993
--------------------------------------------------------------------------------
Other:
Colonial/Polar-BEK Management Company,
  Birmingham, AL                              50.00%         35        35
Colonial Properties Services, Inc.,
  Birmingham, AL                              99.00%        696       664
--------------------------------------------------------------------------------
                                                            731       699
--------------------------------------------------------------------------------
                                                           $685     5,692
================================================================================

7.  Notes and Mortgages Payable

Notes and mortgages payable at December 31, 1997 and 1996 consist of the following:

                                 (in thousands)
                                    1997 1996
--------------------------------------------------------------------------------
Revolving credit agreement                               $117,086     $  48,815
Mortgages and other notes:
      4.50% to 6.00%                                       66,305        76,605
      6.01% to 7.50%                                      316,701       154,179
      7.51% to 9.00%                                      175,207       180,081
      9.01% to 10.25%                                      26,745        46,755
--------------------------------------------------------------------------------
                                                         $702,044      $506,435
================================================================================

     As of December 31, 1997, the Company has one unsecured bank line of credit providing for total borrowings of up to $200 million. This line of credit agreement bears interest at LIBOR plus 100 to 150 basis points, is renewable annually and provides for a two-year amortization in the case of non-renewal. The agreement evidencing the line of credit includes a competitive bid feature that will allow the Company to convert up to $100 million under the line of credit to a fixed rate, for a fixed term not to exceed 90 days. The credit facility is primarily used by the Company to finance property acquisitions and development and had an outstanding balance at December 31, 1997, of $117.1 million. The weighted average interest rate of this short-term borrowing facility was 6.70% and 6.81% at December 31, 1997 and 1996, respectively.
     During 1997 and 1996, the Company completed five public offerings of unsecured medium term debt securities totaling $225 million through its subsidiary CRLP. In July 1996 the Company completed a public offering of senior, unsecured debt securities totaling $130 million through its subsidiary CRLP. The securities were issued in two series of $65 million each requiring semi-annual payments of interest only. The proceeds of the offerings were used to fund acquisitions and development expenditures, repay balances outstanding on the CompanyOs revolving credit agreement, repay certain notes and mortgages payable, and for general corporate purposes. Details relating to these debt offerings are as follows:

                                                                        Gross
                         Type of                                      Proceeds
      Date                Note          Maturity            Rate  (in thousands)
--------------------------------------------------------------------------------
July, 1996               Senior         July, 2001          7.50%     $65,000
July, 1996               Senior         July, 2006          8.05%     $65,000
December, 1996           Medium-term    December, 2003      7.05%     $50,000
January, 1997            Medium-term    January,  2003      7.16%     $50,000
July, 1997               Medium-term    July,  2004         6.96%     $75,000
August, 1997             Medium-term    August, 2005        6.96%     $25,000
September,  1997         Medium-term    September, 2005     6.98%     $25,000

     Colonial has entered into interest rate cap agreements which limit debt of $17.8 million to an interest rate of 5.96% through September 30, 1998 and limit debt of $50 million to an interest rate of 8.00% through May 2, 2000. The Company paid $602,000 for the interest rate caps, which are being amortized over the lives of the agreements. In December 1997 and January 1998 the Company entered into two 90-day treasury lock agreements through its subsidiary CRLP. The agreements are for notional amounts of $25 million each with interest rates of 5.859% and 5.567%, respectively. Colonial is exposed to credit losses in the event of nonperformance by the counterparties to its interest rate cap and nonderivative financial assets but has minimal off-balance-sheet credit risk of accounting loss. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. Colonial does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties. The interest rate risk related to commitments to enter treasury lock agreements at December 31, 1997 is immaterial to the Company.
     At December 31, 1997, the Company had $472.1 million in unsecured indebtedness including balances outstanding on its bank line of credit and certain other notes payable. The remainder of the CompanyOs notes and mortgages payable are collateralized by the assignment of rents and leases of certain properties and assets with an aggregate net book value of $370.5 million at December 31, 1997. The aggregate maturities of notes and mortgages payable at
December 31, 1997, are as follows:

                                        (in thousands)
--------------------------------------------------------------------------------
1998                                    $138,622
1999                                      13,927
2000                                      49,150
2001                                      79,031
2002                                       8,557
Thereafter                               412,757
--------------------------------------------------------------------------------
                                        $702,044
================================================================================

     A substantial majority of the Company's notes and mortgages payable have been recently financed or are covered by interest rate cap agreements, and as such, the balances outstanding on these notes and mortgages are considered to be the fair values. The Company's line of credit arrangement bears interest at a rate that varies with changes in LIBOR; therefore, the balances outstanding are considered to be the fair value.
     Certain loan agreements of the Company contain restrictive covenants which, among other things, require maintenance of various financial ratios. At December 31, 1997, the Company was in compliance with these covenants.
     Certain shareholders and trustees of the Company have guaranteed indebtedness of the Company totaling $4.5 million at December 31, 1997. The Company has indemnified these individuals from their guarantees of $1.6 million of this indebtedness. Certain partners of the CompanyOs subsidiary, CRLP, have guaranteed indebtedness of the Company totaling $32.8 million at December 31, 1997.

8.  Equity Offerings

During 1997, 1996 and 1995, the Company completed six public offerings of common stock totaling 11,415,632 common shares of beneficial interest (Common Shares). In November 1997 the Company completed its first public offering of preferred stock totaling 5,000,000 preferred shares of beneficial interest (Preferred Shares). The Series A Preferred Shares pay a quarterly dividend at 8.75% per annum and may be called by the Company on or after November 6, 2002. The
Preferred Shares have no stated maturity, sinking fund or mandatory redemption and are not convertible into any other securities of the Company. The Preferred Shares have a liquidation preference of $25.00 per share. The proceeds of the offerings were used to fund acquisition and development expenditures, repay balances outstanding on the CompanyOs revolving credit agreement, repay certain notes and mortgages payable, and for general corporate purposes. Details relating to these equity offerings are as follows:

                                                                      (in thousands)
               Type of        Number of      Price Per       Gross        Offering     Net
Date           Offering       Shares         Share          Proceeds       Costs    Proceeds
----------------------------------------------------------------------------------------------
May, 1995       Common        3,450,000      $22.7500       $  78,488      $4,832    $ 73,656
January, 1996   Common        4,600,000      $24.6250       $ 113,275      $6,632    $106,643
January, 1997   Common        1,500,000      $29.8750       $  44,812      $1,457    $ 43,355
July, 1997      Common        1,700,000      $30.9375       $  52,594      $2,945    $ 49,649
November, 1997  Preferred     5,000,000      $25.0000       $ 125,000      $4,451    $120,549
December, 1997  Common        165,632        $30.1875       $   5,000      $  330(1) $  4,670

(1) Includes $90,000 in shelf registration fees paid to the Securities and Exchange Commission.

9.  Share Option and Restricted Share Plans

In September 1993 the Company adopted an Employee Share Option and Restricted Share Plan (the Employee Plan) designed to attract, retain, and motivate executive officers of the Company and other key employees. The Employee Plan authorizes the issuance of up to 675,000 common shares of beneficial interest pursuant to options or restricted shares granted or issued under this plan, provided that no more than 300,000 restricted shares may be issued. In connection with the grant of options under the Employee Plan, the Executive Compensation Committee of the Board of Trustees determines the option exercise period and any vesting requirements. In September 1993 the Company also adopted a Trustee Share Option Plan (the Trustee Plan). The Trustee Plan authorizes the issuance of up to 125,000 options to purchase common shares of beneficial interest. In April 1997 the Company increased the number of options to purchase common shares authorized under the Trustee Plan from 125,000 common shares to 500,000 common shares. In April 1997 the Company also adopted a Non-Employee Trustee Share Plan (Share Plan). The Share Plan permits non-employee trustees of the Company to elect to receive common shares in lieu of all or a portion of their annual trustee fees, board fees and committee fees. The Share Plan authorizes the issuance of 50,000 common shares under the Plan. The Company issued 126 common shares pursuant to the Share Plan during 1997. In April 1997 the Company adopted an Employee Share Purchase Plan (Purchase Plan). The Purchase Plan permits eligible employees of the Company, through payroll deductions, to purchase common shares at a 5% discount to the market price. The Purchase Plan has no limit on the number of common shares that may be issued under the plan. The Company issued 185 common shares pursuant to the Purchase Plan during 1997.
     The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock option plans. Had compensation expense for the CompanyOs stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methods prescribed in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the CompanyOs net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                        For the Year Ending December 31,
                      (in thousands, except per share data)
                                 1997 1996 1995
------------------------------------------------------------------------------------
Net Income available to common shareholders:
As reported                                       $30,277        $27,506   $14,936
Pro forma                                         $30,020        $27,412   $14,892
====================================================================================
Net income per share - basic and diluted:
As reported                                         $1.53          $1.58     $1.29
Pro forma                                           $1.52          $1.57     $1.29
====================================================================================

     The Company elected to use the Black-Scholes pricing model to calculate the fair values of the options awarded, which are included in the pro forma results above. The following assumptions were used to derive the fair values: a 10-year option term; an annualized volatility rate of 15.24%, 13.16% and 12.13% for 1997, 1996 and 1995, respectively; a risk-free rate of return of 5.86%, 5.83% and 5.80% for 1997, 1996 and 1995, respectively; and a dividend yield of 7.11%, 7.92% and 7.99% for 1997, 1996 and 1995, respectively.
     The Company issued 8,450, 7,800, and 9,050 restricted shares under the Employee Plan during 1997, 1996, and 1995, respectively. The value of outstanding restricted shares is being charged to compensation expense based upon the earlier of satisfying the vesting period (eight years) or satisfying certain performance targets.
     Option activity under both the Employee Plan and the Trustee Plan combined is presented in the table below:

                                                             Options Outstanding
                                    Shares                              Weighted-
                                   Available                             average
                                   for future                           Price per
                                   Option Grant             Shares        Share
----------------------------------------------------------------------------------
Balance, December 31, 1994         728,310                  71,690         $23.000
Options granted                    (85,205)                 85,205          23.000
----------------------------------------------------------------------------------
Balance, December 31, 1995         643,105                 156,895          23.000
Options granted                   (103,450)                103,450          24.371
----------------------------------------------------------------------------------
Balance, December 31, 1996         539,655                 260,345          23.540
Addition to shares authorized      375,000
Options granted                   (119,000)                119,000          31.113
Options terminated                  12,237                 (12,237)         24.975
Options exercised                  (24,130)                                 23.263
----------------------------------------------------------------------------------
Balance, December 31, 1997         807,892                 342,978         $26.136
==================================================================================

     All options granted to date have a term of ten years and may be exercised in installments of one-third of the total number of options issued to any individual on each of the first three anniversary dates of the grant of the option; the first of such anniversary dates was September 29, 1994. The balance of options that were exercisable totaled 132,345, 78,425 and 33,897 at December 31, 1997, 1996, and 1995, respectively.

10.  Employee Benefits

Employees of the Company and CPSI participate in a noncontributory defined benefit pension plan designed to cover substantially all employees. Pension expense includes service and interest costs adjusted by actual earnings on plan assets and amortization of prior service cost and the transition amount. The benefits provided by this plan are based on years of service and the employee's final average compensation. The Company's policy is to fund the minimum required contribution under ERISA and the Internal Revenue Code.

     The table below presents a summary of pension plan status as of December 31, 1997 and 1996, as it relates to the employees of the Company and CPSI.

(Amounts in thousands)                                      1997           1996
--------------------------------------------------------------------------------
Actuarial present value of accumulated benefit
  obligation including vested benefits
  of $828 and $528 at December 31, 1997 and 1996,
  respectively                                            $  961        $  587
Actuarial present value of projected benefit obligations
  at year end                                             $1,957        $1,439
Fair value of assets at year end                          $  861        $  644
Accrued pension cost                                      $  536        $  274
Net pension cost for the year                             $  310        $  337

     Actuarial assumptions used in determining the actuarial present value of projected benefit obligations at January 1, 1997 and 1996 are as follows:

                                                       1997           1996
--------------------------------------------------------------------------------
Weighted-average interest rate                         7.25%          7.75%
--------------------------------------------------------------------------------
Increase in future compensation levels                 4.25%          4.50%

     The Company and CPSI participate in a salary reduction profit sharing plan covering substantially all employees. This plan provides, with certain restrictions, that employees may contribute a portion of their earnings with the Company and CPSI matching one-half of such contributions, solely at the Company and CPSIOs discretion. Contributions by the Company and CPSI were $159,000, $164,000 and $155,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

11.  Leasing Operations

The Company is in the business of leasing and managing commercial, retail, and residential property. For properties owned by the Company, minimum rentals due in future periods under noncancelable operating leases extending beyond one year at December 31, 1997, are as follows:

                                 (in thousands)
      -------------------------------------------------------------------------
      1998                                                  $  76,458
      1999                                                     64,230
      2000                                                     54,693
      2001                                                     47,253
      2002                                                     40,626
      Thereafter                                              177,486
      -------------------------------------------------------------------------
                                                            $ 460,746
      =========================================================================

     The noncancelable leases are with tenants engaged in retail and commercial operations in Alabama, Georgia, Florida, North Carolina, South Carolina, Tennessee, and Virginia. Performance in accordance with the lease terms is in part dependent upon the economic conditions of the respective areas. No additional credit risk exposure relating to the leasing arrangements exists beyond the accounts receivable amounts shown in the December 31, 1997 balance sheet. Leases with tenants in multifamily properties are generally for one year or less and are thus excluded from the above table. Substantially all of the CompanyOs land, buildings, and equipment represent property leased under the above and other short-term leasing arrangements.
     Rental income for 1997, 1996, and 1995 includes contingent rent of $2.2 million, $1.8 million, and $1.8 million, respectively. This rental income was earned when certain retail tenants attained sales volumes specified in their respective lease agreements.

12.  Related Party Transactions

Colonial has generally used affiliated construction companies to manage and oversee its development projects. The Company paid $41.3 million, $42.6 million, and $16.1 million for property development costs to Lowder Construction Company, Inc., a construction company owned by The Colonial Company ("TCC") (an affiliate of certain shareholders and minority interest holders), during the years ended December 31, 1997, 1996, and 1995, respectively. The Company had outstanding construction invoices and retainage payable to Lowder Construction Company, Inc. totaling $2.3 million and $6.7 million at December 31, 1997 and 1996, respectively. The Company also paid $5.2 million, $27.9 million, and $5.5 million for property development costs to two construction companies owned by three trustees during the years ended December 31, 1997, 1996, and 1995, respectively. The Company had outstanding construction invoices and retainage payable to these construction companies totaling $3.2 million at December 31, 1996. There were no outstanding construction invoices and retainage payable to these construction companies at December 31, 1997.
     Colonial Commercial Investments, Inc. ("CCI"), which is owned by trustees James K. Lowder and Thomas H. Lowder has guaranteed indebtedness totaling $1.4 million at December 31, 1997 for Anderson Block Properties, which is a partnership accounted for by the Company under the equity method (listed in Note
6). The Company has indemnified CCI from its guarantees of this indebtedness.
     In connection with the Riverchase Center acquisition, the Company initially acquired a 73% interest in a portion of the office complex. Effective November 1, 1997, the Company purchased the remaining 27% interest in the property by issuing 114,798 limited partnership units in Colonial Realty Limited Partnership ("CRLP Units") to the seller. The seller is also a trustee of the Company.
     In November 1997, the Company purchased Polar Bek's 50% interest in Polar BEK/Colonial Partnership I (a partnership previously accounted for under the equity method of accounting), a partnership which owned a 168,000 square foot office building in Birmingham for $7.4 million. This purchase increased the Company's ownership from 50% to 100%.
     Following is a summary of property acquisitions from entities for which trustees of the Company are involved as a partner or shareholder:

    Date                 Property and Land  Acquired             Purchase  Price
----------------------------------------------------------------------------------------------------------------------
March 1997               Heatherbrooke Center                    $3.0  million  including  16,303  CRLP Units and debt
April 1997               Colonial Village at Trussville          $20.5 million  including  57,072 CRLP Units and debt
July 1997                Colonial Village at Timothy Woods       $12.8 million including 27,275 CRLP Units and debt
August 1997              Mobile,  Alabama  Land                  $475,000  including 10,822 CRLP Units and debt
December 1997            Village at Roswell Summit               $3.0 million  including  34,777 CRLP Units and debt
July 1996                Macon,  Georgia Land                    $1.4 million including 58,466 CRLP Units and debt

At December 31, 1997, the Company had options outstanding in the amount of $10.5 million to acquire land from a related party. These options will expire on September 29, 1998, the fifth anniversary of the Company's initial public offering. During 1997 and 1996 the Company, through CPSI, exercised options in the amount of $366,000 and $2.4 million, respectively. In December 1997, CPSI acquired a parcel of land from CCI and sold the land, along with an adjoining parcel of land, to an unaffiliated third party for a net gain of $60,000. Also in December 1997, CPSI sold a separate parcel of land to CCI, which resulted in a net gain of $120,000. The Company and its subsidiaries provided certain services to and received certain services from related entities which resulted in the following income (expense) included in the accompanying statements of income:

                                             (Amounts in thousands)
                                              1997      1996      1995
--------------------------------------------------------------------------------
Rental income                                $ 879     $ 758     $ 836
Management/leasing fee income                  368       356       321
Insurance brokerage expense                   (182)     (187)     (168)
Rental expense                                (156)     (211)     (209)

13.  Net Income Per Share
The following table sets forth the computation of basic and diluted earnings per share:

                                   (Amounts in thousands, except per share data)
                                                  1997      1996      1995
--------------------------------------------------------------------------------
Numerator:
   Numerator for basic and diluted net
     income per share - net income available
     to common shareholders                    $30,277   $27,506    $14,936
================================================================================
Denominator:
   Denominator for basic net income per
     share -  weighted average common shares    19,808    17,378    11,613
   Effect of dilutive securities:
      Trustee and employee stock options            46        17         5
--------------------------------------------------------------------------------
   Denominator for diluted net income per share -
      adjusted weighted average common shares   19,854    17,395    11,618
================================================================================
   Basic and Diluted net income per share     $   1.53  $   1.58  $   1.29
================================================================================

     Options to purchase 108,745 Common Shares at a weighted average exercise price of $30.91 per share were outstanding during 1997 but were not included in the computation of diluted net income per share because the optionsO exercise price was greater than the average market price of the common shares, making these options antidilutive.

14.  Subsequent Events

On January 24, 1998, the Board of Trustees declared a cash distribution to shareholders of the Company and partners of Colonial Realty Limited Partnership in the amount of $.55 per share and per partnership unit, totaling $16.4 million. The distribution was made to shareholders and partners of record as of February 4, 1998, and was paid on February 11, 1998.
     On February 17, 1998, the Company issued 375,540 Common Shares through participation with 10 other REITs in a registered unit investment trust. The net proceeds of $10.7 million were used to repay a portion of the outstanding balance on the CompanyOs unsecured line of credit.

15.  Quarterly Financial Information (Unaudited)

The following is a summary of the unaudited quarterly financial information for the years ended December 31, 1997 and 1996:

                                                                    1997
                                             (Amounts  in  thousands,  except per share data)
------------------------------------------------------------------------------------------------
                                             First     Second    Third     Fourth
                                             Quarter   Quarter   Quarter   Quarter        Total
------------------------------------------------------------------------------------------------
Revenues                                     $39,170   $42,823   $47,479    $54,654    $184,126
Income before minority interest                9,905    10,349     8,207     17,847      46,308
Minority interest                              3,092     3,209     2,531      5,528      14,360
Net income                                     6,813     7,140     5,676     12,319      31,948
Preferred Dividends                               -0-       -0-       -0-     1,671       1,671
Net income available to common shareholders $  6,813  $  7,140  $  5,676    $10,648   $  30,277

Net income per share:
Basic                                          $0.37     $0.37     $0.28      $0.51       $1.53
Diluted                                        $0.36     $0.37     $0.28      $0.51       $1.53
Weighted average common shares outstanding    18,657    19,195    20,372     20,977      19,808

                                                                    1996
                                             (Amounts  in  thousands,  except per share data)
------------------------------------------------------------------------------------------------
                                             First     Second    Third     Fourth
                                             Quarter   Quarter   Quarter   Quarter        Total
------------------------------------------------------------------------------------------------
Revenues                                     $29,607   $31,824   $34,832    $38,618    $134,881
Income before minority interest                8,361     9,424    10,216     12,736      40,737
Minority interest                              2,773     3,478     3,302      3,678      13,231
Net income                                     5,588     5,946     6,914      9,058      27,506
Preferred Dividends                               -0-       -0-       -0-        -0-         -0-
Net income available to common shareholders $  5,588  $  5,946  $  6,914   $  9,058   $  27,506

Net income per share:
Basic                                          $0.34     $0.34     $0.39      $0.51       $1.58
Diluted                                        $0.34     $0.34     $0.39      $0.51       $1.58
Weighted average common shares outstanding    16,536    17,655    17,656     17,658      17,378

report of independent accountants
To the Board of Trustees and Shareholders of Colonial Properties Trust:

     We have audited the accompanying consolidated balance sheets of Colonial Properties Trust as of December 31, 1997 and 1996 and the consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Colonial Properties Trust as of December 31, 1997 and 1996 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.




COOPERS & LYBRAND L.L.P.
Birmingham, Alabama
January 19, 1998, except for Note 14, as to which the date is February 17,
1998