Form 10-K, Exhibit 13
period 1999-12-31
COLONIAL PROPERTIES TRUST
filed 2000-03-30
CIK 909111

Dollar amounts in thousands,
except per share data                      1999            1998            1997          1996          1995
--------------------------------------------------------------------------------------------------------------

OPERATING DATA
Total revenue .....................   $   282,564     $   257,367     $   184,126     $   134,881     $ 110,890
Expenses:
   Depreciation and amortization ..        55,185          48,647          33,278          23,534        20,490
   Other operating ................        94,354          87,972          63,581          46,819        41,772
Income from operations ............       133,025         120,748          87,267          64,529        48,628
Interest expense ..................        57,211          52,063          40,496          24,584        24,060
Other income (expense), net .......         7,872          (1,597)          3,187           1,303           736
Income before extraordinary items
   and minority interest ..........        83,686          67,088          49,958          41,248        25,479
Dividends to preferred shareholders        10,943          10,938           1,671            --            --
Distributions to preferred unitholders      7,588            --               --             --            --
Net income available to
   common shareholders ............        44,833          39,284          30,277          27,506        14,936
Per share - basic and diluted:
Income before extraordinary items .   $      1.85     $      1.60     $      1.66     $      1.60     $    1.29
Extraordinary loss from early
   extinguishment of debt .........         (0.02)          (0.01)          (0.13)          (0.02)         --
Net income ........................          1.83            1.46            1.53            1.58          1.29
Dividends declared ................          2.32            2.20            2.08            2.00          1.90
---------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Land, buildings, and equipment, net   $ 1,586,333     $ 1,566,841     $ 1,268,432     $   801,800     $ 624,517
Total assets ......................     1,863,518       1,755,449       1,397,078         948,105       681,122
Total debt ........................     1,039,863         909,322         702,044         506,435       354,100
---------------------------------------------------------------------------------------------------------------

OTHER DATA
Funds from operations(1) ..........   $   113,872     $   103,746     $    77,493     $    62,999     $  44,015
Total market capitalization(2) ....     2,027,036       2,013,084       1,764,810       1,298,946       894,342
Interest coverage ratio ...........          3.20x           3.20x           3.00x           3.60x         2.90x
Cash flow provided by (used in):
   Operating activities ...........   $   131,964     $   115,528     $    72,065     $    62,873     $  47,004
   Investing activities ...........      (134,049)       (365,347)       (346,379)       (224,076)      (95,592)
   Financing activities ...........         2,143         249,870         275,504         162,957        29,443
Total properties (at end of year) .           111             106              93              73            62

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

(2) Total market capitalization is the market value of all outstanding Common Shares of the Company plus total debt. This amount was calculated assuming the conversion of 10,997,794, 10,613,966, 9,976,419, 8,431,198, and 8,141,023 units of minority interest in Colonial Realty Limited Partnership into the Company's Common Shares for 1999, 1998, 1997, 1996, and 1995, respectively.

COLONIAL PROPERTIES TRUST
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

GENERAL

Colonial Properties Trust (Colonial or the Company) is engaged in the ownership, development, management, and leasing of multifamily communities, office buildings, retail malls, and shopping centers. Colonial is organized as a real estate investment trust (REIT) and owns and operates properties in nine states in the sunbelt region of the United States. As of December 31, 1999, Colonial's real estate portfolio consisted of 52 multifamily communities, 18 office properties, and 41 retail properties.

Colonial is one of the largest diversified REITs in the United States. Consistent with its diversified strategy, Colonial manages its business with three separate and distinct operating divisions: Multifamily, Office, and Retail. Each division has an Executive Vice President that oversees growth and operations and has a separate management team that is responsible for acquiring, developing, and leasing properties within each division. This structure allows Colonial to utilize specialized management personnel for each operating division. Although these divisions operate independently from one another, constant communication among the Executive Vice Presidents provides the Company with unique synergy allowing the Company to take advantage of a variety of investment opportunities.

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

Results of Operations--1999 vs. 1998
In 1999, the Company experienced growth in revenues, operating expenses, and net income, is the result of the acquisition and development of 21 properties and the expansion of 6 properties during 1999 and 1998. As a result of the acquisitions, developments, and expansions, the Company's net income before dividends to preferred shareholders increased by $5.6 million, or 11.1%, for 1999 when compared to 1998. On a per share basis, net income is $1.83 for 1999, a 15.1% increase, compared to $1.59 for 1998. The increase in net income available to common shareholders, on a per share basis, is directly attributable to the acquisition, development, and expansion of properties.

Revenues--Total revenues increased by $25.2 million, or 9.8%, during 1999 when compared to 1998. Of this increase, $ 18.1 million relates to revenues generated by properties that were acquired, developed, or expanded during 1999 and 1998. The remaining increase primarily relates to increases in rental rates at existing properties and lease buyouts during 1999. The multifamily division accounts for the majority of the overall revenue increase, approximately $11.3 million, while the office and retail divisions account for $6.6 million and $7.3 million, respectively. The divisional revenue growth is primarily attributable to the acquisition, development, and expansion of 15 multifamily properties, 8 office properties, and 4 retail properties during 1999 and 1998.

Operating Expenses--Total operating expenses increased by $12.9 million, or 9.5%, during 1999 when compared to 1998. The majority of this increase relates to additional property operating expenses of $3.5 million and additional depreciation of $3.9 million associated with properties that were acquired, developed, or expanded during 1999 and 1998, net of operating expenses of properties disposed of during 1998. Depreciation expense on existing properties increased by $2.2 million during 1999 when compared to 1998. Divisional property operating expenses increased by $7.2 million, $3.5 million, and $1.3 million for the multifamily, office, and retail divisions, respectively, during 1998 when compared to 1998. The increase in divisional property operating expenses is primarily attributable to the acquisition and development of 15 multifamily properties, 8 office properties, and 4 retail properties during 1999 and 1998. The remaining change primarily relates to increases in operating expenses at existing properties, and overall increases in corporate overhead and personnel costs associated with the Company's continued growth.

Other Income and Expenses--Interest expense increased by $5.1 million, or 9.9%, during 1999 when compared to 1998. The increase in interest expense is primarily attributable to the issuance of $82.5 million in Medium Term Notes, and the increased usage of the Company's line of credit in conjunction with the financing of acquisitions, developments, expansions, and investment activities.

Results of Operations--1998 vs. 1997
In 1998, the Company experienced growth in revenues, operating expenses, and net income which primarily resulted from the acquisition and development of 53 properties during 1998 and 1997. As a result of the acquisitions and developments, the Company's net income before dividends to preferred shareholders increased by $18.3 million, or 57.2%, for 1998 when compared to 1997. On a per share basis, net income was $1.59 for 1998, a 3.9% increase, compared to $1.53 for 1997. The increase in net income available to common shareholders, on a per share basis, is primarily attributable to the acquisition, development, and expansion of properties.

Revenues--Total revenues increased by $73.2 million, or 39.8%, during 1998 when compared to 1997. Of this increase, $61.7 million relates to revenues generated by properties that were acquired or developed during 1998 and 1997, net of revenues of properties disposed of in 1997. The retail division accounted for the majority of the overall revenue increase, approximately $46.4 million, while the multifamily and office division accounted for $9.0 million and $18.2 million, respectively. The divisional revenue growth was primarily attributable to the acquisition and development of 21 retail properties, 22 multifamily properties, and 10 office properties during 1998 and 1997. The remaining increase relates to increases in rental rates at existing properties and lease buyouts during 1998.

Operating Expenses--Total operating expenses increased by $39.8 million, or 41.1%, during 1998 when compared to 1997. The majority of this increase relates to additional property operating expenses of $20.3 million and additional depreciation of $13.4 million associated with properties that were acquired or developed during 1998 and 1997, net of operating expenses of properties disposed of during 1997. Depreciation expense on existing properties increased by $1.5 million during 1998 when compared to 1997. Divisional property operating expenses increased by $2.8 million, $5.5 million, and $14.8 million for multifamily, office, and retail divisions, respectively, during 1998 when compared to 1997. The increase in divisional property operating expenses was primarily attributable to the acquisition and development of 22 multifamily properties, 10 office properties, and 21 retail properties during 1998 and 1997. The remaining increase primarily relates to increases in operating expenses at existing properties, and overall increases in corporate overhead and personnel costs associated with the Company's continued growth.

Other Income and Expenses--Interest expense increased by $11.6 million, or 28.6%, during 1998 when compared to 1997. The increase in interest expense is primarily attributable to the assumption of $5.7 million of debt, the issuance of $175 million in Medium Term Notes, and the net increased usage of the Company's line of credit in conjunction with the financing of acquisitions and developments.


LIQUIDITY AND CAPITAL RESOURCES

During 1999, the Company invested $225.8 million in the acquisition, development, and expansion of properties. This acquisition and development activity increased the Company's multifamily, office, and retail property holdings. The Company financed the growth through proceeds from public and private offerings of equity and debt totaling $182.5 million during 1999, advances on its bank line of credit, the issuance of limited partnership units in CRLP, the proceeds from joint ventures, disposition of assets, and cash from operations.

During 1999, the Company's Board of Trustees authorized a common share repurchase program under which the Company may repurchase up to $150 million of its currently outstanding common shares from time to time at the discretion of management in open market and negotiated transactions. During 1999, the Company repurchased 4,454,250 shares at an all in cost of $117.8 million, which represents an average purchase price of $26.45 per share.

Acquisition and Development Activities

Multifamily Properties--During 1999, the Company completed development of 1,404 apartment units in 10 multifamily communities and acquired land on which it intends to develop additional multifamily communities during 1999. The aggregate investment in the multifamily developments during 1999 was $105.1 million. As of December 31, 1999, the Company has 1,290 apartment units in seven multifamily communities under development or expansion. Management anticipates that the seven multifamily projects will be completed during 2000 and 2001. Management estimates that it will invest an additional $15.5 million to complete these multifamily communities.

Office Properties--During 1999, the Company increased its office portfolio by approximately 443,000 square feet with the acquisition of one office property at a cost of $16.5 million, and the development of two office properties. In addition, the Company began development on one office property in Atlanta, Georgia. The aggregate investment in the office developments during 1999 was $30.8 million. Management estimates that it will invest an additional $14.0 million to complete these properties.

Retail Properties--During 1999, the Company added approximately 467,000 square feet of retail shopping space through the acquisition of an enclosed mall at a net cost of $29.3 million. In addition, the company continued the development of a community shopping center, began construction of two new community shopping centers, and began the redevelopment of an enclosed mall and community shopping center. The aggregate investment in the retail developments during 1999 was $32.0 million. Management anticipates that it will invest an additional $68.6 million to complete the retail developments.

Joint Ventures

During the third quarter of 1999, the Company entered into a joint venture with CMS. In connection with this joint venture, Colonial sold the following six properties: Colonial Village at Stockbridge, Colonial Grand at Barrington Club, Colonial Grand at Ponte Vedra, Colonial Village at River Hills, Colonial Grand at Mountain Brook, and Colonial Village at Cahaba Heights. CMS acquired an 85% interest in the joint venture from Colonial for $80.6 million. The Company acquired a 15% interest in the joint venture and will serve as manager of the properties. Subsequent to formation, the joint venture leveraged the properties for a total of $73.6 million of nonrecourse notes, and the proceeds were distributed proportionately to the joint venture partners. At December 31, 1999, Colonial had an ending net investment in the joint venture of $2.8 million. The joint venture is accounted for using the equity method.

Financing Activities

The Company funded a large portion of its acquisitions, developments, and expansions through the issuance of preferred units and debt securities. During 1999, the Company completed the following equity and debt transactions:

                             Preferred Unit Offering
 -------------------------------------------------------------------------------
                                                       (in thousands)
                                           -------------------------------------
              Number of        Price Per        Gross       Offering       Net
  Date     Preferred Units       Unit          Proceeds       Costs     Proceeds
---------  ----------------   ----------    -------------  ----------  ---------
February       2,000,000      $  50.00      $   100,000     $  2,600   $ 97,400

                                  Debt Offering
 ------------------------------------------------------------------------------
                                                                           Gross
                      Type of                                       Proceeds
      Date              Note           Maturity       Rate       (in thousands)
-----------------  --------------- --------------------------   ---------------
August             Medium-term     August, 2002      7.93%   $          57,500
August             Medium-term     August, 2004      8.19%              25,000

On July 10, 1998, the Company increased the borrowing capacity under its unsecured line of credit from $200 million to $250 million. The credit facility, which is used by the Company primarily to finance additional property investments, bears interest at a rate ranging between 80 and 135 basis points above LIBOR and is renewable in July 2000. The line of credit agreement includes a competitive bid feature that will allow the Company to convert up to $125 million under the line of credit to a fixed rate, for a fixed term not to exceed 90 days. As of December 31, 1999, the balance outstanding on the Company's line of credit was $228.3 million.

At December 31, 1999, the Company's total outstanding debt balance was $1.04 billion. The outstanding balance includes fixed rate debt of $758.0 million, or 72.9%, and floating-rate debt of $281.9 million, or 27.1%. The Company has obtained interest rate protection for $50.0 million of the floating-rate debt through the purchase of an interest rate cap agreement. The cap agreement limits the debt to an interest rate of 8.00% through May 2, 2000. The Company's total market capitalization as of December 31, 1999 was $2.0 billion and its ratio of debt to total market capitalization was 51.3%. Certain loan agreements of the Company contain restrictive covenants which, among other things, require maintenance of various financial ratios. At December 31, 1999, the Company was in compliance with these covenants.

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. Interest rate cap agreements and interest rate swaps are used to reduce the potential impact of increases in interest rates on variable-rate debt. Treasury lock agreements are used by CRLP to lock in interest rates in connection with public debt offerings. On January 4, 1999, Colonial entered into an interest rate swap for $50 million of its line of credit at 4.97% plus 80 to 135 basis points and on January 15, 1999, Colonial entered into an interest rate swap for $52 million of tax exempt bonds at a rate of 3.23%. Additionally, on May 4, 1999, Colonial entered into an interest rate swap agreement for $25 million of its line of credit at a rate of 5.07%. All of these interest rate swap agreements have one-year terms and any payments made or received under the agreements are recognized as adjustments to interest expense as incurred. On February 10, 2000, Colonial entered into two reverse interest rate swap agreements for a total of $50 million of its medium-term notes. Under the terms of the agreements, Colonial will receive a fixed interest rate of 7.37% and will be required to pay a floating rate equal to one month LIBOR that is compounded and paid semi-annually. Both of these agreements have five-year terms, and any payments made or received under the agreements are recognized as adjustments to interest expense. Colonial is exposed to credit losses in the event of nonperformance by the counterparties to its interest rate cap and nonderivative financial assets but has no off-balance-sheet credit risk of accounting loss. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. Colonial does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.

YEAR 2000 ISSUE

The Year 2000 or "Y2K" problem refers to the inability of many existing computer programs having time-sensitive software to recognize a date using "00" as the year 2000. Instead, the computer programs interpret such data as the year 1900. This failure to accurately recognize the year 2000 and other key dates could have resulted in a variety of problems ranging from data miscalculations to the failure of entire systems.

In order to address the Y2K problem, the Company reviewed all of their property management and informational systems, and replaced, upgraded, or modified the systems as needed to minimize the risks associated with the Y2K problem. The Year 2000 issue did not have a material impact on the Company's business, results of operations, or financial condition.

OUTLOOK

Management intends to maintain the Company's strength through continued diversification, while pursuing acquisitions and developments that meet
Colonial's criteria for property quality, market strength, and investment return. Management will continue to use its line of credit to provide short-term financing for acquisition, development, and expansion activities and plans to continue to replace significant borrowings under the bank line of credit with funds generated from the sale of additional equity securities and permanent financing, as market conditions permit. Management believes that these potential sources of funds, along with the possibility of issuing limited partnership units of CRLP in exchange for properties, will provide the Company with the means to finance additional acquisitions, developments, and expansions.

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

Management anticipates that its net cash provided by operations and its existing cash balances will provide the necessary funds on a short- and long- term basis to cover its operating expenses, interest expense on outstanding indebtedness, recurring capital expenditures, and dividends to shareholders in accordance with Internal Revenue Code requirements applicable to real estate investment trusts.

RECENTLY ISSUED ACCOUNTING STANDARD

Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. Under SFAS 133, the Company will be required to account for derivative financial instruments, if any, at their fair market value, and make certain required disclosures. The Company is required to adopt SFAS 133 for periods beginning January 1, 2001.

INFLATION

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

FUNDS FROM OPERATIONS

The Company considers Funds From Operations ("FFO") a widely accepted and appropriate measure of performance for an equity REIT that provides a relevant basis for comparison among REITs. FFO, as defined by the National Association of Real Estate Investment Trusts (NAREIT), means income (loss) before minority interest (determined in accordance with GAAP), excluding gains (losses) from debt restructuring and sales of property, plus real estate depreciation and after adjustments for unconsolidated partnerships and joint ventures. FFO is presented to assist investors in analyzing the performance of the Company. The Company's method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO (i) does not represent cash flows from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs and liquidity, including its ability to make distributions, and (iii) should not be considered as an alternative to net income (as determined in accordance with GAAP) for purposes of evaluating the Company's operating performance. The Company's FFO for the years ended December 31, 1999, 1998, and 1997 was computed as follows:


 (in thousands)                              1999         1998        1997
                                          ---------    ---------   ---------

 Net income                               $  44,833    $  39,284   $  30,277
 Adjustments:
      Minority interest in CRLP              19,694       16,465      14,360
      Depreciation and amortization (1)      55,334       47,189      32,288
      Sales of property (1)                  (5,280)          21      (3,082)
      Straight-line rents (1)                (1,337)         -0-         -0-
      Debt prepayment penalties                 628          401       3,650
      Write-off of development costs
              charged to net income             -0-          386         -0-
                                          ---------    ---------   ---------
 Funds from operations                    $ 113,872    $ 103,746   $  77,493
                                          ---------    ---------   ---------

(1) Includes pro-rata share of adjustments for subsidiaries.

CONSOLIDATED BALANCE SHEETS
COLONIAL PROPERTIES TRUST
(Amounts in Thousands, Except Share Data)
December 31, 1999 and 1998
                                                                          ------------    ------------
                                                                                  1999            1998
                                                                          ------------    ------------
ASSETS
Land, buildings, & equipment, net                                         $  1,586,333    $  1,566,841
Undeveloped land and construction in progress                                  214,043         128,336
Cash and equivalents                                                             4,640           4,583
Restricted cash                                                                  2,634           2,897
Accounts receivable, net                                                        10,972           9,428
Prepaid expenses                                                                 2,476           3,224
Deferred debt and lease costs                                                   10,500           9,644
Investment in partially owned entities                                          24,167          25,181
Other assets                                                                     7,753           5,315
                                                                          ------------    ------------
                                                                          $  1,863,518    $  1,755,449
                                                                          ------------    ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Notes and mortgages payable                                               $  1,039,863    $    909,322
Accounts payable                                                                11,399           8,614
Accounts payable to affiliates                                                   6,816           5,540
Accrued interest                                                                12,901          12,051
Accrued expenses                                                                 4,444           3,456
Tenant deposits                                                                  4,011           4,272
Unearned rent                                                                    2,820           2,800
                                                                          ------------    ------------
     Total liabilities                                                       1,082,254         946,055
                                                                          ------------    ------------

Minority interest:
Preferred units                                                                100,000             -0-
Common units                                                                   187,689         198,947
                                                                          ------------    ------------
     Total minority interest                                                   287,689         198,947
                                                                          ------------    ------------

Preferred  shares of  beneficial  interest,  $.01 par value,  10,000,000  shares authorized; 5,000,000 shares issued and outstanding at
     December 31, 1999 and 1998, respectively                                       50              50
Common  shares  of  beneficial  interest,  $.01  par  value,  65,000,000  shares authorized; 26,326,458 and 26,147,054 shares issued at
     December 31, 1999 and 1998, respectively                                      263             261
Additional paid-in capital                                                     673,373         659,641
Cumulative earnings                                                            196,302         132,938
Cumulative distributions                                                      (257,948)       (182,135)
Treasury shares, at cost; 4,454,250 and 0 shares at
     December 31, 1999 and 1998, respectively                                 (117,863)            -0-
Deferred compensation on restricted shares                                        (602)           (308)
                                                                          ------------    ------------
     Total shareholders' equity                                                493,575         610,447
                                                                          ------------    ------------
                                                                          $  1,863,518    $  1,755,449
                                                                          ------------    ------------

CONSOLIDATED STATEMENTS OF INCOME
COLONIAL PROPERTIES TRUST
(Amounts in Thousands, Except Per Share Data)

For the Years Ended December 31, 1999, 1998, and 1997

                                                                      1999         1998         1997
                                                                 ---------    ---------    ---------
Revenue:
     Base rent                                                   $ 225,781    $ 206,234    $ 154,063
     Base rent from affiliates                                       1,460        1,027          879
     Percentage rent                                                 4,683        4,002        2,161
     Tenant recoveries                                              32,913       31,573       17,349
     Other                                                          17,727       14,531        9,674
                                                                 ---------    ---------    ---------
         Total revenue                                             282,564      257,367      184,126
                                                                 ---------    ---------    ---------
Property operating expenses:
     General operating expenses                                     20,324       20,590       12,603
     Salaries and benefits                                          14,547       12,600       10,283
     Repairs and maintenance                                        27,664       24,795       18,669
     Taxes, licenses, and insurance                                 23,061       22,312       15,578
General and administrative                                           8,758        7,675        6,448
Depreciation                                                        52,913       46,841       31,956
Amortization                                                         2,272        1,806        1,322
                                                                 ---------    ---------    ---------
         Total operating expenses                                  149,539      136,619       96,859
                                                                 ---------    ---------    ---------
         Income from operations                                    133,025      120,748       87,267
                                                                 ---------    ---------    ---------
Other income (expense):
     Interest expense                                              (57,211)     (52,063)     (40,496)
     Income (loss) from partially owned entities                       428       (1,578)         620
     Gains (losses) from sales of property                           7,444          (19)       2,567
                                                                 ---------    ---------    ---------
         Total other expense                                       (49,339)     (53,660)     (37,309)
                                                                 ---------    ---------    ---------
         Income before extraordinary items and minority
             interest                                               83,686       67,088       49,958
Extraordinary loss from early extinguishment of debt                  (628)        (401)      (3,650)
                                                                 ---------    ---------    ---------
         Income before minority interest in CRLP                    83,058       66,687       46,308
Minority interest in income of CRLP                                (19,694)     (16,465)     (14,360)
Distribution to preferred unitholders of CRLP                       (7,588)         -0-          -0-
                                                                 ---------    ---------    ---------
         Net income                                                 55,776       50,222       31,948
Dividends to preferred shareholders                                (10,943)     (10,938)      (1,671)
                                                                 ---------    ---------    ---------
         Net income available to common shareholders             $  44,833    $  39,284    $  30,277
                                                                 ---------    ---------    ---------

Net income per share after consideration of minority interest:

         Income before extraordinary item                        $    1.85    $    1.60    $    1.66
         Extraordinary loss from early extinguishment of debt        (0.02)       (0.01)       (0.13)
                                                                 ---------    ---------    ---------
         Net income per common share - basic                          1.83         1.59         1.53

         Net income per common share - diluted                        1.83         1.59         1.53
                                                                 ---------    ---------    ---------

Weighted average common shares outstanding                          24,478       24,641       19,808
                                                                 ---------    ---------    ---------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
COLONIAL PROPERTIES TRUST
(Amounts in Thousands)

For the Years Ended December 31, 1999, 1998, 1997
-----------------------------------------------------------------------------------------------------------------------------------
                                   Preferred Shares of Common Shares of  Additional                               Deferred   Total
                                  Beneficial Interest Beneficial Interest Paid-In Cumulative Cumulative  Treasury Comp.on    Share-
                                    Shares Par Value  Shares   Par Value  Capital  Earnings Distributions Shares Restricted holders'
                                                                                                                    Shares   Equity
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996                             17,660  $     177  $302,304 $  50,768  $ (73,387)      $ -0-  $(358)$279,504
 Distributions on common shares
  ($2.08 per share)                                                                             (41,710)                    (41,710)
 Distributions on preferred shares
  ($0.3342 per share)                                                                            (1,671)                     (1,671)
 Net income                                                                           31,948                                 31,948
 Issuance of Restricted Common Shares of
  Beneficial Interest                                       8        -0-       261                                    (261)     -0-
 Amortization of deferred compensation                                                                                 223      223
 Public offering of preferred shares
  of beneficial interest, net of offering
  costs of $4,451                        5,000  $ 50                         120,499                                        120,549
 Public offerings of common shares
  of beneficial interest, net of offering
  costs of $4,732                                       3,366         34      97,640                                         97,674
 Issuance of common shares of beneficial
  interest through the Company's dividend
  reinvestment plan                                        95          1       2,475                                          2,476
 Issuance of common shares of beneficial
  interest through options exercised                       24         -0-        570                                            570
 Adjustments to minority interest in
  Colonial Realty Limited Partnership
  at dates of capital transactions                                               856                                            856
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                5,000   50    21,153        212    524,605    82,716  (116,768)       -0-   (396) 490,419
 Distributions on common shares
  ($2.20 per share)                                                                              (54,429)                   (54,429)
 Distributions on preferred shares
  ($2.19 per share)                                                                              (10,938)                   (10,938)
 Net income                                                                             50,222                               50,222
 Issuance of Restricted Common Shares of
  Beneficial Interest                                        0        -0-         13                                   (13)     -0-
 Amortization of deferred compensation                                                                                 101      101
 Public offerings of common shares
  of beneficial interest, net of offering
  costs of $4,973                                        4,609         46    132,159                                        132,205
 Issuance of common shares of beneficial
  interest through the Company's dividend
  reinvestment plan                                        369          3      9,284                                          9,287
 Issuance of common shares of beneficial
  interest through options exercised                        15        -0-        359                                            359
 Adjustments to minority interest in
  Colonial Realty Limited Partnership
  at dates of capital transactions                                            (6,779)                                        (6,779)

------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                5,000   50    26,147        261    659,641   132,938  (182,135)       -0-   (308) 610,447
 Distributions on common shares
   ($2.32 per share)                                                                             (57,282)                   (57,282)
 Distributions on preferred shares
   ($2.19 per share)                                                                             (10,943)                   (10,943)
 Distributions on preferred units of
  Colonial Realty Limited Partnership                                                             (7,588)                    (7,588)
 Income before preferred unit distributions                                             63,364                               63,364
 Issuance of Restricted Common Shares of
  Beneficial Interest                                      25         --         693                                  (693)     -0-
 Amortization of deferred compensation                                                                                 399      399
 Issuance of common shares of beneficial
  interest through the Company's dividend
  reinvestment plan and Employee Stock
  Purchase Plan                                           151          2       3,763                                          3,765
 Cost of issuance of preferred units of
  Colonial Realty Limited Partnership                                         (2,604)                                        (2,604)
 Issuance of common shares of beneficial
  interest through options exercised                        3         --          70                                             70
 Purchase of treasury shares                                                                                (117,863)      (117,863)
 Adjustments to minority interest in
  Colonial Realty Limited Partnership
  at dates of capital transactions                                            11,810                                         11,810

------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999               5,000    50   26,326 $     263    $ 673,373  $196,302 ($257,948)  ($117,863)($602)$493,575
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
COLONIAL PROPERTIES TRUST
(Amounts in Thousands)

For the Years Ended December 31, 1999, 1998, 1997
                                                                  ---------  ---------  ---------
                                                                       1999       1998       1997
                                                                  ---------  ---------  ---------
Cash flows from operating activities:
     Net  income                                                  $  55,776  $  50,222  $  31,948
     Adjustments to reconcile net income to net cash
         provided by operating activities:
         Depreciation and amortization                               55,185     48,647     33,278
         Loss (income) from partially owned entities                   (428)     1,578       (620)
         Minority interest in CRLP                                   19,694     16,465     14,360
         Losses (gains) from sales of property                       (7,444)        19     (2,567)
         Distributions on preferred units of CRLP                     7,588        -0-        -0-
         Other, net                                                   1,767      1,105      4,204
         Decrease (increase) in:
             Restricted cash                                            263       (232)      (215)
             Accounts receivable                                     (2,682)    (4,437)    (2,743)
             Prepaid expenses                                           808        (57)       867
             Other assets                                            (3,559)       749        565
         Increase (decrease) in:
             Accounts payable                                         4,061       (872)    (2,646)
             Accrued interest                                           850      5,525      1,061
             Accrued expenses and other                                  85     (3,184)    (5,427)
                                                                  ---------  ---------  ---------
             Net cash provided by operating activities              131,964    115,528     72,065
                                                                  ---------  ---------  ---------
Cash flows from investing activities:
     Acquisition of properties                                      (45,164)  (312,585)  (301,931)
     Development expenditures                                       (98,414)   (62,075)   (37,589)
     Development expenditures paid to affiliates                    (84,256)   (40,347)   (46,481)
     Tenant improvements                                             (8,424)    (4,140)    (2,792)
     Capital expenditures                                           (18,867)   (24,967)   (12,325)
     Proceeds from sales of property, net of selling costs          119,552     52,238     54,092
     Distributions from partially owned entities                      8,678     32,379        788
     Capital contributions to partially owned entities               (7,154)    (5,850)      (141)
                                                                  ---------  ---------  ---------
             Net cash used in investing activities                 (134,049)  (365,347)  (346,379)
                                                                  ---------  ---------  ---------
Cash flows from financing activities:
     Proceeds from common stock issuances, net of expenses paid         -0-    132,205     97,674
     Proceeds from preferred stock issuance, net of expenses paid       -0-        -0-    120,549
     Proceeds from preferred unit issuance, net of expenses paid     97,396        -0-        -0-
     Principal reductions of debt                                   (59,507)   (31,725)  (122,880)
     Proceeds from additional borrowings                            136,200    173,976    175,246
     Net change in revolving credit balances                         53,848     57,403     68,271
     Dividends paid to common and preferred shareholders,
         and distributions to preferred unitholders                 (75,813)   (65,367)   (43,381)
     Repurchase of treasury stock                                  (117,863)       -0-        -0-
     Repurchase of common units                                      (4,273)       -0-        -0-
     Distributions to common unitholders                            (29,175)   (22,133)   (17,956)
     Payment of mortgage financing cost                              (1,607)    (3,734)    (1,417)
     Proceeds from dividend reinvestments, including
         stock options exercised                                      3,835      9,646      3,048
     Other, net                                                        (898)      (401)    (3,650)
                                                                  ---------  ---------  ---------
             Net cash provided by financing activities                2,143    249,870    275,504
                                                                  ---------  ---------  ---------
             Increase in cash and equivalents                            58         51      1,190
Cash and equivalents, beginning of period                             4,583      4,532      3,342
                                                                  ---------  ---------  ---------
Cash and equivalents, end of period                               $   4,641  $   4,583  $   4,532
                                                                  ---------  ---------  ---------

Supplemental disclosures of cash flow information:
     Cash paid during the year for interest                       $  56,361  $  46,538  $  39,435
                                                                  ---------  ---------  ---------

The accompanying notes are an integral part of these financial statements.

                            COLONIAL PROPERTIES TRUST
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            COLONIAL PROPERTIES TRUST
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              --------------------
1.  Organization and Basis of Presentation
         Organization--Colonial Properties Trust (Colonial or the Company), a real estate investment trust (REIT), was originally formed as a Maryland real estate investment trust on July 9, 1993 and reorganized as an Alabama real estate investment trust under a new Alabama REIT statute on August 21, 1995. The Company is engaged in the ownership, development, management, and leasing of multifamily housing communities, office buildings, and retail malls and centers. The Company also owns certain parcels of land.
         Federal Income Tax Status--The Company, which is considered a corporation for federal income tax purposes, qualifies as a REIT for federal income tax purposes and generally will not be subject to federal income tax to the extent it distributes its REIT taxable income to its shareholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate rates. The Company may be subject to certain state and local taxes on its income and property. No provision for income taxes is included in the financial statements. Distributions to shareholders are partially taxable to shareholders as ordinary income and unrecaptured section 1250 gains, and partially non-taxable to shareholders as return of capital. During 1997, 1998, and 1999 the Company's distributions had the following characteristics:

              Distribution         Ordinary       Return of       Unrecaptured
               Per Share            Income          Capital     Sec. 1250 Gains
             ---------------    ---------------  ------------   ---------------
 1997            $2.08              74.02%          25.98%             0.00%
 1998            $2.20              81.37%          18.63%             0.00%
 1999            $2.32              78.78%          17.35%             3.87%

         Principles Of Consolidation--The Company's consolidated financial statements include the Company, Colonial Realty Limited Partnership (CRLP) (in which the Company held 66.53%, 71.12%, and 67.94% general and limited partner interests at December 31, 1999, 1998, and 1997, respectively), and Colonial Properties Services Limited Partnership (in which CRLP holds 99% general and limited partner interests). The minority limited partner interests in CRLP and Colonial Properties Services Limited Partnership are included as minority interest in the Company's consolidated financial statements.
         Investments In Partially Owned Entities--Partnerships and corporations in which the Company owns a fifty percent or less interest and does not control are reflected in the consolidated financial statements as investments accounted for under the equity method. Under this method the investment is carried at cost plus or minus equity in undistributed earnings or losses since the date of acquisition.
         Also included in investments in partially-owned entities is the Company's 99% nonvoting, equity interest in Colonial Properties Services, Inc.
(CPSI). Colonial holds a one percent voting interest in CPSI. The Company accounts for its 99% equity interest on the equity method. CPSI provides property management services for third-party owned properties and administrative services to the Company. Colonial generally reimburses CPSI for payroll and other costs incurred in providing services to the Company.

2.  Summary of Significant Accounting Policies
         Land, Buildings, and Equipment--Land, buildings, and equipment is stated at the lower of cost, less accumulated depreciation, or net realizable value. Where an impairment of a property's value is determined to be other than temporary, an allowance for the estimated potential loss is established to record the property at its net realizable value. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 7 to 40 years. Repairs and maintenance are charged to expense as incurred. Replacements and improvements are capitalized and depreciated over the estimated remaining useful lives of the assets. When items of land, buildings, or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.
         Undeveloped Land and Construction in Progress--Undeveloped land and construction in progress is stated at the lower of cost or net realizable value. The Company capitalizes all costs associated with land development and construction.
         Capitalization of Interest--The Company capitalizes interest during periods in which property is undergoing development activities necessary to prepare the asset for its intended use.
         Cash and Equivalents--The Company includes highly liquid marketable securities and debt instruments purchased with a maturity of three months or less in cash equivalents.
         Restricted Cash--Cash which is legally restricted as to use consists primarily of tenant deposits.
         Deferred Debt and Lease Costs--Amortization of debt costs is recorded using the straight-line method, which approximates the effective interest method, over the terms of the related debt. Leasing commissions and fees are amortized using the straight-line method over the terms of the related leases.
         Derivatives--The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. Interest rate cap agreements and interest rate swaps are used to reduce the potential impact of increases in interest rates on variable-rate debt. Premiums paid for purchased interest rate cap agreements are amortized to expense over the terms of the caps. Unamortized premiums are included in other assets in the balance sheets. Amounts receivable under cap agreements are accrued as a reduction of interest expense. Payments under interest rate swap agreements are recognized as adjustments to interest expense as incurred. Treasury lock agreements are used by CRLP to set interest rates in anticipation of public debt offerings. Any gains or losses related to treasury locks are included in deferred debt and lease cost on the balance sheet and amortized over the life of the related debt to the extent that such treasury locks are utilized. All unutilized treasury locks are expensed when their future utility expires. All treasury locks were utilized during 1999 and 1998.
         Deferred Compensation on Restricted Shares--Deferred compensation on restricted shares relates to the issuance of restricted shares to employees of the Company. Deferred compensation is amortized to compensation expense based on the passage of time and certain performance criteria.
         Revenue Recognition--Rental income attributable to leases is recognized on a straight-line basis over the terms of the leases. Anticipated losses, if any, are recognized when such amounts become known, or estimated.
         Net Income Per Share--Basic net income per share is calculated by dividing the net income available to common shareholders by the weighted average numbers of common shares outstanding during the periods. Diluted net income per share is calculated by dividing the net income available to common shareholders by the weighted average number of common shares outstanding during the periods, adjusted for the assumed conversion of all potentially dilutive share options.
         Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.
         Segment Reporting--Reportable segments are identified based upon management's approach for making operating decisions and assessing performance of the Company.
         Software Development--The Company capitalizes certain internally developed software costs. Capitalized internal software development costs are amortized using the straight-line method over the estimated useful lives of the software.
         Treasury Stock--During 1999, the Company's Board of Trustees authorized a common share repurchase program under which the Company may repurchase up to $150 million of its currently outstanding common shares from time to time at the discretion of management in open market and negotiated transactions. During 1999, the Company repurchased 4,454,250 shares at an all in cost of $117.8 million, which represents an average purchase price of $26.45 per share. These shares are included within treasury stock which is a reduction of shareholders' equity.
         Reclassifications--Certain immaterial reclassifications have been made to the 1997 and 1998 financial statements in order to conform them to the 1999 financial statement presentation. These reclassifications have no impact on shareholders' equity or net income.

         Recently Issued Accounting Standard--Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activity. Under SFAS 133, the Company will be required to account for derivative financial instruments, if any, at their fair market value, and make certain required disclosures. The Company is required to adopt SFAS 133 for periods beginning January 1, 2001.

3.  Property Acquisitions and Dispositions
         The Company acquired two operating properties during 1999, 12 properties during 1998, and 25 properties during 1997 at aggregate costs of $45.8 million, $348.6 million, and $430.6 million, respectively. The Company funded these acquisitions with cash proceeds from its public offerings of equity (see Note 10) and debt (see Note 8), advances on bank lines of credit, the issuance of limited partnership units in CRLP, the proceeds received from the formation of joint ventures (see Note 6), the proceeds received from the issuance of preferred units in CRLP (see Note 9), and cash from operations.

         The properties acquired during 1999, 1998, and 1997 are listed below:

                                                                       Effective
                                                                     Acquisition
                                                   Location           Date
                                              --------------------------------
Multifamily Properties:
Colonial Village at Trussville                 Birmingham, AL     April 1, 1997
Colonial Village at Timothy Woods              Athens, GA          July 1, 1997
Colonial Grand at Oakleigh                     Pensacola, FL       July 1, 1997
Colonial Grand at Natchez Trace                Jackson, MS       August 1, 1997
Colonial Village at Caledon Wood               Greenville, SC   October 1, 1997
Colonial Village at Ashley Plantation          Bluffton, SC         May 1, 1998
Colonial Village at Haverhill                  San Antonio, TX     July 1, 1998
Colonial Village at Walton Way                 Augusta, GA         July 1, 1998
Colonial Village at River Hills I              Tampa, FL           July 1, 1998

Office Properties:
Riverchase Center                              Birmingham, AL   January 1, 1997
Lakeside Office Park                           Huntsville, AL      May 23, 1997
Progress Center                                Huntsville, AL     June 24, 1997
Colonial Center at Mansell Overlook            Atlanta, GA        July 31, 1997
Perimeter Corporate Park                       Huntsville, AL   January 1, 1998
Independence Plaza                             Birmingham, AL   January 1, 1998
Shades Brook Building                          Birmingham, AL      July 1, 1998
Colonial Center 200 Mansell Overlook           Atlanta, GA         July 1, 1998
Concourse Center                               Tampa, FL           July 1, 1998
Emmett R. Johnson Building                     Birmingham, AL      June 1, 1999

Retail Properties:
Colonial Shoppes Inverness                     Birmingham, AL    March 24, 1997
Colonial Promenade Beechwood                   Athens, GA        March 27, 1997
Brookwood Village                              Birmingham, AL      May 13, 1997
Colonial Promenade Lakewood                    Jacksonville, FL October 1, 1997
Colonial Mall Glynn Place                      Brunswick, GA   November 1, 1997
Colonial Mall Lakeshore                        Gainesville, GA November 1, 1997
Colonial Shoppes Yadkin                        Yadkinville, NC November 1, 1997
Colonial Mall Valdosta                         Valdosta, GA    November 1, 1997
Colonial Mall Burlington                       Burlington, NC  November 1, 1997
Mayberry Mall                                  Mount Airy, NC  November 1, 1997
Colonial Shoppes Quaker Village                Greensboro, NC  November 1, 1997
Colonial Shoppes Stanly                        Locust, NC      November 1, 1997
Rivermont Shopping Center                      Chattanooga, TN November 1, 1997
Colonial Mall Staunton                         Staunton, VA    November 1, 1997
Colonial Promenade Abingdon                    Abingdon, VA    November 1, 1997
Village at Roswell Summit                      Atlanta, GA     December 31,1997
Orlando Fashion Square                         Orlando, FL         May 29, 1998
Shoppes at Mansell                             Atlanta, GA         July 1, 1998
Colonial Mall Bel Air                          Mobile, AL      December 29,1998
The Plaza Mall                                 Greenville, NC    August 1, 1999


         In addition to the acquisition of the operating properties mentioned above, the Company also acquired a parcel of land in October 1999 through the issuance of 388,898 limited partnership units in CRLP valued at $10.3 million.

         Results  of  operations  of  these  properties,   subsequent  to  their
respective acquisition dates, are included in the consolidated financial statements of the Company. The cash paid to acquire these properties is included in the statements of cash flows. The acquisitions during 1999, 1998, and 1997 are comprised of the following:

(in thousands)                                    1999       1998       1997
                                             ---------  ---------  ---------
Assets purchased:
      Land, buildings, and equipment         $  56,026  $ 348,564  $ 430,614
      Other assets                                  60          0          4
                                             ---------  ---------  ---------
                                                56,086    348,564    430,618
Notes and mortgages assumed                          0     (7,509)   (74,910)
Other liabilities assumed or recorded             (660)    (5,070)    (8,716)
Issuance of limited partnership units
      of Colonial Realty Limited Partnership   (10,262)   (23,400)   (45,061)
                                             ---------  ---------  ---------

Cash paid                                    $  45,164  $ 312,585  $ 301,931
                                             ---------  ---------  ---------



         During 1999, Colonial disposed of seven multifamily properties, representing 2,319 units, which included Colonial Grand at Kirkman, Colonial Village at Stockbridge, Colonial Grand at Barrington Club, Colonial Grand at Ponte Vedra, Colonial Village at River Hills, Colonial Grand at Mountain Brook, and Colonial Village at Cahaba Heights. The properties were sold for a total purchase price of $119.8 million, of which $15.0 million was used to repay two secured loans, and the remaining proceeds were used to repay a portion of the borrowings under the Company's unsecured line of credit, fund additional acquisitions, and to support the Company's future investment activities.

         The Company sold six of these properties to a joint venture formed by the Company and an unrelated party. The Company will maintain a 15% interest in the joint venture and serve as manager of the properties. The Company accounts for its 15% interest in this joint venture as an equity investment (see Note 6).

         During 1998, Colonial sold Orlando Fashion Square to a joint venture equally owned by Colonial and an unrelated party. Proceeds received from this contribution were used to fund additional acquisitions and developments. The Company accounts for its 50% interest in this joint venture as an equity investment (see Note 6).

         The Company's unaudited pro forma results of operations, assuming these acquisitions and dispositions had been effected by the Company prior to January 1, 1998, are as follows:

                                            For the Year          For the Year
                                           Ended December        Ended December
                                          December 31, 1999    December 31, 1998
(in thousands)                               (unaudited)           (unaudited)
-------------------------------------------------------------------------------
Revenues                                      $ 279,953              $ 260,382
-------------------------------------------------------------------------------
Income before minority interest                $ 82,355               $ 75,116
-------------------------------------------------------------------------------
Net income available to common shareholders    $ 39,557               $ 42,490
-------------------------------------------------------------------------------
Net income per share - basic and diluted         $ 1.81                 $ 1.63
-------------------------------------------------------------------------------


4.  Land, Buildings, and Equipment
         Land, buildings, and equipment consists of the following at December 31, 1999 and 1998:

        (in thousands)
                                                      1999               1998
                                               -----------        -----------
         Buildings                             $ 1,464,149        $ 1,416,937
         Furniture and fixtures                     46,108             43,074
         Equipment                                  14,106             12,027
         Land improvements                          36,631             35,580
         Tenant improvements                        23,290             18,733
                                               -----------        -----------
                                                 1,584,284          1,526,351
         Accumulated depreciation                 (206,451)          (169,522)
                                               -----------        -----------
                                                 1,377,833          1,356,829
         Land                                      208,500            210,012
                                               -----------        -----------
                                               $ 1,586,333        $ 1,566,841
                                               ===========        ===========

5.  Undeveloped Land and Construction in Progress
         During 1999 the Company completed the construction of six multifamily development projects, two office development projects, and one office redevelopment project at a combined total cost of $112.0 million. The multifamily development projects produced 1,126 new apartment units that were completed during 1999 and 1998, and the office development projects produced 279,540 square feet of new office space, which was also completed in 1999 and 1998. The completed development projects are as follows:

                                                         Total
                                                         Units/    Total
Completed Developments                    Location      Sq. Feet    Cost
and Redevelopments:                    --------------   -------   --------

Multifamily Properties
Colonial Grand at Citrus Park          Tampa, FL            176   $ 12,706
Colonial Grand at Cypress Crossing     Orlando, FL          250     21,585
Colonial Grand at Edgewater II         Huntsville, AL       192     12,770
Colonial Grand at Inverness Lakes II   Mobile, AL           132      8,317
Colonial Grand at Lakewood Ranch       Bradenton, FL        288     22,552
Colonial Grand at Wesleyan II          Macon, GA             88      6,958
                                                        -------   --------
                                                          1,126   $ 84,888
                                                        -------   --------
Office Properties
1800 International Park                Birmingham, AL   146,128     13,744
Colonial Center at Research Park       Huntsville, AL   133,412     11,494
                                                        -------   --------
                                                        279,540   $ 25,238
                                                        -------   --------
Redevelopment
Colonial Plaza                         Birmingham, AL   178,617      1,852
                                                                  --------
          Total                                                   $111,978
                                                                  ========


         The Company currently has 13 active expansion, development, and redevelopment projects in progress and various parcels of land available for expansion, construction, or sale. During 1999 the Company completed construction on 1,404 apartment units (including the remaining units completed in the projects mentioned above), and the Company has an additional 1,290 apartment units in progress at December 31, 1999. Also, the Company has 161,637 and 712,233 square feet of new office and retail space, respectively, in progress at December 31, 1999. Undeveloped land and construction in progress is comprised of the following at December 31, 1999:


                                                     Total                                       Costs
                                                     Units/                     Estimated     Capitalized
                                                    Square       Estimated     Total Costs      To Date
                                                      Feet      Completion    (in thousands) (in thousands)
                                                   -----------  ------------   -------------  ------------
Multifamily Projects:
Colonial Grand at Heather Glen                          448        2000        $ 34,171        $ 32,318
Colonial Grand at Liberty Park                          300        2001          26,492          20,312
Colonial Grand at Promenade                             384        2000          27,189          24,310
Colonial Grand at Madison                               336        2000          22,983          21,476
Colonial Grand at Reservoir                             170        2000          13,552          10,786
Colonial Village at Ashley Plantation II                214        2000          13,147          12,905
(expansion)
Colonial Village at Walton Way (redevelopment)          256        2000           2,900           2,856
                                                                   ----        --------        --------
     Total Multifamily Projects                       2,108                     140,434         124,963

Office Projects:
Colonial Center 300 at Mansell Overlook             161,637        2001          23,435           9,471
                                                                   ----        --------        --------
     Total Office Projects                          161,637                      23,435           9,471

Retail Projects:
Colonial Promenade at Trussville                    388,302        2000          33,300          21,879
Colonial Promenade at Tutwiler Farm                 213,111        2000          26,221          11,502
Colonial Promenade Madison                          110,820        2000           9,988           2,891
Brookwood Village Mall (redevelopment)              750,754        2001          34,950           1,692
Northdale Court (redevelopment)                     192,726        2000           3,166           1,084
                                                                   ----        --------        --------
     Total Retail Projects                        1,655,713                     107,625          39,048

Other Projects and Undeveloped Land                  40,561
                                                                               --------        --------
                                                                               $271,494        $214,043
                                                                               ========        ========

         Interest capitalized on construction in progress during 1999, 1998, and 1997 was $8.7 million, $3.7 million, and $4.1 million, respectively.

6.  Investment in Partially Owned Entities
         Investment in partially owned entities at December 31, 1999 and 1998 consists of the following:

                                                                        (in thousands)
                                                            Percent
                                                             Owned       1999       1998
                                                           --------- ---------    --------
Multifamily:
CMS/Colonial Joint Venture                                  15.00%    $  2,789    $    0

Office:
600 Building Partnership, Birmingham, AL                    33.33%        (16)       (30)
Anderson Block Properties Partnership,
    Montgomery, AL                                          33.33%         (2)       (24)
                                                                        -------    ------
                                                                          (18)       (54)

Retail:
Orlando Fashion Square Joint Venture, Orlando, FL           50.00%     19,777     20,241
Parkway Place Limited Partnership, Huntsville, AL           50.00%      2,035      5,858
                                                                       -------    ------
                                                                       21,812     26,099

Other:
Colonial/Polar-BEK Management Company,
  Birmingham, AL                                            50.00%         40         33
Colonial Properties Services, Inc.,
  Birmingham, AL                                            99.00%       (456)      (897)
                                                                        -------    ------
                                                                         (416)      (864)
                                                                        -------    ------
                                                                      $ 24,167   $ 25,181
                                                                        =======    ======

         During September 1999, the Company entered into a joint venture with CMS. The CMS/Colonial Joint Venture owns and operates six multifamily properties consisting of the following properties: Colonial Village at Stockbridge, Colonial Grand at Barrington Club, Colonial Grand at Ponte Vedra, Colonial Village at River Hills, Colonial Grand at Mountain Brook, and Colonial Village at Cahaba Heights. The Company's net investment in the joint venture at December 31, 1999 is $2.8 million. The joint venture is accounted for using the equity method.
         During December 1998, the Company entered into two joint ventures. The Parkway Place Limited Partnership owns and operates the Parkway City Mall in Huntsville, Alabama. At December 31, 1999 and 1998, the Company had a net ending investment of $2.0 million and $5.9 million, respectively. The Orlando Fashion Square Joint Venture owns and operates the Orlando Fashion Square in Orlando, Florida. The Company's net ending investment in this joint venture at December 31, 1999 and 1998 is $19.8 million and $20.2 million, respectively. Both joint ventures are accounted for using the equity method.
         The summarized financial information related to the significant joint ventures is as follows:

                                                         December 31,
                                                             1999
                                                    ------------------
Balance Sheet
Assets
     Land, building, & equipment, net                       $ 211,045
     Construction in progress                                   6,399
     Other assets                                               3,855
                                                    ------------------
       Total assets                                         $ 221,299
                                                    ==================

Liabilities and Partners' Equity
     Notes payable                                          $ 150,893
     Other liabilities                                         11,446
     Partners' Equity                                          58,960
                                                    ------------------
       Total liabilities and partners' capital              $ 221,299
                                                    ==================

Statement of Operations
     (for the year ended)
Revenues                                                     $ 27,207
Operating expenses                                            (12,061)
Interest expense                                               (7,093)
Depreciation and amortization                                  (4,811)
                                                    ------------------
     Net income                                               $ 3,242
                                                    ==================



7.       Segment Information
         The Company is organized into, and manages its business based on the performance of three separate and distinct operating divisions: Multifamily, Office , and Retail. Each division has a separate management team that is responsible for acquiring, developing, managing, and leasing properties within each division. The applicable accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies." Management evaluates the performance of its segments and allocates resources to them based on net operating income (NOI). NOI consists of revenues in excess of general operating expenses, salaries and wages, repairs and maintenance, taxes, licenses, and insurance. Segment information for the years ended December 31, 1999, 1998, and 1997 is as follows:

    (in thousands)
1999                 Multifamily  Office     Retail        Total
-----------------------------------------------------------------
Divisional revenues   $115,724   $ 40,988   $124,845   $  281,557
NOI                     75,929     29,005     90,967      195,901
Divisional assets      768,798    289,288    739,518    1,797,604

1998
-----------------------------------------------------------------
Divisional revenues   $104,462   $ 34,409   $117,572   $  256,443
NOI                     68,789     24,307     83,059      176,155
Divisional assets      783,097    240,161    683,042    1,706,300

1997
-----------------------------------------------------------------
Divisional revenues   $ 95,503   $ 16,224   $ 71,179   $  182,906
NOI                     62,658     11,615     51,500      125,773
Divisional assets      652,923    147,974    577,954    1,378,851


         A reconciliation of total segment revenues to total revenues, total segment NOI to income from operations, and total divisional assets to total assets, for the years ended December 31, 1999, 1998, and 1997, is presented below:


(in thousands)
Revenues                                          1999               1998               1997
-----------------------------------------------------------------------------------------------
Divisional revenues                            $ 281,557          $ 256,443          $ 182,906
Unallocated corporate revenues                     1,007                924              1,220
-----------------------------------------------------------------------------------------------
     Total revenues                            $ 282,564          $ 257,367          $ 184,126
-----------------------------------------------------------------------------------------------

NOI                                               1999               1998               1997
-----------------------------------------------------------------------------------------------
Total divisional NOI                           $ 195,901          $ 176,155          $ 125,773
Unallocated corporate revenues                     1,007                924              1,220
General and administrative                        (8,758)            (7,675)            (6,448)
Depreciation                                     (52,913)           (46,841)           (31,956)
Amortization                                      (2,272)            (1,806)            (1,322)
Other                                                 60                 (9)                 -
-----------------------------------------------------------------------------------------------
     Income from operations                    $ 133,025          $ 120,748           $ 87,267
-----------------------------------------------------------------------------------------------

Assets                                            1999               1998               1997
-----------------------------------------------------------------------------------------------
Total divisional assets                      $ 1,797,604        $ 1,706,300        $ 1,378,851
Unallocated corporate assets (1)                  65,914             49,149             18,227
-----------------------------------------------------------------------------------------------
     Total assets                            $ 1,863,518        $ 1,755,449        $ 1,397,078
-----------------------------------------------------------------------------------------------

(1) Includes the Company's investment in joint ventures of $24,167 and $25,181 as of December 31, 1999 and 1998, respectively. (see Note 6)

8.  Notes and Mortgages Payable
         Notes and mortgages payable at December 31, 1999 and 1998 consist of the following:

                                  (in thousands)
                                   1999       1998
                             ----------   --------

Revolving credit agreement   $  228,337   $174,489
Mortgages and other notes:
  3.98% to 6.00%                 66,305     66,305
  6.01% to 7.50%                517,554    471,694
  7.51% to 9.00%                222,785    179,187
  9.01% to 10.25%                 4,882     17,647
                             ----------   --------
                             $1,039,863   $909,322
                             ==========   ========

         As of December 31, 1999, the Company has an unsecured bank line of credit providing for total borrowings of up to $250 million. This line of credit agreement bears interest at LIBOR plus 80 to 135 basis points, is renewable in July 2000, and provides for a two-year amortization in the case of non-renewal. The line of credit agreement includes a competitive bid feature that will allow the Company to convert up to $125 million under the line of credit to a fixed rate, for a fixed term not to exceed 90 days. The credit facility is primarily used by the Company to finance property acquisitions and development and has an outstanding balance at December 31, 1999, of $228.3 million. The interest rate of this short-term borrowing facility, including the competitive bid balance, is 7.43% and 6.42% at December 31, 1999 and 1998, respectively.

         During 1999 and 1998, the Company completed three public offerings of unsecured medium term and senior debt securities totaling $257.5 million through its subsidiary CRLP. The proceeds of the offerings were used to fund acquisitions, development expenditures, repay balances outstanding on the Company's revolving credit facility, repay certain notes and mortgages payable, and for general corporate purposes. Details relating to these debt offerings are as follows:

                                                                           Gross
                      Type of                                       Proceeds
      Date              Note           Maturity       Rate       (in thousands)
-----------------  --------------- --------------------------   ----------------
July, 1998         Senior          July, 2007        7.00%             $175,000
August, 1999       Medium-term     August, 2002      7.93%               57,500
August, 1999       Medium-term     August, 2004      8.19%               25,000

         Colonial has entered into an interest rate cap agreement which limits debt of $50 million to an interest rate of 8.00% through May 2, 2000. The Company paid $227,500 for the interest rate cap, which is being amortized over the life of the agreement. On January 4, 1999, Colonial entered into an interest rate swap for $50 million of its line of credit at 4.97% plus 80 to 135 basis points, and on January 15, 1999, Colonial entered into an interest rate swap for $52 million of tax exempt bonds at a rate of 3.23%. Additionally, on May 4, 1999, Colonial entered into an interest rate swap agreement for $25 million of its line of credit at a rate of 5.07%. All of these interest rate swap agreements have one-year terms and any payments made or received under the agreements are recognized as adjustments to interest expense as incurred. On February 10, 2000, Colonial entered into two reverse interest rate swap agreements for a total of $50 million of its medium-term notes. Under the terms of the agreements, Colonial will receive a fixed interest rate of 7.37% and will be required to pay a floating rate equal to one month LIBOR that is compounded and paid semi-annually. Both of these agreements have five-year terms, and any payments made or received under the agreements are recognized as adjustments to interest expense. Treasury lock agreements are used by CRLP to set interest rates in anticipation of public debt offerings. Colonial is exposed to credit losses in the event of nonperformance by the counterparties to its interest rate cap and nonderivative financial assets but has no off-balance-sheet credit risk of accounting loss. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. Colonial does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.
         At December 31, 1999, the Company had $839.8 million in unsecured indebtedness including balances outstanding on its bank line of credit and certain other notes payable. The remainder of the Company's notes and mortgages payable are collateralized by the assignment of rents and leases of certain properties and assets with an aggregate net book value of $266.2 million at December 31, 1999.
         The aggregate maturities of notes and mortgages payable, including the Company's line of credit at December 31, 1999, are as follows:

                            (in thousands)
         2000            $         250,662
         2001                       78,220
         2002                       74,902
         2003                      109,259
         2004                      100,000
         Thereafter                426,820
                          ------------------
                          $      1,039,863
                          ==================

         Based on borrowing rates available to the Company for notes and mortgages payable with similar terms, the estimated fair value of the Company's notes and mortgages payable at December 31, 1999 and 1998 was approximately $1.05 billion and $912.6 million, respectively.
         Certain loan agreements of the Company contain restrictive covenants which, among other things, require maintenance of various financial ratios. At December 31, 1999, the Company was in compliance with those covenants.
         Certain shareholders and trustees of the Company have guaranteed indebtedness of the Company totaling $1.4 million at December 31, 1999. The Company has indemnified these individuals from their guarantees of this indebtedness. Certain partners of CRLP have guaranteed indebtedness of the Company totaling $26.0 million at December 31, 1999. These individuals have not been indemnified by the Company.

9.        Capital Structure
         Company ownership is maintained through common shares of beneficial interest (Common Shares) and minority interest in the Operating Partnership
(Units). Common shareholders represent public equity owners and common unitholders represent minority interest owners. Each Unit may be redeemed for either one Common Share or, at the option of the Company, cash equal to the fair market value of a Common Share at the time of redemption. When a common unitholder redeems a Unit for a Common Share or cash, minority interest is reduced. In addition, the Company has acquired properties since its formation by issuing distribution paying and non-distribution paying Units. The non-distribution paying Units convert to distribution paying Units at various dates subsequent to their original issuance. At December 31, 1999 and 1998, 10,997,794 and 10,613,966 units were outstanding, respectively, all of which were distribution paying Units.
         In November 1997, the Company completed its first public offering of preferred stock totaling 5,000,000 preferred shares of beneficial interest (Preferred Shares). The Series A Preferred Shares pay a quarterly dividend at 8.75% per annum and may be called by the Company on or after November 6, 2002. The Preferred Shares have no stated maturity, sinking fund or mandatory redemption and are not convertible into any other securities of the Company. The preferred shares have a liquidation preference of $25.00 per share.
         In October 1998, the Company's Board of Trustees approved a Shareholder Rights Plan (the Rights Plan). Under this plan, the Board declared a dividend of one Right for each Common Share outstanding on the record date. The Rights become exercisable only if an individual or group acquires a 15% or more beneficial ownership in the Company. Ten days after a public announcement that an individual or group has become the beneficial owner of 15% or more of the Common Shares, each holder of a Right, other than the acquiring individual or group, would be entitled to purchase one Common Share for each Right outstanding at one-half of the Company's current market price. Also, if the Company is acquired in a merger, or if 50% or more of the Company's assets are sold in one or more related transactions, each Right would entitle the holder thereof to purchase common stock of the acquiring company at one-half of the then-current market price of the acquiring company's common stock.

10.  Equity Offerings
         During 1999, 1998 and 1997, the Company completed seven public offerings of common stock totaling 7,975,070 common shares of beneficial interest and one public offering of preferred stock of 5,000,000 shares. The proceeds of the offerings were used to fund acquisition and development expenditures, repay balances outstanding on the Company's revolving credit agreement, repay certain notes and mortgages payable, and for general corporate purposes. Details relating to these equity offerings are as follows:

                                                                                         (in thousands)
                                                                            ------------------------------------------
                      Type of           Number of           Price Per          Gross        Offering          Net
      Date            Offering            Shares              Share           Proceeds        Costs        Proceeds
-----------------  --------------- --------------------   ---------------   -------------  ------------   ------------
January, 1997          Common           1,500,000      $     29.8750     $        44,812 $       1,457  $      43,355
July, 1997             Common           1,700,000      $     30.9375     $        52,594 $       2,945  $      49,649
November, 1997       Preferred          5,000,000      $     25.0000     $       125,000 $       4,451  $     120,549
December, 1997         Common            165,632       $     30.1875     $         5,000 $         330  $       4,670
February, 1998         Common            375,540       $     30.0000     $        11,266 $         627  $      10,639
March, 1998            Common            806,452       $     31.0000     $        25,000 $       1,389  $      23,611
March, 1998            Common            381,046       $     31.0000     $        11,812 $         656  $      11,156
April, 1998            Common           3,046,400      $     30.1250     $        91,773 $       4,973  $      86,800

         In February 1999, through CRLP, the Company issued 2.0 million units of $50 par value 8.875% Series B Cumulative Redeemable Perpetual Preferred Units (Preferred Units), valued at $100 million in a private placement. CRLP has the right to redeem the Preferred Units, in whole or in part, after five years at the cost of the original capital contribution plus the cumulative priority return, whether or not declared. The Preferred Units are exchangeable for 8.875% Series B Preferred Shares of the Company after ten years at the option of the holders of the Preferred Units. The proceeds of the issuance, net of offering costs of $2.6 million were used to repay balances outstanding on the Company's revolving credit agreement and to fund development, acquisition, and expansion expenditures.

11.  Share Option and Restricted Share Plans
         In September 1993 the Company adopted an Employee Share Option and Restricted Share Plan (the Employee Plan) designed to attract, retain, and motivate executive officers of the Company and other key employees. The Employee Plan, as amended in April 1998, authorizes the issuance of up to 3,200,000 common shares of beneficial interest (as increased from time to time to equal 10% of the number of common shares and Operating Partnership units outstanding) pursuant to options or restricted shares granted or issued under this plan, provided that no more than 750,000 restricted shares may be issued. In connection with the grant of options under the Employee Plan, the Executive Compensation Committee of the Board of Trustees determines the option exercise period and any vesting requirements. In September 1993 the Company also adopted a Trustee Share Option Plan (the Trustee Plan). The Trustee Plan authorizes the issuance of up to 125,000 options to purchase common shares of beneficial interest. In April 1997, the Company increased the number of options to purchase common shares authorized under the Trustee Plan from 125,000 common shares to 500,000 common shares. In April 1997, the Company also adopted a Non-Employee Trustee Share Plan (Share Plan). The Share Plan permits non-employee trustees of the Company to elect to receive common shares in lieu of all or a portion of their annual trustee fees, board fees and committee fees. The Share Plan authorizes the issuance of 50,000 common shares under the Plan. The Company issued 4,914 common shares pursuant to the Share Plan during 1999. In October 1997 the Company adopted an Employee Share Purchase Plan (Purchase Plan). The Purchase Plan permits eligible employees of the Company, through payroll deductions, to purchase common shares at a 5% discount to the market price. The Purchase Plan has no limit on the number of common shares that may be issued under the plan. The Company issued 1,268 common shares pursuant to the Purchase Plan during 1999.
         The Company applies Accounting Principles Board Opinion 25 (APB 25) and related Interpretations in accounting for its plans. In accordance with APB 25, no compensation expense has been recognized for its stock option plans. Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methods prescribed in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                              For the Year Ending December 31,
                                                           (in thousands, except per share data)
                                                       -----------------------------------------------
                                                               1999            1998            1997
                                                       --------------- --------------- ---------------
Net income available to common shareholders:
As reported                                                   $44,833         $39,284         $30,277
Pro forma                                                      44,475         $39,117         $30,020
--------------------------------------------------- -- --------------- --------------- ---------------
Net income per share - basic and diluted:
As reported                                                     $1.83           $1.59           $1.53
Pro forma                                                       $1.82           $1.59           $1.52
--------------------------------------------------- -- --------------- --------------- ---------------

The Company uses the Black-Scholes pricing model to calculate the fair values of the options awarded, which are included in the pro forma results above. The following assumptions were used to derive the fair values: a 10-year option term; an annualized volatility rate of 17.05%, 26.13%, and 15.24% for 1999, 1998 and 1997, respectively; a risk-free rate of return of 6.80%, 4.93%, and 5.86% for 1999, 1998 and 1997, respectively; and a dividend yield of 9.17%, 7.62%, and 7.11% for 1999, 1998 and 1997, respectively.
         The Company issued 24,938, 900, and 8,450 restricted shares under the Employee Plan during 1999, 1998, and 1997, respectively. The value of outstanding restricted shares is being charged to compensation expense based upon the earlier of satisfying the vesting period (2-8 years) or satisfying certain performance targets.
         Option activity under both the Employee Plan and the Trustee Plan combined is presented in the table below:


                                                   Shares                          Weighted-
                                                 Available                          average
                                                 for future                        Price per
                                                Option Grant        Shares           Share
                                            -----------------   ------------    -------------
Balance, December 31, 1996                           539,655        260,345         $ 23.540
Addition to shares authorized                        375,000
Options granted                                     (119,000)       119,000         $ 31.113
Options terminated                                    12,255        (12,255)        $ 24.781
Options exercised                                                   (24,130)        $ 23.263
                                            -----------------   ------------    -------------

Balance, December 31, 1997                           807,910        342,960         $ 26.136
Addition to shares authorized                      2,525,000
Options granted                                      (60,000)        60,000         $ 30.294
Options terminated                                    12,362        (12,362)        $ 28.959
Options exercised                                                   (15,384)        $ 23.359
                                            -----------------   ------------    -------------

Balance, December 31,  1998                        3,285,272        375,214         $ 26.733
Options granted                                     (250,166)       250,166         $ 27.425
Options terminated                                    11,503        (11,503)        $ 28.219
Options exercised                                                    (2,916)        $ 24.197
                                            -----------------   ------------    -------------

Balance, December 31,  1999                        3,046,609        610,961         $ 27.046
                                            =================   ============    =============


All options granted to date have a term of ten years and may be exercised in equal installments, based on a 3-5 year vesting schedule, of the total number of options issued to any individual on each of the applicable 3-5 year anniversary dates of the grant of the option. The balance of options that are exercisable total 293,667, 213,691, and 132,345 at December 31, 1999, 1998, and 1997,
respectively.

12.  Employee Benefits
         Employees of the Company and CPSI participate in a noncontributory defined benefit pension plan designed to cover substantially all employees. Pension expense includes service and interest costs adjusted by actual earnings on plan assets and amortization of prior service cost and the transition amount. The benefits provided by this plan are based on years of service and the employee's final average compensation. The Company's policy is to fund the minimum required contribution under ERISA and the Internal Revenue Code.
         The table below presents a summary of pension plan status as of December 31, 1999 and 1998, as it relates to the employees of the Company and CPSI.
         Actuarial assumptions used in determining the actuarial present value of accumulated benefit obligations at January 1, 1999, are as follows:

(amounts in thousands)                                        1999       1998
---------------------------------------------------------  ---------  ---------
Actuarial present value of accumulated benefit obligation
      including vested benefits of $1,030 and $1,193        $ 1,312    $ 1,368
      at December 31, 1999 and 1998, respectively
Actuarial present value of projected benefit obligations
      at year end                                           $ 2,538    $ 2,593
Fair value of assets at year end                            $ 1,030      $ 981
Accrued pension cost                                        $ 1,481      $ 868
Net pension cost for the year                                 $ 613      $ 393

                                                              1999       1998
                                                           ---------  ---------
Weighted-average interest rate                                8.00%      6.75%
-------------------------------------------------------------------------------
Increase in future compensation levels                        4.25%      4.00%

         The Company and CPSI participate in a salary reduction profit sharing plan covering substantially all employees. This plan provides, with certain restrictions, that employees may contribute a portion of their earnings with the Company and CPSI matching one-half of such contributions, solely at the Company and CPSI's discretion. Contributions by the Company and CPSI were approximately $275,000, $178,000, and $159,000 for the years ended December 31, 1999, 1998 and
1997, respectively.

13.  Leasing Operations
         The Company is in the business of leasing and managing multifamily, office, and retail property. For properties owned by the Company, minimum rentals due in future periods under noncancelable operating leases extending beyond one year at December 31, 1999, are as follows:

                                     (in thousands)
                                   -----------------
         2000                      $        119,773
         2001                               106,511
         2002                                93,974
         2003                                78,644
         2004                                65,065
         Thereafter                         220,648
                                   -----------------
                                   $        684,615
                                   =================

         The noncancelable leases are with tenants engaged in retail and office operations in Alabama, Georgia, Florida, North Carolina, South Carolina, Tennessee, and Virginia. Performance in accordance with the lease terms is in part dependent upon the economic conditions of the respective areas. No additional credit risk exposure relating to the leasing arrangements exists beyond the accounts receivable amounts shown in the December 31, 1999 balance sheet. Leases with tenants in multifamily properties are generally for one year or less and are thus excluded from the above table. Substantially all of the Company's land, buildings, and equipment represent property leased under the above and other short-term leasing arrangements.
         Rental income for 1999, 1998, and 1997 includes percentage rent of $4.7 million,$4.0 million and $2.2 million, respectively. This rental income was earned when certain retail tenants attained sales volumes specified in their respective lease agreements.

14.  Related Party Transactions
         The Company has generally used affiliated construction companies to manage and oversee its development and expansion projects. The Company paid $62.8 million, $40.0 million and $41.3 million for property development costs to Lowder Construction Company, Inc., a construction company owned by The Colonial Company ("TCC") (an affiliate of certain shareholders, trustees and minority interest holders), during the years ended December 31, 1999, 1998, and 1997, respectively. Of these amounts, $58.5 million, $37.3 million, and $39.8 million was then paid to unaffiliated subcontractors for the construction of these development and expansion projects during 1999, 1998, and 1997, respectively. The Company had outstanding construction invoices and retainage payable to Lowder Construction Company, Inc. totaling $5.7 million and $4.3 million at December 31, 1999 and 1998, respectively. The Company also paid $21.5 million, $0.4 million and $5.2 million for property construction costs to a construction company owned by a trustee during the years ended December 31, 1999, 1998, and 1997, respectively. Of these amounts, $19.4 million, $0.4 million, and $4.7 million was then paid to unaffiliated subcontractors for the construction of these development projects during 1999, 1998, and 1997, respectively. The Company had outstanding construction invoices and retainage payable to this construction company totaling $0.7 million and $1.2 million at December 31, 1999 and 1998, respectively.
         Colonial  Commercial  Investments,  Inc.  ("CCI"),  which  is  owned by trustees James K. Lowder and Thomas H. Lowder has guaranteed indebtedness totaling $1.1 million at December 31, 1999 for Anderson Block Properties, which is a partnership accounted for by the Company under the equity method (listed in
Note  6).  The  Company  has   indemnified  CCI  from  its  guarantees  of  this
indebtedness.
         On July 1, 1998, the Company acquired a 79.8% interest in Colonial Village at Haverhill. Effective May 1999, the Company purchased the remaining 20.2% interest in this property by issuing 157,140 limited partnership units in Colonial Realty Limited Partnership ("CRLP Units") to the seller. The seller is a trustee of the Company.
         In connection with the Riverchase Center acquisition, the Company initially acquired a 73% interest in a portion of the office complex. Effective November 1, 1997, the Company purchased the remaining 27% interest in the property by issuing 114,798 CRLP Units to the seller. The seller is a trustee of the Company.
         In November 1997, the Company purchased Polar BEK's 50% interest in Polar BEK/Colonial Partnership I (a partnership previously accounted for under the equity method of accounting), a partnership which owned a 168,000 square foot office building in Birmingham for $7.4 million. This purchase increased the Company's ownership from 50% to 100%.
         Following is a summary of property acquisitions from entities for which trustees of the Company are involved as a partner or shareholder:

         Date                  Property and Land Acquired           Purchase Price           Units Issued
----------------------- ------------------------------------------ ------------------- ----------------------
May 1999                Colonial Village at Haverhill              $4.2 million(1)       157,140 CRLP Units
November 1998           Colonial Center at Research Park           $1.0 million          36,647CRLP Units
September 1998          1800 International Park                    $1.8 million (2)
October 1998            Colonial Grand at Promenade                $1.5 million          34,700 CRLP Units
July 1998               Colonial Center 100 at Mansell Overlook    $27.7 million         396,365 CRLP Units
July 1998               Shoppes at Mansell                         $3.7 million          76,809 CRLP Units
March 1997              Colonial Shoppes Inverness                 $3.0 million          16,303 CRLP Units
April 1997              Colonial Village at Trussville             $20.5 million         57,072 CRLP Units
July 1997               Colonial Village at Timothy Woods          $12.8 million         27,275 CRLP Units
August 1997             Colonial Grand at Inverness Lakes II       $0.5 million          10,822 CRLP Units
November 1997           Riverchase Center                          $3.4 million          114,798 CRLP Units
December 1997           Village at Roswell Summit                  $3.0 million          34,777 CRLP Units

(1)  Represents the remaining 20.2% interest in the property.
(2) In connection with purchase, the Company issued a $1.8 million note payable to a related entity, which was repaid in 1999.

         During 1997 the Company, through CPSI, exercised options to purchase land from a related party in the amount of $366,000. As of December 31, 1998, all options to purchase land from a related party had expired. In December 1997, CPSI acquired a parcel of land from CCI and sold the land, along with an adjoining parcel of land, to an unaffiliated third party for a net gain of $60,000. Also in December 1997, CPSI sold a separate parcel of land to CCI, which resulted in a net gain of $120,000.
         The Company and its subsidiaries provide certain services to and received certain services from related entities, which resulted in the following income (expense) included in the accompanying statements of income:

                                                        (Amounts in thousands)
                                                     1999       1998       1997
                                                  ----------------------------------
       Rental income                                $1,460     $1,027      $879
       Management/leasing fee income                   262        289       368
           Insurance brokerage expense                (167)      (131)     (182)
           Rental expense                                0          0      (156)

15.  Net Income Per Share
         The following table sets forth the computation of basic and diluted earnings per share:

                                                            (Amounts in thousands,
                                                            except per share data)
      --------------------------------------------- -----------------------------------------
                                                       1999           1998          1997
                                                    ------------   -----------   -----------
       Numerator:
           Numerator for basic and diluted net
           income per share - net income available
           to common shareholders                 $      44,833 $      39,284 $      30,277
                                                    ============   ===========   ===========

       Denominator:
         Denominator for basic net income per
         share - weighted average common shares          24,493        24,641        19,808
         Effect of dilutive securities:
         Trustee and employee stock options                  15            37            46
                                                    ------------   -----------   -----------
         Denominator for diluted net income per
         shares - adjusted weighted average
         common shares                                   24,508        24,678        19,854
                                                    ============   ===========   ===========

         Basic and Diluted net income per share   $        1.83  $       1.59  $       1.53
                                                    ============   ===========   ===========

Options to purchase 409,930 Common Shares at a weighted average exercise price of $28.755 per share were outstanding during 1999 but were not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

16.  Subsequent Events
         On January 22, 2000, the Board of Trustees declared a cash distribution to shareholders of the Company and partners of Colonial Realty Limited Partnership in the amount of $.60 per share and per partnership unit, totaling $19.9 million. The distribution was made to shareholders and partners of record as of January 31, 2000, and was paid on February 7, 2000.

         During January 2000, the Company initiated and completed an Executive Unit Purchase Program (Unit Purchase Program), in which the Board of Trustees and certain members of the Company's management were able to purchase Units of CRLP. Under the Unit Purchase Program, the Board of Trustees and the members of management were able to take out full-recourse personal loans from an unrelated financial institution, in order to purchase the Units. The Units are pledged as collateral against the loans. In addition, the Company has provided a guarantee to the unrelated financial institution for the personal loans. The value of the Units purchased under the Unit Purchase Program was approximately $10 million.

         On February 7, 2000, the Company completed an offering of unsecured Medium-Term Notes by CRLP for $25.0 million at 8.82%, which mature on February 7, 2005. Additionally, on February 29, 2000 the Company completed an offering of unsecured Medium-Term Notes by CRLP for $20.0 million at 8.80%, which mature on February 1, 2010. The Company used the net proceeds from both offerings to repay a portion of the outstanding balance on its unsecured line of credit.
17.  Quarterly Financial Information (Unaudited)
         The following is a summary of the unaudited quarterly financial information for the years ended December 31, 1999 and 1998:

                                             1999
-------------------------------------------------------------------------------
                         (Amounts in thousands, except per share data)
-------------------------------------------------------------------------------
                                   First        Second      Third        Fourth
                                  Quarter      Quarter     Quarter      Quarter
                                 ----------  ----------  ----------    ---------
Revenues                          $67,459      $69,901     $70,135      $75,069
Income before minority interest    20,025       19,933      20,191       22,909
Minority interest                  (4,731)      (4,406)     (4,682)      (5,875)
Net income                         14,406       13,259      13,290       14,821
Preferred Dividends                (2,734)      (2,735)     (2,735)      (2,740)
Net income available to common
shareholders                      $11,672      $10,524     $10,555      $12,082

Net income per share:
Basic                               $0.45        $0.42       $0.44        $0.54
Diluted                             $0.45        $0.41       $0.44        $0.54
Weighted average common
   shares outstanding              26,192       25,353      24,027       22,387

                                             1998
-------------------------------------------------------------------------------
                        (Amounts in thousands, except per share data)
-------------------------------------------------------------------------------
                                  First       Second      Third        Fourth
                                 Quarter      Quarter     Quarter      Quarter
                               -----------  ----------- -----------  -----------
Revenues                         $58,310      $59,583     $68,162      $71,292
Income before minority interest   14,045       16,913      17,201       18,528
Minority interest                 (4,479)      (5,122)     (5,125)      (4,993)
Net income                         9,566       11,791      12,076       13,535
Preferred Dividends               (2,734)      (2,735)     (2,735)      (2,734)
Net income available to common
shareholders                      $6,832       $9,056      $9,341      $10,801

Net income per share:
Basic                              $0.32        $0.36       $0.36        $0.43
Diluted                            $0.32        $0.36       $0.36        $0.42
Weighted average common
   shares outstanding             21,411       24,984      26,000       26,104

                        Report of Independent Accountants


To the Board of Trustees and Shareholders
           of Colonial Properties Trust

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Colonial Properties Trust (the "Company") at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principals generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




Birmingham, Alabama January 17, 2000, except for Note 16, as to which the date is February 29, 2000