Form 10-K, Exhibit 13
period 2000-12-31
COLONIAL PROPERTIES TRUST
filed 2001-03-30
CIK 909111

COLONIAL PROPERTIES TRUST
                         SELECTED FINANCIAL INFORMATION

Dollar amounts in thousands,
except per share data                      2000            1999            1998            1997          1996
-----------------------------------------------------------------------------------------------------------------

OPERATING DATA
Total revenue .....................   $   302,310     $   282,248     $   257,216     $   184,126     $   134,881
Expenses:
   Depreciation and amortization ..        63,884          55,185          48,647          33,278          23,534
   Other operating ................        96,893          94,038          87,821          63,581          46,819
Income from operations ............       141,533         133,025         120,748          87,267          64,529
Interest expense ..................        71,855          57,211          52,063          40,496          24,584
Other income (expense), net .......         9,715           7,872          (1,597)          3,187           1,303
Income before extraordinary items
   and minority interest ..........        79,393          83,686          67,088          49,958          41,248
Dividends to preferred shareholders        10,940          10,943          10,938           1,671            --
Distributions to preferred unitholders      8,873           7,588            --               --             --
Net income available to
   common shareholders ............        38,650          44,833          39,284          30,277          27,506
Per share - basic and diluted:
Income before extraordinary items .   $      1.83     $      1.85     $      1.60     $      1.66     $      1.60
Extraordinary loss from early
   extinguishment of debt .........         (0.01)          (0.02)          (0.01)          (0.13)          (0.02)
Net income ........................          1.82            1.83            1.46            1.53            1.58
Dividends declared ................          2.40            2.32            2.20            2.08            2.00
------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Land, buildings, and equipment, net   $ 1,769,506     $ 1,586,333     $ 1,566,841     $ 1,268,432     $   801,800
Total assets ......................     1,944,099       1,863,518       1,755,449       1,397,078         948,105
Total debt ........................     1,179,095       1,039,863         909,322         702,044         506,435
------------------------------------------------------------------------------------------------------------------

OTHER DATA
Funds from operations(1) ..........   $   114,478     $   113,872     $   103,746     $    77,493     $    62,999
Total market capitalization(2) ....     2,237,256       2,027,036       2,013,084       1,764,810       1,298,946
Interest coverage ratio ...........          2.80x           3.20x           3.20x           3.00x           3.60x
Cash flow provided by (used in):
   Operating activities ...........   $   105,646     $   131,964     $   115,528     $    72,065     $    62,873
   Investing activities ...........      (114,018)       (134,049)       (365,347)       (346,379)       (224,076)
   Financing activities ...........         8,009           2,143         249,870         275,504         162,957
Total properties (at end of year) .           115             111             106              93              73

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

(2) Total market capitalization is the market value of all outstanding Common Shares of the Company plus total debt. This amount was calculated assuming the conversion of 11,225,726, 10,997,794, 10,613,966, 9,976,419, and 8,431,198 units of minority interest in Colonial Realty Limited Partnership into the Company's Common Shares for 2000, 1999, 1998, 1997, and 1996, respectively.

COLONIAL PROPERTIES TRUST

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

GENERAL

Colonial Properties Trust (Colonial or the Company) is engaged in the ownership, development, management, and leasing of multifamily communities, office buildings, retail malls, and shopping centers. Colonial is organized as a real estate investment trust (REIT) and owns and operates properties in nine states in the sunbelt region of the United States. As of December 31, 2000, Colonial's real estate portfolio consisted of 53 multifamily communities, 17 office properties, and 45 retail properties.

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

Results of Operations--2000 vs. 1999

In 2000, the Company experienced growth in revenues and operating expenses, which is the result of the acquisition and development of 16 properties and the expansion of 4 properties during 2000 and 1999, net of the disposition of 13 properties during 2000 and 1999. As a result of the acquisitions, developments, expansions, and dispositions, the Company's income from operations increased by $8.5 million, or 6.4%, for 2000 when compared to 1999. On a per share basis, net income is $1.82 for 2000, a 0.6% decrease, compared to $1.83 for 1999. The decrease in net income available to common shareholders, on a per share basis, is directly attributable to the increase in depreciation expense as a result of the acquisition, development, and expansion of 20 properties in 2000 and 1999.

Revenues--Total revenues increased by $20.1 million, or 7.1%, during 2000 when compared to 1999. Of this increase, $ 16.6 million relates to revenues generated by properties that were acquired, developed, or expanded during 2000 and 1999, net of properties disposed. The remaining increase primarily relates to increases in rental rates at existing properties and lease buyouts during 2000. The retail division accounts for the majority of the overall revenue increase, approximately $10.5 million, while the office and multifamily divisions account for $9.3 million and $0.3 million, respectively. The divisional revenue growth is primarily attributable to the acquisition, development, and expansion of 12 multifamily properties, 4 office properties, and 4 retail properties, net of the disposition of 12 multifamily properties and one retail property during 2000 and 1999.

Operating Expenses--Total operating expenses increased by $11.6 million, or 7.7%, during 2000 when compared to 1999. The majority of this increase relates to additional property operating expenses of $3.6 million and additional depreciation of $4.1 million associated with properties that were acquired, developed, or expanded during 2000 and 1999, net of operating expenses of properties disposed of during 2000 and 1999. Depreciation expense on existing properties increased by $2.6 million during 2000 when compared to 1999. Divisional property operating expenses increased by $0.9 million, $4.4 million, and $5.4 million for the multifamily, office, and retail divisions, respectively, during 2000 when compared to 1999. The increase in divisional property operating expenses is primarily attributable to the acquisition, development, and expansion of 12 multifamily properties, 4 office properties, and 4 retail properties, net of the disposition of 12 multifamily properties and one retail property during 2000 and 1999. The remaining change primarily relates to increases in operating expenses at existing properties.

Other Income and Expenses--Interest expense increased by $14.6 million, or 25.6%, during 2000 when compared to 1999. The increase in interest expense is primarily attributable to the issuance of $152.5 million in Medium Term Notes during 2000 and 1999, and the increased usage of the Company's line of credit in conjunction with the financing of acquisitions, developments, expansions, and investment activities.

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

Revenues--Total revenues increased by $25.0 million, or 9.7%, during 1999 when compared to 1998. Of this increase, $ 18.1 million relates to revenues generated by properties that were acquired, developed, or expanded during 1999 and 1998. The remaining increase primarily relates to increases in rental rates at existing properties and lease buyouts during 1999. The multifamily division accounts for the majority of the overall revenue increase, approximately $11.3 million, while the office and retail divisions account for $6.4 million and $7.3 million, respectively. The divisional revenue growth is primarily attributable to the acquisition, development, and expansion of 15 multifamily properties, 8 office properties, and 4 retail properties during 1999 and 1998.

Operating Expenses--Total operating expenses increased by $12.8 million, or 9.4%, during 1999 when compared to 1998. The majority of this increase relates to additional property operating expenses of $3.5 million and additional depreciation of $3.9 million associated with properties that were acquired, developed, or expanded during 1999 and 1998, net of operating expenses of properties disposed of during 1998. Depreciation expense on existing properties increased by $2.2 million during 1999 when compared to 1998. Divisional property operating expenses increased by $7.2 million, $3.4 million, and $1.3 million for the multifamily, office, and retail divisions, respectively, during 1998 when compared to 1998. The increase in divisional property operating expenses is primarily attributable to the acquisition and development of 15 multifamily properties, 8 office properties, and 4 retail properties during 1999 and 1998. The remaining change primarily relates to increases in operating expenses at existing properties, and overall increases in corporate overhead and personnel costs associated with the Company's continued growth.

Other Income and Expenses--Interest expense increased by $5.1 million, or 9.9%, during 1999 when compared to 1998. The increase in interest expense is primarily attributable to the issuance of $82.5 million in Medium Term Notes, and the increased usage of the Company's line of credit in conjunction with the financing of acquisitions, developments, expansions, and investment activities.

LIQUIDITY AND CAPITAL RESOURCES

During 2000, the Company invested $125.3 million in the acquisition, development, and expansion of properties. This acquisition and development activity increased the Company's multifamily, office, and retail property holdings. The Company financed the growth through proceeds from public offerings of debt totaling $70.0 million during 2000, advances on its bank line of credit, the issuance of limited partnership units in CRLP, the proceeds from joint ventures, disposition of assets, and cash from operations.

During 1999, the Company's Board of Trustees authorized a common share repurchase program under which the Company may repurchase up to $150 million of its currently outstanding common shares from time to time at the discretion of management in open market and negotiated transactions. During 2000, the Company repurchased 1,168,900 shares at an all in cost of $32.3 million, which represents an average purchase price of $27.63 per share. To date, the Company has repurchased 5,623,150 shares at an all-in cost of approximately $150 million, which represents an average purchase price of $26.70.

Acquisition and Development Activities

Multifamily Properties--During 2000, the Company completed development of 1,022 apartment units in 5 multifamily communities and acquired land on which it intends to develop additional multifamily communities during 2000. The aggregate investment in the multifamily developments during 2000 was $41.6 million. As of December 31, 2000, the Company has 984 apartment units in three multifamily communities under development or redevelopment. Management anticipates that the three multifamily projects will be completed during 2001. Management estimates that it will invest an additional $43.4 million to complete these multifamily communities.

Office Properties--During 2000, the Company increased its office portfolio by 163,252 square feet with the development of one office building, and completed the redevelopment of another office building. In addition, the Company began development on one office property in Orlando, Florida. The aggregate investment in the office developments during 2000 was $28.7 million. Management estimates that it will invest an additional $17.6 million to complete this property.

Retail Properties--During 2000, the Company added 575,127 square feet of retail shopping space through the acquisition of an enclosed mall at a net cost of $25.4 million, and 711,197 square feet as a result of the development of 3 retail properties. In addition, the Company continued the redevelopment of an enclosed mall and community shopping center. The aggregate investment in the retail developments during 2000 was $44.9 million. Management anticipates that it will invest an additional $42.0 million to complete the retail redevelopments.

Joint Ventures

During 1999, the Company entered into a joint venture with CMS (CMS/Colonial Joint Venture I). In connection with this joint venture, Colonial sold the following six properties: Colonial Village at Stockbridge, Colonial Grand at Barrington Club, Colonial Grand at Ponte Vedra, Colonial Village at River Hills, Colonial Grand at Mountain Brook, and Colonial Village at Cahaba Heights. CMS acquired an 85% interest in the joint venture from Colonial for $80.6 million. The Company acquired a 15% interest in the joint venture and will serve as manager of the properties. Subsequent to formation, the joint venture leveraged the properties for a total of $73.6 million of non-recourse notes, and the proceeds were distributed proportionately to the joint venture partners. At December 31, 1999 and 2000, Colonial had an ending net investment in the joint venture of $2.8 million and $2.4 million, respectively. The joint venture is accounted for using the equity method.

During 2000, the Company entered into a second joint venture with CMS (CMS/Colonial Joint Venture II). In connection with this joint venture, Colonial sold the following four properties: Colonial Grand at Inverness Lakes, Colonial Village at Inverness Lakes, Colonial Village at Hillwood, and Colonial Village at Rocky Ridge. CMS acquired an 85% interest in the joint venture from Colonial for $35.4 million. The Company acquired a 15% interest in the joint venture and will serve as manager of the properties. At December 31, 2000, Colonial had an ending net investment in the joint venture of $1.0 million. The joint venture is accounted for using the equity method.

Financing Activities

The Company funded a large portion of its acquisitions, developments, and expansions through the issuance of debt securities. During 2000, the Company completed the following debt transactions:

                                 Debt Offerings

                                                                     Gross
                      Type of                                       Proceeds
      Date              Note           Maturity       Rate       (in thousands)
-----------------  --------------- --------------------------   ----------------
February, 2000     Medium-term     February, 2005    8.82%   $          25,000
February, 2000     Medium-term     February, 2010    8.80%              20,000
March, 2000        Medium-term     March, 2010       8.80%               5,000
December, 2000     Medium-term     December, 2010    8.08%              10,000
December, 2000     Medium-term     December, 2010    8.05%              10,000

During March 2000, the Company increased the borrowing capacity under its unsecured line of credit from $250 million to $300 million. The credit facility, which is used by the Company primarily to finance additional property investments, bears interest at LIBOR plus 115 basis points, is renewable in March 2003, and provides for a two-year amortization in the case of non-renewal. The line of credit agreement includes a competitive bid feature that will allow the Company to convert up to $150 million under the line of credit to a fixed rate, for a fixed term not to exceed 90 days. As of December 31, 2000, the balance outstanding on the Company's line of credit was $214.4 million.

At December 31, 2000, the Company's total outstanding debt balance was $1.18 billion. The outstanding balance includes fixed rate debt of $1.04 billion, or 87.9%, and floating-rate debt of $143.0 million, or 12.1%. The Company's total market capitalization as of December 31, 2000 was $2.2 billion and its ratio of debt to total market capitalization was 52.7%. Certain loan agreements of the Company contain restrictive covenants, which among other things require maintenance of various financial ratios. At December 31, 2000, the Company was in compliance with these covenants.

Colonial entered into several different hedging transactions in an effort to manage exposure to changes in interest rates. As a matter of policy, the Company never engages in speculative hedging, uses plain vanilla type, over-the-counter derivative instruments that are commonly used by public companies in corporate America to meet similar hedging objectives.

On February 10, 2000, the Company entered into two interest-rate swap agreements on $50 million of its' medium term notes. Under the terms of the agreements, the Company received a fixed interest rate of 7.37% and was required to pay one-month LIBOR. On October 25, 2000, the Company terminated the swap agreements and received $1.5 million. This premium will be amortized over the term of the notes. An interest rate swap in the amount of $125 million is in place on the Company's line of credit effective October 25, 2000. The swap fixes the rate on the floating-line for one year at a rate of 7.66%.

To reduce interest costs and to take advantage of the favorable interest rate environment, the Company engaged in an interest rate swap agreement on $30.2 million of amortizing variable rate debt, and the fixed rate on the debt to 6.79% for five years. In anticipation of a debt offering six months hence, the Company entered into a forward-starting swap for $32.5 million, thereby locking in a fixed rate of 6.20%. Additionally, the Company purchased an interest rate cap in order to limit the degree to which interest rates may rise over the next two years. The cap covers $30.4 million of LIBOR-based debt at 11.20% through June 30, 2003.

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

FUNDS FROM OPERATIONS

The Company considers Funds From Operations ("FFO") a widely accepted and appropriate measure of performance for an equity REIT that provides a relevant basis for comparison among REITs. FFO, as defined by the National Association of Real Estate Investment Trusts (NAREIT), means income (loss) before minority interest (determined in accordance with GAAP), excluding gains (losses) from debt restructuring and sales of property, plus real estate depreciation and after adjustments for unconsolidated partnerships and joint ventures. FFO is presented to assist investors in analyzing the performance of the Company. The Company's method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO (i) does not represent cash flows from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs and liquidity, including its ability to make distributions, and (iii) should not be considered as an alternative to net income (as determined in accordance with GAAP) for purposes of evaluating the Company's operating performance. The Company's FFO for the years ended December 31, 2000, 1999, and 1998 was computed as follows:

      (in thousands)                          2000         1999         1998
                                         ---------    ---------    ---------
 Net income                              $  38,650    $  44,833    $  39,284
 Adjustments:
      Minority interest in CRLP             20,512       19,694       16,465
      Depreciation and amortization (1)     63,403       55,334       47,189
      Sales of property (1)                 (6,836)      (5,280)          21
      Straight-line rents (1)               (1,669)      (1,337)         -0-
      Extraordinary loss                       418          628          401
      Write-off of development costs
              charged to net income            -0-          -0-          386
                                         ---------    ---------    ---------
 Funds from operations                   $ 114,478    $ 113,872    $ 103,746
                                         ---------    ---------    ---------

(1) Includes pro-rata share of adjustments for subsidiaries.


CONSOLIDATED BALANCE SHEETS

COLONIAL PROPERTIES TRUST
(in thousands, except per share data)

December 31, 2000 and 1999
                                                                          ------------    ------------
                                                                                  2000            1999
                                                                          ------------    ------------
ASSETS

Land, buildings, & equipment, net                                         $  1,769,506    $  1,586,333
Undeveloped land and construction in progress                                   81,333         214,043
Cash and equivalents                                                             4,277           4,640
Restricted cash                                                                  2,479           2,634
Accounts receivable, net                                                        13,936          10,606
Notes receivable                                                                10,271             366
Prepaid expenses                                                                 4,175           2,476
Deferred debt and lease costs                                                   17,581          10,500
Investment in partially owned entities                                          28,665          24,167
Other assets                                                                    11,876           7,753
                                                                          ------------    ------------
                                                                          $  1,944,099    $  1,863,518
                                                                          ------------    ------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Notes and mortgages payable                                               $  1,179,095    $  1,039,863
Accounts payable                                                                   482          11,399
Accounts payable to affiliates                                                   1,632           6,816
Accrued interest                                                                14,536          12,901
Accrued expenses                                                                 5,663           4,444
Tenant deposits                                                                  4,009           4,011
Unearned rent                                                                    4,442           2,820
                                                                          ------------    ------------
     Total liabilities                                                       1,209,859       1,082,254
                                                                          ------------    ------------

Minority interest:
Preferred units                                                                100,000         100,000
Common units                                                                   180,414         187,689
                                                                          ------------    ------------
     Total minority interest                                                   280,414         287,689
                                                                          ------------    ------------

Preferred  shares of  beneficial  interest,  $.01 par value,
     10,000,000 shares authorized; 5,000,000 shares issued
     and outstanding at December 31, 2000 and 1999, respectively                    50              50
Common shares of beneficial interest, $.01 par value, 65,000,000 shares authorized; 26,365,212 and 26,326,458 shares issued at
     December 31, 2000 and 1999, respectively                                      264             263
Additional paid-in capital                                                     678,590         673,373
Cumulative earnings                                                            254,765         196,302
Cumulative distributions                                                      (328,957)       (257,948)
Treasury shares, at cost; 5,623,150 and 4,454,250 shares at
     December 31, 2000 and 1999, respectively                                 (150,163)       (117,863)
Deferred compensation on restricted shares                                        (723)           (602)
                                                                          ------------    ------------
     Total shareholders' equity                                                453,826         493,575
                                                                          ------------    ------------
                                                                          $  1,944,099    $  1,863,518
                                                                          ------------    ------------

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF INCOME

COLONIAL PROPERTIES TRUST
(in thousands, except per share data)

For the Years Ended December 31, 2000, 1999, and 1998
                                                                         ---------    ---------   ----------
                                                                              2000         1999         1998
                                                                         ---------    ---------   ----------
Revenue:
     Base rent                                                           $ 239,359    $ 225,781    $ 206,234
     Base rent from affiliates                                               1,478        1,144          876
     Percentage rent                                                         5,699        4,683        4,002
     Tenant recoveries                                                      37,051       32,913       31,573
     Other                                                                  18,723       17,727       14,531
                                                                         ---------    ---------   ----------
         Total revenue                                                     302,310      282,248      257,216
                                                                         ---------    ---------   ----------
Property operating expenses:
     General operating expenses                                             21,067       20,324       20,590
     Salaries and benefits                                                  15,835       14,547       12,600
     Repairs and maintenance                                                28,685       27,664       24,795
     Taxes, licenses, and insurance                                         22,914       23,061       22,312
General and administrative                                                   8,392        8,442        7,524
Depreciation                                                                59,549       52,913       46,841
Amortization                                                                 4,335        2,272        1,806
                                                                         ---------    ---------   ----------
         Total operating expenses                                          160,777      149,223      136,468
                                                                         ---------    ---------   ----------
         Income from operations                                            141,533      133,025      120,748
                                                                         ---------    ---------   ----------
Other income (expense):
     Interest expense                                                      (71,855)     (57,211)     (52,063)
     Income (loss) from partially owned entities                             1,550          428       (1,578)
     Gains (losses) from sales of property                                   8,165        7,444          (19)
                                                                         ---------    ---------   ----------
         Total other expense                                               (62,140)     (49,339)     (53,660)
                                                                         ---------    ---------   ----------
         Income before extraordinary items and minority
             interest                                                       79,393       83,686       67,088
Minority interest in CRLP - common unitholders                             (20,512)     (19,694)     (16,465)
Minority interest in CRLP - preferred unitholders                           (8,873)      (7,588)         -0-
Extraordinary loss from early extinguishment of debt                          (418)        (628)        (401)
                                                                         ---------    ---------   ----------
         Net income                                                         49,590       55,776       50,222
Dividends to preferred shareholders                                        (10,940)     (10,943)     (10,938)
                                                                         ---------    ---------   ----------
         Net income available to common shareholders                     $  38,650    $  44,833    $  39,284
                                                                         ---------    ---------   ----------
Net income per common share - basic:
                                                                         ---------    ---------   ----------
         Income before extraordinary item (net of preferrd dividends)    $    1.83    $    1.85    $    1.60
         Extraordinary loss from early extinguishment of debt                (0.01)       (0.02)       (0.01)
                                                                         ---------    ---------   ----------
         Net income per common share - basic                                  1.82         1.83         1.59

Net income per common share - diluted:
                                                                         ---------    ---------   ----------
         Income before extraordinary item (net of preferred dividends)   $    1.83    $    1.85    $    1.60
         Extraordinary loss from early extinguishment of debt                (0.01)       (0.02)       (0.01)
                                                                         ---------    ---------   ----------
         Net income per common share - diluted                                1.82         1.83         1.59
                                                                         ---------    ---------   ----------
Weighted average common shares outstanding                                  21,249       24,478       24,641
                                                                         ---------    ---------   ----------

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

COLONIAL PROPERTIES TRUST
(in thousands)

For the Years Ended December 31, 2000, 1999, 1998
------------------------------------------------------------------------------------------------------------------------------------
                                 Preferred Shares of Common Shares of  Additional                             Deferred     Total
                                Beneficial InterestBeneficial Interest Paid-In Cumulative CumulativeTreasury Comp.on   Shareholders'
                                    Shares Par Value Shares Par Value  Capital  Earnings   Distr.    Shares  Restr. Shares  Equity
                                ----------------------------------------------------------------------------------------------------
Balance, December 31, 1997           5,000     50     21,153  $ 212    $524,605  $82,716 $(116,768)  $   -0-      $(396) $  490,419
 Distributions on common shares ($2.20/share)                                              (54,429)                         (54,429)
 Distributions on preferred shares ($2.19/share)                                           (10,938)                         (10,938)
 Net income                                                                       50,222                                     50,222
 Issuance of Restricted Common Shares of
     Beneficial Interest                                -0-     -0-          13                                      (13)       -0-
 Amortization of deferred compensation                                                                               101        101
 Public offerings of common shares
     of beneficial interest, net of offering
     costs of $4,973                                   4,609     46     132,159                                             132,205
 Issuance of common shares of beneficial
     interest through the Company's dividend
     reinvestment plan                                   369      3       9,284                                               9,287
 Issuance of common shares of beneficial
     interest through options exercised                   15    -0-         359                                                 359
 Adjustments to minority interest in Colonial
     Realty Limited Partnership at dates
     of capital transactions                                             (6,779)                                             (6,779)
                                ----------------------------------------------------------------------------------------------------
Balance, December 31, 1998          5,000      50     26,147    261     659,641  132,938   (182,135)     -0-        (308)   610,447
 Distributions on common shares ($2.32/share)                                               (57,282)                        (57,282)
 Distributions on preferred shares ($2.19/share)                                            (10,943)                        (10,943)
 Distributions on preferred units of Colonial
     Realty Limited Partnership                                                              (7,588)                         (7,588)
 Income before preferred unit distributions                                       63,364                                     63,364
 Issuance of Restricted Common Shares of
     Beneficial Interest                                  25     --         693                                     (693)        -0-
 Amortization of deferred compensation                                                                               399        399
 Issuance of common shares of beneficial
     interest through the Company's dividend
     reinvestment plan and Employee Stock
     Purchase Plan                                       151      2       3,763                                               3,765
 Cost of issuance of preferred units of Colonial
     Realty Limited Partnership                                          (2,604)                                             (2,604)
 Issuance of common shares of beneficial
     interest through options exercised                    3     --          70                                                  70
 Purchase of treasury shares                                                                         (117,863)             (117,863)
 Adjustments to minority interest in Colonial
     Realty Limited Partnership at dates
     of capital transactions                                             11,810                                              11,810
                                ----------------------------------------------------------------------------------------------------
Balance, December 31, 1999          5,000      50     26,326    263     673,373  196,302   (257,948) (117,863)     (602)  $ 493,575
 Distributions on common shares ($2.40/share)                                               (51,196)                        (51,196)
 Distributions on preferred shares ($2.19/share)                                            (10,940)                        (10,940)
 Distributions on preferred units of Colonial
     Realty Limited Partnership                                                              (8,873)                         (8,873)
 Income before preferred unit distributions                                       58,463                                     58,463
 Issuance of Restricted Common Shares of
     Beneficial Interest                                  25     --         574                                    (574)         -0-
 Amortization of deferred compensation                                                                              453         453
 Issuance of common shares of beneficial
     interest through the Company's dividend
     reinvestment plan, Employee Stock
     Purchase Plan and options exercised                  14      1          51                                                  52
 Cost of issuance of additional DRIP shares                                 (31)                                                (31)
 Purchase of treasury shares                                                                          (32,300)              (32,300)
 Adjustments to minority interest in Colonial
     Realty Limited Partnership at dates
     of capital transactions                                                       4,623                                      4,623
                                ----------------------------------------------------------------------------------------------------
Balance December 31, 2000           5,000      50     26,365 $  264   $ 678,590 $254,765   ($328,957)($150,163)   ($723)  $ 453,826
                                ----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

COLONIAL PROPERTIES TRUST
(in thousands)

For the Years Ended December 31, 2000, 1999, 1998
                                                                         ---------   ---------   ---------
                                                                              2000        1999        1998
                                                                         ---------   ---------   ---------
Cash flows from operating activities:

     Net  income                                                         $  49,590   $  55,776   $  50,222
     Adjustments to reconcile net income to net cash
         provided by operating activities:
         Depreciation and amortization                                      63,884      55,185      48,647
         (Income) loss from partially owned entities                        (1,550)       (428)      1,578
         Minority interest in CRLP                                          20,512      19,694      16,465
         (Gains) losses from sales of property                              (8,165)     (7,444)         19
         Distributions on preferred units of CRLP                            8,873       7,588         -0-
         Other, net                                                          1,931       1,767       1,105
         Decrease (increase) in:
             Restricted cash                                                   155         263        (232)
             Accounts receivable                                            (4,759)     (2,594)     (4,255)
             Prepaid expenses                                               (1,311)        808         (57)
             Other assets                                                  (11,068)     (3,559)        749
         Increase (decrease) in:
             Accounts payable                                              (16,101)      4,061        (872)
             Accrued interest                                                1,635         850       5,525
             Accrued expenses and other                                      2,020          85      (3,184)
                                                                         ---------   ---------   ---------
             Net cash provided by operating activities                     105,646     132,052     115,710
                                                                         ---------   ---------   ---------
Cash flows from investing activities:

     Acquisition of properties                                             (25,535)    (45,164)   (312,585)
     Development expenditures                                              (21,693)    (98,414)    (62,075)
     Development expenditures paid to affiliates                           (78,066)    (84,256)    (40,347)
     Tenant improvements                                                   (24,592)     (8,424)     (4,140)
     Capital expenditures                                                  (16,200)    (18,867)    (24,967)
     Issuance of notes receivable                                           (2,755)        (88)       (182)
     Proceeds from sales of property, net of selling costs                  57,771     119,552      52,238
     Distributions from partially owned entities                             4,062       8,678      32,379
     Capital contributions to partially owned entities                      (7,010)     (7,154)     (5,850)
                                                                         ---------   ---------   ---------
             Net cash used in investing activities                        (114,018)   (134,137)   (365,529)
                                                                         ---------   ---------   ---------
Cash flows from financing activities:

     Proceeds from common stock issuances, net of expenses paid                -0-         -0-     132,205
     Proceeds from preferred unit issuance, net of expenses paid               -0-      97,396         -0-
     Proceeds from Employee Unit Purchase Plan, net of expenses paid         9,280         -0-         -0-
     Principal reductions of debt                                          (40,346)    (59,507)    (31,725)
     Proceeds from additional borrowings                                   193,518     136,200     173,976
     Net change in revolving credit balances                               (13,940)     53,848      57,403
     Dividends paid to common and preferred shareholders,
         and distributions to preferred unitholders                        (71,009)    (75,813)    (65,367)
     Repurchase of treasury stock                                          (32,300)   (117,863)        -0-
     Repurchase of common units                                             (5,575)     (4,273)        -0-
     Distributions to common unitholders                                   (27,204)    (29,175)    (22,133)
     Payment of mortgage financing cost                                     (3,979)     (1,607)     (3,734)
     Proceeds from dividend reinvestments, including
         stock options exercised                                                52       3,835       9,646
     Other, net                                                               (488)       (898)       (401)
                                                                         ---------   ---------   ---------
             Net cash provided by financing activities                       8,009       2,143     249,870
                                                                         ---------   ---------   ---------
             Increase (decrease) in cash and equivalents                      (363)         57          51
Cash and equivalents, beginning of period                                    4,640       4,583       4,532
                                                                         ---------   ---------   ---------
Cash and equivalents, end of period                                      $   4,277   $   4,640   $   4,583
                                                                         ---------   ---------   ---------

Supplemental disclosures of cash flow information:

     Cash paid during the year for interest, net of amounts capitalized  $  70,210   $  56,352   $  46,534
                                                                         ---------   ---------   ---------

The accompanying notes are an integral part of these financial statements.

                            COLONIAL PROPERTIES TRUST
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

         Federal Income Tax Status--The Company, which is considered a corporation for federal income tax purposes, qualifies as a REIT for federal income tax purposes and generally will not be subject to federal income tax to the extent it distributes its REIT taxable income to its shareholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate rates. The Company may be subject to certain state and local taxes on its income and property. No provision for income taxes is included in the financial statements. Distributions to shareholders are partially taxable to shareholders as ordinary income and unrecaptured section 1250 gains, and partially non-taxable to shareholders as return of capital. During 1998, 1999, and 2000 the Company's distributions had the following characteristics:

                                                                    Percentage
            Distribution   Ordinary      Return of    Long-Term    Unrecaptured
             Per Share      Income        Capital    Capital Gain Sec.1250 Gains
           -------------  ----------    ----------   ------------ --------------
  1998         $2.20        81.37%        18.63%          0.00%          0.00%
  1999         $2.32        78.78%        17.35%          0.00%          3.87%
  2000         $2.40        79.42%         8.16%          4.74%          7.68%

         Principles Of Consolidation--The Company's consolidated financial statements include the Company, Colonial Realty Limited Partnership (CRLP) (in which the Company held 64.88%, 66.53%, and 71.12% general and limited partner interests at December 31, 2000, 1999, and 1998, respectively), and Colonial Properties Services Limited Partnership (in which CRLP holds 99% general and limited partner interests). The minority limited partner interests in CRLP and Colonial Properties Services Limited Partnership are included as minority interest in the Company's consolidated financial statements.

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

2.  Summary of Significant Accounting Policies

         Land, Buildings, and Equipment--Land, buildings, and equipment is stated at the lower of cost, less accumulated depreciation, or net realizable value. The Company reviews its long-lived assets and certain intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the asset's fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell. Depreciation and amortization are suspended during the sale period, which is not expected to be greater than one year. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 7 to 40 years. Repairs and maintenance are charged to expense as incurred. Replacements and improvements are capitalized and depreciated over the estimated remaining useful lives of the assets. When items of land, buildings, or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

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

         Deferred Debt and Lease Costs--Amortization of debt costs is recorded using the straight-line method, whichn approximates the effective interest method, over the terms of the related debt. Direct leasing costs are amortized using the straight-line method over the terms of the related leases.

         Derivatives--The Company has certain involvement with derivative financial instruments but does not use them for trading purposes. Interest rate cap agreements and interest rate swaps are used to reduce the potential impact of increases in interest rates on variable-rate debt. Premiums paid for purchased interest rate cap agreements are amortized to expense over the terms of the caps. Unamortized premiums are included in other assets in the balance sheets. Amounts receivable under cap agreements are accrued as a reduction of interest expense. Payments under interest rate swap agreements are recognized as adjustments to interest expense as incurred. Treasury lock agreements are used by CRLP to set interest rates in anticipation of public debt offerings. Any gains or losses related to treasury locks are included in deferred debt and lease cost on the balance sheet and amortized over the life of the related debt to the extent that such treasury locks are utilized. All unutilized treasury locks are expensed when their future utility expires. All treasury locks were utilized during 2000 and 1999.

         Deferred Compensation on Restricted Shares--Deferred compensation on restricted shares relates to the issuance of restricted shares to employees of the Company. Deferred compensation is amortized to compensation expense based on the passage of time and certain performance criteria.

         Revenue Recognition--Rental income attributable to leases is recognized on a straight-line basis over the terms of the leases. Certain leases contain provisions for additional rent based on a percentage of tenant sales. Percentage rents are recognized in the period in which sales thresholds are met. Recoveries from tenants for taxes, insurance, and other property operating expenses are recognized in the period the applicable costs are incurred.

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

         Treasury Stock--During 1999, the Company's Board of Trustees authorized a common share repurchase program under which the Company may repurchase up to $150 million of its currently outstanding common shares from time to time at the discretion of management in open market and negotiated transactions. During 2000, the Company repurchased 1,168,900 shares at an all in cost of $32.3 million, which represents an average purchase price of $27.63 per share. To date, the Company has repurchased 5,623,150 shares at an all-in cost of approximately $150 million, which represents an average purchase price of $26.70. These shares are included within treasury stock, which is a reduction of shareholders' equity.

         Reclassifications--Certain immaterial reclassifications have been made to the 1998 and 1999 financial statements in order to conform them to the 2000 financial statement presentation. These reclassifications have no impact on shareholders' equity or net income.

3.  Property Acquisitions and Dispositions

         The Company acquired one operating property during 2000, two operating properties during 1999, and 12 properties during 1998 at aggregate costs of $25.4 million, $45.8 million, and $348.6 million, respectively. The Company funded these acquisitions with cash proceeds from its public offerings of equity (see Note 10) and debt (see Note 8), advances on bank lines of credit, the issuance of limited partnership units in CRLP, the proceeds received from the formation of joint ventures (see Note 6), the proceeds received from the issuance of preferred units in CRLP (see Note 9), and cash from operations.

         The properties acquired during 2000, 1999, and 1998 are listed below:

                                                                  Effective
                                                                 Acquisition
                                                  Location           Date
                                             -----------------------------------
     Multifamily Properties:
     Colonial Village at Ashley Plantation   Bluffton, SC      May 1, 1998
     Colonial Village at Haverhill           San Antonio, TX   July 1, 1998
     Colonial Village at Walton Way          Augusta, GA       July 1, 1998

     Office Properties:
     Perimeter Corporate Park                Huntsville, AL    January 1, 1998
     Independence Plaza                      Birmingham, AL    January 1, 1998
     Shades Brook Building                   Birmingham, AL    July 1, 1998
     Colonial Center at Mansell Overlook 200 Atlanta, GA       July 1, 1998
     Concourse Center                        Tampa, FL         July 1, 1998
     Emmett R. Johnson Building              Birmingham, AL    June 1, 1999

     Retail Properties:
     Orlando Fashion Square                  Orlando, FL       May 29, 1998
     Shoppes at Mansell                      Atlanta, GA       July 1, 1998
     Colonial Mall Bel Air                   Mobile, AL        December 29, 1998
     The Plaza Mall                          Greenville, NC    August 1, 1999
     Temple Mall                             Temple, TX        July 1, 2000

         In addition to the acquisition of the operating properties mentioned above, the Company also acquired a parcel of land in October 1999 through the issuance of 388,898 limited partnership units in CRLP valued at $10.3 million. Also, in September 2000, the Company acquired a parcel of land from a related party through the issuance of 12,477 limited partnership units valued at approximately $0.3 million. (see Note 14)

         Results  of  operations  of  these  properties,   subsequent  to  their
respective acquisition dates, are included in the consolidated financial statements of the Company. The cash paid to acquire these properties is included in the statements of cash flows. The acquisitions during 2000, 1999, and 1998 are comprised of the following:

(in thousands)                                     2000        1999        1998
                                              ---------   ---------   ---------
Assets purchased:
      Land, buildings, and equipment          $  26,218   $  56,026   $ 348,564
      Other assets                                  472          60           0
                                              ---------   ---------   ---------
                                                 26,690      56,086     348,564
Notes and mortgages assumed                           0           0      (7,509)
Other liabilities assumed or recorded              (818)       (660)     (5,070)
Issuance of limited partnership units
      of Colonial Realty Limited Partnership       (337)    (10,262)    (23,400)
                                              ---------   ---------   ---------
Cash paid                                     $  25,535   $  45,164   $ 312,585
                                              ---------   ---------   ---------

         During 2000, Colonial disposed of five multifamily properties representing 1,132 units and one retail property representing 165,684 square feet. The dispositions included Colonial Grand at Inverness Lakes, Colonial Village at Inverness Lakes, Colonial Village at Hillwood, Colonial Village at Rocky Ridge, Colonial Grand at Palm Aire, and Colonial Promenade Abingdon. The multifamily and retail properties were sold for a total purchase price of $67.6 million, of which $17.3 million was used to repay four secured loans, $7.2 million was issued as a note receivable, and remaining proceeds were used to repay a portion of the borrowings under the Company's unsecured line of credit, fund additional acquisitions, and to support the Company's future investment activities.

         During 2000, the Company sold four of these properties to a joint venture formed by the Company and an unrelated party. The Company retained a 15% interest in the joint venture and serves as manager of the properties. The Company accounts for its 15% interest in this joint venture as an equity investment (see Note 6).

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

         During 1999, the Company sold six of these properties to a joint venture formed by the Company and an unrelated party. The Company retained a 15% interest in the joint venture and serves as manager of the properties. The Company accounts for its 15% interest in this joint venture as an equity investment (see Note 6).

         During 1998, Colonial sold Orlando Fashion Square to a joint venture equally owned by Colonial and an unrelated party. Proceeds received from this contribution were used to fund additional acquisitions and developments. The Company accounts for its 50% interest in this joint venture as an equity investment (see Note 6).

4.  Land, Buildings, and Equipment

         Land, buildings, and equipment consists of the following at December 31, 2000 and 1999:

                                                 (in thousands)
                                               2000          1999
                                        -----------   -----------
Buildings                               $ 1,621,355   $ 1,464,149
Furniture and fixtures                       54,133        46,108
Equipment                                    19,565        14,106
Land improvements                            48,300        36,631
Tenant improvements                          43,242        23,290
                                        -----------   -----------
                                          1,786,595     1,584,284
Accumulated depreciation                   (255,735)     (206,451)
                                        -----------   -----------
                                          1,530,860     1,377,833
Land                                        238,646       208,500
                                        -----------   -----------
                                        $ 1,769,506   $ 1,586,333
                                        ===========   ===========

5.  Undeveloped Land and Construction in Progress

         During 2000 the Company completed the construction of six multifamily development projects, one office development project, one office redevelopment project, and three retail development projects at a combined total cost of $230.8 million. The multifamily development projects produced 1,852 new apartment units, the office development project produced 163,252 square feet of new office space, and the retail development projects produced 711,197 square feet of new space. The completed development projects are as follows:

                                                                               Total     Total
Completed Developments and Redevelopments:                    Location        Units/Sq.   Cost
                                                              --------------  --------  --------
Multifamily Properties

Colonial Grand at Heather Glen                                Orlando, FL          448  $ 35,221
Colonial Grand at Liberty Park                                Birmingham, AL       300    27,859
Colonial Grand at Madison                                     Huntsville, AL       336    23,835
Colonial Grand at Promenade                                   Montgomery, AL       384    28,434
Colonial Grand at Reservoir                                   Jackson, MS          170    14,301
Colonial Village at Ashley Plantation II (expansion)          Bluffton, SC         214    13,300
                                                                              --------  --------
                                                                                 1,852  $142,950
                                                                              --------  --------
Office Properties

Colonial Center at Mansell Overlook 300                       Atlanta, GA      163,252    22,634
Independence Plaza (redevelopment)                            Birmingham, AL   107,281     1,798
                                                                              --------  --------
                                                                               270,533  $ 24,432
                                                                              --------  --------
Retail Properties

Colonial Promenade Trussville                                 Birmingham, AL   388,302    33,729
Colonial Promenade Tutwiler Farm                              Birmingham, AL   212,075    24,753
Colonial Promenade Madison (1)                                Huntsville, AL   110,820     4,892
                                                                              --------  --------
                                                                               711,197  $ 63,374
                                                                              --------  --------
          Total                                                                         $230,756
                                                                                        ========

(1) This property is owned 50% through a joint venture. Development costs presented are 50% of total costs.

         The Company currently has 6 active development and redevelopment projects in progress and various parcels of land available for expansion, construction, or sale. Undeveloped land and construction in progress is comprised of the following at December 31, 2000:

                                                     Total                                            Costs
                                                     Units/                      Estimated         Capitalized
                                                   Square        Estimated      Total Costs          To Date
                                                      Feet      Completion     (in thousands)    (in thousands)
                                                   -----------  ------------   ---------------   ----------------
   Multifamily Projects:

   Colonial Grand at TownPark - Lake Mary                 456      2001        $       37,950    $         8,313
   Colonial Grand at TownPark - Sarasota                  272      2001                20,619              6,901
   Colonial Village at Walton Way (redevelopment)         256      2001                 3,315              3,244
                                                   -----------                 ---------------     --------------
        Total Multifamily Projects                        984                          61,884             18,458

   Office Projects:

   Colonial Center at Town Park 100                   155,386      2001                21,218              3,609

   Retail Projects:

   Brookwood Village Mall (redevelopment)             750,754      2001                48,206              9,105
   Northdale Court (redevelopment)                    192,726      2001                 5,927              3,028
                                                   -----------                   -------------     --------------
        Total Retail Projects                         943,480                          54,133             12,133

   Mixed Use Projects Infrastructure

   Colonial TownPark - Lake Mary                                                       33,168             26,150
   Colonial TownPark - Sarasota                                                         6,410              5,731

   Other Projects and Undeveloped Land                                                                    15,252
                                                                               ---------------   ----------------
                                                                               $      198,796    $        81,333
                                                                               ===============   ================

         Interest capitalized on construction in progress during 2000, 1999, and 1998 was $9.6 million, $8.7 million, and $3.7 million, respectively.

6.  Investment in Partially Owned Entities

         Investment in partially owned entities at December 31, 2000 and 1999 consists of the following:

(in thousands)                                                   Percent
                                                                  Owned            2000           1999
                                                                -----------    ------------  -------------
         Multifamily:

         CMS/Colonial Joint Venture I                               15.00%   $        2,396  $       2,789
         CMS/Colonial Joint Venture II                              15.00%              984              0
                                                                               ------------  -------------
                                                                                      3,380          2,789

         Office:
         600 Building Partnership, Birmingham, AL                   33.33%             (27)           (16)
         Anderson Block Properties Partnership,
             Montgomery, AL                                         33.33%                0            (2)
                                                                               -------------   ------------
                                                                                       (27)           (18)

         Retail:

         Orlando Fashion Square Joint Venture, Orlando, FL          50.00%           18,981         19,777
         Parkway Place Limited Partnership, Huntsville, AL          50.00%            5,742          2,035
                                                                               -------------   ------------
                                                                                     24,723         21,812

         Other:
         Colonial/Polar-BEK Management Company,
           Birmingham, AL                                           50.00%               53             40
         Colonial Properties Services, Inc.,
           Birmingham, AL                                           99.00%              536          (456)
                                                                             ---------------  -------------
                                                                                        589          (416)
                                                                             ---------------  -------------
                                                                             $       28,665   $     24,167
                                                                             ===============  =============

         During September 1999, the Company entered into a joint venture with CMS. The CMS/Colonial Joint Venture I owns and operates six multifamily properties consisting of the following properties: Colonial Village at Stockbridge, Colonial Grand at Barrington Club, Colonial Grand at Ponte Vedra, Colonial Village at River Hills, Colonial Grand at Mountain Brook, and Colonial Village at Cahaba Heights. The Company's net investment in the joint venture at December 31, 2000 and 1999 is $2.4 million and $2.8 million, respectively. The joint venture is accounted for using the equity method.

         During June 2000, the Company entered into a second joint venture with CMS. The CMS/Colonial Joint Venture II owns and operates four multifamily properties consisting of the following properties: Colonial Grand at Inverness Lakes, Colonial Village at Inverness Lakes, Colonial Village at Hillwood, and Colonial Village at Rocky Ridge. The Company's net investment in the joint venture at December 31, 2000 is $1.0 million. The joint venture is accounted for using the equity method.

         During October 2000, the Company sold its interest in partnership assets in the Anderson Block Properties Partnership for $0.3 million, which was primarily used to repay the secured loan on the associated property.

         Combined  financial   information  for  the  Company's  investments  in
partially owned entities for 2000 and 1999 follows:

                                                              December 31,

                                                    ----------------------------
(in thousands)                                            2000             1999
                                                    ----------------------------
Balance Sheet
Assets

     Land, building, & equipment, net                  $ 252,323      $ 211,045
     Construction in progress                             19,033          6,399
     Other assets                                         24,983          3,855
                                                    ----------------------------
       Total assets                                    $ 296,339      $ 221,299
                                                    ============================
Liabilities and Partners' Equity

     Notes payable                                     $ 212,521      $ 150,893
     Other liabilities                                       638         11,446
     Partners' Equity                                     83,180         58,960
                                                    ----------------------------
       Total liabilities and partners' capital         $ 296,339      $ 221,299
                                                    ============================
Statement of Operations
 (for the year ended)

Revenues                                                $ 38,948       $ 27,207
Operating expenses                                       (15,791)       (12,061)
Interest expense                                         (12,580)        (7,093)
Depreciation and amortization                             (6,792)        (4,811)
                                                    ----------------------------
     Net income                                          $ 3,785        $ 3,242
                                                    ============================


7.       Segment Information

         The Company is organized into, and manages its business based on the performance of three separate and distinct operating divisions: Multifamily, Office, and Retail. Each division has a separate management team that is responsible for acquiring, developing, managing, and leasing properties within each division. The applicable accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies." Management evaluates the performance of its segments and allocates resources to them based on net operating income (NOI). NOI consists of revenues in excess of general operating expenses, salaries and wages, repairs and maintenance, taxes, licenses, and insurance. Segment information for the years ended December 31, 2000, 1999, and 1998 is as follows:


(in thousands)
-----------------------------------------------------------------------------------------------------------------
2000                                       Multifamily           Office             Retail            Total
-----------------------------------------------------------------------------------------------------------------
Divisional revenues                             $116,005           $ 50,250           $135,055          $301,310
NOI                                               78,075             35,573             99,162           212,810
Divisional assets                                728,996            328,746            800,221         1,857,963
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
1999                                       Multifamily           Office             Retail            Total
-----------------------------------------------------------------------------------------------------------------
Divisional revenues                             $115,724           $ 41,324           $124,509          $281,557
NOI                                               75,929             29,263             90,709           195,901
Divisional assets                                768,798            289,288            739,518         1,797,604
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
1998                                       Multifamily           Office             Retail            Total
Divisional revenues                             $104,462           $ 34,409           $117,572          $256,443
NOI                                               68,789             24,307             83,059           176,155
Divisional assets                                783,097            240,161            683,042         1,706,300
-----------------------------------------------------------------------------------------------------------------

         A reconciliation of total segment revenues to total revenues, total segment NOI to income before extraordinary items and minority interest, and total divisional assets to total assets, for the years ended December 31, 2000, 1999, and 1998, is presented below:

(in thousands)
-----------------------------------------------------------------------------------------------
Revenues                                       2000               1999               1998
-----------------------------------------------------------------------------------------------
Divisional revenues                            $ 301,310          $ 281,557          $ 256,443
Unallocated corporate revenues                     1,000                691                773
-----------------------------------------------------------------------------------------------
     Total revenues                            $ 302,310          $ 282,248          $ 257,216
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
NOI                                            2000               1999               1998
-----------------------------------------------------------------------------------------------
Total divisional NOI                           $ 212,810          $ 195,901          $ 176,155
Unallocated corporate revenues                     1,000                691                773
General and administrative                        (8,392)            (8,442)            (7,524)
Depreciation                                     (59,549)           (52,913)           (46,841)
Amortization                                      (4,335)            (2,272)            (1,806)
Other                                                 (1)                60                 (9)
-----------------------------------------------------------------------------------------------
     Income from operations                      141,533            133,025            120,748
-----------------------------------------------------------------------------------------------
Total other expense                              (62,140)           (49,339)           (53,660)
-----------------------------------------------------------------------------------------------
Income before extraordinary
  items and minority interest                   $ 79,393           $ 83,686           $ 67,088
------------------------------------------===============----===============----===============

                                            (in thousands)
-----------------------------------------------------------------------------------------------
Assets                                         2000               1999               1998
-----------------------------------------------------------------------------------------------
Total divisional assets                      $ 1,857,963        $ 1,797,604        $ 1,706,300
Unallocated corporate assets (1)                  86,136             65,914             49,149
-----------------------------------------------------------------------------------------------
     Total assets                            $ 1,944,099        $ 1,863,518        $ 1,755,449
-----------------------------------------------------------------------------------------------

(1) Includes the Company's investment in joint ventures of $28,665 and $24,167 as of December 31, 2000 and 1999, respectively. (see Note 6)

8.  Notes and Mortgages Payable

         Notes and mortgages payable at December 31, 2000 and 1999 consist of the following:

                                                       (in thousands)
                                                   2000              1999
                                             ---------------- -----------------

         Revolving credit agreement          $        214,397  $        228,337
         Mortgages and other notes:
           4.00% to 6.00%                              52,975            66,305
           6.01% to 7.50%                             593,005           517,554
           7.51% to 9.00%                             314,014           222,785
           9.01% to 10.25%                              4,704             4,882
                                             ---------------- -----------------
                                             $      1,179,095  $      1,039,863
                                             ================ =================

         As of December 31, 2000, the Company has an unsecured bank line of credit providing for total borrowings of up to $300 million. This line of credit agreement bears interest at LIBOR plus 115 basis points, is renewable in March 2003, and provides for a two-year amortization in the case of non-renewal. The line of credit agreement includes a competitive bid feature that will allow the Company to convert up to $150 million under the line of credit to a fixed rate, for a fixed term not to exceed 90 days. The credit facility is primarily used by the Company to finance property acquisitions and development and has an outstanding balance at December 31, 2000, of $214.4 million. The interest rate of this short-term borrowing facility, including the competitive bid balance, is 7.66% and 7.43% at December 31, 2000 and 1999, respectively.

         During 2000 and 1999, the Company completed seven public offerings of unsecured medium term debt securities totaling $152.5 million through its subsidiary CRLP. The proceeds of the offerings were used to fund acquisitions, development expenditures, repay balances outstanding on the Company's revolving credit facility, repay certain notes and mortgages payable, and for general corporate purposes. Details relating to these debt offerings are as follows:

                                                                     Gross
                      Type of                                       Proceeds
      Date              Note           Maturity       Rate       (in thousands)
-----------------  --------------- --------------------------   ----------------
August, 1999       Medium-term     August, 2002      7.93%   $           57,500
August, 1999       Medium-term     August, 2004      8.19%               25,000
February, 2000     Medium-term     February, 2005    8.82%               25,000
February, 2000     Medium-term     February, 2010    8.80%               20,000
March, 2000        Medium-term     March, 2010       8.80%                5,000
December, 2000     Medium-term     December, 2010    8.08%               10,000
December, 2000     Medium-term     December, 2010    8.05%               10,000
                                                                ----------------
                                                             $          152,500
                                                                ----------------

         Colonial entered into several different hedging transactions in an effort to manage exposure to changes in interest rates. As a matter of policy, the Company never engages in speculative hedging, but uses plain vanilla type, over-the-counter derivative instruments that are commonly used by public companies in corporate America to meet similar hedging objectives.

         On February 10, 2000, the Company entered into two interest-rate swap agreements on $50 million of its' medium term notes. Under the terms of the agreements, the Company received a fixed interest rate of 7.37% and was required to pay one- month LIBOR. On October 25, 2000, the Company terminated the swap agreements and received $1.5 million. This premium will be amortized over the term of the notes. An interest rate swap in the amount of $125 million is in place on the Company's line of credit effective October 25, 2000. The swap fixes the rate on the floating-line for one year at a rate of 7.66%.

         To reduce interest costs and to take advantage of the favorable interest rate environment, the Company engaged in an interest rate swap agreement on $30.2 million of amortizing variable rate debt, and the fixed rate on the debt to 6.79% for five years. In anticipation of a debt offering six months hence, the Company entered into a forward-starting swap for $32.5 million, thereby locking in a fixed rate of 6.20%. Additionally, the Company purchased an interest rate cap in order to limit the degree to which interest rates may rise over the next two years. The cap covers $30.4 million of LIBOR-based debt at 11.20% through June 30, 2003.

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

         At December 31, 2000, the Company had $896.0 million in unsecured indebtedness including balances outstanding on its bank line of credit and certain other notes payable. The remainder of the Company's notes and mortgages payable are collateralized by the assignment of rents and leases of certain properties and assets with an aggregate net book value of $344.7 million at December 31, 2000.

         The aggregate maturities of notes and mortgages payable, including the Company's line of credit at December 31, 2000, are as follows:

                                        (in thousands)
         2001                         $          79,326
         2002                                    59,461
         2003                                   323,107
         2004                                   100,974
         2005                                    77,422
         Thereafter                             538,805
                                     ------------------
                                      $       1,179,095
                                     ==================

         Based on borrowing rates available to the Company for notes and mortgages payable with similar terms, the estimated fair value of the Company's notes and mortgages payable at December 31, 2000 and 1999 was approximately $1.15 billion and $1.05 billion, respectively.

         Certain loan agreements of the Company contain restrictive covenants, which, among other things, require maintenance of various financial ratios. At December 31, 2000, the Company was in compliance with those covenants.

         Certain shareholders and trustees of the Company have guaranteed indebtedness of the Company totaling $0.6 million at December 31, 2000. The Company has indemnified these individuals from their guarantees of this indebtedness. Certain partners of CRLP have guaranteed indebtedness of the Company totaling $27.3 million at December 31, 2000. These individuals have not been indemnified by the Company.

9.        Capital Structure

         Company ownership is maintained through common shares of beneficial interest (Common Shares) and minority interest in the Operating Partnership
(Units). Common shareholders represent public equity owners and common unitholders represent minority interest owners. Each Unit may be redeemed for either one Common Share or, at the option of the Company, cash equal to the fair market value of a Common Share at the time of redemption. When a common unitholder redeems a Unit for a Common Share or cash, minority interest is reduced. In addition, the Company has acquired properties since its formation by issuing distribution paying and non-distribution paying Units. The non-distribution paying Units convert to distribution paying Units at various dates subsequent to their original issuance. At December 31, 2000 and 1999, 11,225,726 and 10,997,794 units were outstanding, respectively, all of which were distribution paying Units.

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

10.  Equity Offerings

         During 1998, the Company completed four public offerings of common stock totaling 4,609,438 common shares of beneficial interest. The proceeds of the offerings were used to fund acquisition and development expenditures, repay balances outstanding on the Company's revolving credit agreement, repay certain notes and mortgages payable, and for general corporate purposes. Details relating to these equity offerings are as follows:

                                                                                         (in thousands)
                                                                            ------------------------------------------
                      Type of           Number of           Price Per          Gross        Offering          Net
      Date            Offering            Shares              Share           Proceeds        Costs        Proceeds
-----------------  --------------- --------------------   ---------------   -------------  ------------   ------------
February, 1998         Common            375,540       $     30.0000     $        11,266 $         627  $      10,639
March, 1998            Common            806,452       $     31.0000     $        25,000 $       1,389  $      23,611
March, 1998            Common            381,046       $     31.0000     $        11,812 $         656  $      11,156
April, 1998            Common           3,046,400      $     30.1250     $        91,773 $       4,973  $      86,800

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

         During January 2000, the Company initiated and completed an Executive Unit Purchase Program (Unit Purchase Program), in which the Board of Trustees and certain members of the Company's management were able to purchase 425,925 Units of CRLP. Under the Unit Purchase Program, the Board of Trustees and the members of management obtained full-recourse personal loans from an unrelated financial institution, in order to purchase the Units. The Units are pledged as collateral against the loans. In addition, the Company has provided a guarantee to the unrelated financial institution for the personal loans. The value of the Units purchased under the Unit Purchase Program was approximately $10 million.

11.  Share Option and Restricted Share Plans

         In September 1993 the Company adopted an Employee Share Option and Restricted Share Plan (the Employee Plan) designed to attract, retain, and motivate executive officers of the Company and other key employees. The Employee Plan, as amended in April 1998, authorizes the issuance of up to 3,200,000 common shares of beneficial interest (as increased from time to time to equal 10% of the number of common shares and Operating Partnership units outstanding) pursuant to options or restricted shares granted or issued under this plan, provided that no more than 750,000 restricted shares may be issued. In connection with the grant of options under the Employee Plan, the Executive Compensation Committee of the Board of Trustees determines the option exercise period and any vesting requirements. In September 1993 the Company also adopted a Trustee Share Option Plan (the Trustee Plan). The Trustee Plan, as amended in April 1997, authorizes the issuance of up to 500,000 options to purchase common shares of beneficial interest. In April 1997, the Company also adopted a Non-Employee Trustee Share Plan (Share Plan). The Share Plan permits non-employee trustees of the Company to elect to receive common shares in lieu of all or a portion of their annual trustee fees, board fees and committee fees. The Share Plan authorizes the issuance of 50,000 common shares under the Plan. The Company issued 5,319 common shares pursuant to the Share Plan during 2000. In October 1997 the Company adopted an Employee Share Purchase Plan (Purchase
Plan). The Purchase Plan permits eligible employees of the Company, through payroll deductions, to purchase common shares at a 5% discount to the market price. The Purchase Plan has no limit on the number of common shares that may be issued under the plan. The Company issued 1,042 common shares pursuant to the Purchase Plan during 2000.

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

                                                              For the Year Ending December 31,
                                                           (in thousands, except per share data)
                                                       -----------------------------------------------
                                                            2000            1999            1998
                                                       --------------- --------------- ---------------
Net income available to common shareholders:

As reported                                                   $38,650         $44,833         $39,284
Pro forma                                                     $38,456          44,475         $39,117
--------------------------------------------------- -- --------------- --------------- ---------------
Net income per share - basic and diluted:

As reported                                                     $1.82           $1.83           $1.59
Pro forma                                                       $1.81           $1.82           $1.59
--------------------------------------------------- -- --------------- --------------- ---------------

The Company uses the Black-Scholes pricing model to calculate the fair values of the options awarded, which are included in the pro forma results above. The following assumptions were used to derive the fair values: a 10-year option term; an annualized volatility rate of 14.56%, 17.05%, and 26.13% for 2000, 1999, and 1998, respectively; a risk-free rate of return of 5.09%, 6.80%, and 4.93% for 2000, 1999, and 1998, respectively; and a dividend yield of 8.19%, 9.17%, and 7.62% for 2000, 1999, and 1998, respectively.

         The Company issued 25,395, 24,938, and 900 restricted shares under the Employee Plan during 2000, 1999, and 1998, respectively. The value of outstanding restricted shares is being charged to compensation expense based upon the earlier of satisfying the vesting period (2-8 years) or satisfying certain performance targets.

Option activity under both the Employee Plan and the Trustee Plan combined is presented in the table below:

                                                                    Options Outstanding
                                                                -----------------------------
                                                 Shares                          Weighted-
                                               Available                          average
                                               for future                        Price per
                                              Option Grant        Shares           Share
                                            -----------------   ------------    -------------
Balance, December 31, 1997                           807,910        342,960         $ 26.136
Addition to shares authorized                      2,525,000
Options granted                                      (60,000)        60,000         $ 30.294
Options terminated                                    12,362        (12,362)        $ 28.959
Options exercised                                                   (15,384)        $ 23.359
                                            -----------------   ------------    -------------
Balance, December 31,  1998                        3,285,272        375,214         $ 26.733
Options granted                                     (250,166)       250,166         $ 27.425
Options terminated                                    11,503        (11,503)        $ 28.219
Options exercised                                                    (2,916)        $ 24.197
                                            -----------------   ------------    -------------
Balance, December 31,  1999                        3,046,609        610,961         $ 27.046
Options granted                                     (226,460)       226,460         $ 24.242
Options terminated                                    35,992        (35,992)        $ 26.944
Options exercised                                                    (3,333)        $ 24.625
                                            -----------------   ------------    -------------
Balance, December 31, 2000                         2,856,141        798,096         $ 26.261
                                            =================   ============    =============

All options granted to date have a term of ten years and may be exercised in equal installments, based on a 3-5 year vesting schedule, of the total number of options issued to any individual on each of the applicable 3-5 year anniversary dates of the grant of the option. The balance of options that are exercisable total 385,931, 293,667, and 213,691 at December 31, 2000, 1999, and 1998,
respectively.

12.  Employee Benefits

         Employees of the Company participate in a noncontributory defined benefit pension plan designed to cover substantially all employees. Pension expense includes service and interest costs adjusted by actual earnings on plan assets and amortization of prior service cost and the transition amount. The benefits provided by this plan are based on years of service and the employee's final average compensation. The Company's policy is to fund the minimum required contribution under ERISA and the Internal Revenue Code.

         The table below presents a summary of pension plan status as of December 31, 2000 and 1999, as it relates to the employees of the Company.

(in thousands)                                                              2000              1999
-------------------------------------------------------------------    ---------------    --------------
Actuarial present value of accumulated benefit obligation
      including vested benefits of $1,462 and $1,030                          $ 1,918           $ 1,312
      at December 31, 2000 and 1999, respectively
Actuarial present value of projected benefit obligations
      at year end                                                             $ 3,460           $ 2,538
Fair value of assets at year end                                              $ 1,135           $ 1,030
Accrued pension cost                                                          $ 2,106           $ 1,481
Net pension cost for the year                                                   $ 625             $ 613


Actuarial assumptions used in determining the actuarial present value of accumulated benefit obligations at January 1, 2000, are as follows:

                                                                            2000              1999
                                                                       ---------------    --------------
Weighted-average interest rate                                                  7.50%             8.00%
--------------------------------------------------------------------------------------------------------
Increase in future compensation levels                                          4.00%             4.25%


         The Company participate in a salary reduction profit sharing plan covering substantially all employees. This plan provides, with certain restrictions, that employees may contribute a portion of their earnings with the Company matching one-half of such contributions, solely at the Company discretion. Contributions by the Company were approximately $313,000, $275,000, and $178,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

13.  Leasing Operations

         The Company is in the business of leasing and managing multifamily, office, and retail property. For properties owned by the Company, minimum rentals due in future periods under noncancelable operating leases extending beyond one year at December 31, 2000, are as follows:

                                                (in thousands)
                                              -----------------
         2001                                $        141,668
         2002                                         128,587
         2003                                         110,983
         2004                                          94,555
         2005                                          76,033
         Thereafter                                   278,683
                                              -----------------
                                             $        830,509
                                              =================

         The noncancelable leases are with tenants engaged in retail and office operations in Alabama, Georgia, Florida, North Carolina, South Carolina, Tennessee, Texas, and Virginia. Performance in accordance with the lease terms is in part dependent upon the economic conditions of the respective areas. No additional credit risk exposure relating to the leasing arrangements exists beyond the accounts receivable amounts shown in the December 31, 2000 balance sheet. Leases with tenants in multifamily properties are generally for one year or less and are thus excluded from the above table. Substantially all of the Company's land, buildings, and equipment represent property leased under the above and other short-term leasing arrangements.

         Rental income for 2000, 1999, and 1998 includes percentage rent of $5.7 million, $4.7 million, and $4.0 million, respectively. This rental income was earned when certain retail tenants attained sales volumes specified in their respective lease agreements.

14.  Related Party Transactions

         The Company has generally used affiliated construction companies to manage and oversee its development and expansion projects. The Company paid $46.7 million, $62.8 million and $40.0 million for property development costs to Lowder Construction Company, Inc., a construction company owned by The Colonial Company (TCC) (an affiliate of certain shareholders, trustees and minority interest holders), during the years ended December 31, 2000, 1999 and 1998, respectively. Of these amounts, $43.2 million, $55.4 million and $37.3 million was then paid to unaffiliated subcontractors for the construction of these development and expansion projects during 2000, 1999 and 1998, respectively. The Company had outstanding construction invoices and retainage payable to Lowder Construction Company, Inc. totaling $1.4 million and $5.7 million at December 31, 2000 and 1999, respectively. The Company also paid $31.3 million, $21.5 million and $0.4 million for property construction costs to a construction company owned by a trustee during the years ended December 31, 2000, 1999 and 1998, respectively. Of these amounts, $28.2 million, $19.4 million and $0.4 million was then paid to unaffiliated subcontractors for the construction of these development projects during 2000, 1999 and 1998, respectively. The Company had outstanding construction invoices and retainage payable to this construction company totaling $0.2 million and $0.7 million at December 31, 2000 and 1999, respectively.

         During September 2000, the Company purchased a parcel of land from Colonial Commercial Investments, Inc. (CCI), which is owned by trustees James K. Lowder and Thomas H. Lowder, through the issuance of 12,477 limited partnership units in Colonial Realty Limited Partnership (CRLP Units) valued at approximately $0.3 million.

         During July 1998, the Company acquired a 79.8% interest in Colonial Village at Haverhill. Effective May 1999, the Company purchased the remaining 20.2% interest in this property by issuing 157,140 CRLP Units to the seller. The seller is a trustee of the Company.

         Following is a summary of property acquisitions from entities for which trustees of the Company are involved as a partner or shareholder:

         Date                  Property and Land Acquired             Purchase Price           Units Issued
----------------------- ------------------------------------------ --------------------- -------------------------
September 2000          Colonial Promenade Montgomery Lot 1        $0.3 million          12,477 CRLP Units
May 1999                Colonial Village at Haverhill              $4.2 million(1)       157,140 CRLP Units
November 1998           Colonial Center at Research Park           $1.0 million          36,647CRLP Units
September 1998          1800 International Park                    $1.8 million (2)
October 1998            Colonial Grand at Promenade                $1.5 million          34,700 CRLP Units
July 1998               Colonial Center 100 at Mansell Overlook    $27.7 million         396,365 CRLP Units
July 1998               Shoppes at Mansell                         $3.7 million          76,809 CRLP Units

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

         The Company and its subsidiaries provide certain services to and received certain services from related entities, which resulted in the following income (expense) included in the accompanying statements of income:

                                                   (Amounts in thousands)
                                                   ----------------------
                                                2000       1999       1998
                                             ----------------------------------
       Rental income                           $1,478     $1,144      $876
       Management/other fee income                300        262       289
           Insurance brokerage expense           (198)      (167)     (131)

15.  Net Income Per Share

         The following table sets forth the computation of basic and diluted earnings per share:

                                                                (in thousands,
                                                            except per share data)
                                                   -----------------------------------------
                                                       2000           1999          1998
                                                    ------------   -----------   -----------
       Numerator:
        Income before extraordinary item         $       50,008 $      56,404 $      50,623
        Less: Preferred stock dividends                 (10,940)      (10,943)      (10,938)
                                                    ------------   -----------   -----------
         Income available to common shareholders
         Before extraordinary item                $      39,068  $     45,461  $     39,685
                                                    ------------   -----------   -----------
       Denominator:
         Denominator for basic net income per
         Effect of dilutive securities:
         Trustee and employee stock options                  28            15            37
                                                    ------------   -----------   -----------
         Denominator for diluted net income per
         shares - adjusted weighted average
         common shares                                   21,277        24,508        24,678
                                                    ============   ===========   ===========
         Basic and Diluted net income per share,
            Before extraordinary items            $        1.83  $       1.85  $       1.60
                                                    ============   ===========   ===========

Options to purchase 390,382 Common Shares at a weighted average exercise price of $28.74 per share were outstanding during 2000 but were not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

16. Recent Pronouncements of the Financial Accounting Standards Board

         In June 1998, the FASB issued SFAS No. 133 (subsequently amended by SFAS No. 137 and 138), which established new accounting and reporting standards for derivative instruments. The Company is required to adopt this statement on January 1, 2001. This statement requires the Company to recognized all derivatives as either assets or liabilities on the balance sheet and measure the effectiveness of the hedges, or the degree that the gain (loss) for the hedging instrument offsets the loss (gain) on the hedged item, at fair value each reporting period. For hedges that fix the forecasted future cash flows of a borrowing, the effective portion of the gain or loss on the derivative instrument will be recognized in other comprehensive income as a component of equity until the hedged item is recognized in earnings. For fair value hedges, both the hedging instrument and the hedged item are recorded on the balance sheet at their fair values. Any change in their fair value is reported in earnings in each period. Swaps that convert fixed rate payments to floating rate payments are considered fair value hedges.

         On adoption of SFAS No. 133 in January 2001, the Company will record a net transition adjustment of $885,000 in accumulated other comprehensive income (equity). Adoption of the standard will also result in the Company recognizing $885,000 of derivative instrument liabilities. In general, the amount of volatility will vary with the level of derivative activities during any period.

17.  Subsequent Events

         On January 27, 2001, the Board of Trustees declared a cash distribution to shareholders of the Company and partners of Colonial Realty Limited Partnership in the amount of $.63 per share and per partnership unit, totaling $20.1 million. The distribution was made to shareholders and partners of record as of February 8, 2001, and was paid on February 15, 2001.

         On February 6, 2001, the Company filed a registration statement on Form S-3 with the Securities and Exchange Commission ("SEC") to register the issuance of up to 425,925 Common Shares upon the redemption of an equal number of CRLP Units issued to employees and trustees of the Company in January 2000 through the Unit Purchase Program (see Note 10). In the same registration statement, the Company also registered the resale of up to 10,787,325 Common Shares that are already outstanding or that may be issued upon redemption of currently outstanding CRLP Units.

18.  Quarterly Financial Information (Unaudited)

         The following is a summary of the unaudited quarterly financial information for the years ended December 31, 2000 and 1999:

                                             2000
------------------------------------------------------------------------------------------------
                             (in thousands, except per share data)
                                                First       Second      Third        Fourth
                                              Quarter      Quarter     Quarter      Quarter
                                             -----------  ----------- -----------  -----------
         Revenues                               $69,676      $72,989     $75,822      $83,823
         Income before minority interest         15,115       19,252      17,684       26,924
         Minority interest                      (3,463)      (4,913)     (4,468)      (7,668)
         Net income                               9,433       12,120      10,997       17,040
         Preferred Dividends                    (2,735)      (2,735)     (2,735)      (2,735)
         Net income available to common

         Net income per share:
         Basic                                    $0.31        $0.44       $0.40        $0.69
         Diluted                                  $0.31        $0.44       $0.40        $0.69
         Weighted average common
            shares outstanding                   21,878       21,566      20,818       20,742


                                             1999
-----------------------------------------------------------------------------------------------
                            (in thousands, except per share data)
                                                First       Second      Third        Fourth
                                              Quarter      Quarter     Quarter      Quarter
                                             -----------  ----------- -----------  -----------
         Revenues                               $67,419      $69,825     $70,042      $74,962
         Income before minority interest         20,025       19,933      20,191       22,909
         Minority interest                      (4,731)      (4,406)     (4,682)      (5,875)
         Net income                              14,406       13,259      13,290       14,821
         Preferred Dividends                    (2,734)      (2,735)     (2,735)      (2,740)
         Net income available to common

         Net income per share:
         Basic                                    $0.45        $0.42       $0.44        $0.54
         Diluted                                  $0.45        $0.41       $0.44        $0.54
         Weighted average common
            shares outstanding                   21,411       24,984      26,000       26,104

                        Report of Independent Accountants

To the Board of Trustees and Shareholders
           of Colonial Properties Trust

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Colonial Properties Trust (the "Company") at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principals generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama
January 16, 2001, except for Note 17, as to which the date is February 6, 2001