Form 10-K, Exhibit 13
period 2001-12-31
COLONIAL PROPERTIES TRUST
filed 2002-03-28
CIK 909111

Colonial Properties Trust
Selected Financial Information

(in thousands, except per share data)           2001          2000          1999          1998          1997
-----------------------------------------------------------------------------------------------------------------
OPERATING DATA
-----------------------------------------------------------------------------------------------------------------

Total revenue                                   $ 316,325     $ 302,310     $ 282,248     $ 257,216    $ 184,126
Expenses:
   Depreciation and amortization                   72,357        63,884        55,185        48,647       33,278
   Other operating                                103,326        96,893        94,038        87,821       63,581
Income from operations                            140,642       141,533       133,025       120,748       87,267
Interest expense                                   71,397        71,855        57,211        52,063       40,496
Other income (expense), net                        18,001         9,715         7,872        (1,597)       3,187
Income before extraordinary items
   and minority interest                           87,246        79,393        83,686        67,088       49,958
Dividends to preferred shareholders                13,407        10,940        10,943        10,938        1,671
Distributions to preferred unitholders              8,873         8,873         7,588             -            -
Net income available to
   common shareholders                             42,202        38,650        44,833        39,284       30,277
Per share - basic:
   Income before extraordinary items               $ 2.03        $ 1.83        $ 1.85        $ 1.60       $ 1.66
   Extraordinary loss from early
      extinguishment of debt                            -         (0.01)        (0.02)        (0.01)       (0.13)
Net income                                           2.03          1.82          1.83          1.59         1.53
Dividends declared                                   2.52          2.40          2.32          2.20         2.08
-----------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
-----------------------------------------------------------------------------------------------------------------

Land, buildings and equipment, net            $ 1,756,260   $ 1,769,506   $ 1,586,333   $ 1,566,841  $ 1,268,432
Total assets                                    2,014,623     1,944,099     1,863,518     1,755,449    1,397,078
Total debt                                      1,191,791     1,179,095     1,039,863       909,322      702,044
-----------------------------------------------------------------------------------------------------------------

OTHER DATA

-----------------------------------------------------------------------------------------------------------------

Funds from operations (1)                       $ 121,508     $ 114,478     $ 113,872     $ 103,746     $ 77,493
Total market capitalization (2)                 2,466,524     2,237,256     2,027,036     2,013,084    1,764,810
Interest coverage ratio                              3.0x          2.8x          3.2x          3.2x         3.0x
Cash flow provided by (used in)
   Operating activities                         $ 136,559     $ 105,646     $ 132,052     $ 115,710     $ 72,065
   Investing activities                           (88,872)     (114,018)     (134,137)     (365,529)    (346,379)
   Financing activities                           (41,835)        8,009         2,143       249,870      275,504
Total properties (at end of year)                     108           115           111           106           93


(1) The Company generally considers Funds From Operations (FFO) a widely used and appropriate measure of performance for an equity REIT that provides a relavant basis for comparison among REITs. FFO, as defined by the National Association of Real Estate Investment Trusts (NAREIT), means income (loss) before minority interest (determined in accordance with GAAP), excluding gains (losses) from debt restructuring and sales of property, plus real estate related depreciation and after adjustments for unconsolidated partnerships and joint ventures. FFO is presented to assist investors in analyzing the performance of the Company. The Company's method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO (i) does not represent cash flows from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs and liquidiy, including its ability to make distributions, and (iii) should not be considered as an alternative to net income (as determined in accordance with GAAP) for purposes of evaluating the Company's operating perfomance.

(2) Total market capitalization is the market value of all outstanding Common Shares of the Company plus total debt. This amount was calculated assuming the conversion of 11,159,027, 11,225,726, 10,997,794, 10,613,966, and 9,976,419
units of minority interest in Colonial Realty Limited Partnership into the Company's Common Shares for 2001, 2000, 1999, 1998, and 1997, respectively.

COLONIAL PROPERTIES TRUST
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

GENERAL

Colonial Properties Trust is engaged in the ownership, development, management, and leasing of multifamily communities, office buildings, retail malls, and shopping centers. Colonial is organized as a real estate investment trust (REIT) and owns and operates properties in nine states in the sunbelt region of the United States. As of December 31, 2001, Colonial's real estate portfolio consisted of 49 multifamily communities, 17 office properties, and 42 retail properties.

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

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements appearing elsewhere in this report. As used herein, the terms "Colonial" or "the Company" include Colonial Properties Trust, and one or more of its subsidiaries including, among others, Colonial Realty Limited Partnership (CRLP).

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

Results of Operations--2001 vs. 2000
In 2001, the Company experienced growth in revenues and operating expenses, which is primarily the result of the acquisition and development of 14 properties and the expansion of one property during 2001 and 2000, net of the disposition of 15 properties during 2001 and 2000. As a result of the acquisitions, developments, expansions, and dispositions, the Company's income from operations decreased by $0.9 million, or 0.6%, for 2001 when compared to 2000. On a per share basis, basic net income is $2.03 for 2001, a 11.5% increase, compared to $1.82 for 2000. The increase in net income available to common shareholders, on a per share basis, is primarily the result of the gain recognized on the sales of nine properties in 2001 of $15.7 million, compared to the gain of $8.2 million recognized in 2000 on the sale of six properties.

Revenues--Total revenues increased by $14.0 million, or 4.6%, during 2001 when compared to 2000. Of this increase, $8.1 million relates to revenues generated by properties that were acquired, developed, or expanded during 2001 and 2000, net of properties disposed. The remaining increase primarily relates to increases in rental rates at existing properties, lease buyouts, ancillary income, and the consolidation of Colonial Properties Services, Inc. (CPSI) during 2001. The office division accounts for the majority of the overall revenue increase, approximately $6.8 million, while the retail and multifamily divisions account for $5.7 million and $1.5 million, respectively. The divisional revenue growth is primarily attributable to the acquisition, development, and expansion of 8 multifamily properties, 3 office properties, and 4 retail properties, net of the disposition of 11 multifamily properties, one office property, and 3 retail properties during 2001 and 2000.

Operating Expenses--Total operating expenses increased by $14.9 million, or 9.3%, during 2001 when compared to 2000. Of this increase, $3.5 million relates to additional property operating expenses and additional depreciation and amortization of $3.6 million associated with properties that were acquired, developed, or expanded during 2001 and 2000, net of operating expenses of properties disposed of during 2001 and 2000. Divisional property operating expenses increased by $1.9 million, $3.9 million, and $5.8 million for the multifamily, office, and retail divisions, respectively, during 2001 when compared to 2000. The increase in divisional property operating expenses is primarily attributable to the acquisition, development, and expansion of 8 multifamily properties, 3 office properties, and 4 retail properties, net of the disposition of 11 multifamily properties, one office property, and 3 retail properties during 2001 and 2000. The remaining change primarily relates to increases in operating expenses at existing properties and the consolidation of CPSI during 2001.

Other Income and Expenses--Interest expense decreased by $0.5 million, or 0.6%, during 2001 when compared to 2000. The decrease in interest expense is primarily attributable to the decrease in the variable interest rate environment in 2001 as compared to 2000, of which the Company has $264.1 million of floating rate debt outstanding as of December 31, 2001. Gains from sales of property increased $7.5 million during 2001 when compared to 2000, as a result of the sale of 9 properties in 2001 as compared to 6 properties in 2000.

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

LIQUIDITY AND CAPITAL RESOURCES

During 2001, the Company invested $161.8 million in the acquisition, development, re-development, and expansion of properties. This acquisition and development activity increased the Company's multifamily, office, and retail property holdings. The Company financed the growth through proceeds from the issuance of $50.0 million of preferred stock, public offerings of debt totaling $10.0 million during 2001, advances on its bank line of credit, disposition of assets, and cash from operations.

Acquisition and Development Activities

Multifamily Properties--During 2001, the Company completed development of 440 apartment units in two multifamily communities and acquired land on which it intends to develop additional multifamily communities. The aggregate investment in the multifamily developments during 2001 was $39.0 million. As of December 31, 2001, the Company has 544 apartment units in 3 multifamily communities under development or redevelopment. Management anticipates that the 3 multifamily projects will be completed during 2002. Management estimates that it will invest an additional $3.3 million to complete these multifamily communities.

Office Properties--During 2001, the Company increased its office portfolio by 318,161 square feet with the development of two office buildings. In addition, the Company began development on two office properties in Orlando, Florida. The aggregate investment in the office developments during 2001 was $57.5 million. Management estimates that it will invest an additional $33.0 million to complete these properties.

Retail Properties--During 2001, the Company completed the redevelopment of two retail properties, and began the development of one community shopping center in Birmingham, Alabama. The aggregate investment in the retail developments during 2001 was $61.0 million. Management anticipates that it will invest an additional $11.4 million to complete the retail development.

Financing Activities

The Company funded a portion of its developments and expansions through the issuance of debt securities and preferred stock. During June 2001, the Company issued 2,000,000 preferred shares of beneficial interest (Series C Preferred Shares). The Series C Preferred Shares pay a quarterly dividend at 9.25% per annum and may be redeemed by the Company on or after June 19, 2006. The Series C Preferred Shares have no stated maturity, sinking fund or mandatory redemption and are not convertible into any other securities of the Company. The Series C Preferred Shares have a liquidation preference of $25.00 per share. The net proceeds of the offering were approximately $48.1 million and were used to repay outstanding balances under the Company's unsecured line of credit. During December 2001, the Company completed one unsecured medium-term debt offering of $10.0 million at 7.46% with a maturity of December 2006. Additionally, during 2001, the Company received proceeds of $39.0 million related to the secured financing of two properties, which are collateralized by the properties.

The Company continued its asset recycling program, which allows the Company to sell mature, slower growing assets and reinvest the proceeds into opportunities with more growth potential. During 2001, the Company disposed of six multifamily properties representing 1,373 units, one office property representing 34,357 square feet, and two retail properties representing 304,168 square feet. The multifamily, office, and retail properties were sold for a total purchase price of $83.5 million, of which $4.5 million was used to repay a secured loan, $11.6 million was issued as a note receivable, and the remaining proceeds were used to repay a portion of the borrowings under the Company's unsecured line of credit and to support the Company's future investment activities.

As of December 31, 2001, the Company has an unsecured bank line of credit providing for total borrowings of up to $300 million. This line of credit agreement bears interest at LIBOR plus 115 basis points, is renewable in March 2003, and provides for a two-year amortization in the case of non-renewal. The line of credit agreement includes a competitive bid feature that will allow the Company to convert up to $150 million under the line of credit to a fixed rate, for a fixed term not to exceed 90 days. The credit facility is primarily used by the Company to finance property acquisitions and development and has an outstanding balance at December 31, 2001, of $261.4 million. The interest rate of this short-term borrowing facility, including the competitive bid balance, is 3.08% and 7.66% at December 31, 2001 and 2000, respectively.

At December 31, 2001, the Company's total outstanding debt balance was $1.2 billion. The outstanding balance includes fixed rate debt of $926.4 million, or 77.8%, and floating-rate debt of $264.1 million, or 22.2%. The Company's total market capitalization as of December 31, 2001 was $2.5 billion and its ratio of debt to total market capitalization was 48.3%. Certain loan agreements of the Company contain restrictive covenants, which among other things require maintenance of various financial ratios. At December 31, 2001, the Company was in compliance with these covenants.

Derivative Instruments

In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company limits these risks by following established risk management policies and procedures including the use of derivatives. For interest rate exposures, derivatives are used primarily to align rate movements between interest rates associated with the Company's leasing income and other financial assets with interest rates on related debt, and manage the cost of borrowing obligations.

The Company does not use derivatives for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from those instruments nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.

The Company has entered into several different hedging transactions in an effort to manage exposure to changes in interest rates. The following table summarizes the notional values, fair values and other characteristics of the Company's derivative financial instruments at December 31, 2001. The notional value at December 31, 2001 provides an indication of the extent of the Company's involvement in these instruments at that time, but does not represent exposure to credit, interest rate, or market risk.

                                                                          Interest                     Fair Value
                Product Type                       Notional Value           Rate        Maturity     (in thousands)
--------------------------------------------- -------------------------- ------------ ------------- ------------------
1) Interest Rate SWAP, Cash Flow                  $30.2 - $27.7 million       5.932%       1/01/06         $  (1,549)
2) Interest Rate SWAP, Cash Flow                          $75.0 million       2.130%      12/10/02                 32
3) Interest Rate SWAP, Cash Flow                          $50.0 million       2.319%       1/01/03               (39)
4) Interest Rate SWAP, Cash Flow                          $25.0 million       2.430%       1/01/03               (47)
5) Interest Rate SWAP, Fair Value                         $50.0 million       5.015%       7/26/04              1,293
6) Interest Rate CAP, Cash Flow                           $21.1 million       6.850%       6/29/04                 99
7) Interest Rate CAP, Cash Flow                           $17.9 million       6.850%       7/06/04                 85
8) Interest Rate CAP, Cash Flow                           $30.4 million      11.200%       6/30/03                  1

Most of the Company's hedges are designated as cash flow hedges. Cash flow hedges hedge the future cash flows of current or forecasted debt. Interest rate swaps that convert variable payments to fixed payments, interest rate caps, floors, collars, and forwards are cash flow hedges. The unrealized gains/losses in the fair value of these hedges are reported on the balance sheet with a corresponding adjustment to either accumulated other comprehensive income (loss) or in earnings--depending on the type of hedging relationship. If the hedging transaction is a cash flow hedge, then the offsetting gains and losses are reported in accumulated other comprehensive income (loss). If the hedging transaction is characterized as a fair value hedge, then the changes in fair value of the hedge and the hedged item are reflected in earnings. If the fair value hedging relationship is fully effective, there is no net effect reflected in income or accumulated other comprehensive income (loss), and any offsets to the hedging transaction is reflected in notes and mortgages payable. Over time, the unrealized gains and losses held in accumulated other comprehensive income
(loss) will be reclassified to earnings. This reclassification is consistent with when the hedged items are also recognized in earnings. Within the next twelve months, the Company expects to reclassify to earnings approximately $0.4 million of the current balance held in accumulated other comprehensive income
(loss).

The Company hedges its exposure to the variability in future cash flows for forecasted transactions over a maximum period of 12 months. During the forecasted period, unrealized gains and losses in the hedging instrument will be reported in accumulated other comprehensive income (loss). Once the hedged transaction takes place, the hedge gains and losses will be reported in earnings during the same period in which the hedged item is recognized in earnings.

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

Other Arrangements

In September 2001, the Company entered into an agreement to provide services to a third party in connection with the third party's development of a $30 million multi-family property in North Carolina. The Company was engaged to serve as development consultant and leasing and management agent for this property. In addition, for a fee, the Company is serving as a guarantor for a $3.3 million working capital loan obtained by the three principals of the third party entity, which loan is primarily collateralized jointly and severally by the personal assets of the borrowers. The Company has a right of first refusal to purchase the property should the third party elect to sell. Over the term of the agreement, the Company expects to earn market fees for its services.

Critical Accounting Policies

         The Company's accounting policies are critical to understanding the results of operations as reported in the consolidated financial statements. Significant accounting policies utilized by the Company are discussed in more detail in the notes to consolidated financial statements of the Company's Annual Report. Management believes that the Company's accounting policies that are the most significant and that require the most judgment relate to its accounting for the development of real estate projects. Management believes that the following accounting policies within this process are both important to the calculation and presentation of the Company's financial condition and results of operations and requires significant judgment or involved estimation processes. The Company capitalizes predevelopment costs paid to third parties incurred on a project. All previously capitalized predevelopment costs are expensed when it is no longer probable that the project will be completed. Once development of a project commences, the Company capitalizes all direct costs incurred to construct the project, including real estate taxes. In addition, certain allocable overhead expenses are allocated to the projects and capitalized based on the personnel assigned to development and the investment in the project relative to all development projects. Once a project is completed and placed in service, it is depreciated over its estimated useful life. Buildings and improvements are depreciated generally over 40 years and leasehold improvements are amortized over the lives of the applicable leases or the estimated useful life of the asset, whichever is shorter.


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

An increase in general price levels may immediately precede, or accompany, an increase in interest rates. At December 31, 2001, the Company's exposure to rising interest rates was mitigated by the existing debt level of 48.3% of the Company's total market capitalization, the high percentage of fixed rate debt (77.8%), and the use of interest rate swaps to effectively fix the interest rate on $75.0 million through December 2002, $75.0 million through January 2003, and approximately $30.0 million through January 2006. As a result, for the short-term, increases in interest expense resulting from increasing inflation is anticipated to be less than future increases in income before interest.

FUNDS FROM OPERATIONS

The Company considers Funds From Operations (FFO) a widely accepted and appropriate measure of performance for an equity REIT that provides a relevant basis for comparison among REITs. FFO, as defined by the National Association of Real Estate Investment Trusts (NAREIT), means income (loss) before minority interest (determined in accordance with GAAP), excluding gains (losses) from debt restructuring and sales of property, plus real estate depreciation and after adjustments for unconsolidated partnerships and joint ventures. FFO is presented to assist investors in analyzing the performance of the Company. The Company's method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO (i) does not represent cash flows from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs and liquidity, including its ability to make distributions, and (iii) should not be considered as an alternative to net income (as determined in accordance with GAAP) for purposes of evaluating the Company's operating performance. The Company's FFO for the years ended December 31, 2001, 2000, and 1999 was computed as follows:

      (in thousands)                                        2001                2000               1999
-----------------------------------------------------------------------    ---------------    ---------------

 Net income                                                   $ 42,202           $ 38,650           $ 44,833
 Adjustments:
      Minority interest in CRLP                                 22,764             20,512             19,694
      Depreciation and amortization (1)                         71,093             63,403             55,334
      Sales of property (1)                                    (13,095)            (6,836)            (5,280)
      Straight-line rents (1)                                   (1,456)            (1,669)            (1,337)
      Extraordinary loss (2)                                       -0-                418                628
-------------------------------------------------------------------------------------------------------------
 Funds from operations                                       $ 121,508          $ 114,478          $ 113,872
-------------------------------------------------------------------------------------------------------------


(1)      Includes pro-rata share of adjustments for subsidiaries.
(2)      Relates to early extinguishment of debt.

CONSOLIDATED BALANCE SHEETS
COLONIAL PROPERTIES TRUST
(in thousands, except share data)


December 31, 2001 and 2000
-------------------------------------------------------------------------------------------------------
                                                                               2001             2000
-------------------------------------------------------------------------------------------------------
ASSETS

Land, buildings, & equipment, net                                          $  1,756,260    $  1,769,506
Undeveloped land and construction in progress                                   152,084          81,333
Cash and equivalents                                                             10,129           4,277
Restricted cash                                                                   2,255           2,479
Accounts receivable, net                                                         12,511          13,936
Notes receivable                                                                 12,253          10,271
Prepaid expenses                                                                  7,048           4,175
Deferred debt and lease costs                                                    18,568          17,581
Investment in partially owned entities                                           31,594          28,665
Other assets                                                                     11,921          11,876
                                                                           ------------    ------------
                                                                           $  2,014,623    $  1,944,099
                                                                           ------------    ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Notes and mortgages payable                                                $  1,191,791    $  1,179,095
Accounts payable                                                                 22,070             482
Accounts payable to affiliates                                                    2,271           1,632
Accrued interest                                                                 11,485          14,536
Accrued expenses                                                                  4,674           4,146
Tenant deposits                                                                   3,607           4,009
Unearned rent                                                                     8,343           4,442
Other liabilities                                                                 1,296           1,517
                                                                            ------------   ------------
     Total liabilities                                                        1,245,537       1,209,859
                                                                            ------------   ------------

Minority interest:
Preferred units                                                                 100,000         100,000
Common units                                                                    161,651         180,414
                                                                            ------------   ------------
     Total minority interest                                                    261,651         280,414
                                                                            ------------   ------------

Preferred shares of beneficial  interest,  $.01 par value, 10,000,000 shares
     8 3/4% Series A Cumulative Redeemable Preferred Shares of
          Beneficial Interest, liquidation preference $25 per share,
          5,000,000 shares issued and outstanding                                    50              50
     9 1/4% Series C Cumulative Redeemable Preferred Shares of
          Beneficial Interest, liquidation preference $25 per share,
          2,000,000 shares issued and outstanding                                    20             -0-
Common shares of beneficial interest, $.01 par value, 65,000,000 shares authorized; 26,599,779 and 26,365,212 shares issued at
     December 31, 2001 and 2000, respectively                                       266             264
Additional paid-in capital                                                      743,752         678,590
Cumulative earnings                                                             319,247         254,765
Cumulative distributions                                                       (403,609)       (328,957)
Treasury shares, at cost; 5,623,150 shares at December 31, 2001 and 2000       (150,163)       (150,163)
Accumulated other comprehensive loss                                             (1,403)            -0-
Deferred compensation on restricted shares                                         (725)           (723)
                                                                            ------------   ------------
     Total shareholders' equity                                                 507,435         453,826
                                                                            ------------   ------------
                                                                           $  2,014,623    $  1,944,099
                                                                            ------------   ------------

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME
COLONIAL PROPERTIES TRUST
(in thousands, except share data)

For the Years Ended December 31, 2001, 2000, and 1999
------------------------------------------------------------------------------------------------------------
                                                                            2001         2000         1999
------------------------------------------------------------------------------------------------------------
Revenue:
     Base rent                                                           $ 251,551    $ 239,359    $ 225,781
     Base rent from affiliates                                               1,135        1,478        1,144
     Percentage rent                                                         3,637        5,699        4,683
     Tenant recoveries                                                      37,514       37,051       32,913
     Other                                                                  22,488       18,723       17,727
                                                                         ---------    ---------    ---------
         Total revenue                                                     316,325      302,310      282,248
                                                                         ---------    ---------    ---------
Property operating expenses:
     General operating expenses                                             21,531       21,067       20,324
     Salaries and benefits                                                  15,642       15,835       14,547
     Repairs and maintenance                                                29,141       28,685       27,664
     Taxes, licenses, and insurance                                         26,154       22,914       23,061
General and administrative                                                  10,858        8,392        8,442
Depreciation                                                                64,700       59,549       52,913
Amortization                                                                 7,657        4,335        2,272
                                                                         ---------    ---------    ---------
         Total operating expenses                                          175,683      160,777      149,223
                                                                         ---------    ---------    ---------
         Income from operations                                            140,642      141,533      133,025
                                                                         ---------    ---------    ---------
Other income (expense):
     Interest expense                                                      (71,397)     (71,855)     (57,211)
     Income from partially owned entities                                    2,357        1,550          428
     State and local income taxes                                              (15)         -0-          -0-
     Ineffectiveness of hedging activities                                     (15)         -0-          -0-
     Gains from sales of property                                           15,674        8,165        7,444
                                                                         ---------    ---------    ---------
         Total other expense                                               (53,396)     (62,140)     (49,339)
                                                                         ---------    ---------    ---------
         Income before extraordinary items and minority
             interest                                                       87,246       79,393       83,686
Minority interest in CRLP - common unitholders                             (22,764)     (20,512)     (19,694)
Minority interest in CRLP - preferred unitholders                           (8,873)      (8,873)      (7,588)
Extraordinary loss from early extinguishment of debt                           -0-         (418)        (628)
                                                                         ---------    ---------    ---------
         Net income                                                         55,609       49,590       55,776
Dividends to preferred shareholders                                        (13,407)     (10,940)     (10,943)
                                                                         ---------    ---------    ---------
         Net income available to common shareholders                     $  42,202    $  38,650    $  44,833
                                                                         ---------    ---------    ---------

Net income per common share - basic:
         Income before extraordinary item (net of preferred dividends)   $    2.03    $    1.83    $    1.85
         Extraordinary loss from early extinguishment of debt                  -0-        (0.01)       (0.02)
                                                                         ---------    ---------    ---------
         Net income per common share - basic                                  2.03         1.82         1.83
                                                                         ---------    ---------    ---------
Net income per common share - diluted:
         Income before extraordinary item (net of preferred dividends)   $    2.02    $    1.83    $    1.85
         Extraordinary loss from early extinguishment of debt                  -0-        (0.01)       (0.02)
                                                                         ---------    ---------    ---------
         Net income per common share - diluted                                2.02         1.82         1.83
                                                                         ---------    ---------    ---------

Weighted average common shares outstanding                                  20,792       21,249       24,478
                                                                         ---------    ---------    ---------

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
COLONIAL PROPERTIES TRUST
(in thousands)

For the Years Ended December 31, 2001, 2000, and 1999
------------------------------------------------------------------------------------------------------------------------------------
                                   Preferred Shares  Common Shares                                                Accum.    Total
                                        of Beneficial of Beneficial Additional                          Deferred  Other    Share-
                                          Interest        Interest    Paid-In   Cumul.  Cumul. Treasury Comp. on  Compr.   holders'
                                     ------------------ --------------
                                       Shares Par ValueSharesPar Value Capital Earnings  Distr. Shares Restr. Sh.  Loss     Equity
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998                  5,000 $50  26,147 $ 261 $ 659,641 $ 132,938 $(182,135)    $ -0- $(308) $ -0-  $ 610,447
Distributions on common shares                                                            (57,282)                          (57,282)
Distributions on preferred shares                                                         (10,943)                          (10,943)
Distributions on preferred units of Colonial
Realty Limited Partnership                                                                 (7,588)                           (7,588)
Income before preferred unit distributions                                       63,364                                      63,364
Issuance of Restricted Common Shares of

Beneficial Interest                                        25   --        693                                (693)               -0-
Amortization of deferred compensation                                                                         399               399
Issuance of common shares of beneficial
interest through the Company's dividend
reinvestment plan and Employee Stock
Purchase Plan                                             151    2      3,763                                                 3,765
Cost of issuance of preferred units of Colonial
Realty Limited Partnership                                             (2,604)                                               (2,604)
Issuance of common shares of beneficial
interest through options exercised                          3   --         70                                                    70
Purchase of treasury shares                                                                        (117,863)               (117,863)
Adjustments to minority interest in Colonial
Realty Limited Partnership at dates
of capital transactions                                                11,810                                                11,810
                                            ----------------------------------------------------------------------------------------
Balance, December 31, 1999                  5,000  50  26,326  263    673,373   196,302  (257,948) (117,863) (602)    --    493,575
Distributions on common shares                                                            (51,196)                          (51,196)
Distributions on preferred shares                                                         (10,940)                          (10,940)
Distributions on preferred units of Colonial
Realty Limited Partnership                                                                 (8,873)                           (8,873)
Income before preferred unit distributions                                       58,463                                      58,463
Issuance of Restricted Common Shares of

Beneficial Interest                                        25   --        574                                (574)               -0-
Amortization of deferred compensation                                                                         453               453
Issuance of common shares of beneficial
interest through the Company's dividend
reinvestment plan, Employee Stock

Purchase Plan and options exercised                        14    1         51                                                    52
Cost of issuance of additional DRIP shares                                (31)                                                  (31)
Purchase of treasury shares                                                                         (32,300)                (32,300)
Adjustments to minority interest in Colonial
Realty Limited Partnership at dates

of capital transactions                                                 4,623                                                 4,623
                                            ----------------------------------------------------------------------------------------
Balance December 31, 2000                   5,000  50  26,365  264    678,590   254,765  (328,957) (150,163) (723)     --   453,826
Distributions on common shares                                                            (52,373)                          (52,373)
Distributions on preferred shares                                                         (13,407)                          (13,407)
Distributions on preferred units of Colonial
Realty Limited Partnership                                                                 (8,873)                           (8,873)
Income before preferred unit distributions                                       64,482                                      64,482
Issuance of Restricted Common Shares of

Beneficial Interest                                        17   --        449                                (449)               -0-
Amortization of deferred compensation                                                                         447               447
Public offering of preferred shares of beneficial
interest, net of offering costs of $1,878   2,000  20                  48,102                                                48,122
Issuance of common shares of beneficial
interest through the Company's dividend
reinvestment plan and Employee Stock

Purchase Plan                                             173    2      3,920                                                 3,922
Issuance of common shares of beneficial
interest through options exercised                         45   --        918                                                   918
Cost of issuance of additional shares                                    (167)                                                 (167)
Loss on derivative financial instruments                                                                             (1,403) (1,403)
Adjustments to minority interest in Colonial
Realty Limited Partnership at dates
of capital transactions                                                11,941                                                11,941
                                            ----------------------------------------------------------------------------------------
Balance December 31, 2001                   7,000 $70  26,600 $266  $ 743,752 $ 319,247  (403,609)($150,163)($ 725)($1,403)$507,435
                                            ----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
COLONIAL PROPERTIES TRUST
(in thousands)

For the Years Ended December 31, 2001, 2000, and 1999
-------------------------------------------------------------------------------------------------------------
                                                                              2001         2000         1999
-------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:

     Net  income                                                          $  55,609    $  49,590    $  55,776
     Adjustments to reconcile net income to net cash
         provided by operating activities:
         Depreciation and amortization                                       72,357       63,884       55,185
         Income from partially owned entities                                (2,357)      (1,550)        (428)
         Minority interest in CRLP                                           22,764       20,512       19,694
         Gains from sales of property                                       (15,674)      (8,165)      (7,444)
         Distributions on preferred units of CRLP                             8,873        8,873        7,588
         Other, net                                                           1,064        1,931        1,767
         Decrease (increase) in:
             Restricted cash                                                    224          155          263
             Accounts receivable                                                361       (4,759)      (2,594)
             Prepaid expenses                                                (2,873)      (1,311)         808
             Other assets                                                    (6,448)     (11,068)      (3,559)
         Increase (decrease) in:
             Accounts payable                                                 2,014      (16,101)       4,061
             Accrued interest                                                (3,051)       1,635          850
             Accrued expenses and other                                       3,696        2,020           85
                                                                           ---------    ---------   ---------
             Net cash provided by operating activities                      136,559      105,646      132,052
                                                                           ---------    ---------   ---------
Cash flows from investing activities:

     Acquisition of properties                                                  -0-      (25,535)     (45,164)
     Development expenditures                                               (48,744)     (21,693)     (98,414)
     Development expenditures paid to affiliates                            (89,047)     (78,066)     (84,256)
     Tenant improvements                                                    (21,278)     (24,592)      (8,424)
     Capital expenditures                                                   (13,581)     (16,200)     (18,867)
     Proceeds from (issuance of) notes receivable                             9,606       (2,755)         (88)
     Proceeds from sales of property, net of selling costs                   76,190       57,771      119,552
     Distributions from partially owned entities                              2,746        4,062        8,678
     Capital contributions to partially owned entities                       (4,764)      (7,010)      (7,154)
                                                                           ---------    ---------   ---------
             Net cash used in investing activities                          (88,872)    (114,018)    (134,137)
                                                                           ---------    ---------   ---------
Cash flows from financing activities:

     Proceeds from preferred stock issuances, net of expenses paid           48,122          -0-          -0-
     Proceeds from preferred unit issuance, net of expenses paid                -0-          -0-       97,396
     Proceeds from Employee Unit Purchase Plan, net of expenses paid            -0-        9,280          -0-
     Principal reductions of debt                                           (84,553)     (40,346)     (59,507)
     Proceeds from additional borrowings                                     48,988      193,518      136,200
     Net change in revolving credit balances                                 46,968      (13,940)      53,848
     Dividends paid to common and preferred shareholders,
         and distributions to preferred unitholders                         (74,652)     (71,009)     (75,813)
     Repurchase of treasury stock                                               -0-      (32,300)    (117,863)
     Repurchase of common units                                                 -0-       (5,575)      (4,273)
     Distributions to common unitholders                                    (28,264)     (27,204)     (29,175)
     Payment of mortgage financing cost                                      (1,794)      (3,979)      (1,607)
     Proceeds from dividend reinvestments, including
         stock options exercised                                              3,350           52        3,835
     Other, net                                                                 -0-         (488)        (898)
                                                                           ---------    ---------   ---------
             Net cash provided by (used in) financing activities            (41,835)       8,009        2,143
                                                                           ---------    ---------   ---------
             Increase (decrease) in cash and equivalents                      5,852         (363)          57
Cash and equivalents, beginning of period                                     4,277        4,640        4,583
                                                                           ---------    ---------   ---------
Cash and equivalents, end of period                                       $  10,129    $   4,277    $   4,640
                                                                           ---------    ---------   ---------

Supplemental disclosures of cash flow information:

     Cash paid during the year for interest, net of amounts capitalized   $  74,448    $  70,210    $  56,352
                                                                          ---------    ---------    ---------

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

         Federal Income Tax Status--The Company, which is considered a corporation for federal income tax purposes, qualifies as a REIT for federal income tax purposes and generally will not be subject to federal income tax to the extent it distributes its REIT taxable income to its shareholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate rates. No provision for federal income taxes is included in the financial statements. The Company may be subject to certain state and local taxes on its income and property. Distributions to shareholders are partially taxable to shareholders as ordinary income and unrecaptured section 1250 gains, and partially non-taxable to shareholders as return of capital. During 1999, 2000, and 2001 the Company's distributions had the following characteristics:

                                                                       Percentage
           Distribution          Ordinary          Return of           Long-Term          Unrecaptured Sec.
             Per Share            Income            Capital           Capital Gain            1250 Gains
           --------------     ---------------    --------------    -------------------    -------------------
  1999         $2.32              78.78%            17.35%               0.00%                  3.87%
  2000         $2.40              79.42%             8.16%               4.74%                  7.68%
  2001         $2.52              85.86%             2.40%               4.65%                  7.09%

         Principles Of Consolidation--The Company's consolidated financial statements include the Company, Colonial Realty Limited Partnership (CRLP) (in which the Company held 65.28%, 64.88%, and 66.53% general and limited partner interests at December 31, 2001, 2000, and 1999, respectively), and Colonial Properties Services Limited Partnership (in which CRLP holds 99% general and limited partner interests). The minority limited partner interests in CRLP and Colonial Properties Services Limited Partnership are included as minority interest in the Company's consolidated financial statements.

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

         Prior to August 31, 2001, the Company included in investments in partially-owned entities the Company's 99% nonvoting, equity interest in Colonial Properties Services, Inc. (CPSI). Colonial held a one percent voting interest in CPSI. The Company accounted for its 99% equity interest on the equity method. On August 31, 2001, the Company purchased the 99% voting stock and 1% equity interest in CPSI from Colonial Commercial Investments, Inc. (CCI), a related party for $4,000. As a result of this purchase, the Company owns 100% of CPSI and has consolidated the operations of CPSI in the Company's financial statements from September 1, 2001 forward. CPSI provides property management services for third-party owned properties and administrative services to the Company. Colonial generally reimburses CPSI for payroll and other costs incurred in providing services to the Company. All inter-company transactions are eliminated in the accompanying financial statements.

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

         Undeveloped Land and Construction in Progress--Undeveloped land and construction in progress is stated cost. The Company capitalizes all costs associated with land development and construction.

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

         Derivative Instruments-- The Company adopted Statement of Financial Accounting Standard (SFAS) No. 133 (subsequently amended by SFAS Nos. 137 and
138), Accounting for Derivative Instruments and Hedging Activities, on January 1, 2001. This statement requires all derivatives to be recognized on the balance sheet and measured at fair value. Derivatives that do not qualify for hedge treatment under SFAS No. 133 must be recorded at fair value with gains or losses recognized in earnings in the period of change. The Company has certain involvement with derivative financial instruments but does not use them for trading or speculative purposes. Interest rate cap agreements and interest rate swaps are used to reduce the potential impact of increases in interest rates on variable-rate debt.

         The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge. This process includes specific identification of the hedging instrument and the hedge transaction, the nature of the risk being hedged and how the hedging instrument's effectiveness in hedging the exposure to the hedged transaction's variability in cash flows attributable to the hedged risk will be assessed. Both at the inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows or fair values of hedged items. The Company is required to discontinue hedge accounting if a derivative is not determined to be highly effective as a hedge or has ceased to be a highly effective hedge.

         Treasury lock agreements are used by CRLP to set interest rates in anticipation of public debt offerings. Treasury locks are presented on the balance sheet, with any gains or losses recorded in Other Comprehensive Income
(Loss) and amortized over the life of the debt. All unutilized treasury locks are expensed when their future utility expires. All treasury locks were utilized during 2001 and 2000.

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

         Other income received from long-term contracts signed in the normal course of business are recognized in accordance with the terms of the specific contract. Property management and development fee income is recognized when earned for services provided to third parties.

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

         Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

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

         Reclassifications--Certain immaterial reclassifications have been made to the 1999 and 2000 financial statements in order to conform them to the 2001 financial statement presentation. These reclassifications have no impact on shareholders' equity or net income.

         Recent  Pronouncements  of the  Financial  Accounting  Standards  Board
(FASB)--FASB Statement No. 144 (SFAS No. 144), Accounting for the Impairment or Disposal on Long-Lived Assets, addresses significant issues relating to the implementation of FASB Statement No. 121 (SFAS No. 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and to develop a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company is currently evaluating the impact that the adoption of SFAS No. 144 will have on its financial statements.

3.  Property Acquisitions and Dispositions

         The Company acquired one operating property during 2000 and two operating properties during 1999 at aggregate costs of $25.4 million and $45.8 million, respectively. The Company funded these acquisitions with cash proceeds from its public offerings of debt (see Note 8), advances on bank lines of credit, the proceeds received from the formation of joint ventures (see Note 6), the proceeds received from the issuance of preferred units in CRLP (see Note
12), and cash from operations. There were no property acquisitions in 2001.

         The properties acquired during 2000 and 1999 are listed below:

                                                                     Effective
                                                                    Acquisition
                                                  Location              Date
                                             -----------------------------------
     Office Property:
     Emmett R. Johnson Building              Birmingham, AL      June 1, 1999

     Retail Properties:
     The Plaza Mall                          Greenville, NC      August 1, 1999
     Temple Mall                             Temple, TX          July 1, 2000

         In addition to the acquisition of the operating properties mentioned above, the Company also acquired a parcel of land in October 1999 through the issuance of 388,898 limited partnership units in CRLP valued at $10.3 million. Also, in September 2000, the Company acquired a parcel of land from a related party through the issuance of 12,477 limited partnership units valued at approximately $0.3 million. (see Note 16)

         Results  of  operations  of  these  properties,   subsequent  to  their
respective acquisition dates, are included in the consolidated financial statements of the Company. The cash paid to acquire these properties is included in the statements of cash flows. The acquisitions during 2000 and 1999 are comprised of the following:

(in thousands)                                                        2001                     2000                     1999
-----------------------------------------------------------------------------------------------------------------------------
Assets purchased:
      Land, buildings, and equipment                                        $ -            $ 26,218                 $ 56,026
      Other assets                                                            -                 472                       60
-----------------------------------------------------------------------------------------------------------------------------
                                                                              -              26,690                   56,086
Notes and mortgages assumed                                                   -                   0                        0
Other liabilities assumed or recorded                                         -                (818)                    (660)
Issuance of limited partnership units                                         -
      of Colonial Realty Limited Partnership                                  -                (337)                 (10,262)
-----------------------------------------------------------------------------------------------------------------------------

Cash paid                                                                   $ -            $ 25,535                 $ 45,164
-----------------------------------------------------------------------------------------------------------------------------

         During 2001, Colonial disposed of six multifamily properties representing 1,373 units, one office property representing 34,357 square feet, and two retail properties representing 304,168 square feet. The multifamily, office, and retail properties were sold for a total purchase price of $83.5 million, of which $4.5 million was used to repay a secured loan, $11.6 million was issued as a note receivable, and the remaining proceeds were used to repay a portion of the borrowings under the Company's unsecured line of credit, and to support the Company's future investment activities.

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

          During 1999, Colonial disposed of seven multifamily properties, representing 2,319 units. The properties were sold for a total purchase price of $119.8 million, of which $15.0 million was used to repay two secured loans, and the remaining proceeds were used to repay a portion of the borrowings under the Company's unsecured line of credit, fund additional acquisitions, and to support the Company's future investment activities.

         During 1999, the Company sold six of these properties to a joint venture formed by the Company and an unrelated party. The Company retained a 15% interest in the joint venture and serves as manager of the properties. The Company accounts for its 15% interest in this joint venture as an equity investment (see Note 6).

4.  Land, Buildings, and Equipment

         Land, buildings, and equipment consists of the following at December 31, 2001 and 2000:

                                                       (in thousands)
                                                   2001                  2000
                                          ----------------   ------------------
         Buildings                       $      1,635,898     $       1,621,355
         Furniture and fixtures                    49,970                54,133
         Equipment                                 25,706                19,565
         Land improvements                         47,659                48,300
         Tenant improvements                       76,919                43,242
                                          ----------------   ------------------
                                                1,836,152             1,786,595
         Accumulated depreciation                (310,447)             (255,735)
                                          ----------------   ------------------
                                                1,525,705             1,530,860
         Land                                     230,555               238,646
                                          ----------------   ------------------
                                        $       1,756,260     $       1,769,506
                                          ================   ==================

5.  Undeveloped Land and Construction in Progress

         During 2001 the Company completed the construction of two office development projects and two retail redevelopment projects at a combined total cost of $89.9 million. The office development projects produced 318,161 square feet of new office space. The completed development and redevelopment projects are as follows:

                                                              Total
                                                              Units/    Total
Completed Developments and Redevelopments:   Location        Sq. Feet    Cost
                                            -------------    --------  --------
Office Properties
Colonial Center at Mansell Overlook 500      Atlanta, GA      163,248   $19,114
Colonial Center at TownPark 100              Orlando, FL      154,913    17,974
                                                              -------   -------
                                                              318,161   $37,088
                                                              -------   -------
Retail Properties
Colonial Brookwood Village (redevelopment)   Birmingham, AL   687,078    46,680
Northdale Court (redevelopment)              Tampa, FL        192,726     6,158
                                                              -------   -------
                                                              879,804   $52,838
                                                              -------   -------
          Total                                                         $89,926
                                                                        =======

         The Company currently has six active development and redevelopment projects in progress and various parcels of land available for expansion, construction, or sale. Undeveloped land and construction in progress is comprised of the following at December 31, 2001:

                                                     Total                                            Costs
                                                     Units/                      Estimated         Capitalized
                                                     Square      Estimated      Total Costs          To Date
                                                      Feet      Completion     (in thousands)    (in thousands)
                                                   -----------  ------------   ---------------   ----------------
   Multifamily Projects:
   Colonial Grand at TownPark - Lake Mary                 456      2002        $       38,133    $        35,374
   Colonial Grand at TownPark - Sarasota                  272      2002                21,188             20,688
   Colonial Village at Walton Way (redevelopment)         256      2002                 3,500              3,495
                                                   -----------                 ---------------     --------------
        Total Multifamily Projects                        984                          62,821             59,557

   Office Projects:
   Colonial Center at TownPark 200                    155,000      2002                21,181              8,282
   Colonial Center at TownPark 600                    200,000      2002                27,876              7,816
                                                   -----------                   -------------     --------------
        Total Office Projects                         355,000                          49,057             16,098

   Retail Projects:
   Colonial Promenade Hoover                          167,041      2002                18,705              7,329

   Mixed Use Projects Infrastructure:
   Colonial TownPark - Lake Mary                                                       33,168             27,050
   Colonial TownPark - Sarasota                                                         6,410              4,591
   Colonial Center at Mansell                                                          10,794              9,743

   Other Projects and Undeveloped Land                                                                    27,716
                                                                                                 ----------------
                                                                                                 $       152,084
                                                                                                 ================

         Interest capitalized on construction in progress during 2001, 2000, and 1999 was $10.6 million, $9.6 million, and $8.7 million, respectively.

6.  Investment in Partially Owned Entities and Other Arrangements

      Investment in Partially Owned Entities

         Investment in partially owned entities at December 31, 2001 and 2000 consists of the following:

                                                                                     (in thousands)
                                                                 Percent
                                                                  Owned            2001           2000
                                                                -----------    -------------  -------------
         Multifamily:
         CMS/Colonial Joint Venture I                               15.00%   $        2,195    $      2,396
         CMS/Colonial Joint Venture II                              15.00%              745            984
                                                                               -------------   ------------
                                                                                      2,940          3,380

         Office:
         600 Building Partnership, Birmingham, AL                   33.33%             (26)           (27)

         Retail:
         Orlando Fashion Square Joint Venture, Orlando, FL          50.00%           20,783         18,981
         Parkway Place Limited Partnership, Huntsville, AL          45.00%            8,052          5,742
         Colonial Promenade Madison, Huntsville, AL                 50.00%            (154)              0
                                                                               -------------   ------------
                                                                                     28,681         24,723

         Other:
         Colonial/Polar-BEK Management Company,
           Birmingham, AL                                           50.00%               39             53
         E-2 Data Technology, Birmingham, AL                        50.00%             (40)              0
         Colonial Properties Services, Inc.,
           Birmingham, AL (1)                                       99.00%                0            536
                                                                             ---------------  -------------
                                                                                        (1)            589
                                                                             ---------------  -------------
                                                                             $       31,594   $     28,665
                                                                             ===============  =============

(1)      See Note 1 - For discussion of the consolidation of CPSI in 2001.

         Effective December 28, 2001, the Orlando Fashion Square joint venture agreement gives the third party the right to convert its 50% interest in the property into the Company's common shares if specified terms and conditions are met.

         During September 1999, the Company entered into a joint venture with CMS. The CMS/Colonial Joint Venture I owns and operates six multifamily properties consisting of the following properties: Colonial Village at Stockbridge, Colonial Grand at Barrington Club, Colonial Grand at Ponte Vedra, Colonial Village at River Hills, Colonial Grand at Mountain Brook, and Colonial Village at Cahaba Heights. The Company's net investment in the joint venture at December 31, 2001 and 2000 is $2.2 million and $2.4 million, respectively. The joint venture is accounted for using the equity method.

         During June 2000, the Company entered into a second joint venture with CMS. The CMS/Colonial Joint Venture II owns and operates four multifamily properties consisting of the following properties: Colonial Grand at Inverness Lakes, Colonial Village at Inverness Lakes, Colonial Village at Hillwood, and Colonial Village at Rocky Ridge. The Company's net investment in the joint venture at December 31, 2001 and 2000 is $0.7 million and $1.0 million, respectively. The joint venture is accounted for using the equity method.

         During October 2000, the Company sold its interest in partnership assets in the Anderson Block Properties Partnership for $0.3 million, which was primarily used to repay the secured loan on the associated property.

         Combined  financial   information  for  the  Company's  investments  in
partially owned entities for 2001 and 2000 follows:

                                                          December 31,
                                               ---------------------------------
                                                     2001             2000
                                               ---------------------------------
Balance Sheet
Assets

     Land, building, & equipment, net                  $ 243,733      $ 252,323
     Construction in progress                             54,907         19,033
     Other assets                                          9,878         24,983
                                               ---------------------------------
       Total assets                                    $ 308,518      $ 296,339
                                               =================================

Liabilities and Partners' Equity

     Notes payable (1)                                 $ 213,056      $ 212,521
     Other liabilities                                     7,647            638
     Partners' Equity                                     87,815         83,180
                                               ---------------------------------
       Total liabilities and partners' capital         $ 308,518      $ 296,339
                                               =================================

Statement of Operations
     (for the year ended)
Revenues                                                $ 44,124       $ 38,948
Operating expenses                                       (18,304)       (15,791)
Interest expense                                         (12,969)       (12,580)
Depreciation and amortization                             (8,787)        (6,792)
                                               ---------------------------------
     Net income                                          $ 4,064        $ 3,785
                                               =================================


(1) The Company's portion of indebtedness, as calculated based on ownership percentage, at December 31, 2001 and 2000 is $67.3 million and $57.8 million, respectively.

    Other Arrangements

         In September 2001, the Company entered into an agreement to provide services to a third party in connection with the third party's development of a $ 30 million multi-family property in North Carolina. Colonial was engaged to serve as development consultant and leasing and management agent for this property. In addition, for a fee, the Company is serving as a guarantor for a $3.3 million working capital loan obtained by the three principals of the third party entity, which loan is primarily collateralized jointly and severally by the personal assets of the borrowers. The Company has a right of first refusal to purchase the property should the third party elect to sell. Over the term of the agreement, the Company expects to earn market fees for its services.

7.       Segment Information

         The Company is organized into, and manages its business based on the performance of three separate and distinct operating divisions: Multifamily,
Office, and Retail. Each division has a separate management team that is responsible for acquiring, developing, managing, and leasing properties within each division. The applicable accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies." However, the pro rata portion of the revenues, net operating income (NOI), and assets of the partially- owned entities and joint ventures that the Company has entered into are included in the applicable segment information. Subsequently, in the reconciliation to total revenues, total NOI, and total assets, the amounts are eliminated, as the investment in partially-owned entities and joint ventures are reflected in the consolidated financial statements as investments accounted for under the equity method. Management evaluates the performance of its segments and allocates resources to them based on net operating income (NOI). NOI consists of revenues in excess of general operating expenses, salaries and wages, repairs and maintenance, taxes, licenses, and insurance. Segment information for the years ended December 31, 2001, 2000, and 1999 is as follows:


(in thousands)
-----------------------------------------------------------------------------------------------------------------
2001                                       Multifamily           Office             Retail            Total
-----------------------------------------------------------------------------------------------------------------
Divisional revenues                            $ 119,309           $ 56,645          $ 148,111         $ 324,065
NOI                                               80,478             40,494            105,432           226,404
Divisional assets                                723,447            377,255            905,964         2,006,666
-----------------------------------------------------------------------------------------------------------------
2000                                       Multifamily           Office             Retail            Total
-----------------------------------------------------------------------------------------------------------------
Divisional revenues                            $ 118,807           $ 49,755          $ 143,914         $ 312,476
NOI                                               79,756             35,011            104,017           218,784
Divisional assets                                752,249            329,315            869,351         1,950,915
-----------------------------------------------------------------------------------------------------------------
1999                                       Multifamily           Office             Retail            Total
-----------------------------------------------------------------------------------------------------------------
Divisional revenues                            $ 116,330           $ 41,067          $ 133,752         $ 291,149
NOI                                               76,245             28,556             96,268           201,069
Divisional assets                                777,436            293,545            793,402         1,864,383
-----------------------------------------------------------------------------------------------------------------

         A reconciliation of total segment revenues to total revenues, total segment NOI to income before extraordinary items and minority interest, and total divisional assets to total assets, for the years ended December 31, 2001, 2000, and 1999, is presented below:

(in thousands)
-----------------------------------------------------------------------------------------------
Revenues                                       2001               2000               1999
-----------------------------------------------------------------------------------------------
Divisional revenues                             $324,065          $ 312,476          $ 291,149
Unallocated corporate revenues                     5,355              2,604              1,932
Partially-owned entities                         (13,095)           (12,770)           (10,833)
     Total revenues                             $316,325          $ 302,310          $ 282,248
-----------------------------------------------------------------------------------------------
(in thousands)
-----------------------------------------------------------------------------------------------
NOI                                            2001               2000               1999
-----------------------------------------------------------------------------------------------
Total divisional NOI                            $226,404          $ 218,784          $ 201,069
Unallocated corporate revenues                     5,355              2,604              1,932
Partially-owned entities                          (7,815)            (7,543)            (6,567)
General and administrative                       (10,858)            (8,392)            (8,442)
Depreciation                                     (64,700)           (59,549)           (52,913)
Amortization                                      (7,657)            (4,335)            (2,272)
Other                                                (87)               (36)               218
-----------------------------------------------------------------------------------------------
     Income from operations                      140,642            141,533            133,025
-----------------------------------------------------------------------------------------------

Total other expense                              (53,396)           (62,140)           (49,339)
-----------------------------------------------------------------------------------------------
Income before extraordinary
  items and minority interest                   $ 87,246           $ 79,393           $ 83,686
------------------------------------------===============----===============----===============

(in thousands)
-----------------------------------------------------------------------------------------------
Assets                                           2001               2000               1999
-----------------------------------------------------------------------------------------------
Total divisional assets                       $2,006,666         $1,950,915         $1,864,383
Unallocated corporate assets (1)                 113,908             86,860             75,030
Partially-owned entities                        (106,191)           (94,228)           (75,267)
-----------------------------------------------------------------------------------------------
     Total assets                             $2,014,383         $1,943,547         $1,864,146
-----------------------------------------------------------------------------------------------

(1) Includes the Company's investment in joint ventures of $31,594, $28,665, and $24,167 as of December 31, 2001, 2000, and 1999,
         respectively. (see Note 6) 8. Notes and Mortgages Payable

         Notes and mortgages payable at December 31, 2001 and 2000 consist of the following:

                                                       (in thousands)
                                                   2001              2000
                                           ----------------- -----------------

         Revolving credit agreement        $        261,365  $        214,397
         Mortgages and other notes:
           4.00% to 6.00%                           162,153            52,975
           6.01% to 7.50%                           463,390           593,005
           7.51% to 9.00%                           303,542           314,014
           9.01% to 10.25%                            1,341             4,704
                                           ----------------- -----------------
                                           $      1,191,791  $      1,179,095
                                           ================= =================

         As of December 31, 2001, the Company has an unsecured bank line of credit providing for total borrowings of up to $300 million. This line of credit agreement bears interest at LIBOR plus 115 basis points, is renewable in March 2003, and provides for a two-year amortization in the case of non-renewal. The line of credit agreement includes a competitive bid feature that will allow the Company to convert up to $150 million under the line of credit to a fixed rate, for a fixed term not to exceed 90 days. The credit facility is primarily used by the Company to finance property acquisitions and development and has an outstanding balance at December 31, 2001, of $261.4 million. The interest rate of this short-term borrowing facility, including the competitive bid balance, is 3.08% and 7.66% at December 31, 2001 and 2000, respectively.

         During 2001 and 2000, the Company completed six public offerings of unsecured medium term debt securities totaling $80.0 million through its subsidiary CRLP. The proceeds of the offerings were used to fund acquisitions, development expenditures, repay balances outstanding on the Company's revolving credit facility, repay certain notes and mortgages payable, and for general corporate purposes. Details relating to these debt offerings are as follows:

                                                                     Gross
                      Type of                                       Proceeds
      Date              Note           Maturity       Rate       (in thousands)
-----------------  --------------- --------------------------   ----------------
February, 2000     Medium-term     February, 2005    8.82%   $            25,000
February, 2000     Medium-term     February, 2010    8.80%                20,000
March, 2000        Medium-term     March, 2010       8.80%                 5,000
December, 2000     Medium-term     December, 2010    8.08%                10,000
December, 2000     Medium-term     December, 2010    8.05%                10,000
December, 2001     Medium-term     December, 2006    7.46%                10,000
                                                                ----------------
                                                             $            80,000
                                                                ----------------

         Additionally during 2001, the Company received proceeds of $39.0 million related to the secured financing of two properties, which are collateralized by the properties. At December 31, 2001, the Company had $888.1 million in unsecured indebtedness including balances outstanding on its bank line of credit and certain other notes payable. The remainder of the Company's notes and mortgages payable are collateralized by the assignment of rents and leases of certain properties and assets with an aggregate net book value of $354.9 million at December 31, 2001.

         The aggregate maturities of notes and mortgages payable, including the Company's line of credit at December 31, 2001, are as follows:

                                            (in thousands)
         2002                             $          60,447
         2003                                       371,094
         2004                                       102,031
         2005                                        78,250
         2006                                        77,191
         Thereafter                                 502,778
                                          ------------------
                                           $      1,191,791
                                          ==================

         Based on borrowing rates available to the Company for notes and mortgages payable with similar terms, the estimated fair value of the Company's notes and mortgages payable at December 31, 2001 and 2000 was approximately $1.16 billion and $1.15 billion, respectively.

         Certain loan agreements of the Company contain restrictive covenants, which, among other things, require maintenance of various financial ratios. At December 31, 2001, the Company was in compliance with those covenants.

         Certain shareholders and trustees of the Company have guaranteed indebtedness of the Company totaling $0.5 million at December 31, 2001. The Company has indemnified these individuals from their guarantees of this indebtedness. Certain partners of CRLP have guaranteed indebtedness of the Company totaling $27.3 million at December 31, 2001. These individuals have not been indemnified by the Company.

9.       Derivative Instruments

         On January 1, 2001, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 133, (subsequently amended by SFAS Nos. 137 and
138) Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

         As of January 1, 2001, the adoption of the new standard resulted in derivative instruments reported on the balance sheet as liabilities of $0.9 million and a decrease of $0.9 million to Accumulated Other Comprehensive Loss, which is a loss not affecting retained earnings in the Consolidated Statement of Shareholders' Equity.

         In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company limits these risks by following established risk management policies and procedures including the use of derivatives. For interest rate exposures, derivatives are used primarily to align rate movements between interest rates associated with the Company's leasing income and other financial assets with interest rates on related debt, and manage the cost of borrowing obligations.

         The Company does not use derivatives for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from those instruments nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.

         The Company has entered into several different hedging transactions in an effort to manage exposure to changes in interest rates. The following table summarizes the notional values, fair values and other characteristics of the Company's derivative financial instruments at December 31, 2001. The notional value at December 31, 2001 provides an indication of the extent of the Company's involvement in these instruments at that time, but does not represent exposure to credit, interest rate, or market risk.

                                                                          Interest                     Fair Value
                Product Type                       Notional Value           Rate        Maturity     (in thousands)
--------------------------------------------- -------------------------- ------------ ------------- ------------------
1) Interest Rate SWAP, Cash Flow                  $30.2 - $27.7 million       5.932%       1/01/06         $  (1,549)
2) Interest Rate SWAP, Cash Flow                          $75.0 million       2.130%      12/10/02                 32
3) Interest Rate SWAP, Cash Flow                          $50.0 million       2.319%       1/01/03               (39)
4) Interest Rate SWAP, Cash Flow                          $25.0 million       2.430%       1/01/03               (47)
5) Interest Rate SWAP, Fair Value                         $50.0 million       5.015%       7/26/04              1,293
6) Interest Rate CAP, Cash Flow                           $21.1 million       6.850%       6/29/04                 99
7) Interest Rate CAP, Cash Flow                           $17.9 million       6.850%       7/06/04                 85
8) Interest Rate CAP, Cash Flow                           $30.4 million      11.200%       6/30/03                  1

         On December 31, 2001, the derivative instruments were reported at their fair value as Other Liabilities of $0.1 million. The offsetting adjustments are represented as losses in Accumulated Other Comprehensive Loss of $0.1 million. Year to date, the Company has recorded a $15,000 loss in earnings due to some ineffectiveness on one of their swaps, resulting from a timing difference regarding rate reset dates.

         On July 3, 2001, the Company terminated a forward-starting swap that was designated as hedging forecasted debt that did not occur. The Company reclassified the balance of $130,000 held in Accumulated Other Comprehensive Income related to the swap as a gain in earnings.

         Most of the Company's hedges are designated as cash flow hedges. Cash flow hedges hedge the future cash flows of current or forecasted debt. Interest rate swaps that convert variable payments to fixed payments, interest rate caps, floors, collars, and forwards are cash flow hedges. The unrealized gains/losses in the fair value of these hedges are reported on the balance sheet with a corresponding adjustment to either accumulated other comprehensive income (loss) or in earnings--depending on the type of hedging relationship. If the hedging transaction is a cash flow hedge, then the offsetting gains and losses are reported in accumulated other comprehensive income (loss). If the hedging transaction is characterized as a fair value hedge, then the changes in fair value of the hedge and the hedged item are reflected in earnings. If the fair value hedging relationship is fully effective, there is no net effect reflected in income or accumulated other comprehensive income (loss), and any offsets to the hedging transaction is reflected in notes and mortgages payable. Over time, the unrealized gains and losses held in accumulated other comprehensive income
(loss) will be reclassified to earnings. This reclassification is consistent with when the hedged items are also recognized in earnings. Within the next twelve months, the Company expects to reclassify to earnings approximately $0.4 million of the current balance held in accumulated other comprehensive income
(loss).

         The Company hedges its exposure to the variability in future cash flows for forecasted transactions over a maximum period of 12 months. During the forecasted period, unrealized gains and losses in the hedging instrument will be reported in accumulated other comprehensive income (loss). Once the hedged transaction takes place, the hedge gains and losses will be reported in earnings during the same period in which the hedged item is recognized in earnings.

10.      Comprehensive Income (loss)
         Comprehensive income (loss) consisted of the following:

             (in thousands)                                  For the year ended
                                                              December 31, 2001
                                                             ------------------

             Net income available to common shareholders           $ 42,202
             Other comprehensive income (loss)
                  Unrealized income (loss) on cash flow
                  hedging activities                                 (1,403)
                                                             ------------------
             Comprehensive income                                 $ 40,799
                                                             ------------------

         Accumulated  other   comprehensive   income  (loss)  consisted  of  the
following:

             (in thousands)                               Accumulated Other
                                                     Comprehensive Income (Loss)
                                                      --------------------------

             Balance December 31, 2000                           $ --
             Transition adjustment on cash flow
                     hedging activities                          (885)
             Current period change in fair value of
                     derivative instruments                      (518)
                                                     ---------------------------
             Balance December 31, 2001                       $ (1,403)
                                                     ---------------------------

11.      Capital Structure

         Company ownership is maintained through common shares of beneficial interest (Common Shares) and minority interest in the Operating Partnership
(Units). Common shareholders represent public equity owners and common unitholders represent minority interest owners. Each Unit may be redeemed for either one Common Share or, at the option of the Company, cash equal to the fair market value of a Common Share at the time of redemption. When a common unitholder redeems a Unit for a Common Share or cash, minority interest is reduced. In addition, the Company has acquired properties since its formation by issuing distribution paying and non-distribution paying Units. The non-distribution paying Units convert to distribution paying Units at various dates subsequent to their original issuance. At December 31, 2001 and 2000, 11,159,027 and 11,225,726 units were outstanding, respectively, all of which were distribution paying Units.

         In 1998, the Company's Board of Trustees approved a Shareholder Rights Plan (the Rights Plan). Under this plan, the Board declared a dividend of one Right for each Common Share outstanding on the record date. The Rights become exercisable only if an individual or group acquires a 15% or more beneficial ownership in the Company. Ten days after a public announcement that an individual or group has become the beneficial owner of 15% or more of the Common Shares, each holder of a Right, other than the acquiring individual or group, would be entitled to purchase one Common Share for each Right outstanding at one-half of the Company's current market price. Also, if the Company is acquired in a merger, or if 50% or more of the Company's assets are sold in one or more related transactions, each Right would entitle the holder thereof to purchase common stock of the acquiring company at one-half of the then-current market price of the acquiring company's common stock.

12.      Equity Offerings

         During June 2001, the Company issued 2,000,000 preferred shares of beneficial interest (Series C Preferred Shares). The Series C Preferred Shares pay a quarterly dividend at 9.25% per annum and may be redeemed by the Company on or after June 19, 2006. The Series C Preferred Shares have no stated maturity, sinking fund or mandatory redemption and are not convertible into any other securities of the Company. The Series C Preferred Shares have a liquidation preference of $25.00 per share. The net proceeds of the offering were approximately $48.1 million and were used to repay outstanding balances under the Company's unsecured line of credit.

         During January 2000, the Company initiated and completed an Executive Unit Purchase Program (Unit Purchase Program), in which the Board of Trustees and certain members of the Company's management were able to purchase 425,925 Units of CRLP. Under the Unit Purchase Program, the Board of Trustees and the members of management obtained full-recourse personal loans from an unrelated financial institution, in order to purchase the Units. The Units are pledged as collateral against the loans. In addition, the Company has provided a guarantee to the unrelated financial institution for the personal loans. The value of the Units purchased under the Unit Purchase Program was approximately $10.0 million.

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

13.      Share Option and Restricted Share Plans

         In September 1993 the Company adopted an Employee Share Option and Restricted Share Plan (the Employee Plan) designed to attract, retain, and motivate executive officers of the Company and other key employees. The Employee Plan, as amended in April 1998, authorizes the issuance of up to 3,200,000 common shares of beneficial interest (as increased from time to time to equal 10% of the number of common shares and Operating Partnership units outstanding) pursuant to options or restricted shares granted or issued under this plan, provided that no more than 750,000 restricted shares may be issued. In connection with the grant of options under the Employee Plan, the Executive Compensation Committee of the Board of Trustees determines the option exercise period and any vesting requirements. In September 1993 the Company also adopted a Trustee Share Option Plan (the Trustee Plan). The Trustee Plan, as amended in April 1997, authorizes the issuance of up to 500,000 options to purchase common shares of beneficial interest. In April 1997, the Company also adopted a Non-Employee Trustee Share Plan (Share Plan). The Share Plan permits non-employee trustees of the Company to elect to receive common shares in lieu of all or a portion of their annual trustee fees, board fees and committee fees. The Share Plan authorizes the issuance of 50,000 common shares under the Plan. The Company issued 5,684 common shares pursuant to the Share Plan during 2001. In October 1997 the Company adopted an Employee Share Purchase Plan (Purchase
Plan). The Purchase Plan permits eligible employees of the Company, through payroll deductions, to purchase common shares at a 5% discount to the market price. The Purchase Plan has no limit on the number of common shares that may be issued under the plan. The Company issued 1,371 common shares pursuant to the Purchase Plan during 2001.

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

                                                              For the Year Ending December 31,
                                                           (in thousands, except per share data)
                                                       -----------------------------------------------
                                                            2001            2000            1999
                                                       --------------- --------------- ---------------
Net income available to common shareholders:

As reported                                                   $42,202         $38,650         $44,833
Pro forma                                                     $41,832         $38,456         $44,475
--------------------------------------------------- -- --------------- --------------- ---------------
Net income per share - basic:
As reported                                                     $2.03           $1.82           $1.83
Pro forma                                                       $2.01           $1.81           $1.82

Net income per share - diluted:
As reported                                                     $2.02           $1.82           $1.83
Pro forma                                                       $2.00           $1.81           $1.82
--------------------------------------------------- -- --------------- --------------- ---------------

The Company uses the Black-Scholes pricing model to calculate the fair values of the options awarded, which are included in the pro forma results above. The following assumptions were used to derive the fair values: a 10-year option term; an annualized volatility rate of 13.84%, 14.56%, and 17.05% for 2001, 2000, and 1999, respectively; a risk-free rate of return of 5.38%, 5.09%, and 6.80% for 2001, 2000, and 1999, respectively; and a dividend yield of 8.67%, 8.19%, and 9.17% for 2001, 2000, and 1999, respectively.

         The Company issued 16,559, 25,395, and 24,938 restricted shares under the Employee Plan during 2001, 2000, and 1999, respectively. The value of outstanding restricted shares is being charged to compensation expense based upon the earlier of satisfying the vesting period (2-8 years) or satisfying certain performance targets.

Option activity under both the Employee Plan and the Trustee Plan combined is presented in the table below:

                                                                    Options Outstanding
                                                                -----------------------------
                                                 Shares                          Weighted-
                                               Available                          average
                                               for future                        Price per
                                              Option Grant        Shares           Share
                                            -----------------   ------------    -------------
Balance, December 31,  1998                        3,285,272        375,214         $ 26.733
Options granted                                     (250,166)       250,166         $ 27.425
Options terminated                                    11,503        (11,503)        $ 28.219
Options exercised                                                    (2,916)        $ 24.197
                                            -----------------   ------------    -------------

Balance, December 31,  1999                        3,046,609        610,961         $ 27.046
Options granted                                     (226,460)       226,460         $ 24.242
Options terminated                                    35,992        (35,992)        $ 26.944
Options exercised                                                    (3,333)        $ 24.625
                                            -----------------   ------------    -------------

Balance, December 31, 2000                         2,856,141        798,096         $ 26.261
Options granted                                     (482,118)       482,118         $ 26.880
Options terminated                                    16,065        (16,065)        $ 26.552
Options exercised                                                   (45,185)        $ 24.654
                                            -----------------   ------------    -------------

Balance, December 31, 2001                         2,390,088      1,218,964         $ 26.604
                                            =================   ============    =============


All options granted to date have a term of ten years and may be exercised in equal installments, based on a 3-5 year vesting schedule, of the total number of options issued to any individual on each of the applicable 3-5 year anniversary dates of the grant of the option. The balance of options that are exercisable total 492,980, 385,931, and 293,667 at December 31, 2001, 2000, and 1999,
respectively.

14.      Employee Benefits

         Employees of the Company hired prior to January 1, 2002 participate in a noncontributory defined benefit pension plan designed to cover substantially all employees. Pension expense includes service and interest costs adjusted by actual earnings on plan assets and amortization of prior service cost and the transition amount. The benefits provided by this plan are based on years of service and the employee's final average compensation. The Company's policy is to fund the minimum required contribution under ERISA and the Internal Revenue Code.

         The table below presents a summary of pension plan status as of December 31, 2001 and 2000, as it relates to the employees of the Company.

(amounts in thousands)                                                      2001              2000
-------------------------------------------------------------------    ---------------    --------------
Actuarial present value of accumulated benefit obligation
      including vested benefits of $$3,101 and $1,462                         $ 3,826           $ 1,918
      at December 31, 2001 and 2000, respectively
Actuarial present value of projected benefit obligations
      at year end                                                             $ 6,062           $ 3,460
Fair value of assets at year end                                              $ 4,063           $ 1,135
Accrued pension cost                                                          $ 2,077           $ 2,106
Net pension cost for the year                                                   $ 829             $ 625


Actuarial assumptions used in determining the actuarial present value of accumulated benefit obligations at January 1, 2001, are as follows:

                                                                            2001              2000
                                                                       ---------------    --------------
Weighted-average interest rate                                                  7.25%             7.50%
--------------------------------------------------------------------------------------------------------
Increase in future compensation levels                                          4.00%             4.00%

         The Company participates in a salary reduction profit sharing plan covering substantially all employees. This plan provides, with certain restrictions, that employees may contribute a portion of their earnings with the Company matching one-half of such contributions, solely at the Company's discretion. Contributions by the Company were approximately $321,000, $313,000, and $275,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

15.      Leasing Operations

         The Company is in the business of leasing and managing multifamily, office, and retail property. For properties owned by the Company, minimum rentals due in future periods under noncancelable operating leases extending beyond one year at December 31, 2001, are as follows:

                                              (in thousands)
                                            -----------------
         2002                              $        148,893
         2003                                       132,185
         2004                                       115,684
         2005                                        97,114
         2006                                        78,202
         Thereafter                                 271,880
                                            -----------------
                                           $        843,958
                                            =================

         The noncancelable leases are with tenants engaged in retail and office operations in Alabama, Georgia, Florida, North Carolina, South Carolina, Tennessee, Texas, and Virginia. Performance in accordance with the lease terms is in part dependent upon the economic conditions of the respective areas. No additional credit risk exposure relating to the leasing arrangements exists beyond the accounts receivable amounts shown in the December 31, 2001 balance sheet. Leases with tenants in multifamily properties are generally for one year or less and are thus excluded from the above table. Substantially all of the Company's land, buildings, and equipment represent property leased under the above and other short-term leasing arrangements.

         Rental income for 2001, 2000, and 1999 includes percentage rent of $3.6 million, $5.7 million, and $4.7 million, respectively. This rental income was earned when certain retail tenants attained sales volumes specified in their respective lease agreements.

16.      Related Party Transactions

         The Company has generally used affiliated construction companies to manage and oversee its development and expansion projects. The Company paid $33.6 million, $46.7 million, and $62.8 million for property development costs to Lowder Construction Company, Inc., a construction company owned by The Colonial Company (TCC) (an affiliate of certain shareholders, trustees and minority interest holders), during the years ended December 31, 2001, 2000 and 1999, respectively. Of these amounts, $30.7million, $43.2 million, and $55.4 million was then paid to unaffiliated subcontractors for the construction of these development and expansion projects during 2001, 2000 and 1999, respectively. The Company had outstanding construction invoices and retainage payable to Lowder Construction Company, Inc. totaling $0.4 million and $1.4 million at December 31, 2001 and 2000, respectively. The Company also paid $67.0 million, $31.3 million, and $21.5 million for property construction costs to a construction company owned by a trustee during the years ended December 31, 2001, 2000 and 1999, respectively. Of these amounts, $60.3 million, $28.2 million, and $19.4 million was then paid to unaffiliated subcontractors for the construction of these development projects during 2001, 2000 and 1999, respectively. The Company had outstanding construction invoices and retainage payable to this construction company totaling $1.8 million and $0.2 million at December 31, 2001 and 2000, respectively.

         During September 2000, the Company purchased a parcel of land from CCI, which is owned by trustees James K. Lowder and Thomas H. Lowder, through the issuance of 12,477 limited partnership units in Colonial Realty Limited Partnership (CRLP Units) valued at approximately $0.3 million. Subsequently, in 2001, the Company sold the parcel of land to an unrelated third party for approximately $0.4 million.

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

(1)      Represents the remaining 20.2% interest in the property.

         In August 2001, the Company purchased the 99% voting stock and 1% equity interest in CPSI from CCI. (See Note 1 for further discussion)

         The Company and its subsidiaries provide certain services to and received certain services from related entities, which resulted in the following income (expense) included in the accompanying statements of income:

                                                   (Amounts in thousands)
                                                 2001       2000       1999
                                             ----------------------------------
       Rental income                             $1,135     $1,478      $1,460
       Management/other fee income                  315        300         262
           Insurance brokerage expense             (246)      (198)       (167)

17.

Net Income Per Share

         The following table sets forth the computation of basic and diluted earnings per share:

                                                                (in thousands,
                                                            except per share data)
                                                   -----------------------------------------
                                                       2001           2000          1999
                                                    ------------   -----------   -----------
       Numerator:
        Income before extraordinary item         $      55,609 $      50,008 $      56,404
        Less: Preferred stock dividends                (13,407)      (10,940)      (10,943)
                                                    ------------   -----------   -----------
         Income available to common shareholders
         Before extraordinary item                $      42,202  $     39,068  $     45,461
                                                    ------------   -----------   -----------
       Denominator:
         Denominator for basic net income per
         Effect of dilutive securities:
         Trustee and employee stock options                 111            28            15
                                                    ------------   -----------   -----------
         Denominator for diluted net income per
         shares - adjusted weighted average
         common shares                                   20,903        21,277        24,508
                                                    ============   ===========   ===========
         Basic net income per share,
            Before extraordinary items            $        2.03  $       1.83  $       1.85
                                                    ============   ===========   ===========
         Diluted net income per share,
            Before extraordinary items            $        2.02  $       1.83  $       1.85
                                                    ============   ===========   ===========

Options to purchase 151,900 Common Shares at a weighted average exercise price of $30.72 per share were outstanding during 2001 but were not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

18.      Subsequent Events

     Distribution

     On January 19, 2002, the Board of Trustees declared a cash distribution to shareholders of the Company and partners of Colonial Realty Limited Partnership in the amount of $.66 per share and per partnership unit, totaling $21.3 million. The distribution was made to shareholders and partners of record as of February 1, 2002, and was paid on February 8, 2002.

     Equity Offering

     On February 25, 2002, the Company entered into a transaction in which 560,380 shares of the Company's common shares were issued, resulting in net proceeds of $17.8 million to the Company. It is anticipated that 260,710 shares will be deposited by Salomon Smith Barney into The Equity Focus Trust REIT Portfolio Series, 2002-A, a newly formed unit investment trust, and 299,670 shares will be deposited into Cohen & Steers Quality Income Realty Fund, Inc.

19.  Quarterly Financial Information (Unaudited)
         The following is a summary of the unaudited quarterly financial information for the years ended December 31, 2001 and 2000:

                                               2001
-------------------------------------------------------------------------------
                                    (in thousands, except per share data)
                                 First       Second       Third        Fourth
                                Quarter      Quarter     Quarter      Quarter
                              ----------  ------------ -----------  -----------
Revenues                        $75,570       $77,454     $78,918      $84,383
Income before minority           13,474        16,265      24,378       33,129
Minority interest                (2,992)       (3,920)     (6,407)      (9,445)
Net income                        8,264        10,126      15,752       21,467
Preferred Dividends              (2,735)       (2,875)     (3,890)      (3,907)
Net income available to
  common shareholders             5,529         7,251      11,862       17,560

Net income per share:
Basic                             $0.27         $0.35       $0.57        $0.84
Diluted                           $0.27         $0.35       $0.57        $0.84
Weighted average common
   shares outstanding            20,769        20,864      20,775       20,885


                                        2000
-------------------------------------------------------------------------------
                              (in thousands, except per share data)

                                 First       Second       Third        Fourth
                                Quarter      Quarter     Quarter      Quarter
                              ----------  ------------ -----------  -----------
Revenues                        $69,676       $72,989     $75,822      $83,823
Income before minority           15,115        19,252      17,684       26,924
Minority interest                (3,463)       (4,913)     (4,468)      (7,668)
Net income                        9,433        12,120      10,997       17,040
Preferred Dividends              (2,735)       (2,735)     (2,735)      (2,735)
Net income available to
  common shareholders           $ 6,698       $ 9,385     $ 8,262      $14,305

Net income per share:
Basic                             $0.31         $0.44       $0.40        $0.69
Diluted                           $0.31         $0.44       $0.40        $0.69
Weighted average common
   shares outstanding            21,878        21,566      20,818       20,742
