Form 10-K/A, Exhibit 13
period 2001-12-31
COLONIAL PROPERTIES TRUST
filed 2002-11-27
CIK 909111

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
                                                                             ===============  =============

(1)      See Note 1 - For discussion of the consolidation of CPSI in 2001.

         In October 1998, the Company sold a 50% interest in our Orlando Fashion Square retail property located in Orlando, Florida to a third party. Subsequently, the Company entered into a joint venture agreement with the third party, and the joint venture entered into an agreement with the Company relating to the management of the property. The joint venture agreement gives the third party the right, which became effective December 28, 2001, to convert its 50% interest in the property to the Company's common shares if specified terms and conditions are met. The conversion value of the interest would be determined at the time of conversion in accordance with the procedures set forth in the joint venture agreement, and would be net of the third party's pro rata share of any indebtedness secured by the property. The terms and conditions also include an "accretion threshold", as defined, which must be met. At the time of the original transaction, the Company considered the terms of the agreement in their entirety (including the conversion right, the accretion threshold, and the conversion value determination procedures) and assessed whether the third party could compel the Company to repurchase the 50% interest sold. The Company concluded that the likelihood of a compelled repurchase was remote, and accordingly accounted for the transaction as a partial sale.

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


                        Report of Independent Accountants


To the Board of Trustees and Shareholders
           of Colonial Properties Trust

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Colonial Properties Trust (the "Company") at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/PricewaterhouseCoopers LLP
   PricewaterhouseCoopers LLP


Birmingham, Alabama
January 18, 2002, except for Note 18, as to which the date is February 8, 2002