Form 10-K, Exhibit 13
period 2002-12-31
COLONIAL PROPERTIES TRUST
filed 2003-03-28
CIK 909111

Colonial Properties Trust
Selected Financial Information


(in thousands, except per share data)                            2002           2001           2000           1999           1998
                                                           ----------------------------------------------------------------------
OPERATING DATA

Total revenue                                             $   329,866    $   314,418    $   300,073    $   280,066    $   254,761
Expenses:
   Depreciation and amortization                               82,503         71,826         63,356         54,659         48,127
   Other operating                                            114,522        102,567         96,071         93,501         87,040
Income from operations                                        132,841        140,025        140,646        131,906        119,594
Interest expense                                               65,265         71,397         71,855         57,211         52,063
Other income (expense), net                                    36,810         18,001          9,715          7,872         (1,597)
Extraordinary loss from early extinguishment of debt             --             --             (418)          (628)          (401)
Income from continuing operations                              69,018         55,208         49,011         54,999         49,409
Income from discontinued operations                             4,359            401            579            777            813
Dividends to preferred shareholders                            15,565         13,407         10,940         10,943         10,938
Distributions to preferred unitholders                          8,873          8,873          8,873          7,588           --

Net income available to common shareholders                    57,812         42,202         38,650         44,833         39,284

Per share - basic:
   Income from continuing operations                      $      2.41    $      2.01    $      1.80    $      1.82    $      1.57
   Income from discontinued operations                           0.20           0.02    $      0.03    $      0.03    $      0.03
   Extraordinary loss from early extinguishment of debt          --             --            (0.01)         (0.02)         (0.01)
                                                           ----------------------------------------------------------------------
          Net income per share - basic                    $      2.61    $      2.03    $      1.82    $      1.83    $      1.59
                                                           ----------------------------------------------------------------------
Per share - diluted:
   Income from continuing operations                      $      2.39    $      2.00    $      1.80    $      1.82    $      1.57
   Income from discontinued operations                           0.19           0.02    $      0.03    $      0.03    $      0.03
   Extraordinary loss from early extinguishment of debt          --             --            (0.01)         (0.02)         (0.01)
                                                           ----------------------------------------------------------------------
          Net income per share - diluted                  $      2.58    $      2.02    $      1.82    $      1.83    $      1.59
                                                           ----------------------------------------------------------------------
Dividends declared                                        $      2.64    $      2.52    $      2.40    $      2.32    $      2.20
                                                           ----------------------------------------------------------------------

BALANCE SHEET DATA

Land, buildings and equipment, net                        $ 1,947,078    $ 1,756,260    $ 1,769,506    $ 1,586,333    $ 1,566,841
Total assets                                                2,129,856      2,014,623      1,944,099      1,863,518      1,755,449
Total debt                                                  1,262,193      1,191,791      1,179,095      1,039,863        909,322
                                                           ----------------------------------------------------------------------

OTHER DATA

Funds from operations (1) *                               $   127,654    $   121,508    $   114,478    $   113,872    $   103,746
Total market capitalization (2) *                           2,679,607      2,466,524      2,237,256      2,027,036      2,013,084
Interest coverage ratio                                          3.3x           3.0x           2.8x           3.2x           3.2x
Cash flow provided by (used in)
   Operating activities                                   $   141,993    $   136,559    $   105,646    $   132,052    $   115,710
   Investing activities                                       (99,861)       (88,872)      (114,018)      (134,137)      (365,529)
   Financing activities                                       (46,025)       (41,835)         8,009          2,143        249,870
Total properties (at end of year)                                 106            108            115            111            106


(1) The Company generally considers Funds From Operations (FFO) a widely used and appropriate measure of performance for an equity REIT that provides a relavant basis for comparison among REITs. FFO, as defined by the National Association of Real Estate Investment Trusts (NAREIT), means income (loss) before minority interest (determined in accordance with GAAP), excluding gains (losses) from debt restructuring and sales of property, plus real estate related depreciation and after adjustments for unconsolidated partnerships and joint ventures. FFO is presented to assist investors in analyzing the performance of the Company. In addition to the above items, the Company has also included marketing fees on sales transactions within FFO, in which the Company has used intenal employees to complete the asset sales. The Company's method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO
         (i) does not represent cash flows from operations as defined by GAAP,
         (ii) is not indicative of cash available to fund all cash flow needs and liquidiy, including its ability to make distributions, and (iii) should not be considered as an alternative to net income (as determined in accordance with GAAP) for purposes of evaluating the Company's operating perfomance.

(2) Total market capitalization is the market value of all outstanding Common Shares of the Company plus total debt. This amount was calculated assuming the conversion of 10,788,341, 11,159,027, 11,225,726, 10,997,794, and 10,613,966 units of minority interest in
         Colonial Realty Limited Partnership into the Company's Common Shares for 2002, 2001, 2000, 1999, and 1998, respectively.
*        Non-GAAP financial measure.

COLONIAL PROPERTIES TRUST
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

GENERAL

         Colonial Properties Trust (Colonial or the Company) is engaged in the ownership, development, management, and leasing of multifamily communities, office buildings, retail malls, and shopping centers. Colonial is organized as a real estate investment trust (REIT) and owns and operates properties in nine states in the Sunbelt region of the United States. The following table sets forth information regarding the Company's real estate portfolio at December 31, 2002 and 2001:

                                      Number of                   Units/Total                   Occupancy
                                     Properties               Square Feet (1) (2)              Percentage
                               ------------------------  ------------------------------  ------------------------
Type of Property                  2002        2001            2002           2001           2002        2001
                               ------------------------  ------------------------------  ------------------------

Multifamily                             41          49           14,566         16,256         88.1%       92.8%
Office                                  21          17        5,185,170      3,518,276         91.0%       92.1%
Retail                                  44          42       15,475,196     14,950,517         89.2%       89.6%

(1)   Units (in this table only) refers to Multifamily units.
(2) Units and square footage in this table include all of the units and square footage contained in the properties that the Company maintains a partially-owned investment.

         Consistent with its diversified strategy, Colonial manages its business with three separate and distinct operating divisions: Multifamily, Office, and Retail. Each division has an Executive Vice President that oversees growth and operations and has a separate management team that is responsible for acquiring, developing, and leasing properties within each division. This structure allows Colonial to utilize specialized management personnel for each operating division. Although these divisions operate independently from one another, constant communication among the Executive Vice Presidents provides the Company with unique synergy allowing the Company to take advantage of a variety of investment opportunities.
         The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements appearing elsewhere in this report. As used herein, the terms "Colonial" or "the Company" includes Colonial Properties Trust, and one or more of its subsidiaries including, among others, Colonial Realty Limited Partnership (CRLP), the Company's operating partnership.
         Any statement contained in this report which is not a historical fact, or which might be otherwise considered an opinion or projection concerning the Company or its business, whether express or implied, is meant as, and should be considered, a forward-looking statement as that term is defined in the Private Securities Litigation Reform Act of 1996. Forward-looking statements are based upon assumptions and opinions concerning a variety of known and unknown risks, including but not limited to changes in market conditions, the supply and demand for leasable real estate, interest rates, increased competition, changes in governmental regulations, and national and local economic conditions generally, as well as other factors and risks more completely described in the Company's filings with the Securities and Exchange Commission. If any of these assumptions or opinions prove incorrect, any forward-looking statements made on the basis of such assumptions or opinions may also prove materially incorrect in one or more respects.

RESULTS OF OPERATIONS--2002 vs. 2001

         In 2002, the Company experienced growth in revenues and operating expenses, which is primarily the result of the acquisition and development of nine properties and the re-development of three properties during 2002 and 2001, net of the disposition of 22 properties during 2002 and 2001. As a result of the acquisitions, developments, and re-developments, net of dispositions, the Company's income from operations decreased by $7.2 million, or 5.1%, for 2002 when compared to 2001. On a per share basis, diluted net income is $2.58 for 2002, a 27.7% increase, compared to $2.02 for 2001. The increase in net income available to common shareholders, on a per share basis, is primarily the result of the gain recognized on the sales of thirteen properties and various parcels of land in 2002 of $41.6 million, compared to the gain of $15.7 million recognized in 2001 on the sale of nine properties.

Revenues--Total revenues from continuing operations increased by $15.4 million, or 4.9%, during 2002 when compared to 2001. Revenues generated by properties that were acquired, developed, or re-developed during 2002 and 2001 increased $31.4 million during 2002 when compared to 2001. However, the increase in revenues generated by properties that were acquired, developed, or re-developed was offset by a decrease in revenues from properties disposed in which the Company maintains a continuing interest, of $19.5 million during 2002 compared to 2001. Further, the Company experienced a revenue increase of $2.8 million related to the September 1, 2001 consolidation of Colonial Properties Services, Inc. (CPSI) a wholly-owned entity that provides property management services for third-party owned properties and administrative services to the Company, that was previously accounted for under the equity method of accounting. The remaining increase primarily relates to increases in rental rates at existing properties, and lease buyouts during 2002, net of a decrease in occupancy percentages. The office and retail divisions account for the majority of the overall revenue increase of $19.3 million and $7.1 million, respectively, net of a decrease in the multifamily division of $15.2 million. The remaining increase of $4.2 million is attributable to an increase in non-property related revenues. The divisional revenue growth is primarily attributable to the acquisition, development, and re-development of two multifamily properties, six office properties, and four retail properties, net of the disposition of 14 multifamily properties, three office properties, and five retail properties during 2002 and 2001.
         Same-property revenue increased by $0.1 million during 2002 when compared to 2001. Of this increase, $2.8 million is attributable to the retail division, which is primarily a result of an increase in base rents, specialty leasing income and lease buyouts. The increase in revenues from the retail division was offset by a decrease of $2.3 million from the multifamily division, which is a function of the continued decline in apartment fundamentals over the past year as a result of a declining employment growth and a robust single family housing market driven by lower interest rates. The remaining decrease of $0.4 million is attributable to the office division and the result of an overall slowdown in the U.S. economy and a decrease in occupancy percentages, offset by lease buyouts that occurred in 2002.

Operating Expenses--Total operating expenses from continuing operations increased by $22.6 million, or 13.0%, during 2002 when compared to 2001. Operating expenses related to properties that were acquired, developed, or re-developed during 2002 and 2001 increased $19.0 million during 2002 when compared to 2001. However, the increase in operating expenses related to properties that were acquired, developed, or re-developed was offset by a decrease in operating expenses from properties disposed in which the Company maintains a continuing interest of $10.3 million during 2002 compared to 2001. Further, an increase of $3.9 million relates to the consolidation of CPSI, which was effective September 1, 2002. The remaining increase is primarily attributable to an increase in real estate taxes and insurance rates at our existing properties and general corporate overhead expenses. Divisional property operating expenses increased by $11.4 million and $9.1 million for the office and retail divisions, respectively, net of a decrease of $4.9 million for the multifamily division during 2002 when compared to 2001. The increase in divisional property operating expenses is primarily attributable to the acquisition, development, and re-development of two multifamily properties, six office properties, and four retail properties, net of the disposition of 14 multifamily properties, three office properties, and five retail properties during 2002 and 2001. The remaining change primarily relates to increases in operating expenses at existing properties.
         Same-property operating expenses increased by $4.9 million or 6.2%, during 2002 when compared to 2001. Of this increase, $1.6 million is related to the multifamily division and $3.3 million is related to the retail division, which is primarily the result of an increase in real estate taxes and insurance rates in our current markets during 2002 when compared to 2001. The remaining increase is associated with the increases in general operating expenses, utilities, and repairs and maintenance expenses.

Other Income and Expenses--Interest expense decreased by $6.1 million, or 8.6%, during 2002 when compared to 2001. The decrease in interest expense was primarily attributable to the decrease in the variable interest rate environment in 2002 as compared to 2001; the Company has $267.2 million of floating rate debt outstanding as of December 31, 2002. Gains from sales of property in which the Company maintains a continuing interest increased $19.8 million during 2002 when compared to 2001, as a result of the sale of ten properties and various parcels of land in 2002 as compared to nine properties in 2001. The increase in gains from sales of property is primarily the result of the Company selling more assets in 2002 than in 2001 and sellingolder assets with lower recorded book values in 2002 versus the sales in 2001.

RESULTS OF OPERATIONS--2001 vs. 2000

         In 2001, the Company experienced growth in revenues and operating expenses, which is primarily the result of the acquisition and development of 14 properties and the expansion of one property during 2001 and 2000, net of the disposition of 15 properties during 2001 and 2000. As a result of the acquisitions, developments, expansions, and dispositions, the Company's income from continuing operations decreased by $0.6 million, or 0.4%, for 2001 when compared to 2000. On a per share basis, diluted net income is $2.02 for 2001, an 11.0% increase, compared to $1.82 for 2000. The increase in net income available to common shareholders, on a per share basis, is primarily the result of the gain recognized on the sales of nine properties in 2001 of $15.7 million, compared to the gain of $8.2 million recognized in 2000 on the sale of six properties.

Revenues--Total revenues increased by $14.3 million, or 4.8%, during 2001 when compared to 2000. Of this increase, $8.1 million relates to revenues generated by properties that were acquired, developed, or expanded during 2001 and 2000, net of properties disposed. The remaining increase primarily relates to increases in rental rates at existing properties, lease buyouts, and ancillary income during 2001. The office division accounts for the majority of the overall revenue increase, approximately $6.8 million, while the retail and multifamily divisions account for $5.7 million and $1.5 million, respectively. The divisional revenue growth is primarily attributable to the acquisition, development, and expansion of eight multifamily properties, three office properties, and four retail properties, net of the disposition of 11 multifamily properties, one office property, and three retail properties during 2001 and 2000. The remaining increase is attributable to an increase in unallocated corporate revenues.
         Same-property revenue increased by $5.1 million or 2.1%, during 2001 when compared to 2000. Of this increase, $1.2 million, $2.6 million and $1.3 million is attributable to the multifamily, office, and retail divisions, respectively. The increase is primarily the result of increases in rental rates and lease buyouts, offset by a reduction in percentage rents at our retail properties.

Operating Expenses--Total operating expenses increased by $15.0 million, or 9.4%, during 2001 when compared to 2000. Of this increase, $3.5 million relates to additional property operating expenses and additional depreciation and amortization of $3.6 million associated with properties that were acquired, developed, or expanded during 2001 and 2000, net of operating expenses of properties disposed of during 2001 and 2000. Divisional property operating expenses increased by $1.9 million, $3.9 million, and $5.8 million for the multifamily, office, and retail divisions, respectively, during 2001 when compared to 2000. The increase in divisional property operating expenses is primarily attributable to the acquisition, development, and expansion of eight multifamily properties, three office properties, and four retail properties, net of the disposition of 11 multifamily properties, one office property, and three retail properties during 2001 and 2000. The remaining change primarily relates to increases in operating expenses at existing properties.
         Same-property operating expenses increased by $0.7 million or 1.0%, during 2001 when compared to 2000. Of this increase, $0.4 million is related to the office division and $0.8 million is related to the retail division, which is primarily the result of an increase in real estate taxes and insurance rates in our current markets during 2001 compared to 2000. The increases within the office and retail divisions were offset by a decrease in the multifamily division of $0.5 million, which was primarily the result of a decrease in repairs and maintenance expenses.

Other Income and Expenses--Interest expense decreased by $0.5 million, or 0.6%, during 2001 when compared to 2000. The decrease in interest expense is primarily attributable to the decrease in the variable interest rate environment in 2001 as compared to 2000, of which the Company has $264.1 million of floating rate debt outstanding as of December 31, 2001. Gains from sales of property increased $7.5 million during 2001 when compared to 2000, as a result of the sale of 9 properties in 2001 as compared to 5 properties in 2000.

SUMMARY OF CRITICAL ACCOUNTING POLICIES

         Management of the Company considers the following accounting policies to be critical to the reported operating results of the Company:

Real Estate Development
         The Company capitalizes all costs, including interest and real estate taxes that are associated with a development, construction, expansion, or leasing of real estate investments as a cost of the property. All other expenditures necessary to maintain a property in ordinary operating condition are expensed as incurred.
         The Company evaluates its properties, at least annually or upon the occurrence of significant changes in the operations, to assess whether any impairment indications are present, including recurring operating losses and significant adverse changes in legal factors or business environment that affect the recovery of the recorded value. If any property is considered impaired, a loss is provided to reduce the carrying value of the property to its estimated fair value. The valuation of real estate investments involves many subjective assumptions dependent upon future economic events that affect the ultimate value of the property.

Principles of Consolidation
         The consolidated financial statements include the accounts of the Company, Colonial Realty Limited Partnership (CRLP), Colonial Properties Services, Inc. (CPSI) and Colonial Properties Services Limited Partnership (CPSLP). The minority limited partnership interests in CRLP is reflected as minority interest in the Company's consolidated financial statements. All significant inter-company balances and transactions have been eliminated in the consolidated financial statements. Investments in entities that the Company does not control through majority voting interest or where the other owner has substantial participating rights are not consolidated and are reflected as investments in partially owned entities.

Revenue Recognition
         The Company, as a lessor, has retained substantially all of the risks and benefits of ownership of its properties and accounts for its leases as operating leases. Rental income attributable to leases is recognized on a straight-line basis over the terms of the related lease. Certain leases contain provisions for additional rent based on a percentage of tenant sales. Percentage rents are recognized in the period in which sales thresholds are met. Recoveries from tenants for taxes, insurance, and other property operating expenses are recognized in the period the applicable costs are incurred in accordance with the terms of the respective leases.
         Other income received from long-term contracts signed in the normal course of business are recognized in accordance with the terms of the specific contract. Property management and development fee income is recognized when earned for services provided to third parties.

Valuation of Receivables
         The Company is subject to tenant defaults and bankruptcies at its Office and Retail properties that could affect the collection of outstanding receivables. In order to mitigate these risks, the Company performs credit review and analysis on all commercial tenants and significant leases before they are executed. The Company evaluates the collectibility of outstanding receivables and records allowances as appropriate. The Company's policy is to record allowances for all outstanding receivables greater than 60 days past due at its Office and Retail properties.
         Due to the short-term nature of the leases at its Multifamily properties, generally six months to one year, the Company's exposure to tenant defaults and bankruptcies is minimized. The Company's policy is to record allowances for all outstanding receivables greater than 30 days past due at its Multifamily properties.

Accounting Policies for Derivatives
         The Company has certain involvement with derivative financial instruments but does not use them for trading or speculative purposes. Interest rate cap agreements and interest rate swaps are used to reduce the potential impact of increases in interest rates on variable-rate debt. The Company adjusts its balance sheets on an ongoing quarterly basis to reflect current fair market value of its derivatives. Changes in the fair value of derivatives are recorded each period in earnings or comprehensive income, as appropriate. The ineffective portion of the hedge is immediately recognized into earnings to the extent that the change in value of a derivative does not perfectly offset the change in value of the instrument being hedged. The unrealized gains and losses held in accumulated other comprehensive income (loss) will be reclassified to earnings over time and occurs when the hedged items are also recognized in earnings.
         The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge. This process includes specific identification of the hedging instrument and the hedge transaction, the nature of the risk being hedged and how the hedging instrument's effectiveness in hedging the exposure to the hedged transaction's variability in cash flows attributable to the hedged risk will be assessed. Both at the inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows or fair values of hedged items. The Company is required to discontinue hedge accounting if a derivative is not determined to be highly effective as a hedge or has ceased to be a highly effective hedge.

ACQUISITION AND DEVELOPMENT ACTIVITY

         Multifamily Properties--During 2002, the Company completed development of 288 apartment units in two multifamily communities and acquired land on which it intends to develop additional multifamily communities. The aggregate investment in the multifamily developments during 2002 was $9.0 million.

         Office Properties--During 2002, the Company added approximately 1,379,000 square feet of office space and certain parcels of land to be used for future development with the acquisition of three office properties at a total cost of $187.6 million. Additionally, the Company increased its office portfolio by 199,585 square feet with the development of an office building. The Company also continued development on one office property in Orlando, Florida. The aggregate investment in the office developments during 2002 was $32.5 million. Management estimates that it will invest an additional $6.1 million to complete this property.

         Retail Properties--During 2002, the Company increased its retail portfolio by approximately 112,186 square feet with the acquisition of one retail property at a cost of $6.6 million. Additionally, the Company completed the development of one retail property in Birmingham, Alabama and the re-development of one retail property in Huntsville, Alabama with a joint venture partner, which added approximately 796,000 square feet to the retail portfolio. The aggregate investment in the development and re-development during 2002 was $42.5 million. The Company also began the development of one community shopping center in Birmingham, Alabama. Management anticipates that it will invest an additional $6.3 million to complete the retail development.

LIQUIDITY AND CAPITAL RESOURCES

         During 2002, the Company invested $281.5 million in the acquisition, development, and re-development of properties. This acquisition and development activity increased the Company's office and retail property holdings. The Company financed the growth through proceeds from the issuance of $100.0 million of senior notes through its subsidiary CRLP, public offerings of equity totaling $17.6 million during 2002, advances on its bank line of credit, proceeds received from the disposition of assets totaling $138.6 million, proceeds from the Company's dividend reinvestment plan, proceeds of $52.8 million related to the secured financing of three properties, and cash from operations.

FINANCING ACTIVITIES

         On February 25, 2002, the Company entered into a transaction in which 560,380 shares of the Company's common shares were issued at $33.37 per share, resulting in net proceeds of $17.6 million to the Company, which were used to repay outstanding balances under the Company's unsecured line of credit. Salomon Smith Barney deposited 260,710 shares into The Equity Focus Trust REIT Portfolio Series, 2002-A, a newly formed unit investment trust, and 299,670 shares were deposited into Cohen & Steers Quality Income Realty Fund, Inc. During August 2002, the Company completed a senior notes debt offering of $100.0 million at 6.88% with a maturity of August 2012. Additionally during 2002, the Company received proceeds of $52.8 million related to the financing of three properties, which is collateralized by the related properties.
         The Company continued its asset recycling program, which allows the Company to maximize its investment returns through the sale of assets that have reached their maximum investment potential and reinvest the proceeds into opportunities with more growth potential. Following are the dispositions that occurred during 2002:

                                                                         Total          Sales Price
                  Property                          Location         Units/Sq. Feet   (in thousands)
-------------------------------------------------------------------------------------------------------

Multifamily Properties

Colonial Grand at Carrollwood                 Tampa, FL                          244          $ 15,244
Colonial Grand at Palma Sola                  Bradenton, FL                      340            19,036
Colonial Village at Cordova                   Pensacola, FL                      152             5,360
Colonial Village at Hillcrest                 Mobile, AL                         104             5,178
Colonial Village at McGehee                   Montgomery, AL                     468            18,390
Colonial Village at Monte D'Oro               Birmingham, AL                     200            11,166
Colonial Village at Oakleigh                  Pensacola, FL                      176            10,955
Ski Lodge - Tuscaloosa                        Tuscaloosa, AL                     304             9,180
                                                                    -----------------------------------
                                                                               1,988            94,509
Office Properties

University Park                               Orlando, FL                     72,496             5,012
Colonnade 4100 & 4200                         Birmingham, AL                  32,000             3,680
                                                                    -----------------------------------
                                                                             104,496             8,692
Retail Properties

Colonial Promenade University Park II         Orlando, FL                    183,500            11,694
Colonial Promenade Madison (1)                Huntsville, AL                 110,712             3,163
Colonial Promenade Hoover (2)                 Birmingham, AL                 155,231            20,530
                                                                    -----------------------------------
                                                                             449,443            35,387
                                                                                    -------------------
     Total                                                                                   $ 138,588
                                                                                     ==================

(1)      The Company sold one-half of its 50% interest in the property.
(2)      The Company sold 90% of its interest in the property.


         The Company used the proceeds to repay a portion of the borrowings under the Company's unsecured line of credit and to support the Company's future investment activities. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company records individual property sales as discontinued operations, unless the Company maintains a significant continuing involvement with the properties that have been sold. During 2002, the above properties that were sold and classified as discontinued operations were University Park, Colonial Promenade University Park II, and Colonnade 4100 & 4200. The Company maintains a significant continuing involvement through a management contract or an ownership percentage in the remaining properties.
         At December 31, 2002, the Company had an unsecured bank line of credit providing for total borrowings of up to $320 million. This line of credit agreement bears interest at LIBOR plus a spread calculated from a pricing grid based on the Company's unsecured debt ratings. Based on the Company's debt ratings at December 31, 2002, the spread was 105 basis points. The line of credit is renewable in November 2005, and provides for a one-year extension. The line of credit agreement includes a competitive bid feature that will allow the Company to convert up to $160 million under the line of credit to a fixed rate, for a fixed term not to exceed 90 days. The credit facility is primarily used by the Company to finance property acquisitions and developments and had an outstanding balance at December 31, 2002, of $208.3 million. The interest rate of this short-term borrowing facility, including the competitive bid balance, was 2.38% and 3.08% at December 31, 2002 and 2001, respectively.
         At December 31, 2002, the Company's total outstanding debt balance was $1.3 billion. The outstanding balance includes fixed rate debt of $995.0 million, or 78.8%, and floating-rate debt of $267.2 million, or 21.2%. The Company's total market capitalization as of December 31, 2002 was $2.7 billion and its ratio of debt to total market capitalization was 47.1%. Certain loan agreements of the Company contain restrictive covenants, which among other things require maintenance of various financial ratios. At December 31, 2002, the Company was in compliance with these covenants.

CREDIT RATINGS

         The Company's credit ratings as of December 31, 2002 are as follows:

-------------------------------------------------------------------
       Rating Agency         Rating (1)       Last update
-------------------------------------------------------------------
Standard & Poor's            BBB-          September 16, 2002
Moody's                      Baa3            July 18, 2002
Fitch                        BBB-            July 18, 2002

(1) Ratings outlook is "stable".


         The Company's credit ratings are investment grade. If the Company experienced a credit downgrade, it may be limited in its access to capital in the unsecured debt market, which the Company has historically utilized to fund its investment activities. In addition, the Company's spread on its $320 million unsecured line of credit would increase as previously discussed.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following tables summarize the material aspects of our future contractual obligations and commercial commitments as of December 31, 2002:

                                                                     Payments Due in Fiscal
                                    ----------------------------------------------------------------------------------------
(in thousands)                           Total         2003         2004         2005         2006         2007   Thereafter
                                    ----------------------------------------------------------------------------------------

Long-Term Debt:
     Consolidated (1)               $1,262,193   $  107,675   $  129,040   $  299,916   $   74,891   $  174,488   $  476,183
     Partially Owned Entities (1)       78,335       28,402          490       31,719          208          225       17,291
                                    ----------------------------------------------------------------------------------------
Total Long-Term Debt                 1,340,528      136,077      129,530      331,635       75,099      174,713      493,474

Ground lease commitments                 7,781          113          113          113          113          113        7,216
                                    ----------------------------------------------------------------------------------------
Total                               $1,348,309   $  136,190   $  129,643   $  331,748   $   75,212   $  174,826   $  500,690
                                    ----------------------------------------------------------------------------------------


(1) Represents the Company's pro rata share of principal maturities and excludes net premiums and discounts.


                                                                                  Amounts expiring in fiscal
                                                           ------------------------------------------------------------------------
                                           Total Amounts
(in thousands)                               Committed            2003        2004        2005        2006       2007    Thereafter
                                         ------------------------------------------------------------------------------------------
Standby Letters of Credit                            $ 550        $ 550         $ -         $ -        $ -         $ -         $ -
Guarantees                                          13,743        3,300           -       9,443          -           -       1,000
Other Commercial Commitments                         4,000            -           -           -          -       4,000           -
                                         ------------------------------------------------------------------------------------------
Total Commercial Commitments                      $ 18,293       $3,850         $ -      $9,443        $ -      $4,000     $ 1,000
                                         ==========================================================================================

GUARANTEES AND OTHER ARRANGEMENTS

         During January 2000, the Company initiated and completed an Executive Unit Purchase Program (Unit Purchase Program), in which the Board of Trustees and certain members of the Company's management were able to purchase 425,925 Units of CRLP. Under the Unit Purchase Program, the Board of Trustees and the members of management obtained full-recourse personal loans from an unrelated financial institution, in order to purchase the Units. The Units, which have a market value of approximately $13.8 million at December 31, 2002, are pledged as collateral against the loans. The Company has provided a guarantee to the unrelated financial institution for the personal loans, which mature in January 2005. The value of the Units purchased under the Unit Purchase Program was approximately $10.0 million. At December 31, 2002, no liability was recorded on the Company's books for the guarantee.
         In August 2001, the Company entered into an agreement to provide services to an unrelated third party in connection with the third party's development of a $30.0 million multi-family property in North Carolina. The Company was engaged to serve as development consultant and leasing and management agent for this property. In addition, for a fee, the Company is serving as a guarantor for a $3.3 million working capital loan obtained by the three principals of the third party entity, which loan is primarily collateralized jointly and severally by the personal assets of the borrowers, and matures in August 2003. At December 31, 2002, no liability was recorded on the Company's books for the guarantee. The Company has a right of first refusal to purchase the property should the third party elect to sell. Over the term of the agreement, the Company expects to earn market fees for its services.
         During August 2002, in connection with the purchase of Heathrow International Business Center, the Company entered into an agreement to acquire one new office building that contains 192,000 square feet. The closing for this acquisition is anticipated to occur upon the earlier of August 2005 or at such time that the seller achieves certain leasing targets for the property. The purchase price will be determined based upon the percentage of gross leasable area actually leased and the net operating income generated by the leases at the time of acquisition.
         During December 2002, the Company entered into an agreement with an unrelated third party in connection with the third party's development of a $23.5 million multi-family property in Tampa, Florida. The Company has agreed to loan approximately $4.0 million, which represents 17.0% of the development costs to the third party during the development of the property. Under the agreement, the balance of the loan matures in December 2007. At December 31, 2002, no amount had been funded to the unrelated third party and the Company has no liability recorded on its books for the potential loan amount. The Company has a right of first refusal to purchase the property should the third party elect to sell.
         During December 2002, the Company sold 90% of its interest in Colonial Promenade Hoover for a total sales price of $20.5 million, and formed the Highway 150 LLC, in which the Company maintains 10% ownership and manages the property. In connection with the formation of the Highway 150 LLC, the Company executed a guaranty, pursuant to which the Company would serve as a guarantor of $1.0 million of the debt related to the joint venture, which is collateralized by the Colonial Promenade Hoover retail property. The Company's maximum guarantee of $1.0 million may be requested by the lender, only after all of the rights and remedies available under the associated note and security agreements have been exercised and exhausted. At December 31, 2002, the total amount of debt of the joint venture was approximately $17.8 million and matures in December 2012. At December 31, 2002, no liability was recorded on the Company's books for the guarantee.
         In connection with the contribution of certain assets to CRLP, certain partners of CRLP have guaranteed indebtedness of the Company totaling $27.3 million at December 31, 2002. The guarantees are held in order for the contributing partners to maintain their tax deferred status on the contributed assets. These individuals have not been indemnified by the Company. Additionally, certain unitholders of CRLP and trustees of the Company have guaranteed indebtedness of the Company totaling $0.5 million at December 31, 2002. The Company has indemnified these individuals from their guarantees of this indebtedness.

DERIVATIVE INSTRUMENTS

         In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company limits these risks by following established risk management policies and procedures including the use of derivatives. The Company's objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate swaps and caps as part of its cash flow hedging strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. During 2002, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt and existing lines of credit. Interest rate swaps designated as fair value hedges involve the receipt of fixed-rate payments for variable-rate payments over the life of the agreements without exchange of the underlying principal amount.
         The Company has entered into several different hedging transactions in an effort to manage exposure to changes in interest rates. The following table summarizes the notional values, fair values and other characteristics of the Company's derivative financial instruments at December 31, 2002. The notional value at December 31, 2002 provides an indication of the extent of the Company's involvement in these instruments at that time, but does not represent exposure to credit, interest rate, or market risk.

                                                                  Interest                          Fair Value
            Product Type                   Notional Value           Rate        Maturity       At December 31, 2002
                                                                                                  (in thousands)
------------------------------------- ------------------------- ------------- -------------- -------------------------
Interest Rate SWAP, Cash Flow            $30.2 - $27.7 million        5.932%        1/01/06                $  (3,117)
Interest Rate SWAP, Cash Flow                    $50.0 million        2.319%        1/02/03                      (38)
Interest Rate SWAP, Cash Flow                    $25.0 million        2.430%        1/01/03                      (21)
Interest Rate SWAP, Cash Flow                    $50.0 million        2.113%        1/02/04                     (370)
Interest Rate SWAP, Cash Flow                    $50.0 million        1.637%        1/02/04                     (131)
Interest Rate SWAP, Cash Flow                    $50.0 million        1.615%        1/02/04                     (119)
Interest Rate SWAP, Fair Value                   $50.0 million        5.015%        7/26/04                     2,633
Interest Rate CAP, Cash Flow                     $21.1 million        6.850%        6/29/04                         1
Interest Rate CAP, Cash Flow                     $17.9 million        6.850%        7/06/04                         1
Interest Rate CAP, Cash Flow                     $30.4 million       11.200%        6/30/03                         -
Interest Rate CAP, Cash Flow                     $17.1 million        4.840%         4/1/04                         1
Interest Rate CAP, Cash Flow                     $27.0 million        4.840%         4/1/04                         1
Interest Rate CAP, Cash Flow                      $8.7 million        4.840%         4/1/04                         -

         The Company does not use derivatives for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from those instruments nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.
         At December 31, 2002, derivatives with a fair value of $2.6 million were included in other assets and derivatives with a fair value of $3.8 million were included in other liabilities. The change in net unrealized gains/losses of $3.6 million in 2002 for derivatives designated as cash flow hedges is separately disclosed in the statement of changes in shareholders' equity. Hedge ineffectiveness of $23,000 on cash flow hedges was recognized in other income (expense) during 2002.
         Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. The change in net unrealized losses on cash flow hedges reflects a reclassification of $2.2 million of net unrealized losses from accumulated other comprehensive income (loss) to interest expense during 2002. During 2003, the Company estimates that an additional $2.3 million will be reclassified to earnings of the current balance held in accumulated other comprehensive income (loss).

RELATED PARTY TRANSACTIONS

         The Company has used affiliated construction companies to manage and oversee certain of its development, re-development and expansion projects. The affiliated construction companies utilized by the Company are headquartered in Alabama and have completed numerous projects within the Sunbelt region of the United States. Through the use of market survey data, the Company negotiates the contract price of each development, re-development or expansion project with the affiliated construction companies and presents each project to the Company's Management Committee for review and approval. Upon approval by the Management Committee, the Management Committee presents each project to the independent members of the Executive Committee of the Board of Trustees for final approval.
         The Company paid $1.6 million, $33.6 million, and $46.7 million for property development costs to Lowder Construction Company, Inc., a construction company owned by The Colonial Company (TCC) in which Mr. Thomas H. Lowder (Chairman of the Board and Chief Executive Officer) and Mr. James K. Lowder (trustee) each own a 50% interest, during the years ended December 31, 2002, 2001 and 2000, respectively. Of these amounts, $1.5 million, $30.7 million, and $43.2 million was then paid to unaffiliated subcontractors for the construction of these development and expansion projects during 2002, 2001 and 2000, respectively. The Company had outstanding construction invoices and retainage payable to Lowder Construction Company, Inc. totaling $0.4 million at December 31, 2001. There were no outstanding construction invoices or retainage payable to Lowder Construction Company, Inc. at December 31, 2002. In each of the following transactions, the independent members of the Executive Committee approved such transactions unanimously.
         The Company also paid $35.3 million, $67.0 million, and $31.3 million for property construction costs to Brasfield & Gorrie General Contractors, Inc. (B&G), a construction company partially-owned by Mr. M. Miller Gorrie (trustee) during the years ended December 31, 2002, 2001 and 2000, respectively. Of these amounts, $32.1 million, $60.3 million, and $28.2 million was then paid to unaffiliated subcontractors for the construction of these development projects during 2002, 2001 and 2000, respectively. The Company had outstanding construction invoices and retainage payable to this construction company totaling $1.8 million at December 31, 2001. There were no outstanding construction invoices or retainage payable to B&G at December 31, 2002.
         In March 2002, CPSI acquired a 20% interest in three aircraft from NRH Enterprises, L.L.C., (NRH) an entity in which Mr. Harold Ripps (trustee) indirectly has an approximate 33% interest, for approximately $1.4 million. Additionally, CPSI entered into a joint ownership agreement with the other owners of the aircraft, including NRH, under which CPSI pays NRH, as agent for all of the owners of the aircraft, a monthly fee of $10,000, plus $1,400 per hour of Company flight time, to cover the operating expenses of the aircraft. Further, CPSI entered into an aircraft services agreement with MEDJET Assistance, L.L.C., (MEDJET) an entity in which Mr. Ripps indirectly has an approximate 40% interest. Under this agreement, CPSI is obligated to pay a monthly fee of $5,000 to MEDJET for managing the use, maintenance, storage, and supervision of the aircraft. NRH pays this $5,000 monthly fee to MEDJET, on behalf of CPSI, from the $10,000 monthly fee referred to above. During 2002, CPSI paid approximately $254,000 to NRH for usage and service of the aircraft under the above agreements.
         In July 2002, the Company acquired three single family homes located in Montgomery, Alabama, from Lowder New Homes, Inc., an entity owned by TCC, for a total purchase price of approximately $0.5 million, which will be operated as rental property. The homes were purchased as part of a corporate rental program for an automobile manufacturer that is building a manufacturing plant near Montgomery, Alabama. Under the corporate rental program, executives of the automobile manufacturer will rent the homes from the Company for an initial term of three years, with the option to extend the lease, and have agreed to lease additional multifamily units at Colonial Grand at Promenade located in Montgomery, Alabama. The homes were funded through the Company's unsecured line of credit.
         During September 2000, the Company purchased a parcel of land from Colonial Commercial Investments, Inc. (CCI), which is owned by James K. Lowder and Thomas H. Lowder, through the issuance of 12,477 limited partnership units in CRLP valued at approximately $0.3 million. Subsequently, the parcel of land was sold in excess of cost by the Company in June 2001.
         The Company and its subsidiaries leased space to certain entities in which Mr. Thomas H. Lowder, Mr. James K. Lowder, and Mr. M. Miller Gorrie have an interest and received market rent from these entities of approximately $1.0 million, $1.1 million, and $1.5 million during the years ended December 31, 2002, 2001, and 2000, respectively. Additionally, the Company and its subsidiaries provided management and leasing services to certain related entities and received fees from these entities of approximately $0.3 million during the years ended December 31, 2002, 2001, and 2000.
         Colonial Insurance Agency, a corporation owned by TCC, has provided insurance brokerage services for the Company. The aggregate amount paid by the Company to Colonial Insurance Agency for these services during the years ended December 31, 2002, 2001, and 2000 were $5.0 million, $4.4 million, and $3.3 million, respectively. Of these amounts, $4.7 million, $4.2 million and $3.1 million was then paid to unaffiliated insurance carriers for insurance premiums during 2002, 2001 and 2000, respectively.

 OUTLOOK

         Management intends to maintain the Company's strength through continued diversification, while pursuing acquisitions and developments that meet Colonial's criteria for property quality, market strength, and investment return. Management will continue to use its line of credit to provide short-term financing for acquisition, development, and re-development activities and plans to continue to replace significant borrowings under the bank line of credit with funds generated from the sale of additional debt and equity securities and permanent financing, as market conditions permit. Management believes that these potential sources of funds, along with the possibility of issuing limited partnership units of CRLP in exchange for properties, will provide the Company with the means to finance additional acquisitions, developments, and expansions.
         In addition to the issuance of equity and debt, management is investigating alternate financing methods and sources to raise future capital. Private placements, joint ventures, commercial paper, and non-traditional equity and debt offerings are some of the alternatives the Company is contemplating.
         Management anticipates that its net cash provided by operations and its existing cash balances will provide the necessary funds on a short- and long-term basis to cover its operating expenses, interest expense on outstanding indebtedness, recurring capital expenditures, and dividends to shareholders in accordance with Internal Revenue Code requirements applicable to real estate investment trusts.

INFLATION

         Leases at the multifamily properties generally provide for an initial term of six months to one year and allow for rent adjustments at the time of renewal. Leases at the office properties typically provide for rent adjustments and the pass-through of certain operating expenses during the term of the lease. Substantially all of the leases at the retail properties provide for the pass-through to tenants of certain operating costs, including real estate taxes, common area maintenance expenses, and insurance. All of these provisions permit the Company to increase rental rates or other charges to tenants in response to rising prices and, therefore, serve to minimize the Company's exposure to the adverse effects of inflation.
         An increase in general price levels may immediately precede, or accompany, an increase in interest rates. At December 31, 2002, the Company's exposure to rising interest rates was mitigated by the existing debt level of 47.1% of the Company's total market capitalization, the high percentage of fixed rate debt (78.8%), and the use of interest rate swaps to effectively fix the interest rate on $150.0 million through January 2004, and approximately $30.0 million through January 2006. As it relates to the short-term, increases in interest expense resulting from increasing inflation is anticipated to be less than future increases in income before interest.

FUNDS FROM OPERATIONS

         The Company considers Funds From Operations ("FFO") a widely accepted and appropriate measure of performance for an equity REIT that provides a relevant basis for comparison among REITs. FFO, as defined by the National Association of Real Estate Investment Trusts (NAREIT), means income (loss) before minority interest (determined in accordance with GAAP), excluding gains (losses) from debt restructuring and sales of depreciated property, plus real estate depreciation and after adjustments for unconsolidated partnerships and joint ventures. FFO is presented to assist investors in analyzing the performance of the Company. In addition to the above items, the Company has also included marketing fees on sales transactions within FFO, in which the Company has used internal employees to complete the asset sales. The Company's method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO (i) does not represent cash flows from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs and liquidity, including its ability to make distributions, and (iii) should not be considered as an alternative to net income (as determined in accordance with GAAP) for purposes of evaluating the Company's operating performance.
         The Company's FFO for the years ended December 31, 2002, 2001, and 2000 was computed as follows:

      (in thousands)                               2002          2001        2000
------------------------------------------------ ---------    ---------   ----------

 Net income available to common shareholders     $  57,812    $  42,202    $  38,650
 Adjustments:
      Minority interest in CRLP                     28,656       22,764       20,512
      Depreciation and amortization (1)             80,178       71,093       63,403
      Gains from sales of property (1)             (42,132)     (15,674)      (8,165)
      Gains from sale of undepreciated property      3,596         --           --
      Marketing fees                                 1,658        2,562        1,329
      Straight-line rents (1)                       (2,114)      (1,456)      (1,669)
      Extraordinary loss (1)                          --             17          418
                                                 ---------    ---------    ----------
 Funds from operations                           $ 127,654    $ 121,508    $ 114,478
                                                 ---------    ---------    ----------

CONSOLIDATED BALANCE SHEETS
COLONIAL PROPERTIES TRUST
(in thousands, except share data)


December 31, 2002 and 2001
---------------------------------------------------------------------------------------------------------
                                                                                    2002           2001
---------------------------------------------------------------------------------------------------------
ASSETS
Land, buildings, & equipment, net                                              $ 1,947,078    $ 1,756,260
Undeveloped land and construction in progress                                       82,520        152,084
Cash and equivalents                                                                 6,236         10,129
Restricted cash                                                                      1,481          2,255
Accounts receivable, net                                                            10,395         12,511
Notes receivable                                                                     1,307         12,253
Prepaid expenses                                                                     7,581          7,048
Deferred debt and lease costs                                                       23,157         18,568
Investment in partially owned entities                                              36,265         31,594
Other assets                                                                        13,836         11,921
                                                                               -----------    -----------
                                                                               $ 2,129,856    $ 2,014,623
                                                                               -----------    -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Notes and mortgages payable                                                    $ 1,262,193    $ 1,191,791
Accounts payable                                                                    18,222         22,070
Accounts payable to affiliates                                                       1,103          2,271
Accrued interest                                                                    13,974         11,485
Accrued expenses                                                                     6,833          4,674
Tenant deposits                                                                      3,201          3,607
Unearned rent                                                                        7,736          8,343
Other liabilities                                                                    4,497          1,296
                                                                               -----------    -----------
     Total liabilities                                                           1,317,759      1,245,537
                                                                               -----------    -----------
Minority interest:
Preferred units                                                                    100,000        100,000
Common units                                                                       174,294        161,651
                                                                               -----------    -----------
     Total minority interest                                                       274,294        261,651
                                                                               -----------    -----------
Preferred shares of beneficial interest, $.01 par value, 10,000,000 shares
     8 3/4% Series A Cumulative Redeemable Preferred Shares of
          Beneficial Interest, liquidation preference $25 per share,
          5,000,000 shares issued and outstanding                                       50             50
     9 1/4% Series C Cumulative Redeemable Preferred Shares of
          Beneficial Interest, liquidation preference $25 per share,
          2,000,000 shares issued and outstanding                                       20             20
Common shares of beneficial interest, $.01 par value, 65,000,000 shares authorized; 28,473,630 and 26,599,779 shares issued at
     December 31, 2002 and 2001, respectively                                          285            266
Additional paid-in capital                                                         778,062        743,752
Cumulative earnings                                                                401,497        319,247
Cumulative distributions                                                          (486,208)      (403,609)
Treasury shares, at cost; 5,623,150 shares at December 31, 2002 and 2001          (150,163)      (150,163)
Accumulated other comprehensive loss                                                (3,587)        (1,403)
Deferred compensation on restricted shares                                          (2,153)          (725)
                                                                               -----------    -----------
     Total shareholders' equity                                                    537,803        507,435
                                                                               -----------    -----------
                                                                               $ 2,129,856    $ 2,014,623
                                                                               -----------    -----------

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
COLONIAL PROPERTIES TRUST
(in thousands, except share and per share data)

For the Years Ended December 31, 2002, 2001, and 2000
                                                                     2002         2001         2000
                                                                ---------    ---------    ---------
Revenue:
     Base rent                                                  $ 257,770    $ 249,954    $ 237,494
     Base rent from affiliates                                        969        1,135        1,478
     Percentage rent                                                3,524        3,578        5,644
     Tenant recoveries                                             41,501       37,291       36,758
     Other property related revenue                                19,074       18,558       17,747
     Other non-property related revenue                             7,028        3,902          952
                                                                ---------    ---------    ---------
         Total revenue                                            329,866      314,418      300,073
                                                                ---------    ---------    ---------
Property operating expenses:
     General operating expenses                                    23,165       21,337       20,877
     Salaries and benefits                                         14,434       15,524       15,694
     Repairs and maintenance                                       32,427       28,953       28,459
     Taxes, licenses, and insurance                                29,000       25,895       22,649
General and administrative                                         15,496       10,858        8,392
Depreciation                                                       73,292       64,204       59,048
Amortization                                                        9,211        7,622        4,308
                                                                ---------    ---------    ---------
         Total operating expenses                                 197,025      174,393      159,427
                                                                ---------    ---------    ---------
         Income from operations                                   132,841      140,025      140,646
                                                                ---------    ---------    ---------
Other income (expense):
     Interest expense                                             (65,265)     (71,397)     (71,855)
     Income from partially owned entities                           1,968        2,357        1,550
     Other                                                           (618)         (15)        --
     Ineffectiveness of hedging activities                            (23)         (15)        --
     Gains from sales of property                                  35,483       15,674        8,165
                                                                ---------    ---------    ---------
         Total other expense                                      (28,455)     (53,396)     (62,140)
                                                                ---------    ---------    ---------
         Income before extraordinary items, minority interest
             and discontinued operations                          104,386       86,629       78,506
Minority interest in CRLP - common unitholders                    (26,495)     (22,548)     (20,204)
Minority interest in CRLP - preferred unitholders                  (8,873)      (8,873)      (8,873)
Extraordinary loss from early extinguishment of debt                 --           --           (418)
                                                                ---------    ---------    ---------
         Income from continuing operations                         69,018       55,208       49,011
                                                                ---------    ---------    ---------

Income from discontinued operations                                   451          617          887
Gain on disposal of discontinued operations                         6,069         --           --
Minority interest in CRLP from discontinued operations             (2,161)        (216)        (308)
                                                                ---------    ---------    ---------
         Income from discontinued operations                        4,359          401          579
                                                                ---------    ---------    ---------
         Net income                                                73,377       55,609       49,590
                                                                ---------    ---------    ---------

Dividends to preferred shareholders                               (15,565)     (13,407)     (10,940)
                                                                ---------    ---------    ---------
         Net income available to common shareholders            $  57,812    $  42,202    $  38,650
                                                                ---------    ---------    ---------

Net income per common share - basic:
         Income from continuing operations                      $    2.41    $    2.01    $    1.80
         Income from discontinued operations                         0.20         0.02         0.03
         Extraordinary loss from early extinguishment of debt        --           --          (0.01)
                                                                ---------    ---------    ---------
         Net income per common share - basic                         2.61         2.03         1.82
                                                                ---------    ---------    ---------

Net income per common share - diluted:
         Income from continuing operations                      $    2.39    $    2.00    $    1.80
         Income from discontinued operations                         0.19         0.02         0.03
         Extraordinary loss from early extinguishment of debt        --           --          (0.01)
                                                                ---------    ---------    ---------
         Net income per common share - diluted                       2.58         2.02         1.82
                                                                ---------    ---------    ---------

Weighted average common shares outstanding - basic                 22,154       20,792       21,249
Weighted average common shares outstanding - diluted               22,408       20,903       21,277
                                                                ---------    ---------    ---------

Net income available to common shareholders                     $  57,812    $  42,202    $  38,650
Other comprehensive income (loss)
     Unrealized income (loss) on cash flow hedging activities      (2,184)      (1,403)        --
                                                                ---------    ---------    ---------
Comprehensive income                                            $  55,628    $  40,799    $  38,650
                                                                ---------    ---------    ---------

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
COLONIAL PROPERTIES TRUST
(in thousands)

For the Years Ended December 31, 2002, 2001, 2000
------------------------------------------------------------------------------------------------------------------------------------
                                       Preferred Shares Common Shares                                             Accum.   Total
                                        of Beneficial of Beneficial  Additional                         Deferred  Other    Share-
                                          Interest        Interest    Paid-In   Cumul.  Cumul. Treasury Comp. on  Compr.   holders'
                                     ------------------ --------------
                                       Shares Par ValueSharesPar Value Capital Earnings  Distr. Shares Restr. Sh.  Loss     Equity
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1999              5,000  $ 50  26,326  $263    $673,373 $196,302 $(257,948)$(117,863)$(602)  $ -0-  $ 493,575
    Distributions on common shares
    ($2.40 per share)                                                                    (51,196)                           (51,196)
    Distributions on preferred shares                                                    (10,940)                           (10,940)
    Distributions on preferred units of Colonial
        Realty Limited Partnership                                                        (8,873)                            (8,873)
    Income before preferred unit distributions                                  58,463                                       58,463
    Issuance of Restricted Common Shares of
        Beneficial Interest                             25     -         574                                (574)                -0-
    Amortization of deferred compensation                                                                    453                453
    Issuance of common shares of beneficial
        interest through the Company's dividend
        reinvestment plan, Employee Stock
        Purchase Plan and options exercised             14     1          51                                                     52
    Cost of issuance of additional DRIP shares                           (31)                                                   (31)
    Purchase of treasury shares                                                                    (32,300)                 (32,300)
    Adjustments to minority interest in Colonial
        Realty Limited Partnership at dates
        of capital transactions                                        4,623                                                  4,623
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2000               5,000   50  26,365   264     678,590   254,765  (328,957) (150,163)  (723)     -    453,826
    Distributions on common shares
    ($2.52 per share)                                                                    (52,373)                           (52,373)
    Distributions on preferred shares                                                    (13,407)                           (13,407)
    Distributions on preferred units of Colonial
        Realty Limited Partnership                                                        (8,873)                            (8,873)
    Income before preferred unit distributions                                  64,482                                       64,482
    Issuance of Restricted Common Shares of
        Beneficial Interest                             17    -          449                                 (449)               -0-
    Amortization of deferred compensation                                                                     447               447
    Public offering of preferred shares of
        beneficial interest, net of
        offering costs of $1,878        2,000   20                    48,102                                                 48,122
    Issuance of common shares of beneficial
        interest through the Company's dividend
        reinvestment plan and Employee Stock
        Purchase Plan                                  173    2        3,920                                                  3,922
    Issuance of common shares of beneficial
        interest through options exercised              45    -          918                                                    918
    Cost of issuance of additional shares                               (167)                                                  (167)
    Loss on derivative financial instruments                                                                       (1,403)   (1,403)
    Adjustments to minority interest in Colonial
        Realty Limited Partnership at dates
        of capital transactions                                       11,941                                                 11,941
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2001               7,000   70  26,600  266      743,753   319,247  (403,610) (150,163)  (725) (1,403)  507,435
    Distributions on common shares
    ($2.64 per share)                                                                    (58,161)                           (58,161)
    Distributions on preferred shares                                                    (15,565)                           (15,565)
    Distributions on preferred units of Colonial
        Realty Limited Partnership                                                        (8,873)                            (8,873)
    Income before preferred unit distributions                                  82,250                                       82,250
    Issuance of Restricted Common Shares of
        Beneficial Interest                             86   -         2,575                               (2,575)                -
    Amortization of deferred compensation                                                                   1,147             1,147
    Public offering of common shares of beneficial
        interest, net of offering costs of $950        560   6        17,545                                                 17,551
    Issuance of common shares of beneficial
        interest through the Company's dividend
        reinvestment plan and Employee Stock
        Purchase Plan                                  661   7        21,059                                                 21,066
    Issuance of common shares of beneficial
        interest through options exercised             203   2         6,245                                                  6,247
    Issuance of common shares of beneficial
        interest through conversion of units from
        Colonial Realty Limited Partnership            363   4         6,518                                                  6,522
    Loss on derivative financial instruments                                                                       (2,184)   (2,184)
    Adjustments to minority interest in Colonial
        Realty Limited Partnership at dates
        of capital transactions                                      (19,634)                                               (19,634)
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2002               7,000  $ 70 28,474 $285     $778,062  $401,497 ($486,208)($150,163)($2,153)($3,587)$537,803
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
COLONIAL PROPERTIES TRUST
(in thousands)

For the Years Ended December 31, 2002, 2001, 2000
                                                                          ---------   ----------   ----------
                                                                               2002         2001         2000
                                                                          ---------   ----------   ----------
Cash flows from operating activities:
     Net  income                                                          $  73,377    $  55,609    $  49,590
     Adjustments to reconcile net income to net cash
         provided by operating activities:
         Depreciation and amortization                                       82,835       72,357       63,884
         Income from partially owned entities                                (1,968)      (2,357)      (1,550)
         Minority interest in CRLP                                           28,656       22,764       20,512
         Gains from sales of property                                       (41,552)     (15,674)      (8,165)
         Distributions on preferred units of CRLP                             8,873        8,873        8,873
         Other, net                                                              83        1,064        1,931
         Decrease (increase) in:
             Restricted cash                                                    774          224          155
             Accounts receivable                                              2,073          361       (4,759)
             Prepaid expenses                                                  (132)      (2,873)      (1,311)
             Other assets                                                    (7,518)      (6,448)     (11,068)
         Increase (decrease) in:
             Accounts payable                                                (5,016)       2,014      (16,101)
             Accrued interest                                                 2,489       (3,051)       1,635
             Accrued expenses and other                                        (981)       3,696        2,020
                                                                          ---------   ----------   ----------
             Net cash provided by operating activities                      141,993      136,559      105,646
                                                                          ---------   ----------   ----------
Cash flows from investing activities:
     Acquisition of properties                                             (150,808)         -0-      (25,535)
     Development expenditures paid to non-affiliates                        (13,088)     (48,744)     (21,693)
     Development expenditures paid to affiliates                            (36,908)     (89,047)     (78,066)
     Tenant improvements                                                    (25,556)     (21,278)     (24,592)
     Capital expenditures                                                   (13,985)     (13,581)     (16,200)
     Proceeds from (issuance of) notes receivable                            10,946        9,606       (2,755)
     Proceeds from sales of property, net of selling costs                  132,241       76,190       57,771
     Distributions from partially owned entities                              5,420        2,746        4,062
     Capital contributions to partially owned entities                       (8,123)      (4,764)      (7,010)
                                                                          ---------   ----------   ----------
             Net cash used in investing activities                          (99,861)     (88,872)    (114,018)
                                                                          ---------   ----------   ----------
Cash flows from financing activities:
     Proceeds from common and preferred stock issuances,
         net of expenses paid                                                17,551       48,122         --
     Proceeds from Employee Unit Purchase Plan, net of expenses paid           --           --          9,280
     Principal reductions of debt                                           (73,248)     (84,553)     (40,346)
     Proceeds from additional borrowings                                    151,285       48,988      193,518
     Net change in revolving credit balances                                (52,989)      46,968      (13,940)
     Dividends paid to common and preferred shareholders,
         and distributions to preferred unitholders                         (82,599)     (74,652)     (71,009)
     Repurchase of treasury stock                                              --           --        (32,300)
     Repurchase of common units                                                --           --         (5,575)
     Distributions to common unitholders                                    (29,124)     (28,264)     (27,204)
     Payment of mortgage financing cost                                      (4,214)      (1,794)      (3,979)
     Proceeds from dividend reinvestments, including
         stock options exercised                                             27,313        3,350           52
     Other, net                                                                --           --           (488)
                                                                          ---------   ----------   ----------
             Net cash provided by (used in) financing activities            (46,025)     (41,835)       8,009
                                                                          ---------   ----------   ----------
             Increase (decrease) in cash and equivalents                     (3,893)       5,852         (363)
Cash and equivalents, beginning of period                                    10,129        4,277        4,640
                                                                          ---------   ----------   ----------
Cash and equivalents, end of period                                       $   6,236    $  10,129    $   4,277
                                                                          ---------   ----------   ----------

Supplemental disclosures of cash flow information:
     Cash paid during the year for interest, net of amounts capitalized   $  62,776    $  74,448    $  70,210
                                                                          ---------   ----------   ----------

The accompanying notes are an integral part of these financial statements.

1.  Organization and Basis of Presentation
         Organization--Colonial Properties Trust (Colonial or the Company), a real estate investment trust (REIT), was originally formed as a Maryland real estate investment trust on July 9, 1993 and reorganized as an Alabama real estate investment trust under a new Alabama REIT statute on August 21, 1995. The Company is one of the largest owners, developers and operators of multifamily, office and retail properties in the Sunbelt region of the United States. The Company owns 41 multifamily apartment communities, 21 office properties, 44 retail properties, and certain parcels of land adjacent to or near some of these properties.
         Federal Income Tax Status--The Company, which is considered a corporation for federal income tax purposes, qualifies as a REIT and generally will not be subject to federal income tax to the extent it distributes its REIT taxable income to its shareholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate rates. The Company may also be subject to certain state and local taxes on its income and property. Distributions to shareholders are partially taxable as ordinary income and unrecaptured section 1250 gains, and partially non-taxable as return of capital. During 2002, 2001 and 2000 the Company's distributions had the following characteristics:

                                                                       Percentage
           Distribution          Ordinary          Return of           Long-Term          Unrecaptured Sec.
             Per Share            Income            Capital           Capital Gain            1250 Gains
           --------------     ---------------    --------------    -------------------    -------------------
  2002         $2.64              77.79%            22.21%               0.00%                  0.00%
  2001         $2.52              85.86%             2.40%               4.65%                  7.09%
  2000         $2.40              79.42%             8.16%               4.74%                  7.68%

         In addition, the Company's financial statements include the operations of a taxable REIT subsidiary, Colonial Properties Services, Inc. (CPSI), that is not entitled to a dividends paid deduction and is subject to federal, state and local income taxes. CPSI provides property development, leasing and management services for third-party owned properties and administrative services to the Company. Colonial generally reimburses CPSI for payroll and other costs incurred in providing services to the Company. All inter-company transactions are eliminated in the accompanying consolidated financial statements. The Company recognized tax expense of $0.6 million in 2002 related to the taxable income of CPSI. No federal income taxes were recognized in 2001 and 2000.
         Principles Of Consolidation--The Company's consolidated financial statements include the Company, Colonial Realty Limited Partnership (CRLP), the Company's operating partnership, in which the Company held 67.93%, 65.28%, and 64.88% general and limited partner interests at December 31, 2002, 2001, and 2000, respectively, Colonial Properties Services, Inc. (CPSI) and Colonial Properties Services Limited Partnership (in which CRLP holds 99% general and limited partner interests). The minority limited partner interests in CRLP and Colonial Properties Services Limited Partnership are included as minority interest in the Company's consolidated financial statements.
         Investments In Partially Owned Entities--Entities in which the Company owns, directly or indirectly a fifty percent or less interest and does not control are reflected in the consolidated financial statements as investments accounted for under the equity method. Under this method the investment is carried at cost plus or minus equity in undistributed earnings or losses since the date of acquisition.

2.  Summary of Significant Accounting Policies
         Land, Buildings, and Equipment--Land, buildings, and equipment is stated at the lower of cost, less accumulated depreciation, or net realizable value. The Company reviews its long-lived assets and certain intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the asset's fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 40 years. Repairs and maintenance are charged to expense as incurred. Replacements and improvements are capitalized and depreciated over the estimated remaining useful lives of the assets. When items of land, buildings, or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recorded in accordance with Statement of Financial Accounting Standard (SFAS) No. 144, Accounting for the Impairment or Disposal on Long-Lived Assets.
         Undeveloped Land and Construction in Progress--Undeveloped land and construction in progress is stated at the lower of cost or net realizable value. The Company capitalizes all costs associated with land development and construction.
         Capitalization of Interest--The Company capitalizes interest during periods in which property is undergoing development activities necessary to prepare the asset for its intended use.
         Cash and Equivalents--The Company includes highly liquid marketable securities and debt instruments purchased with a maturity of three months or less in cash equivalents.
         Restricted Cash--Cash which is legally restricted as to use consists primarily of tenant deposits. Valuation of Receivables--The Company is subject to tenant defaults and bankruptcies at its Office and
Retail properties that could affect the collection of outstanding receivables. In order to mitigate these risks, the Company performs credit review and analysis on all commercial tenants and significant leases before they are executed. The Company evaluates the collectibility of outstanding receivables and records allowances as appropriate. The Company's policy is to record allowances for all outstanding invoices greater than 60 days past due at its Office and Retail properties.
         Due to the short-term nature of the leases at its Multifamily properties, generally six months to one year, the Company's exposure to tenant defaults and bankruptcies is minimized. The Company's policy is to record allowances for all outstanding receivables greater than 30 days past due at its Multifamily properties.
         Deferred Debt and Lease Costs--Amortization of debt costs is recorded using the straight-line method, which approximates the effective interest method, over the terms of the related debt. Direct leasing costs are amortized using the straight-line method over the terms of the related leases.
         Derivative Instruments--All derivative instruments are recognized on the balance sheet and measured at fair value. Derivatives that do not qualify for hedge treatment under SFAS No. 133 (subsequently amended by SFAS Nos. 137 and 138), Accounting for Derivative Instruments and Hedging Activities, must be recorded at fair value with gains or losses recognized in earnings in the period of change. The Company has certain involvement with derivative financial instruments but does not use them for trading or speculative purposes. Interest rate cap agreements and interest rate swaps are used to reduce the potential impact of increases in interest rates on variable-rate debt.
         The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge. This process includes specific identification of the hedging instrument and the hedge transaction, the nature of the risk being hedged and how the hedging instrument's effectiveness in hedging the exposure to the hedged transaction's variability in cash flows attributable to the hedged risk will be assessed. Both at the inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows or fair values of hedged items. The Company discontinues hedge accounting if a derivative is not determined to be highly effective as a hedge or has ceased to be a highly effective hedge.
         Deferred Compensation on Restricted Shares--Deferred compensation on restricted shares relates to the issuance of restricted shares to employees of the Company. Deferred compensation is amortized to compensation expense based on the passage of time and certain performance criteria.
         Revenue Recognition--Rental income attributable to leases is recognized on a straight-line basis over the terms of the leases. Certain leases contain provisions for additional rent based on a percentage of tenant sales. Percentage rents are recognized in the period in which sales thresholds are met. Recoveries from tenants for taxes, insurance, and other property operating expenses are recognized in the period the applicable costs are incurred in accordance with the terms of the related lease.
         Other income received from long-term contracts signed in the normal course of business are recognized in accordance with the terms of the specific contract. Property management and development fee income is recognized when earned for services provided to third parties.
         Net Income Per Share--Basic net income per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares outstanding during the period, adjusted for the assumed conversion of all potentially dilutive outstanding share options.
         Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
         Segment Reporting--Reportable segments are identified based upon management's approach for making operating decisions and assessing performance of the Company.
         Software Development--The Company capitalizes certain internally developed software costs. Capitalized internal software development costs are amortized using the straight-line method over the estimated useful lives of the software.
         Recent Pronouncements of the Financial Accounting Standards Board
(FASB)--In July 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 clarifies the criteria to recognize intangible assets separately from goodwill and requires the purchase method of accounting for all acquisitions. Additionally, SFAS No. 141 requires in-place operating leases carrying rents above or below market to be valued separately from the real estate asset. The premium or discount resulting from this valuation is amortized into rental revenue over the lives of the related leases. SFAS No. 141 is effective for any business combination that is completed after June 30, 2001. SFAS No. 142 requires that goodwill is no longer amortized but is reviewed annually, or more frequently if impairment indicators arise, for impairment. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired by the Company after June 30, 2001. The Company has adopted SFAS No. 141 and 142, with no material impact to the Company's financial statements.
         In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment of Disposal on Long-Lived Assets that supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of. SFAS No. 144 provides additional guidance on the accounting for impairments of long-lived assets and updates the accounting and reporting requirements for discontinued operations. The Company adopted SFAS No. 144 on January 1, 2002. In accordance with the provisions of SFAS No. 144, the Company records individual property sales as discontinued operations, unless the Company maintains significant continuing involvement with properties that have been sold.
         In April 2002, FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 rescinds SFAS 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Accounting Principles Board Opinion 30, will now be used to classify those gains and losses. SFAS 64 amended SFAS 4, and is no longer necessary because SFAS 4 has been rescinded. SFAS 44 and the amended sections of SFAS 13 are not applicable to the Company and therefore have no effect on the Company's financial statements. SFAS 145 is effective for fiscal years beginning after May 15, 2002 with early application encouraged. The adoption of SFAS 145 will likely not have a material effect on the Company as the gains and losses on the extinguishment of debt are generally not material to the Company's financial statements.
         In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of SFAS No.
123. SFAS No. 148 provides additional guidance for entities that elect to voluntarily adopt the accounting provisions of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The Company has elected to adopt the accounting provisions of SFAS No. 123 under the prospective method, which allows the Company to apply the recognition provisions of SFAS No. 123 to all employee awards granted, modified, or settled after the beginning of the fiscal year in which the recognition provisions are first applied. The Company adopted SFAS No. 123 effective January 1, 2003.
         On November 25, 2002, the FASB issued FASB Interpretation No. 45 (FIN
45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. FIN 45 clarifies the requirements of SFAS no. 5, Accounting for Contingencies, relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of the Interpretation are effective for financial statements that end after December 15, 2002. However, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year end. See Note 15, Guarantees and Other Arrangements, for additional discussion of the Company's financial guarantees as of December 31, 2002. The initial adoption of this standard did not have an impact on the financial condition or results of operations. Management does not believe the provisions of this standard will have a material impact on future operations of the Company.
         On January 15, 2003, FASB completed its redeliberations of the project related to the consolidation of variable interest entities which culminated with the issuance of FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 states that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements of the business enterprise. This Interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. FIN 46 also requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003.
         Reclassifications--Certain reclassifications have been made to the 2000 and 2001 financial statements in order to conform them to the 2002 financial statement presentation. These reclassifications have no impact on shareholders' equity or net income.

3.  Property Acquisitions and Dispositions
         The Company acquired three office properties during 2002 at an aggregate cost of $150.8 million, no operating properties in 2001, and one retail property during 2000 at an aggregate cost $25.5 million. The Company funded these acquisitions with cash proceeds from its dispositions of assets, public offerings of debt and equity (see Notes 8 and 11), advances on bank lines of credit, and cash from operations.
         The properties acquired during 2002 and 2000 are listed below:

                                                                  Effective
                                                  Location     Acquisition Date
                                             -----------------------------------
     Office Properties:
     901 Maitland Center                     Orlando, FL         March 1, 2002
     Colonnade                               Birmingham, AL      May 1, 2002
     Heathrow International Business Center  Orlando, FL         August 1, 2002

     Retail Properties:
     Temple Mall                             Temple, TX          July 1, 2000

         Results of operations of these properties, subsequent to their respective acquisition dates, are included in the consolidated financial statements of the Company. The cash paid to acquire these properties is included in the statements of cash flows. The acquisitions during 2002 and 2000 are comprised of the following:


(in thousands)                                   2002         2001        2000
--------------------------------------------------------------------------------
Assets purchased:
      Land, buildings, and equipment         $ 196,009         $ -     $ 26,218
      Other assets                                 465           -          472
--------------------------------------------------------------------------------
                                               196,474           -       26,690
Notes and mortgages assumed                    (43,993)          -            -
Other liabilities assumed or recorded           (1,673)          -         (818)
Issuance of limited partnership units
      of Colonial Realty Limited Partnership         -           -         (337)
--------------------------------------------------------------------------------

Cash paid                                    $ 150,808         $ -     $ 25,535
--------------------------------------------------------------------------------

         In addition to the acquisition of the operating mentioned above, the Company acquired certain parcels of land to be utilized for future development opportunities.
         During 2002, the Company disposed of eight multifamily properties representing 1,988 units, two office properties representing 104,496 square feet, and three retail properties representing 449,443 square feet. The multifamily, office, and retail properties were sold for a total sales price of $138.6 million, which was used to repay a portion of the borrowings under the Company's unsecured line of credit and to support the Company's investment activities.
         During 2002, the Company sold interests in two retail properties to joint ventures formed by the Company and unrelated parties. The Company continues manage the properties and accounts for its interest in these joint ventures as equity investments (see Note 6).
         During 2001, Colonial disposed of six multifamily properties representing 1,373 units, one office property representing 34,357 square feet, and two retail properties representing 304,168 square feet. The multifamily, office, and retail properties were sold for a total sales price of $83.5 million, of which $4.5 million was used to repay a secured loan, $11.6 million was issued as a note receivable, and the remaining proceeds were used to repay a portion of the borrowings under the Company's unsecured line of credit and to support the Company's investment activities.
         During 2000, Colonial disposed of five multifamily properties representing 1,132 units and one retail property representing 165,684 square feet. The multifamily and retail properties were sold for a total sales price of $67.6 million, of which $17.3 million was used to repay four secured loans, $7.2 million was issued as a note receivable, and remaining proceeds were used to repay a portion of the borrowings under the Company's unsecured line of credit, fund additional acquisitions, and to support the Company's investment activities.
         During 2000, the Company sold four of the multifamily properties to a joint venture formed by the Company and an unrelated party. The Company retained a 15% interest in the joint venture and continued to manage the properties. The Company accounts for its 15% interest in this joint venture as an equity investment (see Note 6).

4.  Land, Buildings, and Equipment
         Land, buildings, and equipment consists of the following at December 31, 2002 and 2001:

                                                          (in thousands)
                              Useful Lives              2002          2001
                                                   -----------    -----------
Buildings                         40 years         $ 1,793,284    $ 1,635,898
Furniture and fixtures             7 years              56,979         49,970
Equipment                     3 or 5 years              31,864         25,706
Land improvements           10 or 15 years              55,668         47,659
Tenant improvements          Life of lease             107,041         76,919
                                                   -----------    -----------
                                                     2,044,836      1,836,152
Accumulated depreciation                              (351,164)      (310,447)
                                                   -----------    -----------
                                                     1,693,672      1,525,705
Land                                                   253,406        230,555
                                                   -----------    -----------
                                                   $ 1,947,078    $ 1,756,260
                                                   ===========    ===========


5.  Undeveloped Land and Construction in Progress
         During 2002, the Company completed the construction of two multifamily development projects, one office development project, one retail development project, and one retail re-development project at a combined total cost of $138.0 million. The completed development and re-development projects are as follows:

                                                                                  Total
Completed Developments and Re-developments:          Location        Units/Sq.Ft   Cost
                                                     --------------   --------   --------
Multifamily Properties
Colonial Grand at TownPark - Lake Mary               Orlando, FL           456   $ 37,737
Colonial Village at TownPark - Sarasota              Sarasota, FL          272     21,666
                                                                      --------   --------
                                                                           728     59,403
                                                                      --------   --------
Office Properties
Colonial Center at TownPark 600                      Orlando, FL       199,585     27,558
                                                                      --------   --------
Retail Properties
Colonial Promenade Hoover                            Birmingham, AL    166,000     16,625
Parkway Place (1) (re-development)                   Huntsville, AL    630,000     34,407
                                                                      --------   --------
                                                                       796,000     51,032
                                                                      --------   --------
          Total                                                                  $137,993
                                                                                 ========

(1) Property is owned through a joint venture. Costs presented are 45% of total project costs, and square footage represents the entire property.

         The Company currently has two active development projects and three mixed-use projects in progress, and various parcels of land available for expansion and construction. Undeveloped land and construction in progress is comprised of the following at December 31, 2002:

                                                     Total                                            Costs
                                                     Units/                      Estimated         Capitalized
                                                   Square        Estimated      Total Costs          To Date
                                                      Feet      Completion     (in thousands)    (in thousands)
                                                   -----------  ------------   ---------------   ----------------
   Office Projects:
   Colonial Center at TownPark 200                    155,000      2003        $       21,926    $        15,835

   Retail Projects:
   Colonial Promenade Trussville Phase II              65,000      2003                 8,400              2,084

   Mixed Use Projects Infrastructure
   Colonial TownPark - Lake Mary                                                       33,168             29,458
   Colonial TownPark - Sarasota                                                         6,410              4,969
   Colonial Center at Mansell                                                          10,794              9,863

   Other Projects and Undeveloped Land                                                                    20,311
                                                                                                 ----------------
                                                                                                 $        82,520
                                                                                                 ================

         Interest capitalized on construction in progress during 2002, 2001, and 2000 was $8.1 million, $10.6 million, and $9.6 million, respectively.

6.  Investment in Partially Owned Entities and Other Arrangements

      Investment in Partially Owned Entities
         Investment in partially owned entities at December 31, 2002 and 2001 consists of the following:

                                                                (in thousands)
                                                  Percent
                                                   Owned       2002       2001
                                                 --------    --------    -------
Multifamily:
CMS/Colonial Joint Venture I                       15.00%    $  2,142  $  2,195
CMS/Colonial Joint Venture II                      15.00%         735       745
                                                             --------    -------
                                                                2,877     2,940
Office:
600 Building Partnership, Birmingham, AL           33.33%         (23)      (26)

Retail:
Orlando Fashion Square Joint Venture,
   Orlando, FL                                     50.00%      19,465    20,783
Parkway Place Limited Partnership,
   Huntsville, AL                                  45.00%      11,375     8,052
Colonial Promenade Madison, Huntsville, AL         25.00%       2,464      (154)
Highway 150, LLC, Birmingham, AL                   10.00%          85         0
                                                             --------    -------
                                                               33,389     28,681
Other:
Colonial/Polar-BEK Management Company,
  Birmingham, AL                                   50.00%          41        39
NRH Enterprises, LLC, Birmingham, AL               20.00%          26         0
E-2 Data Technology, Birmingham, AL                50.00%         (45)      (40)
                                                             --------    -------
                                                                   22        (1)
                                                             --------    -------
                                                             $ 36,265  $ 31,594
                                                             ========    =======

(1) The Company maintained a 50% ownership at December 31, 2001.

         During December 2002, the Company sold 90% of its interest in Colonial Promenade Hoover for a total sales price of $20.5 million, and formed the Highway 150, LLC, in which the Company maintains 10% ownership and manages the property under contract with the Highway 150 LLC. Additionally during December 2002, the Company sold 25% of its interest in the Colonial Promenade Madison Joint Venture for $3.2 million. Prior to the sale of this interest, the Company held a 50% interest in the joint venture. Therefore, the Company now maintains 25% ownership of the property and continues to manage the property. The proceeds from both of the joint venture transactions were used to repay a portion of the amount outstanding under the Company's unsecured line of credit.
         In October 1998, the Company sold a 50% interest in our Orlando Fashion Square retail property located in Orlando, Florida to a third party. Subsequently, the Company entered into a joint venture agreement with the third party, and the joint venture entered into an agreement with the Company relating to the management of the property. The joint venture agreement gives the third party the right, which became effective December 28, 2001, to convert its 50% interest in the property to the Company's common shares if specified terms and conditions are met. The conversion value of the interest would be determined at the time of conversion in accordance with the procedures set forth in the joint venture agreement, and would be net of the third party's pro rata share of any indebtedness secured by the property. The terms and conditions also include an "accretion threshold", as defined, which must be met. At the time of the original transaction, the Company considered the terms of the agreement in their entirety (including the conversion right, the accretion threshold, and the conversion value determination procedures) and assessed whether the third party could compel the Company to repurchase the 50% interest sold. The Company concluded that the likelihood of a compelled repurchase was remote, and accordingly accounted for the transaction as a sale.
         On May 31, 2002, the 50% joint venture partner elected to exercise its option to convert its 50% interest in the property to the Company's common shares. In accordance with the terms of the joint venture agreement, the Company negotiated with its joint venture partner and were unable to reach an agreement. Therefore, on September 11, 2002, the joint venture partner elected to withdraw its conversion election and it continues to own its 50% interest.

         Combined financial information for the Company's investments in partially owned entities for 2002 and 2001 follows:

                                                         December 31,
                                               ---------------------------------
                                                     2002             2001
                                               ---------------------------------
Balance Sheet
Assets
     Land, building, & equipment, net                  $ 347,436      $ 243,733
     Construction in progress                                193         54,907
     Other assets                                         11,028          9,878
                                               ---------------------------------
       Total assets                                    $ 358,657      $ 308,518
                                               =================================

Liabilities and Partners' Equity
     Notes payable (1)                                 $ 251,908      $ 213,056
     Other liabilities                                     3,950          7,647
     Partners' Equity                                    102,799         87,815
                                               ---------------------------------
       Total liabilities and partners' capital         $ 358,657      $ 308,518
                                               =================================

Statement of Operations
     (for the year ended)
Revenues                                                $ 42,943       $ 44,124
Operating expenses                                       (17,960)       (18,304)
Interest expense                                         (13,011)       (12,969)
Depreciation, amortization and other                      (7,689)        (8,787)
                                               ---------------------------------
                                                         $ 4,283        $ 4,064
                                               =================================

(1) The Company's portion of indebtedness, as calculated based on ownership percentage, at December 31, 2002 and 2001 is $78.3 million and $67.3 million, respectively.


7.       Segment Information
         The Company is organized into, and manages its business based on the performance of three separate and distinct operating divisions: Multifamily, Office, and Retail. Each division has a separate management team that is responsible for acquiring, developing, managing, and leasing properties within each division. The applicable accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies." The pro rata portion of the revenues, net operating income (NOI), and assets of the partially- owned entities and joint ventures that the Company has entered into are included in the applicable segment information. Additionally, the revenues and NOI of properties sold that are classified as discontinued operations are also included in the applicable segment information. In reconciling the segment information presented below to total revenues, income from continuing operations, and total assets, investments in partially-owned entities and joint ventures are eliminated as equity investments and their related activity are reflected in the consolidated financial statements as investments accounted for under the equity method and discontinued operations are reported separately. Management evaluates the performance of its segments and allocates resources to them based on net operating income (NOI). NOI consists of revenues in excess of general operating expenses, salaries and wages, repairs and maintenance, taxes, licenses, and insurance. Segment information and the reconciliation of total segment revenues to total revenues, total segment NOI to income from continuing operations and minority interest, and total divisional assets to total assets, for the years ended December 31, 2002, 2001, and 2000, is presented below:

                                                      -----------------    -----------------    -----------------
       (in thousands)                                       2002                 2001                 2000
                                                      -----------------    -----------------    -----------------
Revenues:
       Divisional Revenues
            Multifamily                                      $ 104,160            $ 119,309            $ 118,807
            Office                                              75,913               57,348               50,225
            Retail                                             155,368              147,634              143,330
                                                      -----------------    -----------------    -----------------
                 Total Divisional Revenues:                    335,441              324,291              312,362

       Partially-owned subsidiaries                            (13,743)             (13,061)             (12,656)
       Unallocated corporate revenues                            9,434                5,082                2,648
       Discontinued operations revenues                         (1,266)              (1,894)              (2,281)
                                                      -----------------    -----------------    -----------------
                 Total Consolidated Revenues:                $ 329,866            $ 314,418            $ 300,073
                                                      -----------------    -----------------    -----------------

NOI:
       Divisional NOI
            Multifamily                                       $ 68,145             $ 80,478             $ 79,756
            Office                                              53,806               40,893               35,346
            Retail                                             108,335              105,043              103,583
                                                      -----------------    -----------------    -----------------
                 Total Divisional NOI:                         230,286              226,414              218,685

       Partially-owned subsidiaries                             (7,956)              (7,802)              (7,478)
       Unallocated corporate revenues                            9,434                5,082                2,648
       Discontinued operations NOI                                (800)              (1,135)              (1,459)
       General and administrative expenses                     (15,496)             (10,858)              (8,392)
       Depreciation                                            (73,292)             (64,204)             (59,048)
       Amortization                                             (9,211)              (7,622)              (4,308)
       Other                                                      (124)                 150                   (2)
                                                      -----------------    -----------------    -----------------
            Income from operations                             132,841              140,025              140,646
                                                      -----------------    -----------------    -----------------
       Total other expense                                     (28,455)             (53,396)             (62,140)
                                                      -----------------    -----------------    -----------------
            Income from continuing operations                $ 104,386             $ 86,629             $ 78,506
                                                      -----------------    -----------------    -----------------

       (in thousands)
Assets:
       Divisional Assets
            Multifamily                                      $ 645,840            $ 723,447            $ 752,249
            Office                                             594,795              377,255              329,315
            Retail                                             906,555              905,964              869,351
                                                      -----------------    -----------------    -----------------
                 Total Divisional Assets:                    2,147,190            2,006,666            1,950,915

       Partially-owned subsidiaries                           (116,375)            (106,191)             (94,228)
       Unallocated corporate assets (1)                         99,041              114,148               87,412
                                                      -----------------    -----------------    -----------------
                                                           $ 2,129,856          $ 2,014,623          $ 1,944,099
                                                      -----------------    -----------------    -----------------

(1) Includes the Company's investment in joint ventures of $36,265, $31,594, and $28,665 as of December 31, 2002, 2001, and 2000,
         respectively. (see Note 6)

8.  Notes and Mortgages Payable
         Notes and mortgages payable at December 31, 2002 and 2001 consist of the following:

                                                      (in thousands)
                                                  2002              2001
                                           ----------------- -----------------

         Revolving credit agreement        $        208,270  $        261,365
         Mortgages and other notes:
           2.00% to 4.00%                           213,877                 0
           4.01% to 6.00%                                 0           162,153
           6.01% to 7.50%                           584,423           463,390
           7.51% to 9.00%                           255,623           303,542
           9.01% to 10.25%                                0             1,341
                                           ----------------- -----------------
                                           $      1,191,791  $      1,262,193
                                           ================= =================

         As of December 31, 2002, the Company has an unsecured bank line of credit providing for total borrowings of up to $320 million. This line of credit agreement bears interest at LIBOR plus a spread calculated from a pricing grid based on the Company's unsecured debt ratings. Based on the Company's debt ratings at December 31, 2002, the spread was 105 basis points. The line of credit is renewable in November 2005, and provides for a one-year extension. The line of credit agreement includes a competitive bid feature that will allow the Company to convert up to $160 million under the line of credit to a fixed rate, for a fixed term not to exceed 90 days. The credit facility is primarily used by the Company to finance property acquisitions and developments and has an outstanding balance at December 31, 2002, of $208.3 million. The interest rate of this short-term borrowing facility, including the competitive bid balance, is 2.38% and 3.08% at December 31, 2002 and 2001, respectively.
         During 2002 and 2001, the Company, through its operating partnership CRLP, completed a public offering of unsecured medium-term debt securities and a public offering of senior notes collectively totaling $110.0 million. The proceeds of the offerings were used to fund acquisitions, development expenditures, repay balances outstanding on the Company's revolving credit facility, repay certain notes and mortgages payable, and for general corporate purposes. Details relating to these debt offerings are as follows:

                                                                     Gross
                      Type of                                       Proceeds
   Issue Date           Note           Maturity       Rate       (in thousands)
-----------------  --------------- --------------------------   ---------------
December, 2001     Medium-term     December, 2006    7.46%   $          10,000
August, 2002       Senior          August, 2012      6.88%             100,000
                                                                ---------------
                                                             $         110,000
                                                                ---------------

         Additionally during 2002, the Company secured mortgage financing on three properties, from which the Company received proceeds of $52.8 million. At December 31, 2002, the Company had $878.9 million in unsecured indebtedness including balances outstanding on its bank line of credit and certain other notes payable. The remainder of the Company's notes and mortgages payable are collateralized by the assignment of rents and leases of certain properties and assets with an aggregate net book value of $472.8 million at December 31, 2002.
         The aggregate maturities of notes and mortgages payable, including the Company's line of credit at December 31, 2002, are as follows:

                                   (in thousands)
         2003                $         107,675
         2004                          129,040
         2005                          299,916
         2006                           74,891
         2007                          174,488
         Thereafter                    476,183
                             ------------------
                             $       1,262,193
                             ==================

         Based on borrowing rates available to the Company for notes and mortgages payable with similar terms, the estimated fair value of the Company's notes and mortgages payable at December 31, 2002 and 2001 was approximately $1.26 billion and $1.16 billion, respectively.
         Certain loan agreements of the Company contain restrictive covenants, which, among other things, require maintenance of various financial ratios. At December 31, 2002, the Company was in compliance with those covenants.

9.       Derivative Instruments
         SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by SFAS No. 133, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.
         For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction.
          The Company's objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate swaps and caps as part of its cash flow hedging strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. During 2002, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt and existing lines of credit.
         The Company has entered into several different hedging transactions in an effort to manage its exposure to changes in interest rates. The following table summarizes the notional values, fair values and other characteristics of the Company's derivative financial instruments at December 31, 2002. The notional value at December 31, 2002 provides an indication of the extent of the Company's involvement in these instruments at that time, but does not represent exposure to credit, interest rate, or market risk.

                                                                  Interest                          Fair Value
            Product Type                   Notional Value           Rate        Maturity       At December 31, 2002
                                                                                                  (in thousands)
------------------------------------- ------------------------- ------------- -------------- -------------------------
Interest Rate SWAP, Cash Flow            $30.2 - $27.7 million        5.932%        1/01/06                $  (3,117)
Interest Rate SWAP, Cash Flow                    $50.0 million        2.319%        1/02/03                      (38)
Interest Rate SWAP, Cash Flow                    $25.0 million        2.430%        1/01/03                      (21)
Interest Rate SWAP, Cash Flow                    $50.0 million        2.113%        1/02/04                     (370)
Interest Rate SWAP, Cash Flow                    $50.0 million        1.637%        1/02/04                     (131)
Interest Rate SWAP, Cash Flow                    $50.0 million        1.615%        1/02/04                     (119)
Interest Rate SWAP, Fair Value                   $50.0 million        5.015%        7/26/04                     2,633
Interest Rate CAP, Cash Flow                     $21.1 million        6.850%        6/29/04                         1
Interest Rate CAP, Cash Flow                     $17.9 million        6.850%        7/06/04                         1
Interest Rate CAP, Cash Flow                     $30.4 million       11.200%        6/30/03                         -
Interest Rate CAP, Cash Flow                     $17.1 million        4.840%         4/1/04                         1
Interest Rate CAP, Cash Flow                     $27.0 million        4.840%         4/1/04                         1
Interest Rate CAP, Cash Flow                      $8.7 million        4.840%         4/1/04                         -

         The Company does not use derivatives for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from those instruments nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.
         At December 31, 2002, derivatives with a fair value of $2.6 million were included in other assets and derivatives with a fair value of $3.8 million were included in other liabilities. The change in net unrealized gains/losses of $3.6 million in 2002 for derivatives designated as cash flow hedges is separately disclosed in the statement of changes in shareholders' equity. Hedge ineffectiveness of $23,000 on cash flow hedges was recognized in other income (expense) during 2002.
          Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. The change in net unrealized losses on cash flow hedges reflects a reclassification of $2.2 million of net unrealized losses from accumulated other comprehensive income (loss) to interest expense during 2002. During 2003, the Company estimates that an additional $2.3 million will be reclassified to earnings of the current balance held in accumulated other comprehensive income (loss).

10.      Capital Structure
         Company ownership is maintained through common shares of beneficial interest (Common Shares) and minority interest in the Operating Partnership (Units). Common shareholders represent public equity owners and common unitholders represent minority interest owners. Each Unit may be redeemed for either one Common Share or, at the option of the Company, cash equal to the fair market value of a Common Share at the time of redemption. When a common unitholder redeems a Unit for a Common Share or cash, minority interest is reduced. In addition, the Company has acquired properties since its formation by issuing distribution paying and non-distribution paying Units. The non-distribution paying Units convert to distribution paying Units at various dates subsequent to their original issuance. At December 31, 2002 and 2001, 10,788,341 and 11,159,027 units were outstanding, respectively, all of which were distribution paying Units.
         In 1998, the Company's Board of Trustees approved a Shareholder Rights Plan (the Rights Plan). Under this plan, the Board declared a dividend of one Right for each Common Share outstanding on the record date. The Rights become exercisable only if an individual or group acquires a 15% or more beneficial ownership in the Company. Ten days after a public announcement that an individual or group has become the beneficial owner of 15% or more of the Common Shares, each holder of a Right, other than the acquiring individual or group, would be entitled to purchase one Common Share for each Right outstanding at one-half of the Company's current market price. Also, if the Company is acquired in a merger, or if 50% or more of the Company's assets are sold in one or more related transactions, each Right would entitle the holder thereof to purchase common stock of the acquiring company at one-half of the then-current market price of the acquiring company's common stock.
     In 1999, the Company's Board of Trustees authorized a common share repurchase program under which the Company could repurchase up to $150 million of its currently outstanding common shares from time to time at the discretion of management in open market and negotiated transactions. The Company repurchased 5,623,150 shares at an all-in cost of approximately $150 million, which represents an average purchase price of $26.70. These shares are included within treasury stock, which is a reduction of shareholders' equity.


11.      Equity Offerings
         On February 28, 2002, the Company entered into a transaction in which 560,380 shares of the Company's common shares were issued at $33.37 per share, resulting in net proceeds of $17.6 million to the Company, which were used to repay outstanding balances under the Company's unsecured line of credit. Related to this offering, Salomon Smith Barney deposited 260,710 shares into The Equity Focus Trust REIT Portfolio Series, 2002-A, a newly formed unit investment trust, and 299,670 shares were deposited into Cohen & Steers Quality Income Realty Fund, Inc.
         During June 2001, the Company issued 2,000,000 preferred shares of beneficial interest (Series C Preferred Shares). The Series C Preferred Shares pay a quarterly dividend at 9.25% per annum and may be called by the Company on or after June 19, 2006. The Series C Preferred Shares have no stated maturity, sinking fund or mandatory redemption and are not convertible into any other securities of the Company. The Series C Preferred Shares have a liquidation preference of $25.00 per share. The net proceeds of the offering were approximately $48.1 million and were used to repay outstanding balances under the Company's unsecured line of credit.
         During January 2000, the Company initiated and completed an Executive Unit Purchase Program (Unit Purchase Program), in which the Board of Trustees and certain members of the Company's management were able to purchase 425,925 Units of CRLP. Under the Unit Purchase Program, the Board of Trustees and the members of management obtained full-recourse personal loans from an unrelated financial institution, in order to purchase the Units. The Units are pledged as collateral against the loans. In addition, the Company has provided a guarantee to the unrelated financial institution for the personal loans. The value of the Units purchased under the Unit Purchase Program was approximately $10.0 million.

12.      Share Option and Restricted Share Plans
         In September 1993, the Company adopted an Employee Share Option and Restricted Share Plan (the Employee Plan) designed to attract, retain, and motivate executive officers of the Company and other key employees. The Employee Plan, as amended in April 1998, authorizes the issuance of up to 3,200,000 common shares of beneficial interest (as increased from time to time to equal 10% of the number of common shares and Operating Partnership units outstanding) pursuant to options or restricted shares granted or issued under this plan, provided that no more than 750,000 restricted shares may be issued. In connection with the grant of options under the Employee Plan, the Executive Compensation Committee of the Board of Trustees determines the option exercise period and any vesting requirements. The Company issued 62,595, 16,559, and 25,395 restricted shares under the Employee Plan during 2002, 2001, and 2002, respectively. The value of outstanding restricted shares is being charged to compensation expense based upon the earlier of satisfying the vesting period (2-8 years) or satisfying certain performance targets.
         In September 1993, the Company also adopted a Trustee Share Option Plan (the Trustee Plan). The Trustee Plan, as amended in April 1997, authorizes the issuance of up to 500,000 options to purchase common shares of beneficial interest. In April 1997, the Company also adopted a Non-Employee Trustee Share Plan (Share Plan). The Share Plan permits non-employee trustees of the Company to elect to receive common shares in lieu of all or a portion of their annual trustee fees, board fees and committee fees. The Share Plan authorizes the issuance of 50,000 common shares under the Plan. The Company issued 4,323 common shares pursuant to the Share Plan during 2002. In October 1997 the Company adopted an Employee Share Purchase Plan (Purchase Plan). The Purchase Plan permits eligible employees of the Company, through payroll deductions, to purchase common shares at a 5% discount to the market price. The Purchase Plan has no limit on the number of common shares that may be issued under the plan. The Company issued 1,415 common shares pursuant to the Purchase Plan during 2002.
         The Company applies Accounting Principles Board Opinion 25 (APB 25) and related Interpretations in accounting for its plans. In accordance with APB 25, no compensation expense has been recognized for its stock option plans. Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methods prescribed in SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                         For the Year Ending December 31,
                                                                      (in thousands, except per share data)
                                                                  -----------------------------------------------
                                                                       2002            2001            2000
                                                                  --------------- --------------- ---------------
         Net income available to common shareholders:
         As reported                                                     $57,812         $42,202         $38,650
         Pro forma                                                       $57,352         $41,933         $38,436
         ----------------------------------------------------- -- --------------- --------------- ---------------
         Net income per share - basic:
         As reported                                                       $2.61           $2.03           $1.82
         Pro forma                                                         $2.59           $2.02           $1.81

         Net income per share - diluted:
         As reported                                                       $2.58           $2.02           $1.82
         Pro forma                                                         $2.56           $2.01           $1.81

         ----------------------------------------------------- -- --------------- --------------- ---------------

         The Company uses the Black-Scholes pricing model to calculate the fair values of the options awarded, which are included in the pro forma results above. The following assumptions were used to derive the fair values: a 10-year option term; an annualized volatility rate of 19.59%, 13.84%, and 14.56% for 2002, 2001, and 2000, respectively; a risk-free rate of return of 4.33%, 5.38%, and 5.09% for 2002, 2001, and 2000, respectively; and a dividend yield of 7.63%, 8.67%, and 8.19% for 2002, 2001, and 2000, respectively.
          For all employee stock options granted on or after January 1, 2003, in accordance with SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS No. 123, the Company has elected to adopt the accounting provisions of SFAS No. 123 under the prospective method. The prospective method allows the Company to apply the recognition provisions of SFAS No. 123 to all employee awards granted, modified, or settled after the beginning of the fiscal year in which the recognition provisions are first applied.

Option activity under both the Employee Plan and the Trustee Plan combined is presented in the table below:

                                                                    Options Outstanding
                                                                -----------------------------
                                                 Shares                          Weighted-
                                               Available                          average
                                               for future                        Price per
                                              Option Grant         Shares          Share
                                            -----------------   -------------   -------------

Balance, December 31,  1999                        3,046,609         610,961        $ 27.046
Options granted                                     (226,460)        226,460        $ 24.242
Options terminated                                    35,992         (35,992)       $ 26.944
Options exercised                                                     (3,333)       $ 24.625
                                            -----------------   -------------   -------------

Balance, December 31, 2000                         2,856,141         798,096        $ 26.261
Options granted                                     (482,118)        482,118        $ 26.880
Options terminated                                    16,065         (16,065)       $ 26.552
Options exercised                                                    (45,185)       $ 24.654
                                            -----------------   -------------   -------------

Balance, December 31, 2001                         2,390,088       1,218,964        $ 26.604
Options granted                                     (585,620)        585,620        $ 32.617
Options terminated                                    32,076         (32,076)       $ 29.121
Options exercised                                                   (231,238)       $ 26.283
                                            -----------------   -------------   -------------

Balance, December 31, 2002                         1,836,544       1,541,270        $ 28.882
                                            =================   =============   =============

         All options granted to date have a term of ten years and may be exercised in equal installments, based on a 3-5 year vesting schedule, of the total number of options issued to any individual on each of the applicable 3-5 year anniversary dates of the grant of the option. The balance of options that are exercisable total 396,052, 492,980, and 385,931 at December 31, 2002, 2001,
and 2000, respectively.

13.      Employee Benefits
         Employees of the Company hired prior to January 1, 2002 participate in a noncontributory defined benefit pension plan designed to cover substantially all employees. Pension expense includes service and interest costs adjusted by actual earnings on plan assets and amortization of prior service cost and the transition amount. The benefits provided by this plan are based on years of service and the employee's final average compensation. The Company's policy is to fund the minimum required contribution under ERISA and the Internal Revenue Code.
         The table below presents a summary of pension plan status as of December 31, 2002 and 2001, as it relates to the employees of the Company.

(amounts in thousands)                                                      2002              2001
-------------------------------------------------------------------    ---------------    --------------
Actuarial present value of accumulated benefit obligation
      including vested benefits of $4,677 and $3,101
      at December 31, 2002 and 2001, respectively                             $ 5,589           $ 3,826
Actuarial present value of projected benefit obligations
      at year end                                                             $ 7,605           $ 6,062
Fair value of assets at year end                                              $ 3,970           $ 4,063
Accrued pension cost                                                          $ 2,385           $ 2,077
Net pension cost for the year                                                   $ 724             $ 829

Actuarial assumptions used in determining the actuarial present value of accumulated benefit obligations at January 1, 2002, are as follows:

                                                                            2002              2001
                                                                       ---------------    --------------
Weighted-average interest rate                                                  6.50%             7.25%
--------------------------------------------------------------------------------------------------------
Increase in future compensation levels                                          4.00%             4.00%

         The Company participates in a salary reduction profit sharing plan covering substantially all employees. This plan provides, with certain restrictions, that employees may contribute a portion of their earnings with the Company matching one-half of such contributions, solely at the Company discretion. Contributions by the Company were approximately $415,000, $321,000, and $313,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

14.      Leasing Operations
         The Company is in the business of leasing and managing multifamily, office, and retail property. For properties owned by the Company, minimum rentals due in future periods under noncancelable operating leases extending beyond one year at December 31, 2002, are as follows:

                                           (in thousands)
                                         -----------------
         2003                            $        180,796
         2004                                     166,039
         2005                                     141,920
         2006                                     116,623
         2007                                      89,163
         Thereafter                               285,586
                                         -----------------
                                         $        980,127
                                         =================

         The noncancelable leases are with tenants engaged in retail and office operations in Alabama, Georgia, Florida, North Carolina, South Carolina, Tennessee, Texas, and Virginia. Performance in accordance with the lease terms is in part dependent upon the economic conditions of the respective areas. No additional credit risk exposure relating to the leasing arrangements exists beyond the accounts receivable amounts shown in the December 31, 2002 balance sheet. Leases with tenants in multifamily properties are generally for one year or less and are thus excluded from the above table. Substantially all of the Company's land, buildings, and equipment represent property leased under the above and other short-term leasing arrangements.
         Rental income for 2002, 2001, and 2000 includes percentage rent of $3.5 million, $3.6 million, and $5.7 million, respectively. This rental income was earned when certain retail tenants attained sales volumes specified in their respective lease agreements.

15. Guarantees and Other Arrangements
         During January 2000, the Company initiated and completed an Executive Unit Purchase Program (Unit Purchase Program), in which the Board of Trustees and certain members of the Company's management were able to purchase 425,925 Units of CRLP. Under the Unit Purchase Program, the Board of Trustees and the members of management obtained full-recourse personal loans from an unrelated financial institution, in order to purchase the Units. The Units, which have a market value of approximately $13.8 million at December 31, 2002, are pledged as collateral against the loans. The Company has provided a guarantee to the unrelated financial institution for the personal loans, which mature in January 2005. The value of the Units purchased under the Unit Purchase Program was approximately $10.0 million. At December 31, 2002, no liability was recorded on the Company's books for the guarantee.
         In August 2001, the Company entered into an agreement to provide services to an unrelated third party in connection with the third party's development of a $30.0 million multi-family property in North Carolina. The Company was engaged to serve as development consultant and leasing and management agent for this property. In addition, for a fee, the Company is serving as a guarantor for a $3.3 million working capital loan obtained by the three principals of the third party entity, which loan is primarily collateralized jointly and severally by the personal assets of the borrowers, and matures in August 2003. At December 31, 2002, no liability was recorded on the Company's books for the guarantee. The Company has a right of first refusal to purchase the property should the third party elect to sell. Over the term of the agreement, the Company expects to earn market fees for its services.
         During August 2002, in connection with the purchase of Heathrow International Business Center, the Company entered into an agreement to acquire one new office building that contains 192,000 square feet. The closing for this acquisition is anticipated to occur upon the earlier of August 2005 or at such time that the seller achieves certain leasing targets for the property. The purchase price will be determined based upon the percentage of gross leasable area actually leased and the net operating income generated by the leases at the time of acquisition.
         During December 2002, the Company entered into an agreement with an unrelated third party in connection with the third party's development of a $23.5 million multi-family property in Tampa, Florida. The Company has agreed to loan approximately $4.0 million, which represents 17.0% of the development costs to the third party during the development of the property. Under the agreement, the balance of the loan matures in December 2007. At December 31, 2002, no amount had been funded to the unrelated third party and the Company has no liability recorded on its books for the potential loan amount. The Company has a right of first refusal to purchase the property should the third party elect to sell.
         During December 2002, the Company sold 90% of its interest in Colonial Promenade Hoover for a total sales price of $20.5 million, and formed the Highway 150 LLC, in which the Company maintains 10% ownership and manages the property. In connection with the formation of the Highway 150 LLC, the Company executed a guaranty, pursuant to which the Company would serve as a guarantor of $1.0 million of the debt related to the joint venture, which is collateralized by the Colonial Promenade Hoover retail property. The Company's maximum guarantee of $1.0 million may be requested by the lender, only after all of the rights and remedies available under the associated note and security agreements have been exercised and exhausted. At December 31, 2002, the total amount of debt of the joint venture was approximately $17.8 million and matures in December 2012. At December 31, 2002, no liability was recorded on the Company's books for the guarantee.
         In connection with the contribution of certain assets to CRLP, certain partners of CRLP have guaranteed indebtedness of the Company totaling $27.3 million at December 31, 2002. The guarantees are held in order for the contributing partners to maintain their tax deferred status on the contributed assets. These individuals have not been indemnified by the Company. Additionally, certain unitholders of CRLP and trustees of the Company have guaranteed indebtedness of the Company totaling $0.5 million at December 31, 2002. The Company has indemnified these individuals from their guarantees of this indebtedness.

16. Related Party Transactions
         The Company has used affiliated construction companies to manage and oversee certain of its development, re-development and expansion projects. The affiliated construction companies utilized by the Company are headquartered in Alabama and have completed numerous projects within the Sunbelt region of the United States. Through the use of market survey data, the Company negotiates the contract price of each development, re-development or expansion project with the affiliated construction companies and presents each project to the Company's Management Committee for review and approval. Upon approval by the Management Committee, the Management Committee presents each project to the independent members of the Executive Committee of the Board of Trustees for final approval.
         The Company paid $1.6 million, $33.6 million, and $46.7 million for property development costs to Lowder Construction Company, Inc., a construction company owned by The Colonial Company (TCC) in which Mr. Thomas H. Lowder (Chairman of the Board and Chief Executive Officer) and Mr. James K. Lowder (trustee) each own a 50% interest, during the years ended December 31, 2002, 2001 and 2000, respectively. Of these amounts, $1.5 million, $30.7 million, and $43.2 million was then paid to unaffiliated subcontractors for the construction of these development and expansion projects during 2002, 2001 and 2000, respectively. The Company had outstanding construction invoices and retainage payable to Lowder Construction Company, Inc. totaling $0.4 million at December 31, 2001. There were no outstanding construction invoices or retainage payable to Lowder Construction Company, Inc. at December 31, 2002. In each of the following transactions, the independent members of the Executive Committee approved such transactions unanimously.
         The Company also paid $35.3 million, $67.0 million, and $31.3 million for property construction costs to Brasfield & Gorrie General Contractors, Inc. (B&G), a construction company partially-owned by Mr. M. Miller Gorrie (trustee) during the years ended December 31, 2002, 2001 and 2000, respectively. Of these amounts, $32.1 million, $60.3 million, and $28.2 million was then paid to unaffiliated subcontractors for the construction of these development projects during 2002, 2001 and 2000, respectively. The Company had outstanding construction invoices and retainage payable to this construction company totaling $1.8 million at December 31, 2001. There were no outstanding construction invoices or retainage payable to B&G at December 31, 2002.
         In March 2002, CPSI acquired a 20% interest in three aircraft from NRH Enterprises, L.L.C., (NRH) an entity in which Mr. Harold Ripps (trustee) indirectly has an approximate 33% interest, for approximately $1.4 million. Additionally, CPSI entered into a joint ownership agreement with the other owners of the aircraft, including NRH, under which CPSI pays NRH, as agent for all of the owners of the aircraft, a monthly fee of $10,000, plus $1,400 per hour of Company flight time, to cover the operating expenses of the aircraft. Further, CPSI entered into an aircraft services agreement with MEDJET Assistance, L.L.C., (MEDJET) an entity in which Mr. Ripps indirectly has an approximate 40% interest. Under this agreement, CPSI is obligated to pay a monthly fee of $5,000 to MEDJET for managing the use, maintenance, storage, and supervision of the aircraft. NRH pays this $5,000 monthly fee to MEDJET, on behalf of CPSI, from the $10,000 monthly fee referred to above. During 2002, CPSI paid approximately $254,000 to NRH for usage and service of the aircraft under the above agreements.
         In July 2002, the Company acquired three single family homes located in Montgomery, Alabama, from Lowder New Homes, Inc., an entity owned by TCC, for a total purchase price of approximately $0.5 million, which will be operated as rental property. The homes were purchased as part of a corporate rental program for an automobile manufacturer that is building a manufacturing plant near Montgomery, Alabama. Under the corporate rental program, executives of the automobile manufacturer will rent the homes from the Company for an initial term of three years, with the option to extend the lease, and have agreed to lease additional multifamily units at Colonial Grand at Promenade located in Montgomery, Alabama. The homes were funded through the Company's unsecured line of credit.
         During September 2000, the Company purchased a parcel of land from Colonial Commercial Investments, Inc. (CCI), which is owned by James K. Lowder and Thomas H. Lowder, through the issuance of 12,477 limited partnership units in CRLP valued at approximately $0.3 million. Subsequently, the parcel of land was sold in excess of cost by the Company in June 2001.
         The Company and its subsidiaries leased space to certain entities in which Mr. Thomas H. Lowder, Mr. James K. Lowder, and Mr. M. Miller Gorrie have an interest and received market rent from these entities of approximately $1.0 million, $1.1 million, and $1.5 million during the years ended December 31, 2002, 2001, and 2000, respectively. Additionally, the Company and its subsidiaries provided management and leasing services to certain related entities and received fees from these entities of approximately $0.3 million during the years ended December 31, 2002, 2001, and 2000.
         Colonial Insurance Agency, a corporation owned by TCC, has provided insurance brokerage services for the Company. The aggregate amount paid by the Company to Colonial Insurance Agency for these services during the years ended December 31, 2002, 2001, and 2000 were $5.0 million, $4.4 million, and $3.3 million, respectively. Of these amounts, $4.7 million, $4.2 million and $3.1 million was then paid to unaffiliated insurance carriers for insurance premiums during 2002, 2001 and 2000, respectively.

17. Net Income Per Share
         The following table sets forth the computation of basic and diluted earnings per share:

                                                                            (in thousands, except per share data)
                                                                     ----------------------------------------------------
                                                                            2002             2001              2000
                                                                        --------------   -------------     --------------
       Numerator:
        Net income before extraordinary item                         $        73,377 $        55,609 $           50,008
        Less: Preferred stock dividends                                      (15,565)        (13,407)           (10,940)
                                                                        --------------   -------------     --------------
         Income available to common shareholders
         Before extraordinary item                                    $        57,812  $       42,202    $        39,068
                                                                        --------------   -------------     --------------
       Denominator:
         Denominator for basic net income per share - weighted
         average common shares                                                 22,154          20,792             21,249
         Effect of dilutive securities:
         Trustee and employee stock options                                       254             111                 28
                                                                        --------------   -------------     --------------
         Denominator for diluted net income per shares - adjusted
         weighted average common shares
                                                                               22,408          20,903             21,277
                                                                        ==============   =============     ==============
         Basic net income per share, before extraordinary items       $          2.61  $         2.03    $          1.83
                                                                        ==============   =============     ==============
         Diluted net income per share, before extraordinary items     $          2.58  $         2.02    $          1.83
                                                                        ==============   =============     ==============

Options to purchase 40,000 Common Shares at a weighted average exercise price of $35.57 per share were outstanding during 2002 but were not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

18. Subsequent Events

     Distribution
     On January 18, 2003, the Board of Trustees declared a cash distribution to shareholders of the Company and partners of Colonial Realty Limited Partnership in the amount of $.665 per share and per partnership unit, totaling $22.4 million. The distribution was made to shareholders and partners of record as of January 31, 2003, and was paid on February 7, 2003.

     Disposition
     On February 28, 2003, the Company sold Colonial Promenade Bardmoor, a 152,667 square foot retail asset located in St. Petersburg, Florida. The total sales price was $17.1 million, which was used to repay a portion of the borrowings under the Company's unsecured line of credit and to support the Company's investment activities.

19.  Quarterly Financial Information (Unaudited)
         The following is a summary of the unaudited quarterly financial information for the years ended December 31, 2002 and 2001:


                                      2002
    ---------------------------------------------------------------------------------------------------------------
                      (in thousands, except per share data)
                                                                   First       Second       Third       Fourth
                                                                 Quarter      Quarter      Quarter     Quarter
                                                                -----------  -----------  ----------  -----------
             Revenues                                              $78,767      $80,093     $82,123      $88,883
             Income from continuing operations                      16,697       25,551      11,847       14,923
             Income from discontinued operations                        99          113       4,147            0
             Net income                                             16,796       25,664      15,994       14,923
             Preferred Dividends                                    (3,891)      (3,891)     (3,891)      (3,892)
                   Net income available to common shareholders      12,905       21,773      12,103       11,031


             Net income per share:
                  Basic                                              $0.60        $0.99       $0.54        $0.49
                  Diluted                                            $0.60        $0.97       $0.53        $0.48
             Weighted average common shares outstanding:
                  Basic                                             21,383       22,040      22,517       22,659
                  Diluted                                           21,601       22,359      22,800       22,886


                                      2001
    ---------------------------------------------------------------------------------------------------------------
                      (in thousands, except per share data)
                                                                   First       Second       Third       Fourth
                                                                 Quarter      Quarter      Quarter     Quarter
                                                                -----------  -----------  ----------  -----------
             Revenues                                              $75,104      $76,969     $78,471      $83,874
             Income from continuing operations                       8,180       10,015      15,675       21,338
             Income from discontinued operations                        84          111          77          129
             Net income                                              8,264       10,126      15,752       21,467
             Preferred Dividends                                   (2,735)      (2,875)     (3,890)      (3,907)
             Net income available to common shareholders             5,529        7,251      11,862       17,560

             Net income per share:
                  Basic                                              $0.27        $0.35       $0.57        $0.84
                  Diluted                                            $0.27        $0.35       $0.57        $0.83
             Weighted average common shares outstanding:
                  Basic                                             20,769       20,864      20,775       20,885
                  Diluted                                           20,810       20,986      20,920       21,037

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Board of Trustees and Shareholders
           of Colonial Properties Trust

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Colonial Properties Trust (the "Company") at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets."


/s/PricewaterhouseCoopers LLP


Birmingham, Alabama January 17, 2003,
except for Note 18, as to which the
date is February 28, 2003